EXPLANATORY NOTE

On April 20, 2026, Upland Software, Inc. (the "Company") furnished its Annual Report to Stockholders for the year ended December 31, 2025 (the "ARS Filing") to the Securities and Exchange Commission. In the ARS Filing, the Company inadvertently included a version of its Annual Report on Form 10-K that included certain preliminary financial information as of and for the three months ended March 31, 2026. The Company has included the correct Annual Report on Form 10-K for the year ended December 31, 2025 herein.



Upland Software, Inc.
900 S. Capital of Texas Highway, Las Cimas IV, Suite 300
Austin, Texas 78746

April 20, 2026

Dear Stockholder:

You are cordially invited to attend our 2026 Annual Meeting of Stockholders. The Annual Meeting of Stockholders will be held at 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas 78746 on June 3, 2026, at 11:00 a.m. Central Daylight Time.

The matters expected to be acted upon at the Annual Meeting are described in detail in the accompanying Notice of 2026 Annual Meeting of Stockholders and Proxy Statement.

In accordance with U.S. Securities and Exchange Commission "notice and access" rules, we are using the Internet as our primary means of furnishing proxy materials to our stockholders. Because we are using the Internet, most stockholders will not receive paper copies of our proxy materials. We will instead send our stockholders a notice with instructions for accessing the proxy materials and voting via the Internet. This notice also provides information on how our stockholders may obtain paper copies of our proxy materials if they so choose. We believe the use of the Internet makes the proxy distribution process more efficient and less costly and helps in conserving natural resources.

The Proxy Statement, the accompanying form of proxy card, the Notice of 2026 Annual Meeting of Stockholders and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 are available at www.proxyvote.com and may also be accessed through our website at www.uplandsoftware.com under the "SEC Filings" section of the "Investors" page. If you would like to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Instructions on voting are located on the accompanying proxy card. Your vote by proxy will ensure your representation at the Annual Meeting regardless of whether or not you attend in person. Casting your vote by proxy does not deprive you of your right to attend the Annual Meeting and vote your shares in person.

The board of directors and management look forward to your participation at the Annual Meeting.

Sincerely,

Michael D. Hill
Chief Financial Officer, Treasurer, and Corporate Secretary



Upland Software, Inc.
900 S. Capital of Texas Highway, Las Cimas IV, Suite 300
Austin, Texas 78746

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 3, 2026

To the Stockholders of Upland Software, Inc.:

The Annual Meeting of Stockholders for Upland Software, Inc. ("Upland", "we", "us", "our" or the "Company") will be held at 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas 78746 on June 3, 2026, at 11:00 a.m. Central Daylight Time (the "Annual Meeting"), to consider the following matters:

1. To elect one Class III director to serve on the board of directors until our 2029 annual meeting of stockholders, or until a successor is duly elected and qualified;

2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

3. To vote on a non-binding advisory basis to approve the compensation of our named executive officers;

4. To approve the adoption of an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), to be filed not later than February 24, 2027, to effect a reverse stock split of our Common Stock (as defined below) at a ratio in the range of 1-for-five to 1-for-30 (collectively, the "Reverse Split"), with such ratio to be determined in the discretion of the board of directors and publicly disclosed prior to the effectiveness of the Reverse Split (the "Reverse Split Proposal");

5. To approve an amendment to the Company's 2024 Omnibus Incentive Plan (the "2024 Plan") to increase the number of shares of the Company's common stock reserved for issuance thereunder from 3,200,000 to 5,200,000 (the "Equity Plan Increase Proposal");

6. To approve an adjournment of the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are not sufficient votes in favor of the Reverse Split Proposal or the Equity Plan Increase Proposal (the "Adjournment Proposal"); and

7. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Our board of directors (the "Board") has fixed the close of business on April 13, 2026, as the record date for determining holders of our common stock entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof (the "Record Date"). A complete list of such stockholders will be available for examination at our offices in Austin, Texas, during normal business hours for a period of ten days prior to the Annual Meeting. This Notice of 2026 Annual Meeting of Stockholders is being distributed or made available to stockholders beginning on or about April 20, 2026.

By Order of the Board of Directors

John T. McDonald
Chief Executive Officer, President, and Chair

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 3, 2026.

This Notice of Annual Meeting of Stockholders, the Proxy Statement, accompanying form of proxy card, and our Annual Report to Stockholders/Form 10-K for the fiscal year ended December 31, 2025 are available at www.proxyvote.com.

ATTENDING THE ANNUAL MEETING

You do not need to attend the Annual Meeting to vote. You may vote by submitting a proxy card in advance, by telephone or through the Internet.

If you wish to attend the Annual Meeting:

- Doors will open at 10:30 a.m. Central Daylight Time on June 3, 2026.

- The meeting will start at 11:00 a.m. Central Daylight Time.

- All stockholders and proxy holders must register at the reception desk and provide evidence of ownership as of the Record Date, and only such persons will be permitted to enter the room and attend the meeting.

- The meeting will follow the agenda and rules of conduct provided to all stockholders and proxy holders upon entering the meeting.

- Subject to meeting rules, only stockholders of record or their proxy holders will be allowed to address the meeting and only after having been recognized. All questions and comments must be directed to the chair of the meeting.

- The purpose and order of the meeting will be strictly observed, and the chair's or secretary's determinations in that regard will be final, including any postponements or adjournments of the meeting.

- Media will not be allowed to attend the meeting. The taking of photographs and the use of audio and video recording devices will not be allowed.

QUESTIONS

For Questions Regarding:	Contact:
The Annual Meeting	Upland Software, Inc. - Investor Relations
	(512) 960-1031
Stock ownership for registered holders	Broadridge Corporate Issuer Solutions, Inc.
	P.O. Box 1342
	Brentwood, NY 11717
	shareholder@broadridge.com
	(866) 321-8022 (within the U.S. and Canada) or
	(720) 378-5956 (worldwide)
Stock ownership for beneficial owners	Please contact your broker, bank or other nominee
Voting for registered holders	Broadridge Corporate Issuer Solutions, Inc.
	P.O. Box 1342
	Brentwood, NY 11717
	shareholder@broadridge.com
	(866) 321-8022 (within the U.S. and Canada) or
	(720) 378-5956 (worldwide)
Voting for beneficial owners	Please contact your broker, bank or other nominee

TABLE OF CONTENTS

Proxy Statement Information on Voting	1
Proposal One: Election of Director	4
Directors and Corporate Governance	5
Director Compensation	14
Executive Officers	16
Security Ownership of Certain Beneficial Owners and Management	17
Certain Relationships and Related Party Transactions	19
Executive Compensation	20
Summary Compensation Table	22
Outstanding Equity Awards at Fiscal Year-End Table	23
Executive Employment and Other Arrangements	24
Potential Payments upon Termination or Change-in-Control	25
Pay Versus Performance	27
Audit Committee Report	29
Proposal Two: Ratification of Selection of Independent Registered Public Accounting Firm	30
Proposal Three: Advisory Vote on Executive Compensation	32
Proposal Four: Approval of the Adoption of an Amendment to the Certificate of Incorporation to Effect a Reverse Stock Split of our Common Stock	33
Proposal Five: Approval of an Amendment to the Upland Software, Inc. 2024 Omnibus Incentive Plan	40
Proposal Six: Approval of the Adjournment Proposal	49
Other Matters	50
Stockholders Sharing the Same Last Name and Address	51
Appendix A	52
Appendix B	54
Proxy Card	67



Upland Software, Inc.
900 S. Capital of Texas Highway, Las Cimas IV, Suite 300
Austin, Texas 78746

PROXY STATEMENT INFORMATION ON VOTING

Our Board solicits your proxy for the 2026 Annual Meeting of Stockholders and at any postponement or adjournment of the meeting for the matters set forth in the "Notice of 2026 Annual Meeting of Stockholders." The Annual Meeting will be held at 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, TX 78746 on June 3, 2026 at 11:00 a.m. Central Daylight Time. We made this Proxy Statement available to stockholders beginning on April 20, 2026.

Record Date	April 13, 2026 (the "Record Date")
Quorum	A majority of combined shares of our common stock, par value $0.0001 per share (the "Common Stock") and Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") (on an as-converted basis) outstanding on the Record Date must be present in person or by proxy to constitute a quorum at the Annual Meeting. Abstentions and any broker non-votes will be counted toward fulfillment of quorum requirements. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.
Shares Outstanding	There were 29,363,201 shares of Common Stock outstanding as of April 13, 2026.
Inspector of Election	A representative from Broadridge Financial Solutions, Inc. ("Broadridge") will serve as the inspector of election.
Voting by Proxy	Stockholders of record on the Record Date may submit their proxy on the Internet, by phone, or by mail.
Appointment of Proxy Holders	The Board asks you to appoint Michael D. Hill as your proxy holder to vote your shares at the Annual Meeting. You may make this appointment by voting the enclosed proxy card or by using one of the voting methods described below.
Voting Instructions; Voting at the Meeting	***We encourage stockholders to vote in advance of the Annual Meeting, even if they plan to attend the meeting.*** Stockholders can vote in person during the meeting. Stockholders of record (those whose shares are registered directly in their name with Upland's transfer agent, Broadridge) who attend the Annual Meeting in person may obtain a ballot from the inspector of election. Beneficial owners whose shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization and who attend the Annual Meeting in person must obtain a proxy from their broker, bank, or other nominee prior to the date of the Annual Meeting and present it to the inspector of election with their ballot. Voting in person during the meeting will replace any previous votes.

Voting Instructions; Voting by Proxy	All shares represented by valid proxies received prior to the meeting will be voted and, where a stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the stockholder's instructions. If you are a stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board or you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.
Voting Instructions; What Happens if no Voting Instructions are Provided	If, on the Record Date, your shares were held in an account at a brokerage firm or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the meeting.
	As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. If you do not provide instructions for voting the shares that you beneficially own, your custodian will not be permitted to vote your shares with respect to "non-discretionary" items, which includes all matters on the agenda other than the ratification of the appointment of the independent registered public accounting firm. This is generally referred to as a "broker non-vote."
	We urge you to provide voting instructions to your broker or agent to vote your shares.
	A number of brokers and banks enable beneficial holders to give voting instructions via telephone or the Internet. Please refer to the voting instructions provided by your bank or broker. You are also invited to attend the meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you provide a valid proxy from your broker or other agent.
Routine and Non-Routine Matters	Proposals One, Three, Four, Five, and Six are each considered non-routine matters under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and, therefore, broker non-votes may exist in connection with Proposals One, Three, Four, Five, and Six. Proposal Two, the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026, is a matter considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and, therefore, no broker non-votes are expected to exist in connection with Proposal Two.
Votes Required; Effect of Broker Non-Votes and Abstentions	Each holder of shares of our Common Stock outstanding on the Record Date is entitled to one vote for each share of Common Stock held as of the Record Date. Except as provided by the Certificate of Designation of Series A Convertible Preferred Stock of the Company (the "Certificate of Designation") or applicable law, the holders of Series A Preferred Stock will have the right to vote together as a single class with the holders of the Common Stock on each matter submitted for a vote or consent by the holders of the Common Stock.
	With respect to Proposal One, director nominee is elected by a plurality of the voting power of the shares of our Common Stock and shares of our Series A Preferred Stock (on an as-converted basis) present in person or represented by proxy and entitled to vote at the Annual Meeting. Therefore, the nominee receiving the most "FOR" votes at the Annual Meeting will be elected as a director to serve until the third annual meeting of stockholders following their election. For Proposal One, there is no cumulative voting and abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.
	The ratification of our independent registered public accounting firm in Proposal Two requires the affirmative vote of a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting. Proposal Two is a routine matter and no broker non-votes are expected to exist in connection with Proposal Two. Abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.

Votes Required; Effect of Broker Non-Votes and Abstentions	Proposal Three, the advisory vote to approve executive compensation, requires the approval of a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting. However, because Proposal Three is an advisory vote, the result will not be binding on the Company or our Board. The Board, the Compensation Committee and/or another committee of the Board will consider the outcome of the vote when establishing or modifying the compensation of our named executive officers and determining how often we should submit to the stockholders an advisory vote to approve the compensation of our named executive officers included in our proxy statement. Abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.
	Proposals Four, Five, and Six, the Reverse Split Proposal, the Equity Plan Increase Proposal, and the Adjournment Proposal, respectively, require the affirmative vote of a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present or represented by proxy and voting as a single class at the Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.
Changing Your Vote	Stockholders of record may revoke their proxy at any time before the polls close by submitting a later-dated vote in person at the Annual Meeting, via the Internet, by telephone, by mail, or by delivering instructions to our Corporate Secretary before the Annual Meeting. If you hold shares through a broker, bank, or other nominee, you may revoke any prior voting instructions by contacting that firm.
Voting Results	We will announce preliminary results at the Annual Meeting. We will report final results at http://investor.uplandsoftware.com and in a filing with the U.S. Securities and Exchange Commission (the "SEC") on Form 8-K, which we are required to file with the SEC within four business days following the Annual Meeting.


Important


Please promptly vote and submit your proxy by signing, dating, and returning the enclosed proxy card in the postage-prepaid return envelope, or vote by telephone or via the Internet so that your shares can be voted. This will not limit your rights to attend or vote at the Annual Meeting.

PROPOSAL ONE: ELECTION OF DIRECTOR

Our Board is comprised of six directors. In accordance with our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and our Amended and Restated Bylaws (the "Bylaws"), our Board is divided into three classes, the members of each of which serve for staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:

- the Class I directors are Stephen E. Courter and Teresa Miles Walsh, and their terms will expire at our annual meeting of stockholders to be held in 2027; and

- the Class II directors are David Chung, Timothy W. Mattox and David D. May, and their terms will expire at our annual meeting of stockholders to be held in 2028; and

- the Class III director is John T. (Jack) McDonald, and his term will expire at the Annual Meeting.

This year's nominee for election to our Board as Class III director is John T. (Jack) McDonald. The proxies given to the proxy holders will be voted or not voted as directed and, if no direction is given, will be voted "FOR" the nominee. Mr. McDonald serves as our Chairman of the Board. Mr. McDonald is not currently considered an independent director due to his compensation and employment with the Company and, following his intended retirement on April 30, 2026, he will continue to not be considered independent under the applicable requirements of the Nasdaq Global Market listing standards and SEC rules and regulations.

Mr. McDonald has been nominated by our Board upon the recommendation of the Nominating and Governance Committee. Certain biographical information about Mr. McDonald is set forth below, including the director's business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes, or skills that caused the Nominating and Governance Committee to recommend that Mr. McDonald should continue to serve on our Board. There are no family relationships among Mr. McDonald and any of our directors or executive officers.

John T. (Jack) McDonald founded the Company and has served as the Chair of our Board since our founding in July 2010. Additionally, Mr. McDonald has served as our Chief Executive Officer since July 2010 and as our President since August 2025. Mr. McDonald intends to retire from his position as Chief Executive Officer and President on April 30, 2026. Prior to founding Upland in 2010, Mr. McDonald was Chief Executive Officer of Perficient, Inc. (Nasdaq: PRFT), an information technology consulting firm, from 1999 to 2009, and chairman from 2001 to 2010. From 1987 to 1993, Mr. McDonald was an attorney with Skadden, Arps, Slate, Meagher & Flom LLP in New York, focusing on mergers and acquisitions and corporate finance. Mr. McDonald served on the board of directors and member of the Compensation Committee of BigCommerce Holdings, Inc. (Nasdaq: BIGC), from August 2019 to July 2022. Mr. McDonald served as chairman of the Greater Austin Chamber of Commerce and as a member of the board of directors of a number of privately held companies and non-profit organizations. Mr. McDonald holds a B.A. in Economics from Fordham University and a J.D. from Fordham Law School.

We believe that Mr. McDonald is qualified to serve as a member of our Board because of his experience as our Chief Executive Officer and his background in the technology industry, including previously serving as Chair and chief executive officer of a public technology company.

Vote Required

The nominee receiving the highest number of affirmative votes of the shares of Common Stock and Series A Preferred Stock (on an as-converted basis) voting together as a single class, present in person or represented by proxy and entitled to vote for them will be elected as a Class III director to serve until the third annual meeting following their election or until their successor, if any, is duly elected and qualified, or until their earlier death, resignation, or removal. Unless you otherwise instruct, proxies will be voted for election of Mr. McDonald as the Class III director nominee. The Company has no reason to believe that Mr. McDonald will be unable to serve, but in the event that he is unwilling or unable to serve as a director and the Board does not, in that event, choose to reduce the size of the Board, the persons voting the proxy may vote for the election of another person in accordance with their judgment.

Recommendation of the Board

The Board unanimously recommends that stockholders vote "FOR" the election of Mr. McDonald.

DIRECTORS AND CORPORATE GOVERNANCE

Corporate Governance Highlights

Independence

- The Board currently has 6 members, 4 of whom are independent.
- There are three standing committees with all members being independent directors.
- Directors regularly meet without management present with the Lead Independent Director presiding.

Board Practices

- The Board and its standing committees perform self-evaluations on an annual basis.
- Each standing committee operates under a committee charter.
- The Board oversees risk management practices.
- The Board receives information concerning, and provides input on, succession planning.
- The Board has adopted an insider trading policy, a related person transaction policy, corporate governance guidelines, and a code of business conduct and ethics.

Leadership Structure

- The Board leadership structure consists of a Chair, a Lead Independent Director and committee chairs.

Directors

The Nominating and Governance Committee of the Board and the Board believe the skills, qualities, attributes, and experience of its directors provide Upland with business acumen and a diverse range of perspectives to engage each other and management to effectively address the evolving needs of Upland and represent the best interests of our stockholders. In the event the nominee for director is elected, following the Annual Meeting, our Board would consist of the following individuals:

Name	Position with Upland	Age as of the Annual Meeting	Director Since
David Chung	Director	58	2022
Stephen E. Courter	Director	71	2014
Timothy W. Mattox	Director	60	2024
David D. May	Lead Independent Director	63	2016
John T. (Jack) McDonald[1]	Director, Chief Executive Officer, President, and Chair	62	2010
Teresa Miles Walsh	Director	62	2020

(1) Mr. McDonald intends to retire from his position as Chief Executive Officer and President on April 30, 2026.

The following presents biographical information for each of our continuing directors listed above in the table. The biographical information includes the director's business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes, or skills that caused the Nominating and Governance Committee to recommend that the director should serve on the Board.

David Chung has served as a member of our Board since August 2022. Mr. Chung is a Partner and Co-Chief Investment Officer of HGGC, LLC ("HGGC"). Mr. Chung is a member of HGGC's Management Committee and Fund IV Investment Committee. He is involved in all aspects of HGGC's investment sourcing, underwriting, execution and portfolio management and realization. Mr. Chung brings 29 years of experience as a private equity, public equity and hybrid public/private investor. Prior to joining HGGC in December 2016, he was an independent investor through Arrowhead Holdings LLC, an Investment Partner at Blum Capital Partners, a Partner at Standard Pacific Capital, and a Director at KKR, where he began his private equity career in 1995. Previously, he was a strategy consultant at McKinsey & Co. and an investment banker at Hambrecht & Quist. Mr. Chung previously served on the board of directors of Movella, Inc. from 2023 to 2025 and Pathfinder Acquisition Corporation from 2021 to 2023. Additionally, Mr. Chung currently serves on the board of directors of a number of privately held companies. Mr. Chung holds a B.A. in Economics from Harvard University and an M.B.A. from Harvard Business School.

We believe that Mr. Chung is qualified to serve as a member of our Board as a result of his experience in the private equity industry and experience serving in executive and senior management roles.

Stephen E. Courter has served as a member of our Board since September 2014. Mr. Courter is on the faculty of the McCombs School of Business, University of Texas at Austin, which he joined in August 2007, teaching courses in the Masters in Business Administration program and leading study abroad programs in Thailand, Vietnam, India, and Indonesia. From 2006 to 2007, Mr. Courter served as Chief Executive Officer and board member of Broadwing Communications. From 2000 to 2006, Mr. Courter served as Chair and Chief Executive Officer of Neon Communications. From 1998 to 2000, Mr. Courter served a Chief Executive Officer of Enertel, a Dutch telecommunications company based in Rotterdam. Since October 2008, Mr. Courter has served on the board of directors of Cadiz Inc. (Nasdaq: CDZI), a land and water resource development company, where he is the chair of the audit and risk committee and a member of the corporate governance and nominating committee. Mr. Courter holds a B.S. in Finance from The Pennsylvania State University and an M.B.A. from The George Washington University. Mr. Courter holds the rank of Major in the U.S. Army Reserves.

We believe Mr. Courter is qualified to serve as a member of our Board as a result of his experience in executive-level management positions at technology companies and the knowledge he gained from service on the boards of public and private companies.

Timothy W. Mattox has served as a member of our Board since January 2024. Mr. Mattox previously served as President and Chief Operating Officer for Upland from July 2014 until March 2021, and most recently as a Strategic Advisor to Upland from March 2021 until his appointment to the Board. Prior to Upland, Mr. Mattox's career included extensive strategic, operational, new business, and private equity experience in software, hardware, and web/cloud services. From 1998 to 2013, Mr. Mattox held several leadership positions at Dell, Inc., including Vice President of Corporate Strategy, followed by Vice President of Worldwide Enterprise Product Management. From 1994 to 1998, Mr. Mattox was a Manager at Bain & Company. From 1989 to 1992, Mr. Mattox was a Senior Product Line Manager at Oracle Corporation. Mr. Mattox has led businesses with revenue of $25 million to $10 billion and has a strong track record of stockholder value creation at the corporate and divisional level. Mr. Mattox holds B.S. and M.S. degrees in electrical engineering and computer science from Massachusetts Institute of Technology and an M.B.A. from Stanford's Graduate School of Business.

We believe that Mr. Mattox is qualified to serve as a member of our Board as a result of his significant software executive leadership experience, as well as his previous understanding and history of the Company.

David D. May has served as a member of our Board since March 2016 and was named Lead Independent Director in October 2017. Mr. May is a Vice President of Luther King Capital Management, and Senior Advisor to LKCM Headwater Investments, which he joined in August 2013. From 2005 to 2013, Mr. May was the co-founder and portfolio manager of Third Coast Capital Management, an Austin-based long-short equity hedge fund formed in 2004. From 1998 to 2003, Mr. May was a co-founder and Managing Partner of Ridgecrest Partners, a New York City-based hedge fund founded in 1998. From 1996 to 1998, Mr. May was a Partner at Ardsley Partners, a Connecticut-based hedge fund, where he served as an analyst and a portfolio manager. Prior to this, he was a Vice President at Luther King Capital Management and served as a portfolio manager for a broad range of investment portfolios and co-founded the LKCM Mutual Funds, serving as President of the Fund Group. Mr. May served on the board of directors of Perficient Inc. (Nasdaq: PRFT), an information technology consulting firm, where he served on the Audit Committee and was the Chair of the Compensation Committee from 2009 to 2013. Mr. May has previously served on the boards of privately held companies and philanthropic organizations. Mr. May holds a B.A. in Business and an M.B.A. from Texas Christian University. He is a CFA charter holder.

We believe that Mr. May is qualified to serve as a member of our Board as a result of his experience as a director of publicly traded technology companies and his background in the institutional investment industry.

John T. (Jack) McDonald founded the Company and has served as our Chair of our Board since our founding in July 2010. His biography is included under the section entitled "Proposal One: Election of Director" above.

Teresa Miles Walsh has served as a member of our Board since March 2020. Ms. Walsh founded Access Media Advisory Limited in the United Kingdom ("AMA"), a corporate advisory boutique focused on media sector clients, in 2003 and Access Media Advisory LLC in the United States in 2008. She currently serves as chief executive officer of both. Ms. Walsh is also a limited partner and registered representative of Pickwick Capital Partners, LLC, a FINRA regulated broker dealer. From 1989 to 2002, Ms. Walsh held positions at Merrill Lynch including Vice Chair and Managing Director, European Telecommunications, Media and Technology (2002), Head of the European Media Investment Banking Group (1997-2002) and other investment banking roles in media, utilities and structured finance groups of the investment banking division at Merrill Lynch (1989-1997). Ms. Walsh was an independent member of the board of directors and chair of the audit committee of Forest

Road Acquisition Corp (NYSE: FRX.U) from November 2020 to June 2021. Ms. Walsh holds a B.A. in Economics, Magna Cum Laude, from Duke University and an M.B.A., with distinction, from the Fuqua School of Business at Duke University.

We believe Ms. Walsh is qualified to serve as a member of our Board as a result of her experience in the international business sector and with mergers and acquisitions, as well as her executive-level management positions with investment banking entities.

Director Qualifications and Information

Director Qualifications — The Board believes that individuals who serve on the Board should have demonstrated notable or significant achievements in business, education, or public service; should possess the requisite intelligence, education, and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our stockholders. The following are qualifications, experience and skills for Board members which are important to our business and its future:

- Leadership Experience — We seek directors who demonstrate extraordinary leadership qualities. Strong leaders bring vision, strategic agility, diverse and global perspectives, and broad business insight to the Company. They demonstrate practical management experience, skills for managing change, and deep knowledge of industries, geographies, and risk management strategies relevant to the Company. They have experience in identifying and developing the current and future leaders of the Company. The relevant leadership experience we seek includes a past or current leadership role in a major public company or recognized privately held entity; a past or current leadership role at a prominent educational institution or senior faculty position in an area of study important or relevant to the Company; or a past or current senior managerial or advisory position with a highly visible nonprofit organization.

- Finance Experience — We believe that all directors should possess an understanding of finance and related reporting processes. We also seek directors who qualify as an "audit committee financial expert" as defined in the SEC's rules for service on the Audit Committee.

- Business Experience — We seek directors who have relevant experience in businesses and markets that are relevant to our business and/or to the business of our customers. We value experience in our high priority areas, including corporate finance and public markets, SaaS and cloud based businesses, new or expanding businesses, customer segments or geographies, organic and inorganic growth strategies, existing and new technologies; deep or unique understanding of the Company's business environments; and experience with, exposure to, or reputation among a broad subset of our customer base.

Director Qualifications Matrix — The Nominating and Governance Committee selects, evaluates and recommends to the full Board qualified candidates for election or appointment to the Board. The Nominating and Governance Committee has developed the following matrix outlining specific qualifications to ensure that the Company's directors bring to the Board a diversity of experience, background and perspective. The matrix allows the Nominating and Governance Committee to identify areas of expertise and experience that may benefit the Board in the future as well as gaps in those areas that may arise as directors retire. The Nominating and Governance Committee uses this information as part of its process for identifying and recommending new directors for the Board.

DIRECTOR QUALIFICATION MATRIX

Name of Director	Leadership			Financial	
	Technical Industry	Academic	Active/ Recent CEO	Financial Literacy	Audit Committee Financial Expert
Mr. Chung	X			X	X
Mr. Courter	X	X	X	X	X
Mr. May	X			X	X
Mr. McDonald	X		X	X	
Mr. Mattox	X			X	
Ms. Walsh	X		X	X	X

Board Corporate Governance Guidelines

Our Board maintains Corporate Governance Guidelines, which are intended to reflect our core values and provide the foundation for our governance and management systems and our interactions with others. A copy of those guidelines is posted on the investor relations portion of our website at https://investor.uplandsoftware.com/governance/governance-documents/default.aspx.

Structure of the Board of Directors

Our business and affairs are managed under the direction of our Board. As noted above, our Board currently consists of six members and is divided into three classes with staggered three-year terms.

Pursuant to the Securities Purchase Agreement (the "Purchase Agreement") by and between the Company and Ulysses Aggregator, LP, (the "Purchaser"), the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, have the right to elect, for so long as Ulysses Aggregator, LP and its affiliates (including HGGC, LLC) beneficially own in the aggregate at least 5% of the shares of Common Stock on a fully diluted basis including the shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, one member (the "Series A Director") of the Board. The Series A Director is entitled to serve on each committee of the Board, subject to applicable rules and regulations of the Nasdaq Global Market. As of August 23, 2022, Mr. Chung was appointed as the Series A Director.

We expect that any additional directorships resulting from an increase in the authorized number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board may have the effect of delaying or preventing changes in our control or management.

Our Certificate of Incorporation and Bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding shares of capital stock entitled to vote generally at an election of directors. Our directors are elected by a plurality of the voting power of the shares present in person or represented by proxy and entitled to vote on the election of directors. Our directors hold office until their successors have been elected and qualified or until their earlier resignation or removal.

Director Independence

The Nasdaq Global Market listing standards require that a majority of the members of our Board qualify as "independent" as defined by those standards. In April 2026, our Board, following consultation with our Nominating and Governance Committee, undertook a review of the independence of the directors and nominee for director and considered whether any director or nominee has a material relationship with us that could compromise his or her ability to exercise judgment in carrying out his or her responsibilities. As a result of this review, our Board determined that four of our six current directors, Messrs. Chung, Courter, and May and Ms. Walsh, are "independent directors" as defined under the applicable requirements of the Nasdaq Global Market listing standards and SEC rules and regulations. In making that determination, our Board considered whether each director and nominee has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Note from our Lead Independent Director

It is my privilege to serve as Upland's Lead Independent Director, a role I have held since October 2017. I would like to share a few of the important ways our Board works to provide independent oversight of management as fiduciaries to you, our stockholders.

As Lead Independent Director, I work closely with our Chair and our Chief Executive Officer to facilitate continuous communication among management and the Board's independent directors. Our Board currently has six members, four of whom are independent. It is important to Upland that we have significant input and guidance from independent directors.

Our Board and Upland's management highly value the input of our independent directors. Our Chief Executive Officer and executive team regularly communicate with our independent directors between meetings of our Board to ensure that they are informed and that the Company has the benefit of their input on a real-time basis.

Finally, our Board participates in an annual self-assessment process conducted by an outside third-party to ensure that the Board is well-functioning and that each director has the opportunity to anonymously communicate their thoughts on the Board's operation for the prior year and to set goals for the coming year.

I thank you for your support and look forward to serving our stockholders interests as we move forward.

Sincerely,

David D. May
Lead Independent Director

Board Leadership and Lead Independent Director

The Chair of our Board is currently our Chief Executive Officer and President, John T. (Jack) McDonald. As of the date of this Proxy Statement, the roles of Chair of our Board and Chief Executive Officer remain combined. The Board does not have a policy with regard to whether the roles of Chair of our Board and Chief Executive Officer should be separate or combined. Rather, the Board believes that the present structure, which includes a Lead Independent Director with well-defined responsibilities, provides the Company and the Board with exemplary leadership, appropriate independent oversight of management, continuity of experience that complements ongoing Board refreshment and the ability to communicate the Company's business and strategy to stockholders, the investor community, employees and other stakeholders. Further, the Board believes that Mr. McDonald is best suited to serve as the combined Chair, Chief Executive Officer and President because he has provided the Company with invaluable leadership since our founding, is the director most familiar with our business, and is best suited to lead the discussion and execution of our strategy. As previously disclosed in our Current Report on Form 8-K, filed with the SEC on February 25, 2026, Mr. McDonald has notified the Board of his intention to retire as Chief Executive Officer and President, effective April 30, 2026. Following his retirement, Mr. McDonald will continue to serve as Chair of our Board.

The Company has adopted corporate governance guidelines that provide that one of our independent directors should serve as Lead Independent Director at any time when our Chief Executive Officer serves as the Chair of our Board, or if the Chair is otherwise not independent. Because Mr. McDonald is our Chair, Chief Executive Officer, and President, our Board has appointed Mr. May to serve as Lead Independent Director to preside over periodic meetings of our independent directors, serve as the liaison between our Chair and the independent directors, and perform additional duties as our Board may otherwise determine or delegate from time to time. Following Mr. McDonald's retirement, Mr. May will continue to serve as Lead Independent Director.

Committees of the Board of Directors

Our Board has a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee. The current members of the committees are identified in the table below:

Name of Director	Audit	Compensation	Nominating And Governance
David Chung	Member	Member	Member
Stephen E. Courter	Chair	Member	—
David D. May	Member	Chair	Member
Teresa Miles Walsh	Member	—	Chair

The continuing members of the committees following the Annual Meeting are expected to remain the same. Messrs. Mattox and McDonald do not serve on any committees.

Audit Committee

Our Audit Committee is composed of Messrs. Chung, Courter, and May and Ms. Walsh, with Mr. Courter serving as chair. Our Board has determined that each of Messrs. Chung, Courter, and May and Ms. Walsh meet the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Nasdaq Global Market listing standards. Our Board has also determined that Messrs. Chung, Courter, and May and Ms. Walsh qualify as an "audit committee financial expert" within the meaning of SEC regulations.

The primary purpose of the Audit Committee is to discharge the responsibilities of our Board with respect to our accounting, financial, and other reporting and internal control practices and to oversee our independent registered public accounting firm. Specific responsibilities of our Audit Committee include:

- evaluating the performance of our independent registered public accounting firm and determining whether to retain or terminate its services;

- determining and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

- reviewing and discussing with management and our independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm's assessment of our annual and quarterly financial statements and reports;

- reviewing with management and our independent registered public accounting firm significant issues that arise regarding accounting principles and financial statement presentation;

- conferring with management and our independent registered public accounting firm regarding the scope, adequacy, and effectiveness of our internal control over financial reporting;

- establishing procedures for the receipt, retention, and treatment of any complaints we receive regarding accounting, internal accounting controls, or auditing matters;

- reviewing and approving related party transactions;

- overseeing compliance with the requirements of the SEC and the Foreign Corrupt Practices Act;

- providing oversight and review of the Company's risk management policies, including its enterprise risk management program and investment policies; and

- reviewing at least semi-annually the Company's cybersecurity risk mitigation activities and procedures.

The Audit Committee met 4 times in 2025.

Compensation Committee

Our Compensation Committee is composed of Messrs. Chung, Courter, and May, with Mr. May serving as chair. Our Board has determined that each of Messrs. Chung, Courter, and May are independent within the meaning of applicable Nasdaq Global Market listing standards, is a "non-employee director" as defined in Rule 16b-3 under the Exchange Act and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986.

The primary purpose of our Compensation Committee is to discharge the responsibilities of our Board to oversee our compensation policies, plans, and programs and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our Compensation Committee include:

- determining the compensation and other terms of employment of our Chief Executive Officer and reviewing and approving corporate performance goals and objectives relevant to such compensation;

- in consultation with the Chief Executive Officer, determining the compensation and other terms of employment of our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

- evaluating, approving, and administering the compensation plans and programs advisable for us and evaluating and approving the modification or termination of existing plans and programs;

- reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management, as appropriate; and

- reviewing and recommending to our Board the compensation of our directors.

The Compensation Committee may form subcommittees for any purpose that the Compensation Committee deems appropriate and may delegate to such subcommittees such power and authority as the Compensation Committee deems appropriate, except that the Compensation Committee shall not delegate to a subcommittee any power or authority required by law, regulation, or listing standard to be exercised by the Compensation Committee as a whole. The Compensation Committee also has the authority, in its sole discretion, to select and retain any compensation consultant to be used by the Company to assist with the execution of the Compensation Committee's duties and responsibilities, or to engage independent counsel or other advisers as it deems necessary or appropriate to carry out its duties. The Compensation Committee currently retains the services of a compensation consultant, Korn Ferry, and utilized such services in the last fiscal year.

The Compensation Committee met 5 times in 2025.

Nominating and Governance Committee

Our Nominating and Governance Committee is composed of Messrs. Chung and May and Ms. Walsh, with Ms. Walsh serving as chair. Our Board has determined that each of Messrs. Chung and May and Ms. Walsh are independent within the meaning of applicable Nasdaq Global Market listing standards.

The specific responsibilities of our Nominating and Governance Committee include:

- reviewing proposed changes to the Certificate of Incorporation and the Bylaws and making recommendations to the Board;

- overseeing compliance by the Board with applicable laws and regulations;

- identifying, reviewing, evaluating, and recommending for selection candidates for membership to our Board;

- reviewing, evaluating, and considering the recommendation for nomination of incumbent members of our Board for reelection to our Board and monitoring the size of our Board;

- considering the recommendation for nomination of candidates for election to our Board and proposals submitted by our stockholders;

- reviewing the Company's environmental, social and governance ("ESG") position; and

- reviewing the performance of our Board, recommending areas of improvement to our Board, and assessing the independence of members of our Board.

In addition, the Nominating and Governance Committee, in conjunction with management, provides continuing education and learning resources to our Board.

The Nominating and Governance Committee met 4 times in 2025.

Committee Charters

Our Audit Committee, Compensation Committee, and Nominating and Governance Committee operate under written charters adopted by the Board. These charters are posted on the "Investor Relations" page of our website, https:// investor.uplandsoftware.com/governance/governance-documents/default.aspx.

Risk Oversight

Our business is subject to various types of risk, including business risks relating to our strategy, competitive position, operations and financial structure, technological risks, legal and compliance risks, and others. Management is responsible for the day-to-day management of risks we face, while our Board, as a whole and through its committees, oversees our enterprise risk management processes implemented by management and regularly reviews reports from members of senior management on areas of material risk. The committees of the Board are charged with overseeing certain types of risks. Our Audit Committee is responsible for overseeing the management of financial and operational risks, including cybersecurity risks. Our Compensation Committee is responsible for overseeing the management of risks relating to executive compensation. Our Nominating and Governance Committee is responsible for overseeing the management of risks relating to corporate governance. Our full Board regularly receives reports from each committee on the management of these risks and is charged with the management of all other risks.

Code of Business Conduct and Ethics

Our Board has adopted a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer, and controller, or persons performing similar functions. The code of business conduct and ethics, any amendments that may be adopted from time to time and any waivers of the requirements of the code of business conduct and ethics, are posted on the "Investor Relations" page of our website located at https://investor.uplandsoftware.com/governance/governance-documents/default.aspx.

Communications with the Board of Directors

The Board provides a process for stockholders to send communications to the Board. Any matter intended for the Board, or for any individual member or members of the Board, should be directed to our Corporate Secretary at 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas 78746, with a request to forward the communication to the intended recipient or recipients. Our Corporate Secretary monitors these communications and will provide a summary of all received messages to the Board at each regularly scheduled meeting of the Board. Where the nature of a communication warrants, our Corporate Secretary may determine, in his judgment, to obtain the more immediate attention of the appropriate committee of the Board or non-management director, of independent advisers or of Company management, as our Corporate Secretary considers appropriate. Our Corporate Secretary reserves the right not to forward to Board members any abusive, threatening, or otherwise inappropriate materials, or to decide in the exercise of his or her judgment whether a response to any stockholder communication is necessary.

Director Nomination Procedures

The Nominating and Governance Committee has the responsibility for reviewing and recommending to the Board candidates for director positions. The Nominating and Governance Committee will consider nominations made by stockholders. There are no differences in the manner in which the Nomination and Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder or whether the recommendation comes from another source. To have a candidate considered by the Nominating and Governance Committee, a stockholder must submit such stockholder's recommendation in writing in accordance with the procedures described in the section of this Proxy Statement entitled "Other Matters—2027 Stockholder Proposals or Nominations" and must include the information specified in our Bylaws, including information concerning the nominee and information about the stockholder's ownership of and agreements related to our stock.

The Nominating and Governance Committee, in evaluating Board candidates, considers issues such as character, integrity, judgment, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, and other commitments and the like, all in the context of an assessment of the needs of the Board at the time. The committee's objective is to maintain a Board of individuals of the highest personal character, integrity, and ethical standards, and that reflects a range of professional backgrounds and skills relevant to our business.

The Nominating and Governance Committee believes that the minimum qualifications for serving as a director are that a nominee demonstrate knowledge of our industry, accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of our business and affairs, independence under Nasdaq rules, lack of conflicts of interest, and a record and reputation for leadership, integrity and ethical conduct in both his or her professional and personal activities. In addition, the Nominating and Governance Committee examines a candidate's specific experiences and skills, time availability in light of other commitments, interpersonal skills, and compatibility with the Board, and ability to complement the competency and skills of the other Board members.

The Nominating and Governance Committee annually reviews with the Board the requisite skills and characteristics of Board members, as well as the composition of the Board as a whole. This assessment is based on the factors stated above. In addition, directors are also expected to constructively challenge management through their active participation and questioning. In particular, the Nominating and Governance Committee seeks directors with established strong professional reputations and expertise in areas relevant to the strategy and operations of our business.

In performing its duties, the Nominating and Governance Committee may consult with internal or external legal counsel and expert advisers.

Board Meetings and Attendance

The Board held four meetings in 2025. During 2025, each member of the Board then serving as a director attended 100% of the aggregate of (i) the total number of Board meetings held during the period of such member's service and (ii) the total number of meetings held by all Board committees on which such member served during the period of such member's service. Directors are encouraged to attend our annual stockholder meetings. All directors attended the 2025 annual stockholder meeting.

DIRECTOR COMPENSATION

Standard Director Compensation Arrangements

Upland's non-employee director compensation policy is designed to provide appropriate amount and form of compensation to our non-employee directors.

During the year ended December 31, 2025, the annual retainer for non-employee Board members was $30,000 and the Lead Independent Director received an additional annual retainer of $20,000. Members of our committees, all of whom are non-employee directors, received the following annual cash fees for Board committee service:

Committee	Chair Fee	Member Fee
Audit Committee	$ 20,000	$ 10,000
Compensation Committee	$ 12,000	$ 5,000
Nominating and Governance Committee	$ 7,500	$ 2,500

During the year ended December 31, 2025, non-employee directors were eligible for equity awards pursuant to the 2024 Plan. The 2024 Plan provides for the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance units, and performance shares to employees, directors, and consultants. Each person who first becomes a non-employee director may receive an initial grant of RSUs valued at $125,000, as soon as practical after the date such person became a non-employee director. For continuing non-employee directors who served on our Board for at least the preceding six months, an annual award of RSUs valued at $175,000 may be granted. Both initial awards and annual awards of RSUs generally vest in equal quarterly installments beginning approximately on the 3-month anniversary of the grant date, provided the participant continues as a director through such dates. The number shares of RSUs awarded is calculated based on the average closing price of the common stock for 30 days prior to the date of grant, as measured by the closing price of the common stock on the Nasdaq Stock Market.

Members of our Board are also reimbursed for actual expenses incurred in attending Board meetings, if any. The Compensation Committee, in consultation with our independent compensation consultant, periodically reviews our director compensation practices. The Compensation Committee believes that our director compensation is fair, market based, and appropriate in light of the responsibilities and obligations of our directors.

2025 Director Compensation

The following table presents information regarding the compensation earned or paid during 2025 to our non-employee directors who served on the Board during the year ended December 31, 2025. Due to the market value of our stock price and a desire to preserve shares under the 2024 Plan, the Board elected to take a lower annual RSU award in 2025 of 25,000 RSUs. Mr. McDonald, our sole employee director, did not receive compensation for his service as a member of the Board in 2025.

Name of Director	Fees Earned or Paid in Cash	Restricted Stock Units[1]	Total
David Chung	$ 47,500	$ 53,000	$ 100,500
Stephen E. Courter	$ 55,000	$ 53,000	$ 108,000
Timothy W. Mattox	$ 30,000	$ 53,000	$ 83,000
David D. May	$ 74,500	$ 53,000	$ 127,500
Teresa Miles Walsh	$ 47,500	$ 53,000	$ 100,500

(1) The amounts reported in the column represent the grant date fair value of the annual director grants, computed in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718, *Compensation—Stock Compensation*, of the 25,000 RSUs granted on October 27, 2025.

The following table presents information regarding the unvested restricted stock units and outstanding option awards held at December 31, 2025 by our non-employee directors who served on the Board during the year ended December 31, 2025.

Name of Director	Unvested Restricted Stock Units	Outstanding Option Awards
David Chung	12,500	—
Stephen E. Courter[1]	12,500	22,012
Timothy W. Mattox	12,500	—
David D. May[1]	12,500	24,809
Teresa Miles Walsh	12,500	—

(1) Unexercised stock options held by the directors were fully vested as of December 31, 2025.

2026 Director Compensation

Effective April 1, 2026, the annual retainer for non-employee Board members will be $135,000. The Chair of the Board will receive an additional annual cash fee of $50,000 and each committee chair will receive an additional annual cash fee of $15,000. No equity awards are expected to be granted to our non-employee directors during the year ended December 31, 2026.

EXECUTIVE OFFICERS

The following sets forth certain information regarding our executive officers as of April 13, 2026. Additional information pertaining to Mr. McDonald, who is both an officer and a director of Upland, may be found in the section of this Proxy Statement entitled "Directors and Corporate Governance—Directors." On February 21, 2026, Mr. McDonald informed the Board of his intention to retire as Chief Executive Officer and President effective April 30, 2026. On the same date, the Board appointed Sean Nathaniel to serve as our Chief Executive Officer and President effective May 1, 2026.

Michael D. Hill, 57, has served as our Chief Financial Officer and Treasurer since our founding in July 2010 and as our Corporate Secretary since July 2025. Mr. Hill also served as our Corporate Secretary from March 2015 to March 2019 and Assistant Secretary from July 2010 to March 2015. Prior to joining Upland, Mr. Hill served as Chief Financial Officer of Perficient, Inc. (Nasdaq: PRFT), an information technology consulting firm, from February 2004 to August 2006 and then as its Vice President, Strategic Finance from August 2006 to May 2007. Mr. Hill started his career with Ernst & Young LLP in Austin, in the Assurance and Advisory Business Services practice, from 1991 to 1999. Mr. Hill holds a B.B.A. in Accounting from the University of Texas at Austin.

Daniel Doman, 45, has served as our Chief Product Officer since May 2021, where he oversees product strategy and development, and as our Chief Operating Officer since August 2025. Prior to joining us, Mr. Doman served as Chief Technology Officer and Head of Corporate Development for Khoros from 2019 to 2021 and Senior Vice President of Business & Corporate Development from 2011 to 2019. At Khoros, Mr. Doman was responsible for product strategy, development, and M&A activities. Mr. Doman holds a B.A. in Economics from Northwestern University and an M.B.A. from Carroll School of Management at Boston College.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of the Record Date by:

- each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock, on an as-converted basis;

- each of our named executive officers;

- each of our directors; and

- all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of the Record Date and RSUs vesting within 60 days of the Record Date (not taking into account the withholding of shares of common stock to cover applicable taxes) as well as any unvested restricted stock awards. These shares are deemed to be outstanding and beneficially owned by the person holding the applicable options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Upland Software, Inc., 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas 78746.

Name and Address of Beneficial Owner	Common Stock		Series A Preferred Stock		Combined Voting Power[1]	
	Number	Percent[2]	Number	Percent	Number	Percent
5% or Greater Stockholders:						
Entities affiliated with HGGC, LLC[3]	251,727	*	115,000	100.0%	7,973,860	21.5%
Jalak Investments, B.V.[4]	2,600,000	8.9%	—	—	2,600,000	7.0%
Named Executive Officers, Nominees, and Directors:						
John T. (Jack) McDonald[5]	2,546,292	8.7%	—	—	2,546,292	6.9%
Michael D. Hill[6]	422,333	1.4%	—	—	422,333	1.1%
Daniel Doman[7]	307,099	1.0%	—	—	307,099	*
David Chung[8]	118,234	*	—	—	118,234	*
Stephen E. Courter[9]	139,994	*	—	—	139,994	*
David D. May[10]	209,996	*	—	—	209,996	*
Timothy W. Mattox[11]	412,758	1.4%	—	—	412,758	1.1%
Teresa Miles Walsh[12]	138,240	*	—	—	138,240	*
All executive officers and directors as a group (8 persons) [13]	4,294,946	14.6%	—	—	4,294,946	11.6%

*Represents less than one percent.

(1) As of the close of business on the Record Date, there were 29,363,201 shares of our Common Stock and 115,000 shares of our Series A Preferred Stock outstanding and entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote on each matter voted upon. Holders of shares of Series A Preferred Stock are entitled to vote with the holders of shares of Common Stock, and not as a separate class, on an as-converted basis. As of the Record Date, the shares of Series A Preferred Stock held by Ulysses Aggregator, LP ("Aggregator LP" or the "Purchaser," and, the Purchaser, together with each transferee of the Purchaser to whom shares of Series A Preferred Stock or shares of Common Stock that shares of Series A Preferred Stock are converted into, the "Purchaser Parties") are convertible into an aggregate of 7,722,133 shares of Common Stock, calculated as the sum of the principal investment amount and accrued dividends, divided by the Conversion Price (as defined herein) of $17.50.

(2) The percentage is based upon 29,363,201 shares of Common Stock issued and outstanding on the Record Date, except as otherwise noted in the footnotes below.

(3) HGGC Fund IV GP, Ltd. ("Fund IV GP Ltd.") is the ultimate general partner of Aggregator LP and is the sole member of Ulysses Aggregator GP, LLC ("Aggregator GP"), and its investment committee exercises sole voting and investment discretion over the securities held by Aggregator LP. Aggregator GP exercises sole voting and investment discretion over the securities. Richard F. Lawson, Jr. and J. Steven Young are directors of Fund IV GP Ltd. and therefore may be deemed to beneficially own the reported securities but disclaim such beneficial ownership. 251,727 shares of common stock are directly held by Bloom Acquisitions 1, LP, an affiliate of Aggregator LP. The address and principal business office of Ulysses Aggregator, LP is 1950 University Avenue, Suite 350, Palo Alto, CA 94303.

(4) Based on a Schedule 13G filed with the SEC on September 30, 2025. Voting and investment power with respect to the shares of common stock owned by Jalak Investments B.V. may be deemed to be held by Petrus van Schaick as the sole shareholder of Jalak Investments B.V. Mr. van Schaick does not directly own the shares of common stock. The address for Jalak Investments B.V. is Beethovenstraat 475, 1083 HK Amsterdam, The Netherlands.

(5) Includes 363,738 shares held by National Financial Services as Cust FBO J. McDonald RRA. John T. McDonald may be deemed to indirectly beneficially own the shares held by National Financial Services as Cust FBO J. McDonald RRA. The address for National Financial Services as Cust FBO J. McDonald RRA is 499 Washington Blvd, Jersey City, NJ 07310. Does not include 208,333 shares issuable pursuant to unvested RSUs held by Mr. McDonald, 250,000 target number of unvested PSUs held by Mr. McDonald, and 125,000 shares held in a trust for the benefit of Mr. McDonald's children of which The Bryn Mawr Trust Company of Delaware is the trustee.

(6) Includes 160,042 shares held by MDH Trust. Michael D. Hill may be deemed to indirectly beneficially own the shares held by MDH Trust. Does not include 130,000 shares issuable pursuant to unvested RSUs held by Mr. Hill.

(7) Does not include 616,667 shares issuable pursuant to unvested RSUs held by Mr. Doman.

(8) Does not include 6,250 shares issuable pursuant to unvested RSUs held by Mr. Chung.

(9) Does not include 6,250 shares issuable pursuant to unvested RSUs held by Mr. Courter. Includes 22,012 shares issuable upon the exercise of options that are currently exercisable.

(10) Does not include 6,250 shares issuable pursuant to unvested RSUs held by Mr. May. Includes 24,809 shares issuable upon the exercise of options that are currently exercisable.

(11) Does not include 6,250 shares issuable pursuant to unvested RSUs held by Mr. Mattox.

(12) Does not include 6,250 shares issuable pursuant to unvested RSUs held by Ms. Walsh.

(13) Consists of the shares held by our current executive officers and current directors, including 46,821 shares issuable upon the exercise of options that are currently exercisable.

18

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2025, there has not been, nor is there any proposed transaction which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers, beneficial owners of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest, other than compensation, termination, and change of control arrangements that are described under the section entitled "Executive Compensation" in this Proxy Statement or that were approved by our Compensation Committee.

Policies and Procedures for Related Party Transactions

On an annual basis, we require each officer and director to complete a questionnaire that solicits information in regards to various matters, including but not limited to,

- other directorships;

- beneficial reporting compliance;

- involvement in certain legal proceedings;

- injunctions or limitations as to engaging in certain activities and information regarding any transactions with related persons such as: any family relationships to any director, executive officer or nominee of the Company;

- any direct or immediate family member material interest in any actual or proposed material transaction to which the Company was or is to be a party; and

- other certain business relationships and transactions with clients that create or appear to create a conflict of interest.

This questionnaire is completed in conjunction with our filing of our annual Proxy Statement. In addition, our directors, officers, and employees are required to comply with our written Code of Business Conduct and Ethics (our "Code of Conduct") and Related Party Transaction Policy ("RPT Policy"), which require that they perform their duties and exercise judgment on behalf of the Company without influence or impairment, or the appearance of impairment, due to any activity, interest or relationship that arises outside of the Company. Furthermore, Company's directors, officers, and employees have a duty to avoid all relationships that are or might be conflicts of interest or otherwise comprise the integrity of our business. Our Code of Conduct and RPT Policy require that any time a director, officer or employee believes a conflict of interest could exist, including due to a potential transaction with a related person, he or she should immediately report the situation.

Our Code of Conduct and RPT Policy serve as our policies with respect to transactions with related persons. Any transactions with related persons, as defined by SEC rules and regulations, are subject to limitations on conflicts of interest contained in our Code of Conduct and RPT Policy, and are generally discouraged by us. To the extent any such transactions are proposed, they are subject to the approval by the Audit Committee in accordance with the Audit Committee's charter. Further, any approved transactions with related persons must be conducted in such a way that no preferential treatment is given to that business.

EXECUTIVE COMPENSATION

This section explains how our executive compensation program is designed and operates with respect to our named executive officers ("NEOs") listed in the 2025 Summary Compensation Table below. Our NEOs in 2025 were:

Name	Office
John T. (Jack) McDonald*	Chief Executive Officer, President, and Chair
Michael D. Hill	Chief Financial Officer, Treasurer, and Corporate Secretary
Daniel Doman	Chief Product and Operating Officer

*Mr. McDonald informed the Board of his intention to retire from his position of Chief Executive Officer and President effective April 30, 2026 but will remain Chair of the Board.

Executive Summary

Our business philosophy is to build long-term value through the efficient allocation of capital in the enterprise cloud software market. Upland implements this philosophy through go-to-market domain expertise, innovation, and operational efficiency that drive growth in revenue, Adjusted EBITDA (as defined in our Annual Report on Form 10-K filed on March 3, 2026), and cash flow per share. Our executive compensation philosophy aligns to this strategy by focusing on pay for performance through Adjusted EBITDA growth that drives total shareholder return ("TSR") and aligns our NEOs with stakeholders.

Our Compensation Program Benefits Our Stockholders

What We Do	What We Do Not Do
☑ Rigorous, objective performance goals with aggressive bonus targets	⊠ No "golden parachute" gross-ups
☑ Limited perquisites	⊠ No hedging/pledging/short sales of company stock
☑ Competitive stock ownership guidelines	⊠ No options/SARs granted below FMV
☑ Clawback policy covering performance-based incentive awards	⊠ No repricing of options without stockholder approval
☑ Double-trigger and Retention-oriented CIC provisions	⊠ No excessive severance
☑ Independent compensation consultant and Board Compensation Committee	⊠ No guaranteed salary increases, bonuses, or long-term incentive awards
☑ Annual risk assessment of compensation policies and programs	

Stockholder Outreach

We are committed to maintaining an open dialogue with stockholders to understand their views on the Company, its strategy and its governance and compensation practices. Throughout the year, we regularly engage in outreach with investors through public communications. We value the input received during stockholder outreach discussions.

Compensation Philosophy

We compensate our NEOs for achievement of predetermined short term and long term financial and operating goals by having modest base salaries, limited perks, no deferred compensation, pensions or gross ups, while compensation is tied to significant equity value increases to align performance with shareholder return and market-based competitive severance.

Attract, Develop and Retain Key Talent

Our compensation program is designed to attract top tier executives with proper expertise and experience to continue driving our strategic initiatives while being flexible enough to adapt to economic, social, and regulatory changes all while taking into account the external competitive marketplace for compensation programs within our peer companies.

Stockholder Alignment

Our compensation program aligns the interest of our executives with the interest of stockholders by tying a significant majority of total compensation to the creation of long-term stockholder value through awards that are "at-risk".

Compensation Components

Upland establishes total direct compensation for NEOs consisting of the following components:

- *Base Salary:* A market salary at the low end of the competitive range that sufficiently covers a fixed income component on which the employee can rely. The fixed salary is set at a level that provides the ability to attract talent and promote long-term retention while allowing Upland to maintain conservative fixed general and administrative expense levels.

- *Target Performance Bonus:* The performance objectives for bonuses are proposed by management, but are subject to the Compensation Committee's consideration and ultimately Board approval. The Corporate Bonus Plan objectives are set to support growth in Adjusted EBITDA resulting from increases in operating revenue and the achievement of scale with respect to operating expenses. Additionally, the Compensation Committee has the ability to apply positive and negative discretion to modify performance bonus payments.

- *Equity Awards:* RSUs and Performance-based RSUs ("PSUs") reward employees for longer service and TSR growth. Equity award compensation ensures retention of key executives by using longer-term vesting periods and helps maximize our return to stockholders through executive alignment.

Alignment of Pay with Performance

A significant portion of our executive compensation is at risk as it is subject to either achievement of preset performance goals (Target Performance Bonuses) or tied to our stock price performance (RSUs and PSUs). We believe this creates a pay for performance structure that aligns with long-term shareholder returns while providing competitive total compensation for retaining our executives.

Compensation Governance Provisions

The following policies align management and stockholder interests, and mitigate any potential incentive for management to take inappropriate risks:

- **Stock Ownership Policy:** In April of 2020, we adopted a stock ownership policy under which our NEOs are expected to acquire and hold shares of our common stock with a market value equal to a multiple of their respective base salaries, as indicated in the table below, within seven years of (i) commencement of service in their position or (ii) for NEOs serving in that position in April 2020, from the date of adoption of the policy. Our stock ownership policy more closely aligns the interests of our NEOs with the interests of our stockholders and exposes our NEOs to downside equity performance risk.

Position	Required Multiple of Salary
CEO	6
Other named executive officers	4

As of April 13, 2026, all of our NEOs were targeted to be in compliance with our stock ownership requirements at the end of the seven year measurement period.

- **Insider Trading Policy:** This policy applies to all employees, directors, and contractors. All employees, directors, and contractors are blocked from selling during predetermined closed selling periods. In addition, executive officers and directors are required to obtain pre-clearance from the Company's General Counsel prior to making any trades or entering into any 10b5-1 trading plans. This policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and any listing standards applicable to the registrant. A copy of our Insider Trading Policy is filed with our Annual Report.

- **Hedging and Pledging:** All executive officers, directors, and employees are prohibited from engaging in short sales of our securities, establishing margin accounts, pledging our securities as collateral for a loan, buying or selling puts or calls on our securities or otherwise engaging in hedging transactions (such as zero-cost collars, exchange funds, and forward sale contracts) involving our securities under our Insider Trading Policy.

- **Clawbacks:** The Compensation Committee adopted our current clawback policy in October 2023 to recoup compensation if our financial statements must be restated due to the material noncompliance of the Company with any financial reporting requirement under the applicable U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or to correct an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Under the policy, the Compensation Committee shall recover promptly from any person, who is or was an "Executive Officer," as such term is defined in Rule 10D-1 adopted under the Exchange Act the excess incentive compensation (whether cash- or equity-based) such officer received during the three fiscal years preceding the year the restatement is determined to be required relative to an applicable restated performance measure or target. A copy of our clawback policy is filed with our Annual Report.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Executive Compensation, included elsewhere in this Proxy Statement, with management, and, based on such review and discussions, the Compensation Committee recommended to the Board that the Executive Compensation be included in this Proxy Statement and incorporated by reference in Upland's Annual Report on Form 10-K.

Submitted by the Compensation Committee of the Board of Directors:

David D. May (Chair)

David Chung

Stephen E. Courter

Compensation Committee Interlocks and Insider Participation

The following directors served on the Compensation Committee during 2025: David Chung, Stephen E. Courter, and David D. May, none of whom (i) were a Company officer or employee during 2025, (ii) were formerly a Company officer, or (iii) had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During 2025, none of our executive officers served as a member of a board of directors or as a member of a compensation committee of any entity that has one or more individuals serving as a member on our Board or any committee of our Board.

Summary Compensation Table

The following table provides information regarding the compensation awarded to or earned during our fiscal years ended December 31, 2025, 2024, and 2023 by our NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
John T. (Jack) McDonald *Chief Executive Officer, President, and Chair*	2025	500,000	—	4,235,000 [3]	—	39,820 [2]	4,774,820
	2024	500,000	—	3,202,500	163,684	37,330	3,903,514
	2023	325,000	250,000	2,325,000	—	15,546	2,915,546
Michael D. Hill *Chief Financial Officer, Treasurer, and Corporate Secretary*	2025	300,000	—	317,800	—	—	617,800
	2024	300,000	—	429,000	61,382	—	790,382
	2023	300,000	75,000	852,000	—	—	1,227,000
Daniel Doman *Chief Product and Operating Officer*	2025	447,917	—	1,286,500	—	—	1,734,417
	2024	375,000	—	643,500	30,691	—	1,049,191
	2023	300,000	—	852,000	—	—	1,152,000

(1) The amounts reported in the "Stock Awards" column do not reflect compensation actually received by the NEO but represent the aggregate grant date fair value computed in accordance with ASC 718, *Compensation—Stock Compensation* ("ASC 718"). The valuation assumptions used in determining such amounts are described in "*Note 2 − Summary of Significant Accounting Policies*" and "*Note 12 − Stockholders' Deficit*" of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 3, 2026.

(2) Mr. McDonald's other compensation relates to amounts paid for executive administrative assistance in 2025.

(3) For Mr. McDonald, the grant date fair value of his 2025 PSU was $3,100,000 (per share fair value of $12.40 using the Monte Carlo simulation model) times the target number of PSUs (250,000). If maximum performance levels were achieved, the award would vest at 300% of the target number of the PSUs, which, based on the closing price of a share of our common stock on the grant date of the 2025 PSU would have been a grant date value of $3,405,000.

Outstanding Equity Awards At Fiscal Year-End Table

The following table provides information about outstanding equity awards held by each of our NEOs at December 31, 2025.

Name	Number of shares or units of stock that have not vested		Market value of shares or units of stock that have not vested[1]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
John T. (Jack) McDonald [10]	83,333	(2)	$ 119,166			
	166,667	(3)	$ 238,334			
				250,000 (4)	$	357,500
Michael D. Hill	33,333	(5)	47,666			
	46,667	(6)	66,734			
Daniel Doman	50,000	(7)	71,500			
	100,000	(8)	143,000			
	291,667	(9)	417,084			

(1) Market value calculated using the closing price of our common stock as of December 31, 2025 of $1.43.

(2) Represents the remaining unvested RSUs of an original award of 250,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2024 and ending on 12/16/2026, subject to executive continuing to be a service provider to the Company on each applicable date, except as otherwise specified in the Executive Employment Agreement between the Company and Mr. McDonald.

(3) Represents the remaining unvested RSUs of an original award of 250,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2025 and ending on 12/31/2027, subject to executive continuing to be a service provider to the Company on each applicable date, except as otherwise specified in the Executive Employment Agreement between the Company and Mr. McDonald.

(4) The number of PSUs reported is based on achievement of threshold performance. The market value was calculated using the closing price of our common stock as of December 31, 2025 of $1.43. PSUs are earned based upon the achievement of the absolute total shareholder return ("TSR") goals set forth below during the period beginning on February 28, 2025 and ending on February 28, 2028 (the "Performance Period") in accordance with the following schedule, will vest on the Vesting Dates (as defined below):

Absolute TSR	Number of Performance Units Vesting as a Percentage of Target Performance Units	Threshold/Target/Maximum
20.00%	300%	**Maximum**
19.25%	275%	
18.50%	250%	
16.75%	225%	
15.00%	200%	
13.75%	175%	
12.50%	150%	
11.25%	125%	
10.00%	100%	**Target**
8.75%	87.5%	
7.50%	75%	
6.25%	62.5%	
5.00%	50%	**Threshold**
< 5.00%	0%	

Stock price hurdles will be calculated based on the average closing price of Upland Common Stock on all trading days for the trailing thirty (30) calendar days measured thirty (30) calendar days after the blackout period opens after earnings are released for FY 2024 (the "Reference Price").

The Reference price was determined to be $2.85. Each stock price hurdle will be achieved on the first date on which the closing price of a Share for any thirty (30) consecutive trading days immediately preceding such date during the Performance Period equals or exceeds a stock price hurdle calculated by multiplying the corresponding Absolute TSR hurdle listed above by the Reference Price (the "Vesting Date"). Following achievement of any stock price hurdle, the number of Performance Units earned with respect to such stock price hurdle cannot subsequently be earned upon achievement of the same stock price hurdle or forfeited if the price per Share falls below such stock price hurdle. At the end of the Performance Period, a number of Performance Units (if any) will vest based on the closing price per Share on the last day of the Performance Period using linear interpolation.

To receive the vesting of the Performance Units described above, Mr. McDonald must continue to be a Service Provider through the Vesting Date, except as otherwise specified in the Executive Employment Agreement between the Company and Mr. McDonald. Any Performance Units which have not vested following the completion of the Performance Period shall immediately expire and be forfeited.

(5) Represents the remaining unvested RSUs of an original award 100,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2024 and ending on 12/16/2026, subject to executive continuing to be a service provider to the Company on each applicable date.

(6) Represents the remaining unvested RSUs of an original award of 70,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2025 and ending on 12/16/2027, subject to executive continuing to be a service provider to the Company on each applicable date.

(7) Represents the remaining unvested RSUs of an original award of 150,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2024 and ending on 12/16/2026, subject to executive continuing to be a service provider to the Company on each applicable date.

(8) Represents the remaining unvested RSUs of an original award of 150,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 3/16/2025 and ending on 12/16/2027, subject to executive continuing to be a service provider to the Company on each applicable date.

(9) Represents the remaining RSUs of an original award of 350,000 RSUs that vest pursuant to the following vesting schedule: twelve equal quarterly installments starting on 9/16/2025 and ending on 6/16/2028, subject to executive continuing to be a service provider to the Company on each applicable date.

(10) As described in the Executive Employment and Other Arrangements discussion, all of Mr. McDonald's outstanding unvested equity awards will accelerate and vest in full (with any equity awards with performance-based vesting conditions vesting at the target level) if Mr. McDonald is terminated by the Company without cause or resigns for good reason (as defined in his employment agreement).

Executive Employment and Other Arrangements

A summary of our at-will employment agreements as of December 31, 2025 with our NEOs and other arrangements with our NEOs providing for potential employment termination-based compensation is set forth below.

John T. (Jack) McDonald. Mr. McDonald is party to an employment agreement with us dated March 28, 2017, as amended on March 13, 2019, November 12, 2020 and on January 30, 2024. This employment agreement has no specific term and constitutes at-will employment. Mr. McDonald's original employment agreement provided for a base salary of $325,000, subject to annual review and adjustment by the Board. On January 30, 2024, Mr. McDonald and the Company entered into Amendment #3 to this employment agreement to increase his base salary to $500,000, subject to annual review and adjustment by the Board and, as discussed in further detail in the section entitled "Potential Payments upon Termination or Change in Control", to provide for single trigger accelerated vesting of his unvested equity awards and to clarify that Mr. McDonald's transition to service as a member of the Board or as a consultant shall be deemed a continuation of his service for purposes of satisfying any service-based vesting requirements under his outstanding equity awards. Mr. McDonald is also eligible to receive employee benefits that are substantially similar to those of our other employees. His original employment agreement set forth his target bonus at 100% of his then-current base salary. On March 13, 2019, Mr. McDonald and the Company entered into Amendment #1 to this employment agreement to increase his target bonus to 200% of his then-current base salary. On November 12, 2020, Amendment #2 contained the same terms as Amendment #1, and noted that the amounts could be lower or greater contingent on actual performance. Payment of any bonus to Mr. McDonald is subject to approval by our Board.

Michael D. Hill. Mr. Hill is party to an employment agreement with us dated March 28, 2017, as amended on March 13, 2019 and on November 12, 2020. Mr. Hill's employment has no specific term and constitutes at-will employment. Mr. Hill's employment agreement, as amended, provides for a base salary of $300,000, subject to annual review and adjustment by the Board. Mr. Hill is also eligible to receive employee benefits that are substantially similar to those of our other employees. His employment agreement sets forth his target bonus, which is set at 125% of his base salary.

Daniel Doman. Mr. Doman is party to an employment agreement with us dated November 1, 2022. Mr. Doman's employment has no specific term and constitutes at-will employment. Mr. Doman's employment agreement, provided for a base salary of $300,000 subject to annual review and adjustment by the Board. Mr. Doman's base salary was increased to $375,000 effective January 2024 and increased to $500,000 effective June 1, 2025. Mr. Doman is also eligible to receive employee benefits that are substantially similar to those of our other employees. Mr. Doman's employment agreement sets forth his target bonus, which is set at 50% of his then-current base salary.

Potential Payments upon Termination or Change in Control

The information below describes certain compensation that would have become payable to our NEOs under existing plans and contractual arrangements assuming a termination of employment and change of control of the Company. We have cash severance arrangements for our NEOs, partial acceleration of unvested equity awards, acceleration of unvested awards upon death or disability, "double trigger" vesting acceleration for equity awards of all NEOs and in the case of Mr. McDonald and Mr. Doman, full acceleration of equity awards in the event either is terminated by the Company without "cause" or resigns for "good reason" whether or not in connection with a change in control, each as described below.

Cash Severance Payments

As described above under "Executive Employment and Other Arrangements" the Company has entered into an employment agreement with each of our NEOs. Under these agreements if the NEO is terminated for any reason other than "cause" or resigns for "good reason", the Company will be obligated to pay the NEO as severance (i) earned but unpaid bonus, (ii) 100% of his or her then current monthly base salary for 12 months, and (iii) reimburse the NEO for any health care benefit continuation premiums for a period of 12 months, provided the NEO timely elects continuation of coverage under COBRA or applicable state law; provided further, that such COBRA premium reimbursements shall terminate upon commencement of new employment by an employer that offers health care coverage to its employees.

Death or Disability

All equity awards contain provisions that accelerate the vesting of outstanding unvested awards upon the death or permanent disability of the holder. These provisions are generally applicable to all of our employees, including executive officers.

Acceleration of Equity Awards upon Termination without Cause or Resignation with Good Reason

Mr. Hill's equity grant agreements provide that if he leaves for good reason or is terminated other than for cause (as defined in his employment agreement) prior to completion of the vesting schedule, he will vest in enough additional units or shares as is necessary so that the total vested units or shares equals the amount that would have vested as of the termination date assuming the vesting over thirty-six equal monthly installments starting on January 1 of the year of grant. This means that Mr. Hill may receive no additional vesting, or up to two months of additional vesting, upon a termination without cause or a resignation for good reason.

In the case of Mr. McDonald and Mr. Doman, their employment agreements were amended in 2024 and 2026, respectively, to provide that if either leaves for good reason or is terminated other than for cause (as each is defined in the respective employment agreement) any equity awards that are outstanding and unvested at the time of such termination shall become fully vested effective upon the date of such termination. Any equity awards with performance-based vesting conditions held by Mr. McDonald shall vest at the target level. Mr. Doman does not hold any equity awards with performance-based vesting conditions. In addition, under Amendment #3 to Mr. McDonald's employment agreement, if Mr. McDonald were to transition to a role as member of the Board or consultant of the Company, his service would be deemed to continue for purposes of satisfying any vesting requirements under the terms of his equity awards, and if he is terminated not for cause or leaves for good reason (as such terms are defined in his employment agreement), his equity would vest in full, with any equity awards with performance-based vesting conditions vesting at the target level.

Double Trigger Vesting Acceleration of Equity Awards

The equity award agreements for the other NEOs provide for "double trigger" vesting acceleration of unvested awards, such that the vesting with respect to 100% of their outstanding and unvested awards will be accelerated in the event of their termination without cause or resignation with good reason in connection with change of control (as each is defined in the applicable equity grant documentation with such NEOs).

Definitions

For purposes of each named executive's equity grant documentation and employment agreement:

"Cause" means (i) Executive's willful failure to perform the duties and obligations of executive's position with the Company; (ii) any material act of personal dishonesty, fraud or misrepresentation taken by executive which was intended to result in substantial gain or personal enrichment of executive at the expense of the Company; (iii) executive's violation of a federal or state law or regulation applicable to the Company's business which violation was or is reasonably likely to be materially injurious to the Company; (iv) executive's conviction of, or plea of nolo contendere or guilty to, a felony under the laws of the United States or any State, excluding felonies for minor traffic violation and vicarious liability (so long as executive did not know of the felony and did not willfully violate the law); or (v) executive's material breach of the terms of that executive's employment agreement or proprietary information agreement.

"Good Reason" means, (i) without executive's consent, a material reduction of executive's duties or responsibilities relative to executive's duties or responsibilities as in effect immediately prior to such reduction; provided, however, any reduction in executive's duties or responsibilities resulting solely from the Company being acquired by and made a part of a larger entity shall not constitute Good Reason; (ii) without executive's written consent, a material reduction in the base salary of executive as in effect immediately prior to such reduction, unless such reduction is part of a reduction in expenses generally affecting senior executives of the Company; (iii) without executive's consent, a material reduction by the Company in the kind or level of employee benefits to which executive was entitled immediately prior to such reduction, with the result that executive's overall benefits package is materially reduced, unless such reduction is part of a reduction in benefits generally affecting senior executives of the Company or (iv) without executive's consent, his relocation to a facility or a location more than twenty-five (25) miles from his present working locations. Good Reason shall not exist unless executive provides (i) notice to the Company within ninety (90) days of the initial existence of the condition triggering Good Reason and (ii) the Company the opportunity of at least thirty (30) days to cure such condition.

For purposes of each named executive's equity documentation:

A "Change in Control" with respect to the Company generally includes: (i) an acquisition by one person or a group of persons of at least 50% of the combined voting power of the Company; (ii) a sale of substantially all of the Company's assets to an entity that is not a subsidiary of the Company; and (iii) certain replacements of a majority of the directors of the Board unless the election of each new director was approved by a vote of a requisite number of the incumbent directors; provided that in the case of an acquisition of at least 50% of the combined voting power or a sale of substantially all of the Company's assets certain transactions will not be deemed to be a change in control, including an acquisition by a person who owns, directly or indirectly, more than 50% or more of the total voting power of stock of the Company prior to the transaction.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company for each of the last three reporting years.

The table below presents information on the compensation of our Chief Executive Officer and our other named executive officers ("NEOs") in comparison to certain performance metrics for 2025, 2024, and 2023. We are permitted to report as a "smaller reporting company" as defined under the U.S. federal securities laws. Accordingly, we have not included a tabular list of financial performance measures, and the table below does not include a column for a "Company-Selected Measure" as defined in Item 402(v) of Regulation S-K.

Pay Versus Performance Table

Year[1]	Summary Compensation Table Total for PEO[2] ($)	Compensation Actually Paid to PEO[1][3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1][4] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1][5] ($)	Value of Initial Fixed $100 Investment Based on Total Shareholder Return[6]	Net Loss (in millions) ($)
2025	4,774,820	785,553	1,176,109	519,134	20.06	(40.4)
2024	3,903,514	5,048,872	1,054,128	943,200	60.87	(112.7)
2023	2,915,546	1,065,152	1,286,574	604,442	59.33	(179.9)

(1) The PEO in all reporting years is John T. (Jack) McDonald. The NEOs in the 2025 reporting year are: Michael D. Hill and Daniel Doman. The NEOs in the 2024 reporting year are: Michael D. Hill, Matt Breslin, Karen Cummings, Daniel Doman, and Oliver Yates. The NEOs in the 2023 reporting year are: Michael D. Hill, Daniel Doman, Oliver Yates, and Paul Miller.

(2) The dollar amounts reported are the amounts of total compensation reported for Mr. McDonald for each corresponding year in the "Total" column of the Summary Compensation Table ("SCT"). Refer to "Executive Compensation—Summary Compensation Table."

(3) The dollar amounts reported represent the amount of compensation actually paid ("CAP") to Mr. McDonald, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. McDonald during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following "Pay Versus Performance Calculation Detail" table displays the adjustments made to Mr. McDonald's total compensation for each year to determine the CAP.

(4) The dollar amounts reported represent the average of the amounts reported for the Company's NEOs as a group (excluding the PEO) in the "Total" column of the SCT in each applicable year.

(5) The dollar amounts reported represent the average amount of CAP to the NEOs as a group (excluding the PEO), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding the applicable PEO) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following "Pay Versus Performance Calculation Detail" table displays the adjustments made to the NEOs' (excluding the applicable PEO) total compensation for each year to determine the CAP.

(6) Represents the year-over-year value, as of the end of the applicable fiscal year, of a hypothetical initial investment of $100 made on December 31, 2022 in the Company. The Company has not paid any cash dividends and, therefore, the Cumulative TSR calculation on its Common Stock is based solely upon stock price appreciation or depreciation and does not include any reinvestment of cash dividends.

Pay Versus Performance Calculation Detail

	PEO			NEO AVERAGE		
	2025	2024	2023	2025	2024	2023
Summary Compensation Table Total	$ 4,774,820	$ 3,903,514	$ 2,915,546	$ 1,176,109	$ 1,054,128	$ 1,286,574
Less: Reported Fair Value of Equity Awards[1]	$ (4,235,000)	$ (3,202,500)	$ (2,325,000)	$ (802,150)	$ (587,730)	$ (910,013)
Add: Year-End Fair Value of Equity Awards Granted in the Year and Remain Unvested	$ 595,834	$ 723,335	$ 845,997	$ 313,409	$ 439,787	$ 306,673
Add: Change in Fair Value of Equity Awards Granted in Prior Years and Remain Unvested	$ (242,499)	$ (14,584)	$ (259,791)	$ (121,250)	$ 4,492	$ (114,190)
Add: Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	$ 185,520	$ 3,764,686	$ 139,336	$ 139,451	$ 105,127	$ 151,527
Add: Changes in Fair Value of Equity Awards Granted in Prior Years that vested in the Year	$ (293,122)	$ (125,579)	$ (250,936)	$ (186,435)	$ (72,604)	$ (116,129)
Compensation Actually Paid	$ 785,553	$ 5,048,872	$ 1,065,152	$ 519,134	$ 943,200	$ 604,442

(1) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" columns in the Summary Compensation Table for the applicable year. Refer to "Executive Compensation—Summary Compensation Table."

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Executive Compensation," the Company's executive compensation program reflects a variable and at-risk pay philosophy, with a significant portion of our NEOs pay tied to our stock price performance, which is reflected in the CAP amounts shown in the tables above and below. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the "Pay Versus Performance Table" above.

Compensation Actually Paid and Cumulative TSR

The relationship between (a) the amount of compensation actually paid to Mr. McDonald and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) and (b) the Company's cumulative TSR over the period is reflected below.



Compensation Actually Paid and Net Loss

The relationship between (a) the amount of compensation actually paid to Mr. McDonald and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. McDonald) and (b) the Company's net loss for the years ended December 31, 2023, 2024, and 2025 is reflected in the graph below.



28

AUDIT COMMITTEE REPORT

The following report of the Audit Committee does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other filing by Upland under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee provides assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving the Company's accounting, auditing, financial reporting, internal control, and legal compliance functions by approving the services performed by the Company's independent accountants and reviewing their reports regarding the Company's accounting practices and systems of internal accounting controls as set forth in a written charter adopted by our Board. The Company's management is responsible for preparing the Company's financial statements and the independent registered public accountants are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of these activities by the Company's management and the independent registered public accountants.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accountants. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accountants.

In connection with the 2025 audit, the Audit Committee has:

• reviewed and discussed with management our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025 with Ernst & Young LLP, the Company's independent registered public accounting firm;

• discussed with Ernst & Young LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and approved by the SEC; and

• received from and discussed with Ernst & Young LLP the written disclosures and the letter from Ernst & Young LLP required by the PCAOB regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and discussed with Ernst & Young LLP the firm's independence from the Company and considered whether Ernst & Young LLP's provision of non-audit services to the Company is compatible with maintaining the firm's independence from Company.

Based on the review and discussions described in the preceding bullet points, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the SEC.

The Audit Committee has adopted a charter and a process for pre-approving services to be provided by the Company's independent registered public accounting firm.

The members of the Audit Committee have been determined to be independent in accordance with the requirements of the Nasdaq listing standards and the requirements of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.

Respectfully submitted on April 20, 2026, by the members of the Audit Committee of the Board:

Stephen E. Courter (Chair)
David Chung
David D. May
Teresa Miles Walsh

PROPOSAL TWO: RATIFICATION OF SELECTION OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed KPMG LLP ("KPMG") as our independent registered public accounting firm and auditors of our consolidated financial statements for the fiscal year ending December 31, 2026.

At the Annual Meeting, the stockholders are being asked to ratify the appointment of KPMG as our independent registered public accounting firm for 2026. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of Upland and our stockholders. Representatives of KPMG are expected to be present at the Annual Meeting to make a statement if such representatives desire to do so and to respond to appropriate questions.

Change in Auditor

As previously reported, on March 9, 2026 the Audit Committee approved (1) the dismissal of Ernst & Young LLP ("EY") as the Company's independent registered public accounting firm, effective immediately, and (2) the appointment of KPMG as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026, and related interim periods. The reports of EY on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2025 and 2024, and during the subsequent interim period through March 10, 2026: (1) there were no "disagreements" (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304) between the Company and EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of EY would have caused EY to make reference to the matter in their reports, and (2) there were no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions).

EY's letter to the SEC stating its agreement with the statements in the two foregoing paragraphs was filed as an exhibit to our Current Report on Form 8-K filed with the SEC on March 13, 2026.

Fees Paid to Ernst & Young LLP

The following table sets forth the fees paid to Ernst & Young LLP for the years ended December 31, 2025 and 2024.

Audit and Non-Audit Fees

	Years Ended December 31,	
	2025	**2024**
Audit fees [1]	$ 1,585,000	$ 1,795,000
Audit-related fees[2]	—	10,000
Tax fees[3]	18,033	222,000
Total	$ 1,603,033	$ 2,027,000

(1) Audit fees relate to professional services rendered in connection with the audit of our annual financial statements included in our Annual Report on Form 10-K and quarterly reviews of financial statements in our Quarterly Reports on Form 10-Q.

(2) Audit-related fees represent services that were provided in connection with the issuance of consents and comfort letters.

(3) Tax fees relate to non-recurring technical fees associated with technical tax advice and international tax planning as well as tax compliance and tax return preparation services.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

We maintain an auditor independence policy that bans our auditors from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that our Audit Committee approve the audit and non-audit services and related budget in advance, and that our Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that we may not enter into auditor engagements for non-audit services without the express approval of our Audit Committee. In accordance with this policy, our Audit Committee pre-approved all services to be performed by our independent registered public accounting firm.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Two requires a "FOR" vote from a majority of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present at the meeting or represented by proxy and voting as a single class at the Annual Meeting. Proposal Two is a routine matter and no broker non-votes are expected to exist in connection with Proposal Two. Abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.

Recommendation of the Board

The Board unanimously recommends that stockholders vote "FOR" the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.

PROPOSAL THREE: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory or nonbinding basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the SEC's rules.

Our Compensation Committee and our Board believe that our compensation program for our NEOs, as described in the section entitled "Executive Compensation" the compensation tables and the related narratives and other materials in this Proxy Statement reflects our goals of linking our executive compensation with our performance. Our Compensation Committee and our Board believe that the executive compensation program is rational and effective in that it aligns the interests of our executive officers with both the short-term and long-term interests of our stockholders, and enables us to support, attract, and retain the best talent and support a high-performance culture by rewarding excellence and achievement.

This proposal gives you as a stockholder the opportunity to endorse or not endorse the compensation of our NEOs through the following resolution:

"RESOLVED, that the Company's compensation program for NEOs, as described in the section entitled "Executive Compensation" the compensation tables and the related narratives and other materials in this Proxy Statement are hereby approved."

Because this vote is advisory, it will not be binding upon our Board or our Compensation Committee. However, our Compensation Committee will strongly consider the outcome of the vote when determining future executive compensation arrangements. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies, and practices described in this Proxy Statement.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Three requires a "FOR" vote from a majority of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present at the meeting or represented by proxy as a single class and voting at the Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.

Recommendation of our Board of Directors

The Board unanimously recommends that stockholders vote "FOR" the approval of the advisory vote on the compensation of our NEOs.

PROPOSAL FOUR: APPROVAL OF THE ADOPTION OF AN AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF OUR COMMON STOCK

General

The Board has unanimously approved and declared advisable, and has recommended that the stockholders approve the adoption of an amendment to the Certificate of Incorporation to effect the Reverse Split of our Common Stock at any whole number between, and inclusive of, one-for-five to one-for-30 (the "Reverse Split Amendment"). Approval of this Reverse Split Proposal will grant the Board the authority, but not the obligation, to file the Reverse Split Amendment to effect the Reverse Split no later than February 24, 2027, with the exact ratio and timing of the Reverse Split to be determined at the discretion of the Board. The exact split ratio selected by the Board will be publicly announced prior to the effectiveness of the Reverse Split. The Board's decision whether or not (and when) to effect the Reverse Split, and at what whole number ratio to effect the Reverse Split, will be based on a number of factors, including market conditions, existing and anticipated trading prices for our Common Stock and the continued listing requirements of the Nasdaq Global Market. The Board believes that providing the Board with this generalized grant of authority with respect to setting the split ratio, rather than mere approval of a pre-defined reverse stock split, will give the Board the flexibility to set the ratio in accordance with current market conditions and therefore allow our Board to act in the best interests of the Company and our stockholders. If the Board does not implement the Reverse Split before February 24, 2027, the authority granted in this proposal to file the Reverse Split Amendment to effect the Reverse Split would terminate. Further, if the stockholders do not approve this Reverse Split Proposal, the Board will not be authorized to file the Reverse Split Amendment to effect the Reverse Split.

The Reverse Split Amendment relating to this Reverse Split Proposal, which we would file with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") to implement the Reverse Split, is attached to this Proxy Statement as *Appendix A*.

Nasdaq Notice Regarding Our Failure to Comply with Nasdaq's "Minimum Bid Price" Requirement

Our Common Stock trades on the Nasdaq Global Market, which we believe helps support and maintain liquidity for our stock. Companies listed on the Nasdaq Global Market, however, are subject to various rules and requirements imposed by the Nasdaq Global Market that a listed company must satisfy to continue having its stock listed on the exchange. One of those standards is the "minimum bid price" requirement, which requires that the bid price of the stock of a listed company be at least $1.00 per share. A listed company risks being delisted and removed from the Nasdaq Global Market if the closing bid price of its stock remains below $1.00 per share for an extended period of time.

As disclosed in our Current Report on Form 8-K filed with the SEC on April 10, 2026, we received notice on April 7, 2026 from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") that the closing bid price for our Common Stock on the Nasdaq Global Market had been below $1.00 for 30 consecutive business days and that, as a result, we were not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1) (the "Bid Price Rule"). The notice stated that pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we would have 180 calendar days, until October 5, 2026 (the "Compliance Date"), to regain compliance. For us to regain compliance with the minimum bid price requirement, our Common Stock must have a closing bid price of $1.00 or more for 10 consecutive business days. Under certain circumstances, however, to ensure that a company can sustain long-term compliance, the Nasdaq Global Market may require the closing bid price to equal or exceed the $1.00 minimum bid price requirement for more than 10 consecutive business days before determining that the Company complies. Our Common Stock is continuing to trade on the Nasdaq Global Market under the symbol "UPLD" during this 180-day period.

If we do not regain compliance with the Bid Price Rule by the Compliance Date, we may be eligible for an additional 180-calendar day compliance period. To qualify, we would need to transfer the listing of our Common Stock to the Nasdaq Capital Market, provided that we meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards, with the exception of the Bid Price Rule. To effect such a transfer, we would also need to pay an applicable fee to Nasdaq and provide written notice to Nasdaq of our intention to cure the deficiency during the additional compliance period.

If we do not regain compliance with the Bid Price Rule by the Compliance Date and we are not eligible for an additional compliance period at that time, Nasdaq will provide written notification to us that our Common Stock may be delisted. At that time, we may appeal that delisting determination to a Nasdaq Listing Qualifications Panel (the "Panel"). We expect that our Common Stock would remain listed pending the Panel's decision. There can be no assurance that, if we do appeal the delisting determination to the Panel, that appeal would be successful.

If our Common Stock is delisted from Nasdaq, the only established trading market for our Common Stock would be eliminated and we would be forced to list our shares on the OTC Markets or another quotation medium, depending on our ability to meet the specific listing requirements of those quotation systems. As a result, an investor would likely find it more difficult to trade, or to obtain accurate price quotations for our Common Stock. Delisting would also likely reduce the visibility, liquidity, and value of our Common Stock as a result of reduced institutional investor interest in our Company, and may increase the volatility of our Common Stock. Delisting could also cause loss of confidence of potential industry partners, lenders, and employees, which could further harm our business and our future prospects. We believe that effecting the Reverse Split may help us avoid delisting from Nasdaq and any resulting consequences.

Rationale for a Reverse Split

The primary purpose for effecting the Reverse Split is to increase the per-share trading price of our Common Stock so we can:

- regain compliance with the Bid Price Rule, maintain the listing of our Common Stock on Nasdaq and avoid a delisting of our Common Stock from Nasdaq in the future for failing to comply with the Bid Price Rule;

- broaden the pool of investors that may be interested in investing in our Company by attracting new investors who would prefer not to invest, or cannot invest, in shares that trade at lower share prices; and

- make our Common Stock a more attractive investment to institutional investors.

In evaluating the Reverse Split, the Board has considered and will continue to consider negative factors associated with reverse stock splits. These factors include the negative perception of reverse stock splits held by many investors, analysts, and other stock market participants, including their awareness that the trading prices of the common stock of some companies that have effected reverse stock splits have subsequently declined to pre-reverse stock split levels. In recommending the Reverse Split, the Board determined that it believes the potential benefits of the Reverse Split significantly outweigh these potential negative factors.

Potential Advantages of a Reverse Split

The Board is seeking authority to effect the Reverse Split with the primary intent of increasing the price of our Common Stock to comply with the Bid Price Rule. The Board believes that, in addition to increasing the price of our Common Stock to meet the price criteria for continued listing on Nasdaq, the Reverse Split would also make our Common Stock more attractive to a broader range of institutional and other investors. Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Split is in our and our stockholders' best interests.

The Reverse Split could effectively increase the per-share trading price of our Common Stock to regain compliance with the Bid Price Rule, maintain the listing of our Common Stock on Nasdaq and avoid a delisting of our Common Stock from Nasdaq in the future. By preserving our Nasdaq Global Market listing, we will have greater flexibility to consider and possibly pursue a wide range of future financing options. We believe being listed on a national securities exchange like the Nasdaq Global Market is valued highly by many investors, particularly institutional investors. A listing on a national securities exchange also has the potential to create better liquidity and reduce volatility for buying and selling shares of our stock, which benefits our current and future stockholders.

In addition, the Board believes that an increased stock price could encourage investor interest and improve the marketability of our Common Stock to a broader range of investors, and thus enhance our liquidity. Because of the trading volatility often associated with low-priced stocks, many brokerage firms and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Additionally, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current share price of our Common Stock may result in an investor paying transaction costs that represent a higher percentage of total share value than would be the case if our share price were higher. The Board believes that the higher share price that may result from the Reverse Split could enable institutional investors and brokerage firms with such policies and practices to invest in our Common Stock.

Potential Risks from the Reverse Split

We cannot assure you that the total market capitalization of our Common Stock after the implementation of the Reverse Split will be equal to or greater than the total market capitalization before the Reverse Split or that the per-share market price of our Common Stock following the Reverse Split will increase in proportion to the reduction in the number of shares of our Common Stock outstanding in connection with the Reverse Split. Also, we cannot assure you that the Reverse Split will lead to a sustained increase in the trading price of our Common Stock. The trading price of our Common Stock may change due to a variety of other factors, including our ability to successfully accomplish our business goals, market conditions and the market perception of our business. You should also keep in mind that the implementation of the Reverse Split does not affect the actual or intrinsic value of our business or a stockholder's proportional ownership in our Company (subject to the treatment of fractional shares). If the overall value of our Common Stock declines after the Reverse Split, however, then the actual or intrinsic value of the shares of our Common Stock will also proportionally decrease as a result of the overall decline in value.

Further, the Reverse Split may reduce the liquidity of our Common Stock, given the reduced number of shares that would be outstanding after the Reverse Split, particularly if the expected increase in stock price as a result of the Reverse Split is not sustained. For instance, the Reverse Split may increase the number of stockholders who own odd lots (fewer than 100 shares) of our Common Stock, creating the potential for those stockholders to experience an increase in the cost of selling their shares and greater difficulty in selling those shares. If we effect the Reverse Split, the resulting per-share stock price may nevertheless fail to attract institutional investors and may not satisfy the investing guidelines of such investor and, consequently, the trading liquidity of our Common Stock may not improve.

Although we expect the Reverse Split to result in an increase in the market price of our Common Stock, the Reverse Split may not result in a permanent increase in the market price of our Common Stock, which would depend on many factors, including general economic, market, and industry conditions and other factors described from time to time in the reports we file with the SEC.

Effect of the Reverse Split

If our stockholders approve the Reverse Split and the Board elects to effect the Reverse Split, the number of outstanding shares of Common Stock will be reduced in proportion to the ratio of the split chosen by the Board (subject to the treatment of fractional shares), while the number of authorized shares of Common Stock will remain at 75,000,000, par value $0.0001 per share. As of the effective time of the Reverse Split, we would also adjust and proportionally decrease the number of shares of our Common Stock reserved for issuance upon exercise of, and adjust and proportionally increase the exercise price of, all options and warrants and other rights to acquire our Common Stock. We would also proportionally reduce the number of shares that are issuable on vesting of outstanding equity awards. In addition, as of the effective time of the Reverse Split, we would adjust and proportionally decrease the total number of shares of our Common Stock that may be the subject of future grants under the 2024 Plan. As described in Equity Plan Increase Proposal, we are seeking to increase the number of shares available under the 2024 Plan. If this Reverse Split Proposal and the Equity Plan Increase Proposal are approved, the additional shares of Common Stock available under the Plan will be adjusted and proportionally reduced by the ratio of the Reverse Split.

The Reverse Split would be effected simultaneously for all outstanding shares of our Common Stock. The Reverse Split would affect all of our stockholders uniformly and would not change any stockholder's percentage ownership interest in our Company (other than as a result of the payment of cash in lieu of fractional shares). We would not issue fractional shares in connection with the Reverse Split. Instead, a stockholder who owns a number of shares not evenly divisible by the Reverse Split ratio would receive cash in lieu of any fractional share resulting from the Reverse Split upon surrender to the transfer agent of any certificates and a properly completed and executed transmittal letter. The Reverse Split would not change the terms of our Common Stock. The Reverse Split is not intended as, and would not have the effect of, a "going private transaction" covered by Rule 13e-3 under the Exchange Act.

After the effective time of the Reverse Split, our Common Stock will have a new CUSIP number, which is a number used to identify our equity securities.

Our Common Stock is currently registered under Section 12(b) of the Exchange Act, and we are subject to the periodic reporting and other requirements of the Exchange Act. The implementation of the Reverse Split will not affect the registration of our Common Stock under the Exchange Act, and following the Reverse Split, we could continue to be subject to the periodic reporting requirements of the Exchange Act. Our Common Stock would continue to be listed on the Nasdaq Global Market under the symbol "UPLD" immediately following the Reverse Split, although it is likely that Nasdaq would add the letter "D" to the end of the trading symbol for a period of 20 trading days after the effective date of the Reverse Split to indicate that the Reverse Split had occurred.

Assuming Reverse Split ratios of 1-for-five, 1-for-10, 1-for-20, and 1-for-30, the following table sets forth for illustrative purposes only, certain effects of potential Reverse Split Ratios of 1-for-five, 1-for-10, 1-for-20, or 1-for-30, including on shares of our Common Stock issuable pursuant to outstanding preferred stock, RSUs and PRSUs, each giving effect to the Reverse Split and based on securities outstanding as of the Record Date (without giving effect to the treatment of fractional shares).

	Pre-Reverse Split Amendment	Post-Reverse Split Amendment Reverse Split Ratio			
		1-for-five	1-for-10	1-for-20	1-for-30
Authorized Shares of Common Stock	75,000,000	75,000,000	75,000,000	75,000,000	75,000,000
Shares of Common Stock Issued and Outstanding	29,363,201	5,872,640	2,936,320	1,468,160	978,773
Shares of Common Stock Issuable Upon Conversion of Preferred Stock					
Series A Convertible Preferred Stock	7,722,133	1,544,427	772,213	386,107	257,404
Series B Junior Participating Preferred Stock	—	—	—	—	—
Shares of Common Stock Issuable Upon Settlement of RSUs	2,331,670	466,334	233,167	116,584	77,722
Shares of Common Stock Issuable Upon Settlement of PRSUs at Target Level	250,000	50,000	25,000	12,500	8,333

If the Board does not implement the Reverse Split before February 24, 2027 the authority granted in this proposal to file the Reverse Split Amendment to effect the Reverse Split would terminate. Our directors and executive officers have no substantial interests, directly or indirectly, in the Reverse Split, except to the extent of their ownership in shares of our Common Stock and securities convertible or exercisable for our Common Stock, which shares and securities would be subject to the same proportionate adjustment in accordance with the terms of the Reverse Split as all other outstanding shares of our Common Stock and securities convertible into or exercisable for our Common Stock.

Authorized Shares of Common Stock

We are currently authorized under our Certificate of Incorporation to issue up to a total of 80,500,000 shares of capital stock, comprised of 75,000,000 shares of Common Stock, 5,000,000 shares of preferred stock, with 115,000 shares of preferred stock designated as Series A Convertible Preferred Stock and 500,000 shares of preferred stock designated as Series B Junior Participating Preferred Stock. As of the Record Date, a total of 29,363,201 shares of Common Stock and 115,000 shares of Series A Convertible Preferred Stock are issued and outstanding. While the Reverse Split would decrease the number of outstanding shares of our Common Stock, it would not change the number of authorized shares under our Certificate of Incorporation. Consequently, the practical effect of the Reverse Split would be to substantially increase the number of shares of Common Stock available for issuance under our Certificate of Incorporation. The Board believes that such an increase is in our and our stockholders' best interests because it would give us greater flexibility to issue shares of Common Stock in connection with possible future financings, joint ventures, and acquisitions, as well as under the 2024 Plan and for other general corporate purposes. Although we do not currently have any plans, undertakings, arrangements, commitments or agreements, written or oral, for the issuance of the additional shares of Common Stock that would become available for issuance if the Reverse Split is effected, we believe it would be advantageous to have the shares available for the purposes described above in the future.

By increasing the number of authorized but unissued shares of Common Stock, the Reverse Split could, under certain circumstances, have an anti-takeover effect, although this is not the intent of the Board. For example, the Board might be able to delay or impede a takeover or transfer of control of our Company by causing such additional authorized but unissued shares to be issued to holders who might side with the Board in opposing a takeover bid that the Board determines, in the exercise of its fiduciary duties, is not in the best interests of our Company or our stockholders. The Reverse Split could therefore have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts, the Reverse Split could limit the opportunity for our stockholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The Reverse Split could have the effect of providing the Board with additional means to resist changes that stockholders may wish to make if they are dissatisfied with the conduct of our business, including making it more difficult for stockholders to remove directors. The Board is not aware of any attempt to take control of our Company and did not authorize the Reverse Split with the intention of using it as a type of anti-takeover device.

Procedure for Effecting the Reverse Split

If our stockholders approve the adoption of the Reverse Split Amendment to effect the Reverse Split and if the Board continues to believe that the Reverse Split is in the best interests of the Company and our stockholders, on a date no later than February 24, 2027, the Board would cause the Reverse Split Amendment to be filed with the Delaware Secretary of State to effect the Reverse Split at a whole number ratio between one-for-five and one-for-30, as selected by the Board in its sole discretion and publicly disclosed prior to the effectiveness of the Reverse Split. We would file the Reverse Split Amendment with the Delaware Secretary of State so that it becomes effective at the time the Board determines to be appropriate. The Board may delay effecting the Reverse Split Amendment without resoliciting stockholder approval to any time before February 24, 2027. The Reverse Split Amendment would become effective at the time that it is filed with the Delaware Secretary of State or at such later effective date and time as specified in the Reverse Split Amendment.

Record and Beneficial Stockholders

If the Reverse Split is implemented, all of our registered holders of Common Stock who hold their shares electronically in book-entry form with our transfer agent, Broadridge, will receive a statement from Broadridge reflecting the number of shares of our Common Stock registered in their accounts, along with payment in lieu of any fractional shares. No action needs to be taken to receive post-Reverse Split shares and payment in lieu of fractional shares (if any) because the exchange will be automatic.

Non-registered stockholders holding Common Stock through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Reverse Split and making payment for fractional shares than those that we would put in place for registered stockholders. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Fractional Shares

No fractional shares of Common Stock will be issued as a result of the Reverse Split. Instead, in lieu of any fractional shares to which a stockholder of record would otherwise be entitled as a result of the Reverse Split, we will pay cash (without interest) equal to such fraction multiplied by the average of the closing sales prices of the Common Stock on the Nasdaq Global Market during regular trading hours for the five consecutive trading days immediately preceding the effective date of the Reverse Split (with such average closing sales prices being adjusted to give effect to the Reverse Split). After the Reverse Split, a stockholder otherwise entitled to a fractional interest will not have any voting, dividend or other rights with respect to such fractional interest except to receive payment as described above.

We do not anticipate the aggregate cash amount we pay for fractional interests to be material to us.

Effect on Other Securities

All outstanding securities entitling their holders to purchase shares of our Common Stock would be adjusted as a result of the Reverse Split, as required by the terms of each security. In particular, the conversion ratio for each security would be reduced proportionately, and the exercise price, if applicable, would be increased proportionately, in accordance with the terms of each security and based on the exchange ratio implemented in the Reverse Split. We would also proportionately reduce the number of shares that are issuable on vesting of outstanding restricted stock awards.

Accounting Matters

The Reverse Split would not affect the par value of our Common Stock per share, which would continue to be par value $0.0001 per share, while the number of outstanding shares of Common Stock would decrease in accordance with the Reverse Split ratio (without taking into account the payment of cash in lieu of fractional shares). As a result, as of the effective time of the Reverse Split, the stated capital attributable to Common Stock on our balance sheet would decrease and the additional paid-in capital account on our balance sheet would increase by an offsetting amount. Following the Reverse Split, the reported per share net income or loss would be higher because there would be fewer shares of Common Stock outstanding, and we would adjust historical per share amounts in our future financial statements.

Discretionary Authority of the Board to Abandon the Reverse Split

The Board reserves the right to abandon the Reverse Split without further action by our stockholders at any time before the effectiveness of the Reverse Split Amendment with the Delaware Secretary of State, even if our stockholders have approved the Reverse Split Amendment to effect the Reverse Split at the Annual Meeting. By voting in favor of this proposal, you are expressly also authorizing the Board to determine not to proceed with, and abandon, the Reverse Split, if the Board should so decide.

No Appraisal or Dissenters' Rights

Neither Delaware law, the Certificate of Incorporation, nor our Bylaws provide for appraisal or other similar rights for dissenting stockholders in connection with this proposal. Accordingly, our stockholders will have no right to dissent and obtain payment for their shares, and we will not independently provide stockholders with any such right.

Material U.S. Federal Income Tax Consequences of the Reverse Split

The following discussion is a summary of the material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below). This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations promulgated under the Code, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the "IRS"), in each case in effect as of the date of this Proxy Statement. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Reverse Split.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our Common Stock who or that, for U.S. federal income tax purposes, is or is treated as:

- an individual who is a citizen or resident of the United States;

- a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

- a trust if (1) its administration is subject to the primary supervision of a court within the United States and all of its substantial decisions are subject to the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This discussion is limited to U.S. Holders who hold our Common Stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a U.S. Holder, including the effect of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders that are subject to special rules, including, without limitation:

- Financial institutions;

- Insurance companies;

- Real estate investment trusts;

- Regulated investment companies;

- Grantor trusts;

- Tax-exempt organizations;

- Dealers or traders in securities or currencies;

- U.S. expatriates and former citizens or long-term residents of the United States;

- S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

- U.S. Holders having a functional currency other than the U.S. dollar;

- persons who hold or received our Common Stock pursuant to the exercise of any employee share option or otherwise as compensation;

- tax-qualified retirement plans;

- U.S. Holders who hold our Common Stock as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for federal U.S. federal income tax purposes; and

- U.S. Holders who actually or constructively own 10% or more of our voting stock.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Accordingly, partnerships (and other entities treated as partnerships for U.S. federal income tax purposes) holding our Common Stock and the partners in such entities should consult their tax advisors regarding the U.S. federal income tax consequences of the Reverse Split to them.

In addition, the following discussion does not address the U.S. federal estate and gift tax, alternative minimum tax, or state, local and non-U.S. tax law consequences of the Reverse Split. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the Reverse Split, whether or not they are in connection with the Reverse Split.

This discussion is for general information only and is not intended to be, and should not be construed as, tax or investment advice, and the tax consequences of the Reverse Split may not be the same for all stockholders. Holders of our Common Stock are urged to consult their respective tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences of the Reverse Split to them in light of their particular circumstances.

Tax Consequences of the Reverse Split to U.S. Holders

The Reverse Split is intended to qualify as a "recapitalization" within the meaning of Section 368(a)(1)(E) of the Code for U.S. federal income tax purposes. Assuming the Reverse Split so qualifies, a U.S. Holder generally will not recognize gain or loss upon the Reverse Split for U.S. federal income tax purposes, except with respect to cash received in lieu of a fractional share of our Common Stock, as discussed below. A U.S. Holder's aggregate adjusted tax basis in the shares of our Common Stock received pursuant to the Reverse Split will be equal to the aggregate adjusted tax basis of the shares of our Common Stock exchanged therefor (reduced by the amount of such basis that is allocated to any fractional share of our Common Stock). The U.S. Holder's holding period in the shares of our Common Stock received pursuant to the Reverse Split will include the holding period in the shares of our Common Stock exchanged therefor. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of shares of Common Stock surrendered in a recapitalization to shares received in the recapitalization. U.S. Holders who acquired our Common Stock on different dates and at different prices should consult their tax advisors regarding the appropriate allocation of their tax basis and holding period of such shares.

A U.S. Holder that receives cash in lieu of a fractional share of our Common Stock in the Reverse Split will recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the portion of such U.S. Holder's aggregate adjusted tax basis in the shares of our Common Stock surrendered that is allocated to such fractional share. Such capital gain or loss will be short term if the pre-Reverse Split shares were held for one year or less at the effective time of the Reverse Split and long term if held for more than one year. The deductibility of capital losses is subject to limitation.

U.S. Holders may be subject to information reporting and backup withholding on cash paid in lieu of a fractional share in connection with the Reverse Split. A U.S. Holder will be subject to backup withholding (currently at a rate of 24%) if such U.S. Holder is not otherwise exempt and such U.S. Holder does not provide its taxpayer identification number in the manner required or otherwise fails to comply with applicable backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

This discussion is for general information only and is not tax advice. It does not discuss all aspects of U.S. federal taxation that may be relevant to a particular stockholder in light of such stockholder's circumstances and income tax situation. Accordingly, holders of our Common Stock should consult their tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences of the Reverse Split arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of the Reverse Split Proposal requires a "FOR" vote from a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present at the meeting or represented by proxy and voting as a single class at the Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.

Recommendation of our Board of Directors

The Board unanimously recommends that stockholders vote "FOR" the Reverse Split Proposal.

PROPOSAL FIVE: APPROVAL OF AN AMENDMENT TO THE UPLAND SOFTWARE, INC. 2024 OMNIBUS INCENTIVE PLAN

We are asking stockholders to approve an amendment (the "Amendment") to the 2024 Plan, which, subject to stockholder approval at the Annual Meeting, would increase the number of shares of the Company's common stock reserved for issuance under the 2024 Plan (including shares issuable pursuant to incentive stock options) by 2,000,000 shares. The Amendment does not modify any other terms of the 2024 Plan. The number of shares presented in this Proposal are all presented prior to the effect of the reverse stock split. If the Reverse Split Proposal is approved and the reverse stock split is implemented, the number of shares available for issuance under the 2024 Plan, including any shares added to the 2024 Plan pursuant to the proposed amendment, will be adjusted in accordance with reverse stock split ratio approved by our Board.

The 2024 Plan was approved by the Company's stockholders on June 5, 2024 (the "Effective Date"), replacing the Upland Software, Inc. 2014 Equity Incentive Plan (the "Prior Plan"). No equity awards have been granted under the Prior Plan since the adoption of the 2024 Plan, and the 2024 Plan is the Company's only equity plan pursuant to which stock-based awards may currently be granted. Upon the recommendation of the Compensation Committee, the Board approved the Amendment on April 8, 2026, subject to approval by our stockholders at the Annual Meeting. If approved, the Amendment will become effective immediately. If stockholders do not approve the Amendment, the 2024 Plan will remain in effect in its current form.

Approval of the Amendment is intended to enable us to continue granting stock-based incentive awards, which our Board believes is a fundamental element of our compensation program and vital to our continued ability to attract and retain talented personnel in our competitive industry. We use stock-based awards to align the financial interests of award recipients with those of the Company's stockholders. We believe that providing an equity stake in the future success of our business encourages and motivates award recipients to strive to achieve our business goals and to increase stockholder value. The Board considers it to be in the best interests of the Company and its stockholders to increase the number of shares available for issuance under the 2024 Plan, to ensure that the Company has a sufficient share reserve to meet these objectives.

As of March 31, 2026, 326,245 shares of the Company's common stock remained available for future grants under the 2024 Plan. If this proposal is not approved by our stockholders, we expect that the Company may not have a sufficient share reserve to continue to issue stock-based incentive compensation beyond December 31, 2026. As a result, we would lose a critical compensation tool that enables us to compete for, incentivize and retain employees, directors, and consultants.

Accordingly, we believe approving the Amendment is in the best interest of our stockholders, and the Board unanimously recommends approval of the Amendment.

Background

The cloud-based software industry is extremely competitive with an active and mobile talent pool. We believe that recruiting and retaining key employees in our industry requires having a sufficient number of shares available for grant as part of our equity compensation, and in return, is a critical element of our overall compensation approach.

We have determined the size of the additional shares of the Company's common stock seeking under the Amendment taking into account a range of factors, including our historical equity grant practices as well as anticipated future needs. The proposed increase to the share reserve under the 2024 Plan is intended to provide sufficient for our needs for up to two (2) years of equity awards. The exact rate at which we use shares under the 2024 Plan may differ from current expectations and will depend upon various unknown factors, such as our future stock price, participation levels, the mix and structure of long-term incentive award, and forfeiture rates.

Information Regarding 2024 Plan Share Reserve

The 2024 Plan initially provided for the issuance of up to 3,200,000 shares of common stock pursuant to awards granted under the 2024 Plan, plus the number of shares that remained available for future grants under the Prior Plan as of the Effective Date, plus any shares covered by awards granted under the Prior Plan if the award (or a portion of such award) is forfeited, canceled or expires without the issuance of shares. The Amendment, if approved by our stockholders, will increase the number of shares of the Company's common stock reserved for issuance under the 2024 Plan by 2,000,000 shares.

As of March 31, 2026, 326,245 shares of common stock remained available for future grants under the 2024 Plan and there were 2,024,590 shares subject to outstanding awards under the 2024 Plan. Additionally, as of March 31, 2026, there were 307,080 shares subject to outstanding awards and 71,632 outstanding stock options previously granted under the Prior Plan. No future awards may be granted under the Prior Plan; however, if any awards granted under the Prior Plan are forfeited, cancelled or expire without the issuance of shares, the shares underlying such awards would become available for issuance under the 2024 Plan.

The table below shows the awards granted under the 2024 Plan and Prior Plan that were outstanding as of March 31, 2026:

Total number of stock options outstanding	71,632
Weighted average exercise price of outstanding options	$ 12.20
Weighted average remaining contractual life of outstanding options	0.9 years
Total number of shares subject to full value awards outstanding (including time-based RSUs and performance units) [1]	2,331,670
Total number of shares remaining available for future grant [2]	326,245
Total number of shares of common stock outstanding as of March 31, 2026	29,363,201

(1) The number of shares subject to full-value awards outstanding includes performance units outstanding assuming performance at target performance level.

(2) The 2024 Plan is the only equity plan under which we may currently grant new equity awards. The number of shares remaining available for future grant under the 2024 Plan assumes outstanding performance units are earned at maximum performance levels.

As of March 31, 2026, the closing price of our common stock as reported on Nasdaq was $0.67 per share.

Dilution, Burn Rate, and Equity Overhang

The Compensation Committee reviews our burn rate and equity overhang activity in order to thoughtfully manage our long-term stockholder dilution.

Our average 3-year gross burn rate is approximately 7.7% [1] and our net burn rate is 5.9% [2].

(1) Gross burn rate is calculated as (a) the number of new stock awards granted, divided by (b) the total number shares of common stock outstanding as of the end of the fiscal year.

(2) Net burn rate is calculated as (a) the number of new stock awards granted, net of stock awards cancelled and forfeited, divided by (b) the total number shares of common stock outstanding as of the end of the fiscal year.

Our equity overhang was approximately 11.0% as of the end of the fiscal year. Equity overhang is calculated on a fully-diluted basis as (a) the number of shares subject to outstanding stock awards plus the number of shares available for grant under the 2024 Plan, divided by (b) the number of shares subject to outstanding stock awards, plus the number of shares available for grant under the 2024 Plan, plus the total number of shares of common stock outstanding as of the end of the fiscal year.

Best Practices

We recognize the dilutive impact of stock-based incentive awards on our stockholders. We strive to balance the impact of dilution with our need to attract and retain talent. As such, the 2024 Plan incorporates a number of shareholder-friendly practices, including the following:

No Liberal Share Recycling. Shares retained by or delivered to the Company to pay the exercise price or purchase price of any awards, shares delivered to or withheld by the Company to pay withholding taxes related to any awards, and unissued shares resulting from the settlement of SARs in stock all count against the 2024 Plan's share reserve. Additionally, shares purchased by the Company in the open market using the proceeds of option exercises do not become available for issuance as future awards under the 2024 Plan.

No Repricing of Stock Options or Stock Appreciation Rights Without Stockholder Approval. The 2024 Plan prohibits, without stockholder approval, actions to reprice, replace, or repurchase options or SARs when the exercise price per share of an option or SAR exceeds the fair market value of the underlying shares.

Clawback. All awards granted under the 2024 Plan are subject to the Company's clawback policies, pursuant to which the Company may recoup or seek reimbursement for erroneously awarded incentive compensation to executive officers and employees.

Limits on Non-Employee Director Compensation. The 2024 Plan includes a limit of $750,000 on the combined value of equity awards and cash compensation provided to any non-employee director in any fiscal year (or $1,000,000 in the calendar year in which a non-employee director commences service on the Board).

No Dividends on Unearned Awards. The 2024 Plan prohibits the payment of dividends or dividend equivalent rights on unearned full value awards (whether performance or time-based), and it does not permit dividend equivalents with respect to stock options and SARs, whether vested or unvested.

No Evergreen Provision; Stockholder Approval Required for Additional Shares. The 2024 Plan does not contain an annual "evergreen" provision that provides for automatic increases of shares of common stock authorized for issuance under the plan. The 2024 Plan authorizes a fixed share reserve. Therefore, we would have to obtain stockholder approval to increase the 2024 Plan's share reserve.

No Discounted Stock Options or Stock Appreciation Rights. Stock options and SARs must be granted with an exercise price equal to or greater than the fair market value of our common stock on the date the stock option or SAR is granted.

No "liberal change in control" definition. A change in control transaction must actually be consummated in order for the change in control provisions in the 2024 Plan to be triggered.

No Automatic Grants. The 2024 Plan does not provide for "reload" or other automatic grants to participants.

No Tax Gross-ups. The 2024 Plan does not provide for any tax gross-ups.

Shares Subject to the 2024 Plan

The number of shares initially authorized for issuance under the 2024 Plan (including pursuant to incentive stock options ("ISOs")) is 3,200,000, which would be increased to 5,200,000 shares if the Amendment is approved by our stockholders, plus shares covered by awards granted under the Prior Plan if the award (or a portion of such award) is forfeited, canceled or expires without the issuance of shares after the Effective Date. All share amounts authorized under the 2024 Plan and the Prior Plan are subject to adjustment for stock splits and other changes in the Company's capitalization. The shares issued pursuant to awards granted under the 2024 Plan may be shares that are authorized and unissued or issued shares that were reacquired by the Company.

In the case of a stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding shares as a class without the Company's receipt of consideration, we will adjust (a) the maximum number and kind of shares reserved for issuance under the 2024 Plan, (b) the number and kind of shares covered by outstanding awards and, with respect to options and SARs, the exercise or base price per share, and (c) any other terms that the Compensation Committee determines require adjustment, in each case on a proportionate basis. Any such adjustments will be made to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2024 Plan.

Shares subject to awards that have been canceled, expired, forfeited, settled in cash, or otherwise not issued under an award will not count as shares issued under the 2024 Plan. The 2024 Plan provides that shares delivered to, or withheld by, the Company to pay the exercise price or purchase price of any awards or to pay withholding taxes related to any awards, unissued shares resulting from the settlement of SARs in stock, and shares purchased by us in the open market using the proceeds of option exercises will not be returned to the 2024 Plan's share reserve.

The plan administrator may issue awards in settlement or assumption of, or in substitution for, outstanding awards in connection with the Company or its subsidiary acquiring another entity, an interest in another entity or an additional interest in another entity in connection with a merger, stock purchase, asset purchase or other form of transaction, and the shares underlying such awards will not be counted against the share limit. Additionally, to the extent permitted by the rules of the stock exchange on which our shares of common stock are listed, available shares under a stockholder approved plan of an acquired company, as appropriately adjusted to reflect such acquisition, may be used for awards under the 2024 Plan without reducing the 2024 Plan share reserve.

Certain Plan Terms and Conditions

The following is a summary of the 2024 Plan and the change made by the proposed Amendment. This summary does not purport to be a complete description of all of the provisions of the 2024 Plan and is qualified in its entirety by reference to the full text of the 2024 Plan and the Amendment. A copy of the 2024 Plan and the Amendment is attached as ***Appendix B*** to this proxy statement.

General. The 2024 Plan permits the Company to grant stock options (non-qualified options and ISOs), SARs, restricted stock, restricted stock units, performance units, dividend equivalent rights and other equity and cash awards.

Eligibility. Employees, non-employee directors, and consultants of the Company and any parent or subsidiary entities are eligible to receive awards under the 2024 Plan. As of March 31, 2026, we had approximately 746 employees, and 5 non-employee directors who are eligible to be selected to receive awards under the 2024 Plan. Such persons are eligible to participate in the 2024 Plan because such participation provides an incentive through ownership of our common stock to continue in service to us and any parent and subsidiary entities, and to help us compete effectively with other enterprises for the services of qualified persons.

Limit on Awards to Directors. The 2024 Plan includes a limit of $750,000 on the combined value of equity awards and cash compensation provided to any non-employee director in any fiscal year (or $1,000,000 in the calendar year in which a non-employee director commences service on the Board).

Share Reserve. The maximum number of shares of common stock that may be issued pursuant to the 2024 Plan is described above under the heading "Shares Subject to the 2024 Plan."

Administration. Generally, the Compensation Committee administers the 2024 Plan, unless the Board elects to administer the 2024 Plan or the Board or the Compensation Committee authorizes one or more officers or employees to administer the 2024 Plan with respect to awards granted to employees or consultants. Subject to the terms of the 2024 Plan, the administrator may determine and interpret the terms and conditions of awards, select the employees, directors and consultants who receive awards, determine the exercise price of any options, the number of shares subject to awards, the vesting schedule, and exercisability of awards, whether and when an award vests and performance goals are achieved, and adjustments to performance goals or results to take into account changes in law or other extraordinary or unforeseeable, nonrecurring or infrequently occurring circumstances, the restrictions on transferability of awards, and the form of consideration payable upon exercise or settlement of an award. The Board or the Compensation Committee may also delegate any or all of its powers and duties under the 2024 Plan to a subcommittee of directors or to one or more officers or employees of the Company, provided that such delegation does not violate applicable law or result in the loss of an exemption under Rule 16b-3(d)(1) of the Securities Exchange Act of 1934.

Except in connection with equity restructurings and other situations in which share adjustments are specifically authorized, the 2024 Plan prohibits repricing of any outstanding stock option or SAR awards without the prior approval of our stockholders. Specifically, without prior approval of our stockholders, the Company may not (a) reduce the per share exercise price of an option or base amount of a SAR, (b) cancel, surrender, replace or otherwise exchange any outstanding option or SAR where the fair market value of a share of our common stock underlying such option or SAR is less than its per share exercise price or base amount for a new stock option or SAR, another award, cash, shares or other securities or (c) take any other action that is considered a "repricing" for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which our shares of common stock are listed or quoted.

Stock Options. The 2024 Plan allows for the grant of non-qualified stock options and ISOs. ISOs may be granted only to employees. Non-qualified stock options may be granted to employees, directors, and consultants. The exercise price of all options granted under the 2024 Plan must be equal to at least the fair market value of our common stock on the date of grant, and the term of an option granted under the 2024 Plan may not exceed ten years, except that with respect to any employee who owns more than 10% of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term of an ISO must not exceed five years, and the exercise price must equal at least 110% of the fair market value on the grant date. After the service of an employee, director or consultant terminates, the option may be exercised, to the extent vested, for the period of time specified in the option agreement. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights (SARs). The 2024 Plan allows for the grant of SARs. SARs allow the recipient to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. The administrator determines the terms of SARs, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the base appreciation amount for the cash or shares to be issued pursuant to the exercise of a SAR will be no less than 100% of the fair market value per share on the date of grant and a SAR will not have a term of more than 10 years. After the continuous service of an employee, director or consultant terminates, the SAR may be exercised, to the extent vested, for the period of time specified in the SAR agreement. However, a SAR may not be exercised later than the expiration of its term.

Restricted Stock Awards. The 2024 Plan allows for the grant of restricted stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to forfeiture.

Restricted Stock Units and Performance Stock Units. The 2024 Plan allows for the grant of time-based restricted stock units and performance-based restricted stock units, or performance units. Restricted stock units and performance units are awards that result in payment in shares or cash to a recipient at the end of a specified period if applicable vesting or other criteria established by the administrator are achieved or the award otherwise becomes eligible for settlement. The administrator may impose whatever conditions to vesting, or restrictions and conditions to settlement, that it determines to be appropriate. The administrator may establish vesting conditions or restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Payments of earned restricted stock units may be made in shares of our common stock, cash or a combination thereof.

Dividends and Dividend Equivalents. Dividends may be credited with respect to restricted stock awards and dividend equivalents may be credited with respect to other awards (other than stock options and SARs). However, participants are not entitled to receive any such credited dividends or dividend equivalents unless and until the award upon which the dividend or dividend equivalent is based vests. The administrator may determine to pay such dividends or dividend equivalent rights in cash or to convert them into additional awards.

Other Awards. The 2024 Plan also provides for the issuance of other awards relating to the Company's shares (including shares or share-based awards that are not subject to vesting conditions or other restrictions) and cash-based awards.

Terms of Awards. Subject to the terms of the 2024 Plan, the administrator determines the provisions, terms, and conditions of each award including, but not limited to, the award vesting schedule, forfeiture provisions, form of payment (cash, shares, or other consideration) upon settlement of the award, payment contingencies, and satisfaction of any performance criteria. Subject to compliance with applicable tax and other laws, awards under the 2024 Plan may be deferred pursuant to any deferred compensation plan or program that we may adopt.

Performance Goals. The 2024 Plan allows for vesting, payment, settlement and other entitlements with respect to awards to be subject to items or events that contain vesting or other terms that relate to one or more performance goals. Such performance goals may be based on (by way of example and not as an exhaustive list) one of, or a combination of the following: cash flow, earnings measures (including earnings per share and earnings before interest, taxes and/or amortization and/or depreciation), stock price, return on equity, total stockholder return, return on capital, return on assets or net assets, revenue (including revenue from direct labor, subcontractors or any other category), income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, market share, contract win, renewal or extension, days sales outstanding, contract bookings, cost control, cash management, debt reduction, customer satisfaction, delivery schedule, cycle-time improvement, productivity, quality, workforce diversity, comparisons to budget items, implementation or completion of specified projects or processes, employee turnover, forecast accuracy of any performance criteria, staff hiring, and/or completion of mergers or acquisitions.

Additionally, the administrator may adjust performance goals or evaluation of performance with respect to performance goals to take into account unusual or unanticipated occurrences or events, including asset write-downs, litigation, claims, judgments, settlements, currency fluctuations and other non-cash charges, changes in applicable law, rule or regulation or accounting principles, accruals for reorganization and restructuring programs, costs incurred in the pursuit of acquisition opportunities, strikes, delays or similar disruptions, macroeconomic conditions, terrorism and other international hostilities, significant regional weather events asset write-downs, litigation or claim judgments or settlements, or any other significant unusual or infrequently occurring items or events.

Clawback. The 2024 Plan and all awards granted under the 2024 Plan are subject to any written clawback policies that the Company, with the approval of the Board or an authorized committee of the Board, may adopt or amend either prior to or following the Effective Date, including the Company policy adopted to conform to the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the United States Securities and Exchange Commission and that the Company determines should apply to awards. Any such policy may subject a participant's awards and amounts paid or realized with respect to awards to reduction, cancellation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including an accounting restatement due to the Company's material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy.

Transferability of Awards. Incentive stock options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the award recipient, only by the award recipient. Awards other than incentive stock options are allowed to be transferred (i) by will or by the laws of descent and distribution, (ii) during the lifetime of the award recipient, to the extent and in the manner authorized by the administrator, but only to the extent such transfers are made in accordance with applicable laws to family members, to family trusts, to family controlled entities, to charitable organizations, and pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the award recipient and (iii) as otherwise expressly permitted by the administrator and in accordance with applicable laws.

Certain Adjustments. Subject to any required action by the Company's stockholders, applicable laws and the change in control provisions as discussed below, (i) the number and kind of shares or other securities or property covered by any outstanding award, (ii) the number and kind of shares that have been authorized for issuance under the 2024 Plan, (iii) the exercise price, base amount or purchase price of any outstanding award, and (iv) any other terms that the administrator determines require adjustment, will be proportionately adjusted for: (A) any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification, or similar transaction affecting the shares that would be considered an "equity restructuring" within the meaning of ASC 718 and, in each case, that would result in an additional compensation expense to the Company pursuant to the provisions of ASC Topic 718; (B) any other increase or decrease in the number of issued shares of our common stock effected without receipt of consideration by the Company; or (C) any other transaction with respect to the shares of our common stock, including any distribution of cash, securities or other property to stockholders (other than a normal cash dividend), a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete), a "corporate transaction" as defined in Section 424 of the Code or any similar transaction. Such adjustments to outstanding awards will be effected in a manner that is intended to preclude the enlargement or diminution of rights and benefits under such awards. Except as the administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, will affect, and no adjustment will be made with respect to, the number or price of shares of our common stock subject to an award.

Changes in Control. Upon a merger, consolidation, reorganization or other transaction in which the Company does not survive or a change in control, all outstanding awards shall be treated in the manner described in the definitive transaction agreement to which the Company is a party (or, if there is no such agreement, in the manner determined by the administrator), which agreement or determination need not treat all awards in an identical manner. The treatment specified in the definitive transaction agreement or as determined by the administrator may include one or more of the following with respect to each outstanding award: (a) the cancellation of unvested awards, (b) the acceleration of vesting of awards, (c) the assumption or substitution of awards with appropriate adjustments as to the number and kind of shares or other securities or property and applicable exercise price, base amount or purchase price, (d) the cancellation of vested awards, together with a payment to the award recipients holding such vested awards so canceled of an amount based upon the consideration being paid per share in connection with such transaction or change in control in cash or, in the sole discretion of the administrator, in the form of such other consideration necessary for an award recipient to receive property, cash or securities (or a combination thereof) as the award recipient would have been entitled to receive upon such transaction or change in control, if the recipient had been, immediately prior to such transaction or change in control, the holder of the number of shares covered by the award at such time, less any applicable exercise price or base amount; provided, however, that holders of vested options and vested SARs shall be entitled to such consideration only if the per-share consideration exceeds the applicable exercise price or base amount, and to the extent that the per-share consideration is less than or equal to the applicable exercise price or base amount, such vested options and vested SARs shall be cancelled for no consideration, or (e) the replacement of awards with a cash incentive program that preserves the value of the awards so replaced.

A change in control means, generally, (a) the acquisition by any person of 50% or more of the voting power of all classes of stock entitled to vote, (b) the current members of our Board, or their approved successors, cease to be a majority of the Board, or (c) a reorganization, merger, consolidation or sale or disposition of all or substantially all of our assets, unless our stockholders hold 50% or more of the voting power of the resulting company, no person owns 50% or more of the voting power of all classes of stock entitled to vote (except to the extent such ownership existed prior to the corporate transaction and at least a majority of the current members of our remain members of the Board following the corporate transaction. A transaction will not constitute a change in control if: (i) its sole purpose is to change the state of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

Plan Amendments and Termination. The 2024 Plan has a term of ten years unless we terminate it sooner. In addition, our Board has the authority to amend, suspend or terminate the 2024 Plan, subject to stockholder approval in the event such approval is required by law. Upon expiration of the term, no further awards may be granted under the 2024 Plan. No amendment, suspension or termination of the 2024 Plan or any award shall materially adversely affect the rights under any outstanding award without the holder's written consent. However, an amendment that may cause an incentive stock option to become a non-qualified stock option or that the administrator considers necessary or advisable to comply with applicable laws is not treated as materially adversely affecting the rights under any outstanding award.

*Certain Interests of Directors and Officer*s. In considering the recommendation of the Board with respect to the approval of the 2024 Plan, stockholders should be aware that, as discussed above and below, directors and officers are eligible to receive awards under the 2024 Plan. The Board recognizes that approval of this proposal may benefit our directors and officers and their successors.

Certain U.S. Federal Tax Consequences

The following is a summary of U.S. federal taxes applicable to awards that may be provided under the 2024 Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards, based on provisions of the Code and the regulations thereunder in effect on the date of this proxy statement. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local, and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirements of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Non-Qualified Stock Options. The grant of a non-qualified stock option under the 2024 Plan generally does not result in any U.S. Federal income tax consequences to the award recipient or to the Company. Upon exercise of a non-qualified stock option, the award recipient is generally subject to income taxes at the rate applicable to ordinary compensation income on the difference between the option exercise price and the fair market value of the shares on the date of exercise. For employees, this income is generally subject to withholding for U.S. Federal income and employment tax purposes. The Company (or a subsidiary) generally is entitled to an income tax deduction in the amount of income recognized by the award recipient, subject to possible limitations imposed by Section 162(m) or Section 280G of the Code. Any gain or loss on the award recipient's subsequent disposition of the shares of our common stock receives long or short-term capital gain or loss treatment, depending on whether the shares are held for more than one year following exercise. The Company does not receive a tax deduction for any such gain.

Incentive Stock Options. The grant of an incentive stock option under the 2024 Plan does not result in any U.S. Federal income tax consequences to the award recipient or to the Company. An award recipient recognizes no U.S. Federal taxable income upon exercising an incentive stock option (subject to the alternative minimum tax rules discussed below), and the Company receives no deduction at the time of exercise. In the event of a disposition of stock acquired upon exercise of an incentive stock option, the tax consequences depend upon how long the award recipient has held the shares of our common stock. If the award recipient does not dispose of the shares within two years after the incentive stock option was granted, nor within one year after the incentive stock option was exercised, the award recipient recognizes a long-term capital gain (or loss) equal to the difference between the sale price of the shares and the exercise price. The Company is not entitled to any deduction under these circumstances.

If the award recipient fails to satisfy either of the foregoing holding periods, the award recipient must recognize ordinary income in the year of the disposition, which is referred to as a "disqualifying disposition." The amount of such ordinary income generally is the lesser of (i) the difference between the amount realized on the disposition and the exercise price or (ii) the difference between the fair market value of the stock on the exercise date and the exercise price. Any gain in excess of the amount taxed as ordinary income is treated as a long or short-term capital gain, depending on whether the stock was held for more than one year. The Company, in the year of the disqualifying disposition, may be entitled to a deduction equal to the amount of ordinary income recognized by the award recipient, subject to possible limitations imposed by Section 162(m) and Section 280G of the Code.

The "spread" under an incentive stock option—i.e., the difference between the fair market value of the shares at exercise and the exercise price—is classified as an item of adjustment in the year of exercise for purposes of the alternative minimum tax. If an award recipient's alternative minimum tax liability exceeds such award recipient's regular income tax liability, the award recipient owes the larger amount of taxes. In order to avoid the application of alternative minimum tax with respect to incentive stock options, the award recipient must sell the shares within the same calendar year in which the incentive stock options are exercised. However, such a sale of shares within the same year of exercise constitutes a disqualifying disposition, as described above.

Stock Appreciation Rights. Recipients of SARs generally should not recognize income until such rights are exercised, assuming there is no ceiling on the value of the right and Section 409A of the Code does not apply. Upon exercise, the award recipient normally recognizes taxable ordinary income for U.S. Federal income tax purposes equal to the amount of cash and fair market value the shares, if any, received upon such exercise. For employees, this income is generally subject to withholding for U.S. Federal income and employment tax purposes. The Company (or a subsidiary) generally is entitled to an income tax deduction in the amount of the income recognized by the award recipient, subject to possible limitations imposed by Section 162(m) or Section 280G of the Code. Award recipients recognize gain upon the disposition of any shares received on exercise of a SAR equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain is taxable as long or short-term capital gain depending on whether the shares were held for more than one year.

Restricted Stock. Restricted stock generally subjects the recipient to ordinary compensation income on the excess of the amount paid for such shares of stock, if any, over the fair market value of the shares on the date that the restrictions lapse. For employees, this income is generally subject to withholding for U.S. Federal income and employment tax purposes. The Company (or a subsidiary) generally is entitled to an income tax deduction in the amount of the ordinary income recognized by the recipient, subject to possible limitations imposed by Section 162(m) and Section 280G of the Code. Any gain or loss on the recipient's subsequent disposition of the shares receives long or short-term capital gain or loss treatment depending on how long the stock has been held since the restrictions lapsed. The Company does not receive a tax deduction for any such gain.

Recipients of restricted stock may make an election under Section 83(b) of the Code (a "Section 83(b) Election") to recognize as ordinary compensation income in the year that such restricted stock are granted, the amount equal to the excess of the amount paid for such shares, if any, over the fair market value of the shares on the date of grant. If such an election is made, the recipient recognizes no further amounts of compensation income upon the lapse of any restrictions and any gain or loss on subsequent disposition is long or short-term capital gain to the recipient. The Section 83(b) Election must be made within thirty days from the time the restricted stock are granted.

The Company (or a subsidiary) generally is entitled to a tax deduction to the extent and in the year that ordinary income is recognized by the award recipient, subject to possible limitations imposed by Section 162(m) and Section 280G of the Code.

Restricted Stock Units and Performance Units. Recipients of restricted stock units or performance units generally should not recognize income until such units are converted into cash or shares of stock unless Section 409A of the Code applies. Upon conversion, the award recipient normally recognizes taxable ordinary income for federal income tax purposes equal to the amount of cash and the fair market value of the shares, if any, received upon such conversion. For employees, this income is generally subject to withholding for U.S. Federal income and employment tax purposes. The Company (or a subsidiary) generally is entitled to an income tax deduction in the amount of the income recognized by the award recipient, subject to possible limitations imposed by Section 162(m) or Section 280G of the Code. Award recipients recognize gain upon the disposition of any shares received upon settlement of the restricted stock units or performance units equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain is taxable as long or short-term capital gain depending on whether the shares were held for more than one year.

Other Stock-Based and Cash-Based Awards. Upon receipt of share-based awards, generally the value of the shares and the amount of cash received are taxable as ordinary income to the participant. Upon receipt of cash in settlement of a cash-based award, a participant generally recognizes ordinary income equal to the cash received, and the Company (or a subsidiary) generally is allowed a corresponding federal income tax deduction at that time, subject to potential deduction limitations under Sections 162(m) and 280G of the Code.

Dividends and Dividend Equivalents. Recipients of stock-based awards that earn dividends or dividend equivalents recognize taxable ordinary income on any dividend and dividend equivalent payments received with respect to such awards, which income is subject to withholding for U.S. federal income and employment tax purposes. The Company (or a subsidiary) generally is entitled to an income tax deduction in the amount of the income recognized by a participant, subject to possible limitations imposed by Sections 162(m) or 280G of the Code and so long as the Company withholds the appropriate taxes with respect to such income, if required, and the individual's total compensation is deemed reasonable in amount.

Compliance with Section 409A of the Code. To the extent applicable, it is intended that the 2024 Plan and any grants made under the 2024 Plan comply with or be exempt from the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the participants. The 2024 Plan and any grants made under the 2024 Plan are administered and interpreted in a manner consistent with this intent.

The foregoing is only a summary of the U.S. Federal income tax consequences of 2024 Plan transactions, and is based upon U.S. Federal income tax laws in effect on the date of this proxy statement. Reference should be made to the applicable provisions of the Code. This summary does not purport to be complete, and does not discuss the tax consequences of an award recipient's death or the tax laws of any municipality, state or foreign country to which the award recipient may be subject.

New Plan Benefits

Awards under the 2024 Plan are discretionary and no specific determination has been made as to the grant or allocation of awards under the 2024 Plan if the Amendment is approved. Therefore, at this time the benefits that may be received by the Company's employees, directors, consultants or other service providers under the 2024 Plan, if the Amendment is approved, are not presently determinable.

Grants Under The 2024 Plan

The table below reflects all awards granted under the 2024 Plan from its adoption through March 31, 2026 to the individuals and groups listed in the table.

Name and Principal Position	Dollar Value ($) [1]	Number of Units
John T. McDonald - *Chief Executive Officer, President, and Chair*	1,005,000	1,500,000 [2]
Michael D. Hill - *Chief Financial Officer, Treasurer. and Corporate Secretary*	93,800	140,000
Daniel Doman - *Chief Product & Operating Officer*	502,500	750,000
All current executive officers as a group	1,601,300	2,390,000
All current directors who are not executive officers as a group	167,500	250,000
All current employees, including current officers who are not executive officers, as a group	738,675	1,102,500

(1) The dollar value was calculated by multiplying the number of shares that were issued pursuant to the award under the 2024 Plan by $0.67, the closing price per share of our Common Stock on March 31, 2026.

(2) Reflects the maximum number of shares that may be issued with respect to performance-based awards.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Equity Plan Increase Proposal requires a "FOR" vote from a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present at the meeting or represented by proxy and voting as a single class at the Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.

Recommendation of our Board of Directors

The Board unanimously recommends that stockholders vote "FOR" the Equity Plan Increase Proposal.

PROPOSAL SIX: APPROVAL OF THE ADJOURNMENT PROPOSAL

Background of and Rationale for the Adjournment Proposal

The Board believes that if the number of shares of the Company's Common Stock and Series A Preferred Stock (on an as-converted basis) cast at the Annual Meeting is insufficient to approve the Reverse Split Proposal or Equity Plan Increase Proposal, as applicable, it is in the best interests of the stockholders to enable the Board to continue to seek to obtain a sufficient number of additional votes to approve the Reverse Split Proposal or Equity Plan Increase Proposal, as applicable.

In the Adjournment Proposal, we are asking stockholders to authorize the holder of any proxy solicited by the Board to vote in favor of adjourning or postponing the Annual Meeting or any adjournment or postponement thereof. If our stockholders approve this Adjournment Proposal, we could adjourn or postpone the Annual Meeting, and any adjourned session of the Annual Meeting, to use the additional time to solicit additional proxies in favor of the Reverse Split Proposal or the Equity Plan Increase Proposal.

Additionally, approval of the Adjournment Proposal could mean that, in the event we receive proxies indicating that a majority of the number of outstanding shares of our Common Stock and Series A Preferred Stock (on an as-converted basis), will vote against the Reverse Split Proposal or the Equity Plan Increase Proposal, we could adjourn or postpone the Annual Meeting without a vote on the Reverse Split Proposal or the Equity Plan Increase Proposal and use the additional time to solicit the holders of those shares to change their vote in favor of the Reverse Split Proposal or the Equity Plan Increase Proposal.

Vote Required

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. Approval of Proposal Six requires a "FOR" vote from a majority of the voting power of the shares of our Common Stock and Series A Preferred Stock (on an as-converted basis) present at the meeting or represented by proxy and voting as a single class at the Annual Meeting. Abstentions and broker non-votes will not be counted as votes cast and will, therefore, have no effect on the outcome of the vote.

Recommendation of our Board of Directors

The Board unanimously recommends that stockholder vote "FOR" the Adjournment Proposal.

OTHER MATTERS

Meeting Admission. You are entitled to attend the Annual Meeting only if you were an Upland stockholder at the close of business on April 13, 2026, or hold a valid proxy for the Annual Meeting. If attending the meeting in person, you should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record, meaning that you hold shares directly with Broadridge ("registered holders"), the inspector of election will have your name on a list, and you will be able to gain entry with a form of government-issued photo identification, such as a driver's license, state-issued ID card, or passport. If you are not a stockholder of record but hold shares through a broker, bank, or nominee ("street name" or "beneficial" owners), in order to gain entry, you must provide proof of beneficial ownership as of the Record Date, such as an account statement or similar.

Proxy Solicitation. Solicitation of proxies will be primarily by mail. We will bear the cost of soliciting proxies from stockholders.

In addition to solicitation by mail, our directors, officers, employees, and agents may solicit proxies by telephone, internet, or otherwise. These directors, officers, and employees will not be additionally compensated for the solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection with the solicitation. Copies of solicitation materials will be furnished to brokerage firms, fiduciaries, and other custodians who hold our Common Stock of record for beneficial owners for forwarding to such beneficial owners. We may also reimburse persons representing beneficial owners of our Common Stock for their reasonable expenses incurred in forwarding such materials.

Stockholders who authorize their proxies through the internet should be aware that they may incur costs to access the internet, such as usage charges from telephone companies or internet service providers and these costs must be borne by the stockholder.

Inspector of Election. Broadridge has been engaged as our independent inspector of election to tabulate stockholder votes for the Annual Meeting.

Stockholder List. Upland's list of stockholders as of the Record Date will be available for inspection for 10 days prior to the Annual Meeting. If you want to inspect the stockholder list, please call our Investor Relations department at (512) 960-1031 to schedule an appointment.

2027 Stockholder Proposals or Nominations. Pursuant to Rule 14a-8 under the Exchange Act, some stockholder proposals may be eligible for inclusion in our 2027 Proxy Statement. These stockholder proposals must be submitted, along with proof of ownership of our stock in accordance with Rule 14a-8(b)(2), to our principal executive offices in care of our Corporate Secretary by one of the means discussed below in the section entitled "Communicating with Us." Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received. We must receive all submissions no later than the close of business (5:00 p.m. Central Standard Time) on December 21, 2026. Any submissions received after this time and date will be considered untimely.

We strongly encourage any stockholder interested in submitting a proposal to contact our Corporate Secretary in advance of this deadline to discuss the proposal, and stockholders may want to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. Submitting a stockholder proposal does not guarantee that we will include it in our Proxy Statement. Our Nominating and Governance Committee reviews all stockholder proposals and makes recommendations to the Board for action on such proposals. For information on recommending individuals for consideration as nominees, see the section of this Proxy Statement entitled "Directors and Corporate Governance—Director Nomination Procedures."

In addition, under our Bylaws, any stockholder intending to nominate a candidate for election to the Board or to propose any business at our 2027 Annual Meeting must give notice to our Corporate Secretary between February 4, 2027 and March 6, 2027, unless the notice also is made pursuant to Rule 14a-8. The notice must include information specified in our Bylaws, including information concerning the nominee or proposal, as the case may be, and information about the stockholder's ownership of and agreements related to our stock. If the 2027 Annual Meeting is held more than 30 days prior to or 60 days after the one-year anniversary of the 2026 Annual Meeting, then the stockholder notice must be received by our Corporate Secretary not earlier than the close of business on the 120th day prior to the 2027 Annual Meeting date and not later than the close of business on the later of (i) the 90th day prior to the 2027 Annual Meeting date or (ii) the tenth day following the day on which public announcement of the 2026 Annual Meeting date is first made. We will not entertain any proposals or nominations at the annual meeting that do not meet the requirements set forth in our Bylaws. If the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such stockholder proposal or nomination. The Bylaws were filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 4, 2020, and as amended and filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 28, 2025. To make a submission or to request a copy of our Bylaws, stockholders should contact our Corporate Secretary. We strongly encourage stockholders to seek advice from knowledgeable counsel before submitting a proposal or a nomination.

Communicating with Us. Visit our main Internet site at http://www.uplandsoftware.com for information on our products and services, marketing programs, worldwide locations, customer support, and job listings. Our Investor Relations site at http://investor.uplandsoftware.com contains stock information, earnings and conference call replays, our annual report, corporate governance and historical financial information, and links to our SEC filings. We do not incorporate the information contained on, or accessible through, our corporate websites into this Proxy Statement.

If you would like to contact us, call our Investor Relations department at (512) 960-1031, or send correspondence to Upland Software, Inc., Attn: Investor Relations, 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas 78746.

If you would like to communicate with our Board, see the procedures described in the section of this Proxy Statement entitled "Directors and Corporate Governance—Communications with the Board of Directors." You can also contact our Corporate Secretary at Upland Software, Inc., Attn: Corporate Secretary, 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas 78746, to communicate with the Board, suggest a director candidate, make a stockholder proposal, provide notice of an intention to nominate candidates or introduce business at the Annual Meeting, or revoke a prior proxy instruction.

We know of no other matters to be submitted to the stockholders at the Annual Meeting. If any other matters properly come before the stockholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby in accordance with their best judgment.

STOCKHOLDERS SHARING THE SAME LAST NAME AND ADDRESS

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Upland stock but who share the same address, we have adopted a procedure approved by the SEC called "householding." Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of our proxy materials, including the Notice of Internet Availability of proxy material, until such time as one or more of these stockholders notifies us that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you receive a single set of proxy materials as a result of householding and you would like to have separate copies of our Annual Report or Proxy Statement mailed to you, please submit a request to our Corporate Secretary, Upland Software, Inc., 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas 78746, or call our Investor Relations Department at (512) 960-1031, and we will promptly send you what you have requested. You can also contact our Investor Relations department at the phone number above if you received multiple copies of the Annual Meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

Whether or not you plan to attend the Annual Meeting, we urge you to submit your signed proxy promptly.

By Order of the Board of Directors

John T. McDonald
Chief Executive Officer, President, and Chair

Austin, Texas
April 20, 2026

APPENDIX A

CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF UPLAND SOFTWARE, INC.

Upland Software, Inc. (the "***Corporation***"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), DOES HEREBY CERTIFY:

First: The name of the corporation is Upland Software, Inc.

Second: The corporation was originally incorporated under the name of Silverback Acquisition Corporation, and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on July 7, 2010.

Third: The date on which the Amended and Restated Certificate of Incorporation (the "***Restated Certificate of Incorporation***") of the Corporation was originally filed with the Secretary of State of the State of Delaware is November 12, 2014, under the name of Upland Software, Inc.

Fourth: That Article IV of the Amended and Restated Certificate of Incorporation (the "***Certificate of Incorporation***"), is hereby amended by inserting the following after the first three paragraphs of Article IV:

Effective upon this Certificate of Amendment to the Amended and Restated Certificate of Incorporation becoming effective pursuant to the Delaware General Corporation Law (the "**Effective Time**"), the shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the "**pre-Reverse Split Common Stock**") shall be reclassified into a different number of shares of Common Stock (the "**post-Reverse Split Common Stock**") such that each _____ shares of pre-Reverse Split Common Stock shall, at the Effective Time, be automatically reclassified into one share of post-Reverse Split Common Stock (such reclassification and combination of shares, the "**Reverse Split**"). The par value of the Common Stock following the Reverse Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Split and, in lieu thereof, upon receipt after the Effective Time by the exchange agent selected by the Corporation of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of the stock certificate(s) formerly representing shares of pre-Reverse Split Common Stock, any stockholder who would otherwise be entitled to a fractional share of post-Reverse Split Common Stock as a result of the Reverse Split, following the Effective Time (after taking into account all fractional shares of post-Reverse Split Common Stock otherwise issuable to such stockholder), shall be entitled to receive a cash payment (without interest) equal to the fractional share of post-Reverse Split Common Stock to which such stockholder would otherwise be entitled multiplied by the average of the closing sales price of a share of the Corporation's Common Stock (as adjusted to give effect to the Reverse Split) on The Nasdaq Global Market during regular trading hours for the five (5) consecutive trading days immediately preceding the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware. Each stock certificate that, immediately prior to the Effective Time, represented shares of pre-Reverse Split Common Stock shall, from and after the Effective Time, automatically and without any action on the part of the Corporation or the respective holders thereof, represent that number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined (as well as the right to receive cash in lieu of any fractional shares of post-Reverse Split Common Stock as set forth above). Each holder of record of a certificate that represented shares of pre-Reverse Split Common Stock shall be entitled to receive, upon surrender of such certificate, a new certificate representing the number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate shall have been combined pursuant to the Reverse Split, as well as any cash in lieu of fractional shares of post-Reverse Split Common Stock to which such holder may be entitled as set forth above, provided that the Corporation may request such stockholder to exchange such stockholder's certificate or certificates that represented shares of pre-Reverse Split Common Stock for shares held in book-entry form through the Depository Trust Company's Direct Registration System representing the appropriate number of whole shares of post-Reverse Split Common Stock into which the shares of pre-Reverse Split Common Stock represented by such certificate or certificates shall have been combined. The Reverse Split shall be effected on a record holder-record holder basis, such that any fractional shares of post-Reverse Split Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.

Fifth: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Sixth: That this Certificate of Amendment to the Restated Certificate of Incorporation shall be effective as of 5:01 p.m. New York City time on this _____ day of _____, 2026.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer this _____ day of _____, 2026.

UPLAND SOFTWARE, INC.

By: _____

Name: _____

Title: _____

APPENDIX B

UPLAND SOFTWARE, INC.

2024 OMNIBUS INCENTIVE PLAN

1. <u>Purposes of the Plan</u>. The purposes of the Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company.

2. <u>Definitions</u>. The following definitions shall apply as used herein and in the individual Award Agreements, except as defined otherwise in an individual Award Agreement. If a term is separately defined in an individual Award Agreement, such definition shall supersede the definition contained in this Section 2.

    a. "**Applicable Laws**" means the requirements applicable to the Plan and Awards under (i) any U.S. or non-U.S. federal, state or local law, statute, ordinance, rule, regulation or published administrative guidance or position, (ii) the rules of any stock exchange or national market system and (iii) generally accepted accounting principles or international financial reporting standards.

    b. "**Award**" means an Option, SAR, Dividend Equivalent Right, Restricted Stock, Restricted Stock Unit or Other Award.

    c. "**Award Agreement**" means the written agreement or other instrument evidencing the grant of an Award, including any amendments thereto.

    d. "**Beneficial Ownership**" has the meaning defined in Rule 13d-3 under the Exchange Act.

    e. "**Board**" means the Board of Directors of the Company.

    f. "**Cause**" means, with respect to the termination by the Company or a Related Entity of a Grantee's Continuous Service, that such termination is for "Cause" as such term (or word of like import) is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or, in the absence of such then-effective written agreement and definition, is based on, in the determination of the Board, the Grantee's:

        i. failure to perform duties (other than as a result of death or Disability) as are reasonably requested by the Company, provided such requested duties are not inconsistent with the duties of the Grantee's job position, after written notice and a 10-day opportunity to cure (if curable);

        ii. willful misconduct, gross negligence or reckless disregard of the Grantee's duties or of the interest or property of the Company or any Related Entity;

        iii. intentional disclosure to an unauthorized person of confidential information or trade secrets of the Company or a Related Entity;

        iv. act of fraud against, misappropriation from, or dishonesty to either the Company or a Related Entity or any other party or engaging in conduct that has, or could reasonably be expected to have, an adverse impact on the reputation or business of the Company or any Related Entity, or that results in his improper gain or personal enrichment to the detriment of the Company or any Related Entity;

        v. commission of a felony or a lesser crime involving dishonesty, fraud, theft, wrongful taking of property, embezzlement, bribery, forgery, extortion; or other crime involving moral turpitude; or

        vi. illegal drug use, abuse of controlled substances, or habitual insobriety.

    g. "**Change in Control**" means the occurrence of any of the following events:

        i. the acquisition by any Person of Beneficial Ownership of securities possessing more than 50% of the total combined voting power of the Company's then outstanding securities; provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition by the Company; (2) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Entity; or (3) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (ii) below;

        ii. consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (each, a "**Corporate Transaction**"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities that had Beneficial Ownership of the Company's outstanding securities immediately prior to such Corporate Transaction have Beneficial Ownership, directly or indirectly, of more than 50% of the value of the then outstanding equity securities and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the corporation or other entity resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Company's then outstanding equity securities and the combined voting power of the then outstanding voting securities, (B) no Person (excluding any employee benefit plan or related trust of the Company, a Related Entity or a corporation or other entity resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 50% or more of, respectively, the then outstanding shares of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation, except to the extent that such ownership of the Company existed prior to the Corporate Transaction and (C) at least a majority of the members of the board of directors of the corporation (or other governing board of a non-corporate entity) resulting from such Corporate Transaction were members of the Incumbent Board (as defined in subsection (iii)) at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

iii. individuals who, as of the date the Plan was adopted, constitute the Board (the "**Incumbent Board**") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director after the date the Plan was adopted whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least 2/3 of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board.

With respect to Awards that are "deferred compensation" under Section 409A of the Code, to the extent necessary to avoid incurring adverse tax consequences under Section 409A of the Code with respect to such Awards, each of the foregoing events shall only be deemed to be a Change in Control for purposes of the Plan to the extent such event qualifies as a "change in control event" for purposes of Section 409A of the Code. For purposes of subsection (ii) above, "all or substantially all of the assets of the Company" means assets of the Company and each Related Entity that, in the aggregate, have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company and each Related Entity, in the aggregate, immediately prior to the acquisition or acquisitions, and gross fair market value means the value of the assets determined without regard to any liabilities associated with such assets. For clarity, a transaction will not constitute a Change in Control if: (i) its sole purpose is to change the state of the Company's incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

h. "**Code**" means the Internal Revenue Code of 1986.

i. "**Committee**" means the Compensation Committee of the Board or any other committee composed of members of the Board that is appointed by the Board or the Compensation Committee of the Board to administer the Plan and constituted in accordance with Applicable Laws. Once appointed, the Committee shall continue to serve in its designated capacity until otherwise directed by the Board or the Committee.

j. "**Company**" means Upland Software, Inc., or any successor entity that adopts the Plan in connection with a Corporate Transaction.

k. "**Consultant**" means any natural person and other permitted recipients under the Applicable Laws (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

l. "**Continuous Service**" means that the provision of services to the Company and any Related Entities in any capacity as an Employee, Director or Consultant is not interrupted or terminated. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company or any Related Entity in any capacity as an Employee, Director or Consultant or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity as an Employee, Director or Consultant (in each case, except as otherwise provided in the Award Agreement). Notwithstanding the foregoing, except as otherwise determined by the Committee, in the event of any spin-off of a Related Entity, service as an Employee, Director or Consultant for such Related Entity following such spin-off shall be deemed to be Continuous Service for purposes of the Plan and any Award. An approved leave of absence shall include sick leave, military leave or any other authorized personal leave. For purposes of an Incentive Stock Option, if such leave exceeds three months, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then employment will be deemed terminated on the first day immediately following such three-month period and the Incentive Stock Option shall be treated as a Non-Qualified Stock Option on the date that is three months and one day following such deemed termination of employment.

m. "**Director**" means a member of the Board or the board of directors or board of managers of any Related Entity.

n. "**Disability**" means such term (or word of like import) as defined under the long-term disability policy of the Company or the Related Entity to which a Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides services does not have a long-term disability policy in place, "Disability" means that the Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than 90 consecutive days. A Grantee will not be considered to have incurred a Disability unless the Grantee furnishes proof of such impairment sufficient to satisfy the Committee in its discretion.

o. "**Dividend Equivalent Right**" means a right granted under the Plan entitling the Grantee to compensation measured by dividends paid to stockholders with respect to Shares.

p. "**Effective Date**" has the meaning set forth in Section 13.

q. "**Employee**" means any employee of the Company or any Related Entity.

r. "**Exchange Act**" means the Securities Exchange Act of 1934.

s. "**Fair Market Value**" means, as of any date, the value of a Share determined as follows:

    i. if the Shares are listed on one or more established stock exchanges or national market systems, the closing sales price for a Share (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported);

    ii. if the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, the closing sales price for a Share as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for a Share on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported); or

    iii. in the absence of an established market for the Shares of the type described in (i) and (ii) above, the Fair Market Value shall be determined by the Committee in good faith and in a manner consistent with Applicable Laws.

t. "**Good Reason**" means, with respect to the termination by a Grantee of the Grantee's Continuous Service, that such termination is for "Good Reason" as such term (or word of like import) is expressly defined in a then-effective written agreement between the Grantee and the Company or a Related Entity, or in the absence of such then-effective written agreement and definition, means the occurrence of any of the following events or conditions unless consented to by the Grantee: (i) a change in the Grantee's authority, responsibilities or duties that represents a material and substantial diminution in the Grantee's authority, responsibilities or duties; (ii) a material reduction in the Grantee's base salary, provided, however, that an across-the-board reduction in the salary level of substantially all other individuals in positions similar to the Grantee's by approximately the same percentage amount shall not constitute such a salary reduction; or (iii) a change of more than 50 miles to the Grantee's primary place of employment that represents a material increase in the Grantee's commuting distance. Any such event or condition shall not constitute Good Reason unless (A) the Grantee provides the Company with written notice thereof no later than 90 days following the initial occurrence of such event or condition, (B) the Company fails to remedy such event or condition within 30 days after receipt of such notice and (C) the Grantee actually terminates his or her Continuous Service within 30 days after the expiration of such remedial period.

u. "**Grantee**" means an Employee, Director or Consultant who receives an Award under the Plan (and any permitted transferee of an Award or Shares).

v. "**Incentive Stock Option**" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

w. "**Non-Qualified Stock Option**" means an Option that is not intended to, or that does not, qualify as an incentive stock option within the meaning of Section 422 of the Code.

x. "**Officer**" means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act.

y. "**Option**" means an option to purchase Shares granted under the Plan.

z. "**Other Award**" means an entitlement to Shares or cash (other than an Option, SAR, Restricted Stock or Restricted Stock Unit) granted under the Plan that may or may not be subject to restrictions upon issuance, as established by the Committee.

aa. "**Parent**" means a "parent corporation," whether now or hereafter existing, of the Company, as defined in Section 424(e) of the Code.

ab. "**Person**" means any natural person, entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act).

ac. "**Plan**" means this Upland Software, Inc. 2024 Omnibus Incentive Plan, as may be amended, modified or restated from time to time.

ad. "**Prior Plan**" means the Upland Software, Inc. 2014 Equity Incentive Plan.

ae. "**Post-Termination Exercise Period**" means, with respect to an Option or SAR, the period commencing on the Termination Date and ending on the date specified in the Award Agreement during which the vested portion of the Option or SAR may be exercised.

af. "**Related Entity**" means any (i) Parent or Subsidiary or (ii) other entity controlling, controlled by or under common control with the Company.

ag. "**Restricted Stock**" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to specified restrictions on transfer, forfeiture provisions and other specified terms and conditions.

ah. "**Restricted Stock Unit**" means a right granted under the Plan entitling the Grantee to receive the value of one Share in cash, Shares or a combination thereof.

ai. "**SAR**" means a stock appreciation right granted under the Plan entitling the Grantee to Shares or cash or a combination thereof, as measured by appreciation in the value of a Share.

aj. "**Section 409A**" means Section 409A of the Code.

ak. "**Securities Act**" means the Securities Act of 1933.

al. "**Share**" means a share of the common stock of the Company.

am. "**Subsidiary**" means any corporation in which the Company owns, directly or indirectly, at least 50% of the total combined voting power of all classes of stock, or any other entity (including partnerships and joint ventures) in which the Company owns, directly or indirectly, at least 50% of the combined equity thereof; provided, however, that for purposes of determining whether any individual may be a Grantee for purposes of any grant of an Incentive Stock Option, "Subsidiary" shall have the meaning ascribed to such term in Section 424(f) of the Code.

an. "**Termination Date**" means the date of termination of a Grantee's Continuous Service, subject to Section 7(c)(ii).

3. Stock Subject to the Plan.

a. Subject to Sections 3(b) and 10, the maximum number of Shares that may be issued pursuant to all Awards (including Incentive Stock Options) is equal to the sum of (i) 3,200,000 Shares, plus (ii) any Shares that, as of the Effective Date, have been reserved but not issued pursuant to any awards granted under the Prior Plan and are not subject to any awards granted thereunder, plus (iii) any Shares subject to awards granted under the Prior Plan that, after the Effective Date, are forfeited, canceled or expire (whether voluntarily or involuntarily) without the issuance of Shares. The Shares to be issued pursuant to the Awards may be authorized, but unissued, or reacquired Shares.

b.   Any Shares covered by an Award (or portion of an Award) that (i) is forfeited, is canceled or expires (whether voluntarily or involuntarily) without the issuance of Shares or (ii) is granted in settlement or assumption of, or in substitution for, an outstanding award pursuant to Section 6(d), shall be deemed not to have been issued for purposes of determining the maximum number of Shares that may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited, such Shares shall become available for future issuance under the Plan. The following Shares may not again be made available for issuance as Awards under the Plan: (i) Shares covered by an Award that are surrendered or withheld in payment of the Award's exercise or purchase price (including pursuant to the "net exercise" of an Option pursuant to Section 7(b)(vi)), or in satisfaction of tax withholding obligations with respect to an Award, and (ii) shares of Common Stock repurchased on the open market with the proceeds of any Option exercise price. If a SAR payable in Shares is exercised, such exercise shall reduce the maximum aggregate number of Shares which may be issued under the Plan by the gross number of Shares subject the SAR (or, if less than the entire SAR is exercised, by the gross number of Shares subject to the portion of the SAR that is exercised).

4.   Administration of the Plan.

a.   Plan Administration. Unless determined otherwise by the Board, the Plan shall be administered by the Committee; provided, that with respect to Awards granted to Employees or Consultants who are neither Directors nor Officers, to the extent permitted by Applicable Law, the Board or the Committee may also authorize one or more Officers or Employees to administer the Plan and to grant such Awards, subject to such limitations and conditions as the Board or Committee deems appropriate, and to the extent such administrative authority has been so delegated, references in the Plan and Award Agreements to the "Committee" shall be deemed to be references to the Officers or Employees to whom such authority has been delegated.

b.   Powers of the Committee. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Committee hereunder), and except as otherwise provided by the Board, the Committee shall have the authority, in its discretion:

i.   to select the Employees, Directors and Consultants to whom Awards may be granted;

ii.   to determine whether, when and to what extent Awards are granted;

iii.   to determine the number of Shares or the amount of cash or other consideration to be covered by each Award;

iv.   to approve forms of Award Agreements;

v.   to determine the terms and conditions of any Award, including the vesting schedule, forfeiture provisions, payment contingencies, purchase price and any performance goals, and whether to waive or accelerate any such terms and conditions;

vi.   to grant Awards to Employees, Directors and Consultants residing outside the U.S. or to otherwise adopt or administer such procedures or sub-plans on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to further the purposes of the Plan or comply with Applicable Laws;

vii.   to amend the terms of any outstanding Award, subject to Section 14(c);

viii.   to determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the Grantee or of the Committee;

ix.   to establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees;

x.   to construe and interpret the terms of the Plan and Awards, including any Award Agreement;

xi.   to approve corrections in the documentation or administration of any Award; and

xii.   to take such other action, not inconsistent with the terms of the Plan, as the Committee deems appropriate.

The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee. Any decision or interpretation made, or action taken, by the Committee in connection with the administration of the Plan shall be final, conclusive and binding on all Grantees.

a. No Repricings. Notwithstanding anything in the Plan to the contrary, except as provided in Sections 10 and 11, the following actions shall not be taken without the requisite prior affirmative approval of the Company's stockholders: (i) reduce the exercise price or base amount, as applicable, of any Options or SARs, (ii) cancel, surrender, replace or otherwise exchange any outstanding Option or SAR where the Fair Market Value of the Shares underlying such Option or SAR is less than its exercise price or base amount, as applicable, of such Option or SAR for a new Option or SAR, another Award, cash, Shares or other securities or (iii) take any other action that is considered a "repricing" for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Shares are listed or quoted.

b. Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees, members of the Board and any Officers or Employees to whom authority to act for the Board, the Committee or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by Applicable Laws on an after-tax basis against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such individual is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within 30 days after the institution of such claim, investigation, action, suit or proceeding, such individual shall offer to the Company, in writing, the opportunity at the Company's expense to defend the same.

5. Eligibility. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Incentive Stock Options may be granted only to Employees of the Company or a Parent or Subsidiary. Notwithstanding the foregoing, any Option or SAR intended to qualify as an exempt "stock right" under Section 409A may only be granted with respect to "service recipient stock" (as defined in Section 409A).

6. Terms and Conditions of Awards.

a. Types of Awards. The Committee may award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR or a similar right with a fixed or variable price related to the Fair Market Value of the Shares. Such awards may include Options, SARs, Restricted Stock, Restricted Stock Units, Other Awards or Dividend Equivalent Rights, and an Award may consist of one such security or benefit, or two or more of them in any combination. Vesting, payment, settlement and other entitlements with respect to an Award may be conditioned upon such items or events as the Committee may determine, including the passage of time, Continuous Service, the occurrence of one or more events or the satisfaction of one or more performance goals selected by the Committee, either individually, alternatively or in any combination, applied to the Company as a whole or to a business unit, group, division and/or Subsidiary, and measured over an annual or other period, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group or index, in each case as specified by the Committee. Such performance goals may include (by way of example and not as an exhaustive list): cash flow, earnings measures (including earnings per share and earnings before interest, taxes and/or amortization and/or depreciation), stock price, return on equity, total stockholder return, return on capital, return on assets or net assets, revenue (including revenue from direct labor, subcontractors or any other category), income or net income, operating income or net operating income, operating profit or net operating profit, operating margin or profit margin, return on operating revenue, market share, contract win, renewal or extension, days sales outstanding, contract bookings, cost control, cash management, debt reduction, customer satisfaction, delivery schedule, cycle-time improvement, productivity, quality, workforce diversity, comparisons to budget items, implementation or completion of specified projects or processes, employee turnover, forecast accuracy of any performance criteria, staff hiring, and/or completion of mergers or acquisitions. Performance Goals need not be measured in accordance with generally accepted accounting principles and may include such adjustments as may be determined by the Committee. Additionally, the Committee may adjust Performance Goals or evaluation of performance with respect to Performance Goals to take into account unusual or unanticipated occurrences or events, including asset write-downs, litigation, claims, judgments, settlements, currency fluctuations and other non-cash charges, changes in applicable law, rule or regulation or accounting principles, accruals for reorganization and restructuring programs, costs incurred in the pursuit of acquisition opportunities, strikes, delays or similar disruptions, macroeconomic conditions, terrorism and other international hostilities, significant regional weather events asset write-downs, litigation or claim judgments or settlements, or any other significant unusual or infrequently occurring items or events.

b. Dividends and Dividend Equivalent Rights. Dividends may be granted in connection with Restricted Stock, and Dividend Equivalent Rights may be granted in connection with Awards other than Options, SARs and Restricted Stock; provided, that dividends and Dividend Equivalents will only be paid with respect to Restricted Stock and Awards other than Options and SARs if and to the extent the Award (or portion of the Award to which the Dividend or Dividend Equivalent relates) vests.

c. Designation of Options. Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Non-Qualified Stock Option. Any Option designated as an Incentive Stock Option shall comply with the requirements of Section 422 of the Code, including the requirement that Incentive Stock Options may only be granted to individuals who are employed by the Company. Notwithstanding any designation as an Incentive Stock Option, to the extent the aggregate Fair Market Value of Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Grantee during any calendar year (under this Plan or any other stock plan maintained by the Company or any of its affiliates) exceeds $100,000, such excess Options shall be treated as Non-Qualified Stock Options. If the Code is amended after the date the Plan becomes effective to provide for a different limit on the Fair Market Value of Shares permitted to be subject to Incentive Stock Options, then such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

d. Acquisitions and Other Transactions. The Committee may issue Awards in settlement or assumption of, or in substitution for, outstanding awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction. Any Shares issuable pursuant to such Awards shall not reduce the Share limit set forth in Section 3(a). Additionally, available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect such acquisition) may be used for Awards under the Plan and shall not reduce the Share limit set forth in Section 3(a), except as required by the rules of any applicable stock exchange.

e. Term of Award. The term of each Award, if any, shall be the term stated in the Award Agreement; provided, however, that the term of an Award shall be no more than 10 years from the grant date. In the case of an Incentive Stock Option granted to a Grantee who, on the grant date, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary, the term of the Incentive Stock Option shall be no more than five years from the grant date. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

f. Transferability of Awards. Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Awards other than Incentive Stock Options shall be transferable (i) by will or by the laws of descent and distribution, (ii) during the lifetime of the Grantee, to the extent and in the manner authorized by the Committee, but only to the extent such transfers are made in accordance with Applicable Laws to family members, to family trusts, to family controlled entities, to charitable organizations, and pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the Grantee and (iii) as otherwise expressly permitted by the Committee and in accordance with Applicable Laws.

g. Grant Date of Awards. The grant date of an Award shall, for all purposes, be the date on which the Committee makes the determination to grant such Award, or such later date as determined by the Committee.

7. Exercise Price, Base Amount or Purchase Price, Consideration and Taxes.

a. Exercise Price, Base Amount or Purchase Price. The exercise price, base amount or purchase price, if any, for an Award shall be as follows:

i. In the case of an Incentive Stock Option:

1. granted to an Employee who, on the grant date, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or

> Subsidiary, the per Share exercise price shall not be less than 110% of the Fair Market Value on the grant date; or

    2.   granted to any Employee other than an Employee described in the preceding clause (A), the per Share exercise price shall not be less than 100% of the Fair Market Value on the grant date.

    ii.   The per Share exercise price of an Option and the base amount of a SAR shall be such price as determined by the Committee in accordance with Applicable Laws; provided, that, other than an Option or SAR issued pursuant to Section 6(d) or adjusted pursuant to Section 10, the per Share exercise price of an Option and the base amount of a SAR shall not be less than the Fair Market Value on the grant date.

    b.   <u>Consideration</u>. In addition to any other types of consideration the Committee may determine, the Committee is authorized to accept as consideration for Shares issued under the Plan, and subject to Applicable Laws, the following:

    i.   cash;

    ii.   check;

    iii.   wire transfer;

    iv.   surrender of Shares, or delivery of a properly executed form of attestation of ownership of Shares as the Committee may require, that have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise or purchase price of the Award;

    v.   with respect to Options, payment through a broker-assisted cashless exercise program;

    vi.   with respect to Options, payment through a "net exercise" procedure established by the Company such that, without the payment of any funds, the Grantee may exercise the Option and receive the net number of Shares equal to (A) the number of Shares as to which the Option is being exercised, multiplied by (B) a fraction, the numerator of which is the Fair Market Value on the exercise date less the exercise price per Share, and the denominator of which is such Fair Market Value (with the number of net Shares to be received rounded down to the nearest whole number of Shares); or

    vii.   any combination of the foregoing methods of payment.

The Committee may grant Awards that do not permit all of the foregoing forms of consideration to be used in payment for the Shares or that otherwise restrict one or more forms of consideration.

    a.   <u>Taxes</u>.

    i.   A Grantee shall, no later than the date as of which taxes are required by Applicable Laws to be withheld with respect to an Award, pay to the Company or a Related Entity, or make arrangements satisfactory to the Committee regarding payment of, such withholding taxes. The obligations of the Company under the Plan shall be conditional on the making of such payment or arrangements, and the Company shall, to the extent permitted by Applicable Laws, have the right to deduct any such taxes from any payment of any kind otherwise due to the Grantee. The Committee may require or may permit a Grantee to elect that the withholding requirement be satisfied in whole or in part, by having the Company withhold or by tendering to the Company, Shares having a Fair Market Value equal to the minimum statutory withholding with respect to an Award or such other amount that will not cause adverse accounting consequences for the Company and is permitted under Applicable Laws. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by Applicable Laws, to satisfy its withholding obligation with respect to an Award.

    ii.   The Plan and Awards (and payments and benefits thereunder) are intended to be exempt from, or to comply with, Section 409A, and, accordingly, to the maximum extent permitted, the Plan, Award Agreements and other agreements or arrangements relating to Awards shall be interpreted accordingly. Notwithstanding anything to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A, (A) a Grantee shall not be considered to have terminated Continuous Service and no payment or benefit shall be due to the Grantee under the Plan or an Award until the Grantee would be considered to have incurred a "separation from service" from the Company and the Related Entities within the meaning of Section 409A and (B) if the Grantee is a "specified employee" (as defined in Section 409A), amounts that would otherwise be payable and benefits that would otherwise be provided under the Plan or an Award during the six-month period immediately following the Grantee's separation from service shall instead be paid or provided on the first business day after the date that is six months following the Grantee's separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under the Plan or an Award shall be construed as a separate identified payment for purposes of Section 409A. The Company makes no representation that any or all of the payments or benefits provided under the Plan or an Award will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment or benefit. The Grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A, and the Company, the Related Entities and their respective employees, officers, directors, agents and representatives (including legal counsel) will not have any liability to any Grantee with respect to any taxes, penalties, interest or other costs or expenses the Grantee or any related party may incur with respect to or as a result of Section 409A or for damages for failing to comply with Section 409A.

8. Exercise of Options and SARs.

    a. Procedure for Exercise.

        i. An Option or SAR shall be exercisable at such times and under such conditions as determined by the Committee under the terms of the Plan and specified in the Award Agreement.

        ii. An Option or SAR shall be deemed exercised when written notice of such exercise has been given to the Company (or a broker pursuant to Section 7(b)(v)) in accordance with the terms of the Award by the Grantee and, if applicable, full payment for the Shares with respect to which the Option or SAR is exercised has been made (together with applicable tax withholding).

    b. Exercise Following Termination of Continuous Service. If a Grantee's Continuous Service terminates, all or any portion of the Grantee's Options or SARs that were vested at the Termination Date (including any portion thereof that vested as a result of such termination) may be exercised during the applicable Post-Termination Exercise Period. Except as otherwise determined by the Committee or as set forth in the Grantee's Award Agreement, if the Grantee's Options or SARs are unvested on the Termination Date (and do not vest as a result of such termination), or if the vested portion of the Grantee's Options or SARs is not exercised within the applicable Post-Termination Exercise Period, the Options and SARs shall terminate.

        i. Termination for Cause. Except as otherwise determined by the Committee or set forth in the Grantee's Award Agreement, upon the termination of the Grantee's Continuous Service for Cause, the Grantee's right to exercise an Option or SAR (whether vested or unvested) shall terminate concurrently with the termination of the Grantee's Continuous Service.

        ii. Change in Status. If a Grantee's status changes from Employee to Consultant or non-Employee Director, the Employee's Incentive Stock Option shall automatically become a Non-Qualified Stock Option on the day that is three months and one day following such change of status.

        iii. Termination Due to Disability. If a Grantee's Continuous Service terminates as a result of Disability, if such Disability is not a "permanent and total disability" as such term is defined in Section 22(e)(3) of the Code, in the case of an Incentive Stock Option, such Incentive Stock Option shall automatically become a Non-Qualified Stock Option on the day that is three months and one day following such termination.

    c. Extension If Exercise Prevented by Applicable Laws. Notwithstanding the foregoing, if the exercise of an Option or SAR during the applicable Post-Termination Exercise Period is prevented by the provisions of Section 9, the Option or SAR shall remain exercisable until the 30th day (or such later date as determined by the Committee) after the date the Grantee is notified by the Company that the Option or SAR is exercisable, but in no event later than the expiration date of the term of such Option or SAR specified in the Award Agreement and only in a manner and to the extent permitted under Section 409A.

9. Conditions upon Issuance of Shares. If the Committee determines that the delivery of Shares with respect to an Award is or may be unlawful under Applicable Laws, the vesting or right to exercise an Award or to otherwise receive Shares with respect to an Award shall be suspended until the Committee determines that such delivery is lawful. An Incentive Stock Option may not be exercised until the Plan has been approved by the stockholders of the Company. The Company shall have no obligation to effect any registration or qualification of the Shares under Applicable Laws. A Grantee's right to exercise an Award may be suspended for a limited period of time if the Committee determines that such suspension is administratively necessary or desirable. In no event shall the Company issue fractional Shares.

10. <u>Adjustments upon Changes in Capitalization</u>. Subject to any required action by the stockholders of the Company, Applicable Laws and Section 11, (a) the number and kind of Shares or other securities or property covered by each outstanding Award, (b) the number and kind of Shares that have been authorized for issuance under the Plan, (c) the exercise price, base amount or purchase price of each outstanding Award and (d) any other terms that the Committee determines require adjustment, shall be proportionately adjusted for: (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the Shares, or similar transaction affecting the Shares, or other corporate transaction or event that would be considered an "equity restructuring" within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation, as amended or any successor accounting standard; (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; or (iii) any other transaction with respect to the Shares, including any distribution of cash, securities or other property to stockholders (other than a normal cash dividend), a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete), a "corporate transaction" as defined in Section 424 of the Code or any similar transaction; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Any such adjustments to outstanding Awards shall be effected in a manner that is intended to preclude the enlargement or diminution of rights and benefits under such Awards. Except as the Committee determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11. <u>Change in Control</u>. Upon a merger, consolidation or other reorganization in which the Company does not survive or a Change in Control, all outstanding Awards shall be treated in the manner described in the definitive transaction agreement to which the Company is a party (or, if there is no such agreement, in the manner determined by the Committee), which agreement or determination need not treat all Awards in an identical manner. The treatment specified in the definitive transaction agreement or as determined by the Committee may include one or more of the following with respect to each outstanding Award:

    i.   the cancellation of unvested Awards;

    ii.   the acceleration of vesting of Awards;

    iii.   the assumption or substitution of Awards with appropriate adjustments as to the number and kind of Shares or other securities or property and applicable exercise price, base amount or purchase price;

    iv.   the cancellation of vested Awards, together with a payment to the Grantees holding such vested Awards so canceled of an amount based upon the consideration being paid per Share in connection with such transaction or Change in Control in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Grantee to receive property, cash or securities (or a combination thereof) as the Grantee would have been entitled to receive upon such transaction or Change in Control, if the Grantee had been, immediately prior to such transaction or Change in Control, the holder of the number of Shares covered by the Award at such time, less any applicable exercise price or base amount; provided, however, that holders of vested Options and vested SARs shall be entitled to such consideration only if the per-Share consideration exceeds the applicable exercise price or base amount, and to the extent that the per-Share consideration is less than or equal to the applicable exercise price or base amount, such vested Options and vested SARs shall be cancelled for no consideration; or

    v.   the replacement of Awards with a cash incentive program that preserves the value of the Awards so replaced.

12. <u>Non-Employee Director Limit</u>. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value of Awards (determined in accordance U.S. generally accepted accounting principles) that may be granted during any calendar year to any Director who is not an Employee, when combined with cash compensation paid by the Company to such Director with respect to the same calendar year (whether or not such cash compensation is deferred), shall not exceed $750,000; provided, that the limit set forth in this sentence shall be $1,000,000 in the calendar year in which a Director who is not an Employee commences service on the Board. This limit will not be increased except with stockholder approval.

13. <u>Effective Date and Term of Plan</u>. The Plan shall become effective on June 5, 2024, the date it was first approved by the stockholders of the Company (the "**Effective Date**"). The Plan shall continue in effect for a term of 10 years from the earlier of its adoption by the Board or its approval by the stockholders of the Company, unless sooner terminated pursuant to Section 14(a).

14. <u>Amendment, Suspension or Termination of the Plan or Awards.</u>

a. The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by Applicable Laws.

a. No Award may be granted during any suspension of the Plan or after termination of the Plan.

b. No amendment, suspension or termination of the Plan or any Award shall materially adversely affect the Grantee's rights under an Award without the Grantee's written consent; provided, however, that an amendment or modification that (i) may cause an Incentive Stock Option to become a Non-Qualified Stock Option or (ii) the Committee considers, in its sole discretion, necessary or advisable to comply with, take into account or otherwise respond to Applicable Laws, shall not be treated as materially adversely affecting the Grantee's right under an outstanding Award.

15. Clawback, Repayment or Recapture Policy. Notwithstanding anything to the contrary, to the extent allowed under Applicable Laws, unless otherwise determined by the Committee, all Awards, and any related payments made under the Plan, shall be subject to the requirements of any applicable clawback, repayment or recapture policy implemented by the Company, to the extent set forth in such policy and/or in an Award Agreement or other agreement with the Grantee.

16. Limitation of Liability. The Company is under no duty to ensure that Shares may legally be delivered under the Plan, and shall have no liability in the event such delivery of Shares may not be made.

17. No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with the Grantee's right or the right of the Company or any Related Entity to terminate the Grantee's Continuous Service at any time, with or without Cause, and with or without notice.

18. No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a compensation or benefit plan, program or arrangement of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of such plans, programs or arrangements. The Plan is not a "pension plan" or "welfare plan" under the Employee Retirement Income Security Act of 1974.

19. Unfunded Obligation. A Grantee shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan or an Award shall be unfunded and unsecured obligations for all purposes, including Title I of the Employee Retirement Income Security Act of 1974. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, to create any trusts, or to establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, that the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Committee, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee's creditors in any assets of the Company or a Related Entity. A Grantee shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

20. Construction. The following rules of construction shall apply to the Plan and Award Agreements. Captions and titles are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan or Award Agreement. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the word "or" is not intended to be exclusive, unless the context clearly requires otherwise. The words "include," "includes" or "including" shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import. The words "writing" and "written" and comparable words refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Any reference to any federal, state or other statute or law shall be deemed also to refer to such statute or law as amended, and to all rules and regulations promulgated thereunder. References to "stockholders" shall be deemed to refer to "shareholders" to the extent required by Applicable Laws. References to the Company or any Related Entity shall include such entity's successors.

21. Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board, the submission of the Plan to the stockholders of the Company for approval nor any provision of the Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable.

22. Governing Law. Except as otherwise provided in an Award Agreement, the Plan, the Award Agreements and any other agreements or arrangements relating to Awards shall be interpreted and construed in accordance with the laws of Delaware, without regard to the conflicts of laws rules of such state, to the extent not preempted by federal law. If any provision of the Plan, the Award Agreements or any other agreements or arrangements relating to Awards is

64

determined to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by Applicable Laws and the other provisions shall nevertheless remain effective and shall remain enforceable.

AMENDMENT TO
UPLAND SOFTWARE, INC.
2024 OMNIBUS INCENTIVE PLAN

April 8, 2026

This Amendment (this "**Amendment**") to the Upland Software, Inc. 2024 Omnibus Incentive Plan, as amended from time to time (the "**Plan**"), is adopted by the Board of Directors of Upland Software, Inc., a Delaware corporation (the "**Company**") on the date set forth above, effective as of the date it is approved by the Company's stockholders. The Plan is hereby amended, subject to and effective as of the date of such stockholder approval, as follows:

1.   Section 3(a) of the Plan is hereby deleted and replaced in its entirety by the following:

"Subject to Sections 3(b) and 10, the maximum number of Shares that may be issued pursuant to all Awards (including Incentive Stock Options) is equal to the sum of (i) 5,200,000 Shares, plus (ii) any Shares that, as of the Effective Date, have been reserved but not issued pursuant to any awards granted under the Prior Plan and are not subject to any awards granted thereunder, plus (iii) any Shares subject to awards granted under the Prior Plan that, after the Effective Date, are forfeited, canceled or expire (whether voluntarily or involuntarily) without the issuance of Shares. The Shares to be issued pursuant to the Awards may be authorized, but unissued, or reacquired Shares."

2.   Upon receipt of approval of this Amendment by the Company's stockholders, this Amendment shall be and is hereby incorporated into and forms a part of the Plan.

3.   Except where conflicting or inconsistent with the express terms or manifest intent of this Amendment, all provisions of the Plan as in effect prior to this Amendment shall remain in full force and effect.



UPLAND SOFTWARE, INC
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS
PO BOX 1342
BRENTWOOD, NY 11717

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V91021-P47050 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

UPLAND SOFTWARE, INC.

The Board of Directors recommends you vote FOR the following:

1. Election of one Class II Director

Nominee:	**For**	**Withhold**
1a. John T. McDonald	☐	☐

The Board of Directors recommends you vote FOR the following proposals:

	For	**Against**	**Abstain**
2. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.	☐	☐	☐
3. To approve, on a non-binding advisory basis, the compensation of the Company's named executive officers.	☐	☐	☐
4. To approve the adoption of an amendment to the Company's Amended and Restated Certificate of Incorporation, to be filed not later than February 24, 2027, to effect a reverse stock split of our common stock at a ratio in the range of 1-for-5 to 1-for-30 (collectively, the "Reverse Split"), with such ratio to be determined in the discretion of the Board and publicly disclosed prior to the effectiveness of the Reverse Split.	☐	☐	☐
5. To approve an amendment to the Company's 2024 Omnibus Incentive Plan to increase the number of shares of the Company's common stock reserved for issuance thereunder from 3,200,000 shares to 5,200,000 shares.	☐	☐	☐
6. To approve an adjournment of the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are not sufficient votes in favor of Proposal 4 or Proposal 5.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

	Yes	**No**
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Combined Document is available at www.proxyvote.com.

V91022-P47050

UPLAND SOFTWARE, INC.
Annual Meeting of Stockholders
June 3, 2026 11:00 AM
This proxy is solicited by the Board of Directors

The stockholder hereby appoints Michael D. Hill, as proxy, with the power to appoint a substitute, and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Upland Software, Inc. that the stockholder is entitled to vote at the Annual Meeting of Stockholders to be held at 11:00 AM, Central Daylight Time on June 3, 2026, at 900 S. Capital of Texas Hwy, Las Cimas IV, Suite 300, Austin, Texas 78746, and at any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

68

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-36720

Upland Software, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**27-2992077**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

900 S. Capital of Texas Highway, Las Cimas IV, Suite 300

Austin, Texas 78746

(512) 960-1010

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value $0.0001 per share	UPLD	The Nasdaq Global Market
Preferred Stock Purchase Rights	-	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒		Smaller reporting company	☒
			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $47.8 million based upon the closing price of $1.95 of such common stock on the Nasdaq Global Market on June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter). Shares of common stock held as of June 30, 2025 by each director and executive officer of the registrant, as well as shares held by each holder of 10% of the common stock known to the registrant, have been excluded for purposes of the foregoing calculation. This determination of affiliate status is not a conclusive determination for other purposes.

As of March 2, 2026, 29,118,178 shares of the registrant's Common Stock were outstanding.

Documents incorporated by reference:

Certain portions, as expressly described in this Annual Report on Form 10-K, of the registrant's Proxy Statement for the 2026 Annual Meeting of the Stockholders, to be filed not later than 120 days after the end of the year covered by this Annual Report, are incorporated by reference into Part III of this Annual Report where indicated.

TABLE OF CONTENTS

PART I

Item 1.	Business	4
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	33
Item 1C.	Cybersecurity	33
Item 2.	Properties	34
Item 3.	Legal Proceedings	34
Item 4.	Mine Safety Disclosures	34

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	35
Item 6.	[Reserved]	36
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	36
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	51
Item 8.	Financial Statements and Supplementary Data	52
	Report of Independent Registered Public Accounting Firm	53
	Consolidated Financial Statements	55
	Consolidated Balance Sheets	55
	Consolidated Statements of Operations	56
	Consolidated Statements of Comprehensive Loss	57
	Consolidated Statements of Equity (Deficit)	58
	Consolidated Statements of Cash Flows	59
	Notes to the Consolidated Financial Statements	60
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	87
Item 9A.	Controls and Procedures	87
Item 9B.	Other Information	87
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	87

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	88
Item 11.	Executive Compensation	88
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	88
Item 13.	Certain Relationships and Related Transactions and Director Independence	
Item 14.	Principal Accountant Fees and Services	88

PART IV

Item 15.	Exhibits and Financial Statement Schedules	89
Item 16.	Form 10-K Summary	89
SIGNATURES		92

PART I

Special Note Regarding Forward Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements may be identified by the use of forward-looking words such as "anticipate," "believe," "may," "will," "continue," "seek," "estimate," "intend," "hope," "predict," "could," "should," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements concerning the following:

- our financial performance and our ability to achieve or sustain profitability or predict future results;

- our plans regarding future acquisitions or divestitures and our ability to consummate and integrate acquisitions or divestitures;

- our ability to expand our go to market operations, including our marketing and sales organization, and successfully increase sales of our products;

- our ability to obtain financing in the future on acceptable terms or at all;

- our expectations with respect to revenue, cost of revenue and operating expenses in future periods;

- our expectations with regard to revenue from perpetual licenses, usage fees and professional services;

- our ability to adapt to macroeconomic factors impacting the global economy, including global conflicts and uncertainty, changes in trade policy, foreign currency exchange risk, inflation and supply chain constraints;

- our ability to attract and retain customers;

- our ability to successfully enter new markets and manage our international expansion;

- our ability to comply with privacy laws and regulations;

- our ability to incorporate and deliver artificial intelligence ("AI") functionality into our products and services, including our ability to unlock critical knowledge, automate content workflows and drive measurable ROI;

- our ability to deliver high-quality customer service;

- our plans regarding, and our ability to effectively manage, our growth, including with respect to our growth investments;

- maintaining our senior management team and key personnel;

- the performance of our resellers;

- our ability to adapt to changing market conditions and competition;

- our ability to adapt to technological change and continue to innovate;

- global economic and financial market conditions and uncertainties;

- the growth of demand for cloud-based, digital transformation applications;

- our ability to integrate our applications with other software applications;

- maintaining and expanding our relationships with third parties;

- costs associated with defending intellectual property infringement and other claims;

- our ability to maintain, protect and enhance our brand and intellectual property;

- our expectations with regard to trends, such as seasonality, which affect our business;

- impairments to goodwill and other intangible assets;

- our beliefs regarding how our applications benefit customers and what our competitive strengths are;

- the operation, reliability and security of our third-party data centers;

- our expectations as to the timing of the discontinuation of any Sunset Assets, as well as the composition of Sunset Assets (as defined in this Annual Report on Form 10-K);

- our expectations as to the payment of dividends;

- our 2025 Share Repurchase Plan (as defined in *Note 12. Stockholders' Deficit*), including expectations regarding the timing and manner of repurchases made under the Share Repurchase Plan;

- our current level of indebtedness, including our exposure to variable interest rate risk;

- potential elimination or limitation of tax incentives or tax losses and/or reduction of U.S. federal net operating loss carryforwards ("NOLs"); and

- other risk factors included under "Risk Factors" in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

All references to "Upland," "the Company," "we," "us" or "our" mean Upland Software, Inc.

Item 1. Business

Upland is a leader in AI-powered knowledge and content management software. Our solutions help enterprises unlock critical knowledge, automate content workflows, and drive measurable ROI in the following business functions:

- *Knowledge Management.* Upland provides Knowledge Management solutions designed to help organizations capture, organize, and distribute information to employees and customers. These solutions support internal knowledge sharing, customer self-service, and contact center operations by enabling access to accurate and up-to-date information. Features include AI-driven search, content recommendations, and workflow integrations aimed at improving information accessibility and operational efficiency.

- *Content Lifecycle and Workflow Automation.* Upland offers Content Lifecycle and Workflow Automation solutions that support document management, compliance, and process efficiency across various industries. These products provide tools for content capture, storage, retrieval, and automated processing, as well as secure digital faxing to replace traditional fax infrastructure. Additionally, Upland's portfolio includes solutions for project and portfolio management, customer reference management, and IT spending management, which assist organizations in resource planning, governance, and operational oversight.

Our operating model is built on six core functions:

- *High-Touch Customer Success Program.* We have institutionalized a set of unique customer commitments and deliverables we call the Upland Customer Success Program that includes onboarding and training, a dedicated customer success representative, upgraded success plans, virtual user conferences, periodic executive outreach, Net Promoter Score (NPS), and an ongoing customer feedback loop.

- *Quality-Focused R&D.* Our approach to research and development (R&D) at Upland is straightforward: prioritize the customer need, leverage a metrics-driven agile approach with visibility and accountability, and deploy up-to-date development systems and processes to ensure quality and security are built into every step of development. We have created our own R&D Center of Excellence in India and use AI tools to internally boost development, testing, and overall employee efficiency.

- *Customer-Driven Innovation.* Customer feedback is at the heart of the Upland customer experience. New features are added and prioritized in our product roadmaps, and then fine-tuned, based on direct customer input. Requests from our Premier Success Plan customers are given additional priority weighting for new features and minor issue resolution. Product feedback outlets include customer success account management, virtual user conferences, customer advisory boards, and Upland's online communities.

- *Expert Professional Services.* Through our Professional Services organization, Upland is committed to delivering the most value from a customer's Upland investment in the shortest possible time. Once we engage on a project, we dedicate a team to the planning, configuration, integration, launch, administration, and maintenance of the application.

- *Global Support.* Upland Global support includes: prioritized issue escalation and resolution; online and phone support; access to a community to share and discuss best practices, support tips, training materials, and custom reports; a knowledge base with alerts, service recommendations, and troubleshooting content; unlimited case submissions and real-time case updates; and technical support access worldwide. For customers that have more urgent support requirements, Upland Premier Success Plans provide enhanced response times and availability for the most severe support requests.

- *Enterprise Cloud Platform.* Upland's products run on an enterprise-class cloud environment - delivering power, reliability, and flexibility. We utilize third-party cloud providers for our cloud-based products. Our applications are scalable and can support large deployments while maintaining high levels of availability, performance and security levels.

Our Competitive Strengths

We believe the following competitive strengths are keys to our success:

- *Large, diversified customer base*. Our customer base is highly diverse and spans a broad array of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, insurance, non-profit, healthcare, life sciences, legal, and hospitality. We service customers of varying size, from large global corporations and government agencies as well as small and medium-sized businesses. We have more than 1,100 enterprise customers, with no customer representing more than 10% of our revenue.

- *Diversified family of cloud applications*. We offer a family of AI-powered, proven cloud-based software applications that address specific enterprise needs.

- *Recurring revenue model with high visibility*. We believe we have an attractive operating model due to the recurring nature of our subscription revenue, which results in greater visibility and predictability of future revenue and enhances our ability to effectively manage our business. In addition, the cloud-based nature of our model accommodates significant additional business volume with limited incremental costs, providing us with opportunities to improve our operating margins.

- *Experienced, proven management team*. Our management team has significant operating experience and previously occupied key leadership roles at both private and public companies. In addition, our management has extensive knowledge of the industry and experience in building businesses within the enterprise software market.

- *Cloud-based delivery*. We deliver our software applications and functionality primarily through the cloud, with no hardware or software installation required by our customers. This delivery model allows us to provide reliable, cost-effective applications to our customers, add subscribers with minimal incremental effort and deploy new functionality and upgrades quickly and efficiently. We believe our cloud-based delivery model provides us with a competitive advantage over legacy processes and on-premise systems.

- *Commitment to customer success*. We have a dedicated customer success organization whose mission is to drive adoption, value realization, retention, and loyalty across our customer base. Our focus on enabling our customers' success is a key reason our annual net dollar retention rate was 96% as of December 31, 2025. See "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics and Non-GAAP Financial Measures*," for our definition of annual net dollar retention rate. Our commitment to customer success has enabled us to expand our footprint within customer organizations and facilitate the ongoing adoption of our enterprise software applications. We utilize NPS methodology to track our progress and drive continuous improvement.

Our Strategy for Growth

We believe the key elements of our strategy for growth are as follows:

- *Improve and enhance applications.* We are embracing AI and the strong enhancements it enables across our portfolio. We intend to continue to invest in research and development and work closely with our customers to identify and improve applications, features and functionalities that address customer requirements across the enterprise spectrum. We also intend to continue to expand our support for key third-party integrations and presence in key partner marketplaces.

- *Increase sales to existing customers*. We believe there is a significant opportunity to expand the adoption of our applications within our existing customer organizations, particularly within divisions or departments that have not previously used our applications. We also intend to cross-sell additional applications to our existing customers, as very few of our customers currently use more than one of our applications. In addition, we intend to add new applications that will address additional functions within the enterprise spectrum. We believe these initiatives will significantly increase the value of our partnership with our customers, further strengthen our competitive position, and drive increased adoption of multiple applications by our customers.

- *Add new customers*. We maintain direct sales and marketing capabilities to grow our customer base. We also maintain indirect sales channels through alliances with strategic partners that can leverage our applications with their complementary services and technologies. In addition, we continue to expand the range of integrations between our software and third-party applications and platforms, which we believe make our applications more attractive to a broader audience of potential customers.

5

Customers

We service customers ranging from large global corporations and various government agencies as well as small and medium-sized businesses. Our customers operate in a wide variety of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, insurance, non-profit, healthcare, life sciences, legal, and hospitality. For the year ended December 31, 2025, approximately 88% of our recurring revenue was generated from what we consider to be major accounts. We consider customers with contracted annual recurring revenue of $25,000 or more to be "major accounts."

Sales

We sell primarily through a direct sales organization comprised of inside sales and field sales personnel. In addition to our direct sales organization, we have an indirect sales organization that through alliances with strategic partners that can leverage our applications with their complementary services and technologies. We employ a land-and-expand go-to-market strategy. After we demonstrate the value of an initial application to a customer, our sales and account management teams work to expand the adoption of that initial application across the customer, and cross-sell additional applications to address other software needs of the customer. Our customer success organization supports our direct sales efforts by managing the post-sale customer lifecycle.

Marketing

Our marketing activities are designed to build awareness of the Upland brand and the solutions we offer, generate thought leadership, and create demand, resulting in leads and opportunities for our sales organizations. We focus a significant portion of our marketing activities on new customer acquisition. Our marketing programs target business users, buying group influencers, and decision makers who participate in the buying cycles of various business functions inside large organizations. Our lead and demand generation programs include:

- website improvements to provide information about us, our AI advancements, and our cloud-based software products and to serve as a platform to capture interest and leads;

- third-party data software platform utilization to identify prospects doing research on relevant software solutions;

- integrated digital marketing campaigns, including email, search and social media advertising, blogs, and webinars;

- traditional search engine optimization (SEO) to improve organic search keyword rankings and AI search generative engine optimization (GEO) to improve AI prompt results;

- hosted marketing events for customers and prospective customers;

- account based marketing programs targeting specific organizations with our unique ideal customer profile;

- participation in, and sponsorship of, executive events, trade shows, and industry events;

- our online virtual user conferences;

- public relations, analyst relations, peer review, and organic social media initiatives; and

- sales development representatives ("SDR") who respond to incoming leads to convert them into new sales opportunities, as well as proactive outbound prospecting into targeted accounts.

Customer Success

Our customer success organization is structured to manage all aspects of our post-sale customer lifecycle. This organization consists of dedicated teams with a mission to drive adoption of our products, value realization, retention, and loyalty across our customer base.

Our customer success organization has three core functional areas with strategic focus on customer relationship management:

- *Customer Success Management ("CSM").* Our CSM team partners with customers throughout their lifecycle with the Upland family of products to ensure the customer is getting the most out of their technology investment. CSMs are experts in matching use of Upland products to a customer's individual business context – sometimes bringing in or coordinating across other teams and internal resources where necessary to achieve the customer's goals.

- *Professional Services.* Our professional services team provides critical expertise in Upland's product areas throughout the customer journey. During implementation, this team is responsible for coordinating all activities relating to the implementation, transition, and on-boarding of new customers and assisting new customers with the addition of new products to their accounts. Typical implementation professional services engagements vary in length from a few weeks to several months depending on the size and scope of the engagement and are in addition to services provided under our standard customer agreement and are fee-based. Beyond implementation, this team also provides advisory and consulting services, integration services and configuration change services as a customer's business needs change over time.

- *Customer Support.* Our customer support team is conveniently available through multiple channels to help our customers maximize the return on their investment in our technology. We also provide 24/7/365 coverage to help ensure our software products maintain global availability. In addition, our customer support team manages and administers the Upland customer community to provide an outstanding knowledge base and self-service experience.

Our customer success organization manages programs to reinforce the ongoing business value of our applications. These service offerings include:

- Health checks and business reviews where we engage core users and business buyer sponsors to deliver a detailed scorecard and recommendations on driving product adoption and business value.

- Consumption review and recommendations designed to deliver best practice recommendations for implementation strategy and a roadmap proposal for aligning the system with customers' evolving process maturity to increase application usage.

- Premier success plans that provide a bundled services, support, and product experience offering with two tiers (gold and platinum) designed to provide maximum customer value.

- Executive outreach where we promote open communication between the Upland leadership team and our customer's key stakeholders, which is fully committed to making sure customers are delighted with their Upland experience, and customer executives.

Technology and Operations

Our cloud-based family of applications utilizes a multi-tenant architecture and our customers access our applications using a secure Internet connection through a standard web browser. Our applications are easy to deploy, highly configurable, scalable, flexible, and secure, and provide our customers with a modern and intuitive user experience.

We have partnered with third-party hosting platforms to provide the hardware and infrastructure necessary to provide our services to our customers. Third-party hosting platform facilities provide 24/7/365 security, biometric access controls, redundant networking, power and environmental systems, and monitoring. We design and operate the infrastructure architecture with fully redundant subsystems, highly available configurations, and defense in depth security zones.

Our applications are built on highly available and modular architectures that balance customer workloads across multiple servers. This allows us to provide a flexible method for scaling customers without impacting other parts of the architectural environment while maintaining the high levels of uptime our customers require.

Our family of applications offers high levels of security through logical data segregation and through limiting access to our platform to only those individuals authorized by our customers. In addition, sensitive customer data is encrypted "at rest" and "in transit" over secure connections to redundant storage in a secondary location.

We maintain a formal and comprehensive security program designed to help preserve the security and integrity of customer data, protect against security threats or data breaches, and prevent unauthorized access to data. See *Item 1C. Cybersecurity.*

Competition

The overall markets we serve are rapidly evolving and subject to changing technology, shifting customer needs, and frequent introductions of new applications. The intensity and nature of our competition varies significantly across our range of enterprise applications. We compete against larger enterprise software companies that provide a full suite of Software as a Service, or SaaS, solutions focused on the functional areas we serve or the problems our cloud offerings address. We face competition both from point solution providers, including legacy on-premise enterprise systems, and other cloud-based software vendors that may address one or more of the functional elements of our applications. In addition, we face competition from manual processes and traditional tools, such as paper-based procedures, spreadsheets, and email.

We believe the principal competitive factors in our market include the following:

- breadth and depth of application functionality;

- ease of deployment and use of applications;

- total cost of ownership;

- levels of customer support satisfaction;

- brand awareness and reputation;

- capability for configuration, integration, scalability, and reliability of applications;

- ability to innovate and respond to customer needs rapidly; and

- level of integration among applications and with other enterprise systems.

Our ability to remain competitive will largely depend on the strength of our applications, the effectiveness of our sales and marketing efforts, the quality of our customer success organization, and our ability to acquire or adopt complementary technologies, products, and businesses to enhance the features and functionality of our applications.

Intellectual Property and Proprietary Rights

We rely on a combination of trademark, copyright, trade secret, and patent laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our intellectual property.

Seasonality

We have historically experienced seasonality in terms of when we enter into customer agreements. Typically we sign a high percentage of agreements with new customers, and renew agreements with existing customers, in the fourth quarter of each calendar year, resulting in our cash flow from operations historically being higher in the first quarter of each calendar year than in other quarters. We expect this seasonality to continue, or possibly increase in the future. See "*Risk Factors—Risks Related to Our Business—Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.*"

Regulation

We believe that our businesses and operations are in substantial compliance with all applicable government laws and regulations. Any additional measures to maintain compliance are not expected to materially affect our capital expenditures, competitive position, financial position or results of operations. Various legislative and administrative regulations applicable to us have become effective or are under consideration in many parts of the world. To date, such developments have not had a substantial adverse impact on our revenues, earnings or cash flows. However, if new or amended laws or regulations impose significant operational restrictions and compliance requirements upon us or our business, our capital expenditures, results of operations, financial condition and competitive position could be negatively impacted. Refer to "*Risk Factors*" for further information.

Human Capital

We believe that our ability to attract and retain highly skilled employees is critical to our success. As of December 31, 2025, we had 760 full time employees, with the majority of our employees located in the United States, Canada, India, the United Kingdom, and Australia . None of our employees are covered by a collective bargaining agreement. We have never experienced a strike or similar work stoppage, and we consider our relations with our employees to be good. Human capital measures and objectives we focus on in managing its business include the following:

- *Recognition of Collaborative Problem Solvers.* We have clearly defined company values that highlight the importance of collaboration, clear communication, and solving problems. We have annual awards that celebrate these values with both peer and management nominations at the business unit, function, and company-wide levels.

- *Employee Talent Acquisition and Retention.* We have always supported a "work anywhere" philosophy that allows us to recruit and retain top talent throughout the world. Our team members have the flexibility to work remotely, in an office where available, or a hybrid of the two, according to their preferences. We believe that this "work anywhere" philosophy ultimately promotes global sustainability, as it has allowed us to reduce our worldwide corporate office footprint, lower employee travel and commuting – and the associated green house gas emissions. In addition to a flexible "work anywhere" philosophy, our total compensation and benefits packages are market competitive. Additionally, we maintain a system for providing our personnel an opportunity to express grievances or concerns, which includes an anonymous whistleblower hotline.

- *Employee Engagement.* We survey team members twice a year to gather feedback on key factors of employee experience, including work/life blend, social connection and learning and development. As part of our commitment to inclusion, we also have a formal Employee Resource Group program that fosters the formation of and provides support to employee-led groups dedicated to education and building community for team members with a shared characteristic or interest.

- *Development and Promotion of Leaders.* We provide career ladders and development resources for all of our key functions. We provide leadership training for our managers.

- *Creating a Culture of Customer Value and Improvement.* Delivering customer value is core to our mission. Our UplandOne operating processes focus on quantifying customer satisfaction through NPS surveys, maintaining customer-driven software roadmaps, and empowering our team members to leverage expert resources from across the company to drive business success for our customers.

Available Information

We were incorporated in Delaware in 2010. Our principal executive offices are located at 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas 78746. Our main telephone number is (512) 960-1010. Our website address is www.uplandsoftware.com. Information on our website is not part of this report and should not be relied upon in determining whether to make an investment decision. The inclusion of our website address in this report does not include or incorporate by reference into this report any information on our website.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as amended, are available free of charge through our website as soon as reasonably practicable after they are electronically filed with or furnished to the United States Securities and Exchange Commission (the "SEC"). Additionally, the SEC maintains an internet site that contains all of our filings with the SEC. The address of the SEC's website is www.sec.gov.

Item 1A. Risk Factors

Risk Factor Summary

Our business is subject to numerous risks. You should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this Annual Report, together with any other documents we file with the SEC. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline. Among these important risks are the following:

Risks Related to Our Business

- Our business strategy includes plans for organic growth, and our financial condition and results of operations could be adversely affected if we fail to grow or fail to manage our growth effectively.
- Our growth depends on our ability to retain existing customers and secure additional subscriptions and cross-sell opportunities from existing customers.
- We depend on our senior management team and the loss of one or more key personnel, or an inability to attract and retain highly skilled personnel may impair our ability to grow our business.
- Because we generally recognize revenue from our customers over the terms of their agreements, downturns or upturns in our business may not be immediately reflected in our operating results.
- We face various risks associated with operating as a multinational corporation and our growth and long-term success depends, in part, on our ability to expand our international sales and operations.
- Our sales cycles can be lengthy and variable, which may cause changes in our operating results.
- The failure to timely and accurately implement Artificial Intelligence ("AI"), and other new technologies, successfully in our product offerings could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects, and also result in reputational harm or liability.
- Perpetual license revenue is unpredictable, and a material increase or decrease in perpetual license revenue from period to period can produce substantial variation in the total revenue and earnings we recognize in a given period.
- Any disruption of service at the data centers that house our equipment and deliver our applications or with our hosting service provider could harm our business.
- Actual or perceived security vulnerabilities in our solutions and services or cyberattacks on our networks could have a material adverse impact on our business, results of operations and financial condition.
- Our success depends on our ability to adapt to technological change and continue to innovate.
- If our applications contain serious errors or defects, we may lose revenue and market acceptance, and we may incur costs to defend or settle product-related claims.
- If we fail to integrate our applications with other software applications and competitive or adjacent offerings that are developed by others, or fail to make our applications available on mobile and other handheld devices, our applications may become less marketable, less competitive or obsolete, and our operating results could be harmed.
- Our use of open-source software could negatively affect the performance of our applications and our ability to sell our applications and subject us to possible litigation.
- Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.
- We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.
- We could incur substantial costs in protecting our intellectual property from infringement, and any failure to protect our intellectual property could impair our business.
- We rely on third-party software that is required for the development and deployment of our applications, which may be difficult to obtain or which could cause errors or failures of our applications.
- We continually assess the strategic fit of our existing businesses and may sunset and/or divest of certain underperforming or non-strategic assets that are deemed not to fit with our strategic plan or are not achieving the desired return on investment, and we cannot be certain that our business, operating results and financial condition will not be materially and adversely affected.
- In the past, we have made acquisitions a primary component of our growth strategy. As we have shifted to a focus on organic growth, we will continue to be opportunistic in our review of suitable acquisition candidates, but may not be able to find or consummate acquisitions on acceptable terms, or we may be unable to successfully integrate acquisitions, which could disrupt our operations and adversely impact our business and operating results.

Market Risks

- The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

- Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline, and you may lose part or all of your investment.

Financial Risks

- We may need financing in the future, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders. We may seek to renegotiate or refinance our loan facility, and we may be unable to do so on acceptable terms or at all.
- Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations and interest expense to increase significantly.
- Our Credit Facility contains operating and financial covenants that may restrict our business and financing activities.
- Fluctuations in the exchange rate of foreign currencies could result in losses on currency transactions.
- If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be negatively affected.
- Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.
- In the past we have recorded, and in the future we may be required to record, charges to future earnings if our goodwill or intangible assets become impaired.
- We may be adversely affected by the effects of inflation.

Legal and Regulatory Risks

- Unanticipated challenges by tax authorities could harm our future results.
- Taxing authorities may successfully assert that we should have collected or, in the future, should collect additional sales and use taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.
- Our operating results could be adversely affected by an increase in our effective tax rate as a result of U.S. and foreign tax law changes, outcomes of current or future tax examinations, or by material differences between our forecasted and actual effective tax rates.
- Tax laws, regulations, and compliance practices are evolving and may have a material adverse effect on our results of operations, cash flows and financial position.
- Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.
- New and evolving AI, privacy, and data protection laws and regulations, and the risks and costs of compliance or noncompliance, could adversely affect our business.
- Our internal computer systems, or those of any third-party with whom we do business may fail or suffer a cybersecurity incident, such as a data breach or computer virus, which could harm our business by damaging our reputation, exposing us to liability, adversely impacting our revenue, or materially disrupting our operations.

Risks Related to Ownership of Our Common Stock

- If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, if they publish negative evaluations of our stock, or if we fail to meet the expectations of analysts, the price of our stock and trading volume could decline.
- Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock, which could negatively impact the market price and liquidity of our common stock and our ability to access the capital markets.
- Pursuant to the terms of the Purchase Agreement (as defined herein), we have issued shares of our Series A Preferred Stock that ranks senior to our common stock in priority of distribution rights and rights upon our liquidation, dissolution or winding up and has additional corporate governance rights.
- The fundamental change redemption feature of our Series A Preferred Stock may make it more difficult for a party to take over our company or discourage a party from taking over our company.
- We have entered into the 2024 Tax Benefit Preservation Plan, which may not protect the future availability of the Company's tax assets in all circumstances and which could delay or discourage takeover attempts that some shareholders may consider favorable.

Risks Related to Our Business

Our business strategy includes plans for organic growth, and our financial condition and results of operations could be adversely affected if we fail to grow or fail to manage our growth effectively.

As part of our current general growth strategy, we expect to continue to primarily pursue organic growth, while also secondarily continuing to evaluate potential acquisitions and expansion opportunities that we believe provide a strategic or geographic fit with our business. We may be unable able to grow our business organically in the future. We believe that our future organic growth will depend on competitive factors and on the ability of our senior management to continue to maintain a robust system of internal controls and procedures and manage a growing number of customer relationships through our sales organization.

We sell our applications primarily through a direct sales organization comprised of inside sales and field sales personnel. In addition, we have an indirect sales organization that sells through alliances with strategic partners that can leverage our applications with their complementary services and technologies. Growing sales to both new and existing customers is, in part, dependent on our ability to maintain, expand and enhance our sales force. Identifying, recruiting and training additional sales personnel requires significant time, expense, and attention. It can take several quarters or longer before our sales representatives are fully trained and productive. Our business may be adversely affected if our efforts to expand and train our sales organization do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop, and retain sales personnel, or if our new sales personnel are unable to achieve expected sales productivity levels in a reasonable period of time or at all, our revenue may grow more slowly than expected or decline and our business may be harmed.

Our growth strategy may divert management from our existing business and may require us to incur additional expenditures to expand our administrative and operational infrastructure and, if we are unable to effectively manage our growth, including to the satisfaction of our regulators, we could be materially and adversely affected. In addition, acquiring other companies may involve risks such as exposure to potential asset quality issues, disruption to our normal business activities and diversion of management's time and attention due to integration and conversion efforts. Consequently, continued organic growth, if achieved, may place a strain on our administrative and operational infrastructure, which could have a material adverse effect on our financial condition and results of operations.

Our growth depends on our ability to retain existing customers and secure additional subscriptions and cross-sell opportunities from existing customers.

In order to improve our operating results, it is important that our customers renew or upgrade their agreements with us when the applicable contract term expires, and also purchase additional applications from us. Typically contract terms are one to three years for subscription agreements. Upon expiration, customers can renew their existing subscriptions, upgrade their subscriptions to add more seats or additional minimum contracted volume, downgrade their subscriptions to fewer seats or lower minimum contracted volume, or not renew. A renewal constitutes renewing an existing contract for an application under the same terms, and an upgrade includes purchasing additional seats or volume under an existing contract. We may also cross-sell additional applications to existing customers. Our ability to grow revenue and achieve profitability depends, in part, on customer renewals, customer upgrades, and cross-sales to existing customers exceeding downgrades and non-renewals. However, we may not be able to increase our penetration within our existing customer base as anticipated, and we may not otherwise retain subscriptions from existing customers.

We depend on our senior management team and the loss of one or more key personnel, or an inability to attract and retain highly skilled personnel may impair our ability to grow our business.

Our success depends, in part, upon the continued service of our key executive officers, as well as other key personnel. The employment agreements with our executive officers and other key personnel do not require them to continue to work for us for any specified period; therefore, they may terminate employment with us at any time with no advance notice. The replacement of our senior management team or other key personnel likely would involve significant time and costs, and the loss of these employees may significantly delay or prevent the achievement of our business objectives.

We face intense competition for qualified individuals from numerous technology and software companies. If we fail to attract and retain suitably qualified individuals, including software engineers and sales personnel, our ability to implement our business plan and develop and maintain our applications could be adversely affected. As a result, our ability to compete would decrease, our operating results would suffer, and our revenue would decrease.

Because we generally recognize revenue from our customers over the terms of their agreements, downturns or upturns in our business may not be immediately reflected in our operating results.

We recognize revenue from customer agreements over the terms of these agreements. As a result, a significant portion of the revenue we report in each quarter is generated from customer agreements entered into during previous periods, which is reflected as deferred revenue on our balance sheet. Consequently, a decline in new or renewed agreements, or a downgrade of renewed agreements to fewer seats or less minimum contracted volume, in any one quarter may not be fully reflected in our revenue in that quarter. Such a decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our applications, and potential changes in our pricing policies or rates of renewals, may not be fully reflected in our results of operations until future periods. Similarly, it would be difficult for us to rapidly increase our revenue through new sales, renewals, and upgrades of existing customer agreements, or through additional cross-selling opportunities, in a given period due to the timing of revenue recognition inherent in our subscription model.

We face various risks associated with operating as a multinational corporation and our growth and long-term success depends, in part, on our ability to expand our international sales and operations.

We currently maintain offices in the United States, Australia, Canada, France, Germany, India, Ireland, Israel, Malaysia, Netherlands, Romania and the United Kingdom. For the year ended December 31, 2025, we generated approximately 28% of our total revenue from customers outside of the U.S. As a result, we are subject to a number of risks, including:

- inflation and actions taken by central banks to counter inflation;

- foreign currency fluctuations and controls;

- international and regional economic, political and labor conditions, including any instability or security concerns abroad, such as uncertainty caused by economic sanctions, trade disputes, and geopolitical uncertainty;

- tax laws (including U.S. taxes on foreign subsidiaries);

- increased financial accounting and reporting burdens and complexities;

- changes in, or impositions of, legislative or regulatory requirements;

- changes in laws governing the free flow of data across international borders;

- failure of laws to protect our intellectual property rights adequately;

- inadequate local infrastructure and difficulties in managing and staffing international operations;

- delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers;

- the imposition of governmental economic sanctions on countries in which we do business or where we plan to expand our business;

- costs and delays associated with developing products in multiple languages;

- operating in locations with a higher incidence of corruption and fraudulent business practices; and

- other factors beyond our control, such as terrorism, war, natural disasters, climate change and pandemics and resulting restrictions on business activity, which may vary significantly by region.

Some of our third-party business partners have international operations and are also subject to these risks, and our business may be harmed if such partners are unable to appropriately manage these risks. If sales to any of our customers outside of the Americas are reduced, delayed or canceled because of any of the above factors, our revenue may decline.

We have limited experience in operating in certain foreign jurisdictions and expect to continue to expand our relationship with international customers. Managing a global organization is difficult, time-consuming and expensive. Because of our limited experiences with international operations, any international efforts that we may undertake may not be successful in creating demand for our applications outside of the U.S. or in effectively selling subscriptions to our cloud offerings in all of the international markets that we enter.

Our sales cycles can be lengthy and variable, which may cause changes in our operating results.

Our sales cycle can vary substantially from customer to customer. A number of factors influence the length and variability of our sales cycles, including, for example:

- the need to educate potential customers about the uses and benefits of our applications;

- the duration of the commitment customers make in their agreements with us, which are typically one to three years;

- the discretionary nature of potential customers' purchasing and budget cycles and decisions;

- the competitive nature of potential customers' evaluation and purchasing processes;

- the functionality demands of potential customers;

- fluctuations in the software needs of potential customers;

- the announcement or planned introduction of new products by us or our competitors; and

- the purchasing approval processes of potential customers.

Our sales cycles can make it difficult to predict the quarter in which revenue from a new customer may first be recognized. We may incur significant sales and marketing expenses and invest significant time and effort in anticipation of a sale that may never occur or only occur in a smaller amount or at a later date than anticipated. Delays inherent to our sales cycles could cause significant variability in our revenue and operating results for any particular period.

The failure to timely and accurately implement Artificial Intelligence ("AI"), and other new technologies, successfully in our product offerings could have a material adverse effect on our business, competitive position, results of operations, financial condition and prospects, and also result in reputational harm or liability.

We currently incorporate AI capabilities into certain of our offerings, and our research into and continued development of, such capabilities remain ongoing. As with many innovations, AI presents risks, challenges, and potential unintended consequences that could affect its adoption, and therefore our business. Many generative AI solutions and implementations rely on third-parties, where ineffective or inadequate AI development or deployment practices by us or others could result in incidents that impair the acceptance of AI solutions or cause harm to our customers, individuals or society. These deficiencies and other failures of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm. If we enable or offer AI solutions that result in (i) potential bias or inaccuracy, or (ii) a negative impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience competitive, brand, or reputational harm or legal and/or regulatory action.

However, failing to successfully adopt new technologies, including generative AI, may result in product offerings that are either unreliable or noncompetitive. If we are unable to develop and commercialize product offerings that are compatible with new technologies or competitors are successful in developing compatible technologies more quickly or efficiently than we can, our business, competitive position, results of operations, financial condition and prospects may be materially and adversely affected. Additionally, leveraging AI capabilities to potentially improve internal functions and operations presents further risks and challenges. While we aim to use AI ethically and attempt to identify and mitigate ethical or legal issues presented by its use, we may be unsuccessful in identifying or resolving issues before they arise. The use of AI in our products and to support business operations carries inherent risks related to data privacy and security, such as intended, unintended, or inadvertent transmission of proprietary or sensitive information. Further, dependence on AI without adequate safeguards to make certain business decisions may introduce additional operational vulnerabilities by impacting our relationships with customers, partners, and suppliers; by producing inaccurate outcomes based on flaws in the underlying data; or other unintended results.

Further, incorporating AI may increase IP, cybersecurity, operational, data protection and technological risks and result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could materially and adversely affect our business, as AI is an emerging technology for which the legal and regulatory landscape is not fully developed (including potential liability for breaching intellectual property or privacy rights or laws). As a result of the complexity and rapid development of new technologies, it is not possible to predict all of the legal, operational or technological risks related to use of such technologies. Furthermore, new technologies, such as AI, are the subject of evolving review by various governmental and regulatory bodies and agencies, and changes in laws, rules, directives and regulations governing the use of such technologies may adversely affect the ability of our business to develop and use such technologies.

Perpetual license revenue is unpredictable, and a material increase or decrease in perpetual license revenue from period to period can produce substantial variation in the total revenue and earnings we recognize in a given period.

Perpetual license revenue reflects the revenue recognized from sales of perpetual licenses relating to our workflow automation and enterprise content management applications to new customers and additional licenses for such applications to existing customers. We generally recognize the license fee portion of the arrangement at the time of delivery. Perpetual licenses of our workflow automation and enterprise content management applications are primarily sold through third-party resellers, and as such, the timing of sales of perpetual licenses is difficult to predict with the timing of recognition of associated revenue unpredictable. A material increase or decrease in the sale of perpetual licenses from period to period could produce substantial variation in the revenue we recognize. Accordingly, comparing our perpetual license revenue on a period to period basis may not be a meaningful indicator of a trend or future results.

Any disruption of service at the data centers that house our equipment and deliver our applications or with our hosting service providers could harm our business.

Our reputation and ability to attract, retain, and serve our customer is dependent upon the reliable performance of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures, vendor limitations, computer viruses, computer denial of service attacks, or other attempts to harm these systems. Supply chain disruptions stemming from global conflicts may harm our customers and suppliers and further complicate existing supply chain constraints. Interruptions in these systems, or with the Internet in general, could make our service unavailable or degraded or otherwise hinder our ability to deliver application data to our customers. Service interruptions, errors in our software, or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our applications to existing and potential customers.

Our servers and those of third parties we use in our operations are vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We have implemented security protocols within our applications; however, we have no assurance that our systems are completely secure. Our insurance does not cover expenses related to disruptions to our service or unauthorized access to our applications. Any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation.

We primarily utilize communications and computer hardware systems operated by third-party Web hosting providers. In addition, we utilize third-party hosting services in connection with our business operations and have migrated most of our applications to third-party hosting platforms. Problems faced by us or our third-party hosting providers, including technological or business-related disruptions, could adversely impact the experience of our customers.

Actual or perceived security vulnerabilities in our solutions and services or cyberattacks on our networks could have a material adverse impact on our business, results of operations and financial condition.

Our applications involve the storage and transmission of our customers' proprietary and confidential information, including personal or identifying information regarding their employees and customers and are subject to attempted cyberattacks. Any security breaches, unauthorized access, unauthorized usage, virus, or similar breach or disruption could result in loss of confidential information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations, indemnity obligations, or other liabilities. If our security measures or those of our third-party software providers and data centers are breached as a result of third-party action, employee error, malfeasance or otherwise, resulting in unauthorized access to customer data, our reputation will be damaged, our business may suffer, and we could incur significant liability. Unauthorized parties may attempt to misappropriate or compromise our confidential information or that of third parties, create system disruptions, product or service vulnerabilities or cause shutdowns. These perpetrators of cyberattacks also may be able to develop and deploy viruses, worms, malware and other malicious software programs that directly or indirectly attack our products, services or infrastructure (including our third party cloud service providers). Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively affect our ability to attract new customers, cause existing customers to elect not to renew or upgrade their subscriptions, result in reputational damage, or subject us to third-party lawsuits, regulatory fines, or other action or liability, which could adversely affect our operating results. In addition, to the extent we are diverting our resources to address and mitigate these vulnerabilities, it may hinder our ability to deliver and support our solutions and customers in a timely manner. Despite our efforts to build secure services, we can make no assurance that we will be able to detect, prevent, timely and adequately address, or mitigate the negative effects of cyberattacks or other security breaches.

Our success depends on our ability to adapt to technological change and continue to innovate.

The overall market for software is rapidly evolving and subject to changing technology, shifting customer needs, and frequent introductions of new applications, including without limitation, AI in its multiple forms. Our ability to attract new customers and increase revenue from existing customers will depend, in large part, on our ability to develop or acquire new applications and enhance and improve existing applications. To achieve market acceptance for our applications, we must effectively anticipate and offer applications that meet changing customer demands in a timely manner. Customers may require features and capabilities not offered by our current applications. We may experience difficulties that could delay or prevent our development, acquisition, or implementation of new applications and enhancements.

If we are unable to successfully develop new software capabilities and functionality, enhance our existing applications to anticipate and meet customer preferences, sell our applications into new markets, or adapt to changing industry standards in software, our revenue and results of operations would be adversely affected.

If our applications contain serious errors or defects, we may lose revenue and market acceptance, and we may incur costs to defend or settle product-related claims.

Complex software applications such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Our current and future applications may contain serious defects.

The costs incurred in correcting any material errors or defects might be substantial and could adversely affect our operating results. Although our customer agreements typically contain provisions designed to limit our exposure to certain of the claims above, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a breach of warranty or other claim brought against us would likely be a distraction to management, time-consuming and costly to resolve, and could seriously damage our reputation in the marketplace, making it harder for us to sell our applications. Additionally, our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all, and our policy may not cover all claims made against us. Further, defending a suit, regardless of its merit, could be costly and divert management's attention.

If we fail to integrate our applications with other software applications and competitive or adjacent offerings that are developed by others, or fail to make our applications available on mobile and other handheld devices, our applications may become less marketable, less competitive or obsolete, and our operating results could be harmed.

Our applications integrate with a variety of other software applications, and also with competing and adjacent third-party offerings. We need to continuously modify and enhance our platform to adapt to changes in cloud-enabled hardware, software, networking, browser and database technologies. Any failure of our applications to integrate effectively with other software applications and product offerings could reduce the demand for our applications or result in customer dissatisfaction and harm to our business. If we are unable to respond to changes in the applications and tools with which our applications integrate in a cost-effective manner, our applications may become less marketable, less competitive, or obsolete. Competitors may also impede our attempts to create integration between our applications and competitive offerings, which may decrease demand for our applications. In addition, an increasing number of individuals within organizations are utilizing devices other than personal computers, such as mobile phones, tablets and other handheld devices, to access the Internet and corporate resources and to conduct business. If we cannot effectively make our applications available on these devices or be able to offer or integrate different messaging capabilities, we may experience difficulty attracting and retaining customers.

Our use of open-source software could negatively affect the performance of our applications and our ability to sell our applications and subject us to possible litigation.

A portion of our applications incorporate open-source software, and we expect to continue to incorporate open-source software in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and their application to the open-source software integrated into our proprietary software may be uncertain. Moreover, we cannot provide any assurance that we have not incorporated additional open-source software in our applications in a manner that is inconsistent with the terms of the license or our current policies and procedures. If we fail to comply with these licenses, we may be subject to certain requirements, including requirements that we offer our applications that incorporate the open-source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open-source software, and that we license such modifications or derivative works under the terms of applicable open-source licenses. If an author or other third party that distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our applications that contained the open-source software, and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our applications. In addition, there have been claims challenging the ownership of open-source software against companies that incorporate open-source software into their products. As a result, we could be subject to suits by parties claiming infringement due to the reliance by our applications on certain open-source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional research and development resources to change our applications.

Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.

We have historically experienced seasonality in terms of when we enter into customer agreements. Typically we sign a high percentage of agreements with new customers, and renew agreements with existing customers, in the fourth quarter of each calendar year as our customers tend to follow budgeting cycles at the end of the calendar year. Our cash flow from operations has historically been higher in the first quarter of each calendar year than in other quarters. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, due to the fact that we defer revenue recognition. In addition, seasonality may be difficult to observe in our financial results during periods in which we acquire or divest of businesses. We expect this seasonality to continue, or possibly increase in the future, which may cause fluctuations in our operating results and financial metrics. If our quarterly operating results or outlook fall below the expectations of research analysts or investors, the price of our common stock could decline substantially.

We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in our industry. Companies providing software are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights, and to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims. We do not have a significant patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. The risk of patent litigation has been amplified by the increase in the number of a type of patent holder, which we refer to as a non-practicing entity, whose sole business is to assert such claims and against whom our own intellectual property portfolio may provide little deterrent value. We could incur substantial costs in prosecuting or defending any intellectual property litigation and may not have adequate insurance coverage for these types of actions. If we sue to enforce our rights or are sued by a third-party that claims that our applications infringe its rights, the litigation could be expensive and could divert our management resources. Moreover, future acquisitions could expose us to additional risk of intellectual property litigation as we acquire new businesses with diverse software offerings and intellectual property assets.

In addition, in most instances, we have agreed to indemnify our customers against claims that our applications infringe the intellectual property rights of third parties. Our business could be adversely affected by any significant disputes between us and our customers as to the applicability or scope of our indemnification obligations to them. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease selling or using applications that incorporate the intellectual property that we allegedly infringe;

- make substantial payments for legal fees, settlement payments or other costs or damages;

- obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

- redesign the allegedly infringing applications to avoid infringement, which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or actions could harm our business.

We could incur substantial costs in protecting our intellectual property from infringement, and any failure to protect our intellectual property could impair our business.

Our success and ability to compete depend, in part, upon our intellectual property. We seek to protect the source code for our proprietary software and other proprietary technology and information under a combination of copyright, trade secrets, and patent law, and we seek to protect our brands through trademark law. Our policy is to enter into confidentiality agreements, or agreements with confidentiality provisions, with our employees, consultants, vendors, and customers, and to control access to our software, documentation, and other proprietary information. Despite these precautions, it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our applications or to obtain and use information that we regard as proprietary. Policing unauthorized use of our applications is difficult, and we are unable to determine the extent to which piracy of our software exists or will occur in the future. Litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming, and distracting to management, result in a diversion of resources or the narrowing or invalidation of portions of our intellectual property, and have a material adverse effect on our business, operating results, and financial condition. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant's own intellectual property. These steps may be inadequate to protect our intellectual property. Third parties may challenge the validity or ownership of our intellectual property, and these challenges could cause us to lose our rights, in whole or in part, to such intellectual property or narrow its scope such that it no longer provides meaningful protection. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our applications may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying, transfer, and use of our applications and proprietary technology or information may increase.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property, our business, brands, operating results and financial condition could be materially harmed.

We rely on third-party software that is required for the development and deployment of our applications, which may be difficult to obtain or which could cause errors or failures of our applications.

We rely on software licensed from or hosted by third parties to offer our applications. In addition, we may need to obtain licenses from third parties to use intellectual property associated with the development of our applications, which might not be available to us on acceptable terms, or at all. Any loss of the right to use any software required for the development, maintenance, and delivery of our applications could result in delays in the provision of our applications until equivalent technology is either developed by us or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our applications, which could harm our business.

We continually assess the strategic fit of our existing businesses and may sunset and/or divest of certain underperforming or non-strategic assets that are deemed not to fit with our strategic plan or are not achieving the desired return on investment, and we cannot be certain that our business, operating results and financial condition will not be materially and adversely affected.

In the past several years, we have divested of or sunset multiple product lines, and we intend to continue to assess the need to divest of or sunset other assets.

To successfully sunset or end-of-life an asset depends on ramping down customer and vendor contracts, product and labor spend, and development. A successful divestiture depends on various factors, including reaching an agreement with potential buyers on terms we deem attractive, as well as our ability to effectively transfer liabilities, contracts, facilities, and employees to any purchaser, identify and separate the intellectual property to be divested from the intellectual property that we wish to retain, reduce fixed costs previously associated with the divested assets or business, and collect the proceeds from any divestitures.

These efforts to sunset or divest require varying levels of management resources, which may divert our attention from other business operations. If we do not realize the expected benefits of any sunset or divestiture transaction, our consolidated financial position, results of operations and cash flows could be negatively impacted. In addition, sunsetting products and divestitures of businesses involve a number of risks, including significant costs and expenses, the loss of customer relationships and a decrease in revenues and earnings associated with the sunset asset or divested business. Furthermore, divestitures potentially involve significant post-closing separation activities, which could involve the expenditure of material financial resources and significant employee resources. Any sunset product or divestiture may result in a dilutive impact to our future earnings if we are unable to offset the dilutive impact from the loss of revenue associated with the divestiture, as well as significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition.

In the past, we have made acquisitions a primary component of our growth strategy. As we have shifted to a focus on organic growth, we will continue to be opportunistic in our review of suitable acquisition candidates, but may not be able to find or consummate acquisitions on acceptable terms, or we may be unable to successfully integrate acquisitions, which could disrupt our operations and adversely impact our business and operating results.

Previously, our growth strategy was focused on the acquisition of complementary businesses to grow our company. For example, we completed 31 acquisitions between February 2012 and February 2022. We intend to continue to review acquisitions of complementary technologies, products, and businesses to enhance the features and functionality of our applications, expand our customer base, provide access to new markets, and increase benefits of scale, while focusing on our organic growth strategy. Acquisitions involve certain known and unknown risks that could cause our actual growth or operating results to differ from our expectations. Generally, our acquisition activity presents three areas of risk to our business, risks related to: identifying the correct candidates for acquisition, completing the acquisition of identified targets, and integrating acquired companies following closing of the acquisition.

We may not be able to identify suitable candidates for acquisition, or if we do identify suitable candidates in the future, we may not be able to complete transactions with such partners on commercially favorable terms, or at all. We may pursue international acquisitions, which inherently pose more risks than domestic acquisitions, and we may compete with others to acquire complementary products, technologies, and businesses, which may result in decreased availability of, or increased price for, suitable acquisition candidates. Additionally, we may not be able to obtain the necessary financing, on favorable terms, including as a result of rising interest rates, or at all, to finance any or all of our potential acquisitions, and we may realize that acquired technologies, products, or businesses may not perform as we expect, and we may fail to realize anticipated revenue and profits.

Acquisitions involve various inherent risks, such as: our ability to assess accurately the value, strengths, weaknesses, internal controls, contingent and other liabilities and potential profitability of acquisition candidates; difficulties in integrating acquired businesses, our potential inability to achieve identified financial, operating and other synergies anticipated to result from an acquisition, and integration issues associated with internal controls of acquired businesses; the diversion of management's attention from our existing businesses; the potential impairment of assets; potential unknown liabilities associated with a business that we acquire or in which we invest, including environmental liabilities; and production delays associated with consolidating acquired facilities and manufacturing operations. Any past or future acquisition could also result in such risks. Due diligence performed prior to closing acquisitions may not uncover certain risks or liabilities that could materially impact our business, financial condition and results of operations. In addition, any acquisition strategy may divert management's attention away from our existing business, resulting in the loss of key customers or employees, and expose us to unanticipated problems or legal liabilities, including responsibility as a successor for undisclosed or contingent liabilities of acquired businesses or assets.

If we fail to adequately conduct due diligence on our potential targets effectively, we may not identify problems at target companies or fail to recognize incompatibilities or other obstacles to successful integration. Additionally, the consummation of acquisition transactions involves the coordination of multiple personnel within Upland and at the third party partners that assist those acquisitions. If we are unable to properly coordinate amongst these groups and individuals, our ability to effectively manage our acquisition activity may be compromised.

We may not successfully integrate business, operational, and financial activities such as internal controls, the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act") compliance, cyber security measures, the GDPR and similar privacy laws and other corporate governance and regulatory matters, operations, personnel or products related to acquisitions we may make in the future. Our inability to successfully integrate future acquisitions could impede us from realizing all of the benefits of those acquisitions and could severely weaken our business operations. The integration process may disrupt our business and, if new technologies, products, or businesses are not implemented effectively, may preclude the realization of the full benefits expected by us and could harm our results or operations. In addition, the overall integration of new technologies, products, or businesses may result in unanticipated problems, expenses, liabilities, and competitive responses.

In addition, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings, or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all.

Market Risks

The markets in which we participate are intensely competitive, and if we do not compete effectively, our operating results could be adversely affected.

The overall market for software is rapidly evolving and subject to changing technology, shifting customer needs and frequent introductions of new applications. The intensity and nature of our competition varies significantly across our family of software applications. Many of our competitors and potential competitors are larger and have greater brand name recognition, longer operating histories, larger marketing budgets, and significantly greater resources than we do. Some of our smaller competitors may offer applications on a stand-alone basis at a lower price than our price due to lower overhead or other factors, while some of our larger competitors may offer applications at a lower price in an attempt to cross-sell additional products in the future or retain a customer using a different application.

We believe there are a limited number of direct competitors that provide a comprehensive software offering. However, we face competition both from point solution providers, including legacy on-premise enterprise systems, and other cloud-based work management software vendors that may address one or more of the functional elements of our applications, but are not designed to address a broad range of software needs. In addition, we face competition from manual processes and traditional tools, such as paper-based techniques, spreadsheets, and email.

If our competitors' products, services, or technologies become more accepted than our software applications, if they are successful in bringing their products or services to market earlier than ours, or if their products or services are more technologically capable than ours, our revenues could be adversely affected.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline, and you may lose part or all of your investment.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. Accordingly, the results of any one quarter may not fully reflect the underlying performance of our business and should not be relied upon as an indication of future performance. Because our quarterly operating results may fluctuate, period-to-period comparisons may not be the best indication of the underlying results of our business and should only be relied upon as one factor in determining how our business is performing. This variability and unpredictability could also result in our failure to meet the expectations of research analysts or investors for any period. If our quarterly operating results or outlook fall below the expectations of research analysts or investors, the price of our common stock could decline substantially.

Mergers of, or other strategic transactions by, our competitors could weaken our competitive position or reduce our revenue.

If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. In order to take advantage of customer demand for cloud-based software applications, vendors of legacy systems are expanding their cloud-based software applications through acquisitions and internal development. A potential result of such expansion is that certain of our current or potential competitors may be acquired by third parties with greater available resources and the ability to further invest in product improvements and initiate or withstand substantial price competition. Our competitors also may establish or strengthen cooperative relationships with our current or future value-added resellers, third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our applications. Disruptions in our business caused by these events could reduce our revenue.

Financial Risks

We may need financing in the future, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders. We may seek to renegotiate or refinance our loan facility, and we may be unable to do so on acceptable terms or at all.

We have funded our operations since inception primarily through equity financings, cash from operations, and cash available under our loan facility. We may need to raise funds in the future, for example, to expand our business, acquire complementary businesses, develop new technologies, respond to competitive pressures, or react to unanticipated situations. We may try to raise additional funds through public or private financings, strategic relationships, or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, our operating performance, and investor interest. In addition, under the terms of our Series A Preferred Stock, holders of our Series A Preferred Stock have certain approval rights over additional financings. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to reduce expenditures, including curtailing our growth strategies, reducing our product-development efforts, or foregoing acquisitions. If we succeed in raising additional funds through the issuance of equity or convertible securities, it could result in substantial dilution to existing stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences, and privileges senior to those of the holders of our common stock. In addition, any debt financing obtained by us in the future or issuance of preferred stock could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. For example, our Series A Preferred Stock contains a number of restrictive covenants. See "—*Risks Related to Ownership of Our Common Stock.*"

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations and interest expense to increase significantly.

At December 31, 2025, the total outstanding indebtedness under our Credit Facility (as defined herein) was $238.5 million.

Interest rates may remain at existing levels or may further increase in the near term which could cause our debt service obligations and interest expense to increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, could correspondingly decrease.

At December 31, 2025, we had an interest rate cap in place in order to reduce interest rate volatility in connection with $120.0 million of the outstanding debt on our Credit Facility, but $118.5 million of our outstanding debt is not currently subject to any interest rate instruments.

Our Credit Facility contains operating and financial covenants that may restrict our business and financing activities.

Our obligations under our Credit Facility are secured by a security interest in substantially all of our assets and assets of the co-borrowers' and of any guarantors, including intellectual property. The terms of the Credit Facility limit, among other things, our ability to:

- Incur additional indebtedness or guarantee indebtedness of others;

- Create liens on their assets;

- Make investments, including certain acquisitions;

- Enter into mergers or consolidations;

- Dispose of assets;

- Pay dividends and make other distributions on the Company's capital stock, and redeem and repurchase the Company's capital stock;

- Enter into transactions with affiliates; and

- Prepay indebtedness or make changes to certain agreements.

Furthermore, the operating and other restrictions and covenants in the Credit Facility, and in any future financing arrangements that we may enter into, may restrict our ability to finance our operations, engage in certain business activities, or expand or fully pursue our business strategies, or otherwise limit our discretion to manage our business. Our ability to comply with these restrictions and covenants may be affected by events beyond our control, and we may not be able to meet those restrictions and covenants. A breach of any of the restrictions and covenants could result in a default under the loan facility or any future financing arrangements, which could cause any outstanding indebtedness under the loan facility or under any future financing arrangements to become immediately due and payable, and result in the termination of commitments to extend further credit.

Fluctuations in the exchange rate of foreign currencies could result in losses on currency transactions.

Our customers are generally invoiced in the currency of the country in which they are located. In addition, we incur a portion of our operating expenses in foreign currencies, including Australian dollars, British pounds, Canadian dollars, Indian Rupees, Euros and Israeli New Shekels, and in the future, as we expand into other foreign countries, we expect to incur operating expenses in other foreign currencies. As a result, we are exposed to foreign exchange rate fluctuations as the financial results of our international operations and our revenue and operating results could be adversely affected. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exchange rate exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs, or illiquid markets.

If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Under Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by management on, among other things, the effectiveness of the Company's internal control over financial reporting. This assessment must include disclosure of any material weaknesses identified by management in the Company's internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Although the Company is not currently required to provide an attestation from its auditors on the effectiveness of the Company's internal control over financial reporting, it may become subject to such requirement in the future.

We have identified material weaknesses in our internal controls over financial reporting in the past and if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis, and our financial statements may be materially misstated. For example, in 2024 we identified a material weakness in our internal control over financial reporting related to a management review control over prospective financial information used in the Company's goodwill impairment assessment.

Effective internal controls are necessary to provide reliable financial reporting and prevent fraud. If we are unable to assert that our internal control over financial reporting is effective investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or regulatory investigations. If we do not successfully remediate any material weakness, or if other material weaknesses or other deficiencies arise in the future, we may be unable to accurately report our financial results which could cause our financial results to be materially misstated. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports, which could adversely affect investor confidence in us, our business, results of operations and financial condition, the trading price of our common stock, and our ability to remain listed on Nasdaq.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, the Company had total net operating loss carryforwards of approximately $216.7 million consisting of $195.4 million and $21.3 million related to the U.S. federal and foreign net operating loss carryforwards, respectively. $136.5 million of the U.S. federal net operating loss carryforwards are related to years prior to 2018 and begin to expire in 2026. The remaining $58.9 million carryforward without expiration in accordance with provisions of the Tax Act (as described below in the risk factor titled "*Tax laws, regulations, and compliance practices are evolving and may have a material adverse effect on our results of operations, cash flows and financial position.*"). $21.3 million of foreign net operating loss carryforwards carry forward indefinitely. In addition, as of December 31, 2025, the Company had research and development credit carryforwards of approximately $4.2 million. The U.S. federal net operating loss and credit carryforwards will expire beginning in 2026, if not utilized.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income and taxes may be limited. In general, an "ownership change" occurs if there is a cumulative change in our ownership by "5% shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules apply under state tax laws. Based on analysis of acquired net operating losses and credits, utilization of our net operating losses and research and development credits will be subject to annual limitations. The annual limitation will result in the expiration of $153.9 million of federal net operating losses and $4.2 million of research and development credit carryforwards before utilization. In the event that it is determined that we have in the past experienced additional ownership changes, or if we experience one or more ownership changes as a result of future transactions in our stock, then we may be further limited in our ability to use our net operating loss carryforwards and other tax assets to reduce taxes owed on the net taxable income that we earn. Any such limitations on the ability to use our net operating loss carryforwards and other tax assets could adversely impact our business, financial condition, and operating results. As noted below, we entered into the 2024 Tax Benefit Preservation Plan with Broadridge Corporate Issuer Solutions, LLC, as Rights Agent (the "2024 Tax Benefit Preservation Plan") in an effort to preserve our net operating loss carryforwards but cannot ensure that the plan will provide for full or partial utilization of our net operating losses.

In the past we have recorded, and in the future we may be required to record, charges to future earnings if our goodwill or intangible assets become impaired.

Accounting principles generally accepted in the United States of America ("GAAP") require us to assess goodwill for impairment at least annually. In addition, we assess our goodwill and intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Depending on the results of our review, we could be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is identified, negatively impacting our results of operations.

The Company reviews goodwill for impairment annually at the beginning of the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate that the carrying value of goodwill might not be recoverable. As a result of the decline of the Company's stock price at December 31, 2025, March 31, 2024, and March 31, 2023, the Company determined that a triggering event had occurred, therefore we performed quantitative impairment evaluations as of those interim dates. As a result of the quantitative impairment evaluation at December 31, 2025, the Company determined that no impairment existed at that date as the estimated fair value of the Company's one reporting unit exceeded the carrying value. As a result of the quantitative impairment evaluation at March 31, 2024, the Company determined that the carrying value of its one reporting unit exceeded the estimated fair value which resulted in goodwill impairment of $87.2 million during the quarter ended March 31, 2024. As a result of the quantitative impairment evaluation at March 31, 2023, the Company determined that the carrying value of its one reporting unit exceeded the estimated fair value which resulted in goodwill impairment of $128.8 million during the quarter ended March 31, 2023. During the quarter ended June 30, 2025, we identified a triggering event related to certain intangible assets and performed valuation of these intangible assets. As a result of this valuation, we recorded an impairment of $2.5 million. We will continue to evaluate goodwill and other intangibles for impairment and future impairments of goodwill and other intangibles could occur if our stock price declines.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, shipping costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Legal and Regulatory Risks

Unanticipated challenges by tax authorities could harm our future results.

We are subject to income taxes in the United States and various non-U.S. jurisdictions. We may be subject to income tax audits by various tax jurisdictions throughout the world, many of which have not established clear guidance on the tax treatment of cloud-based companies. The application of tax laws in such jurisdictions may be subject to diverging and sometimes conflicting interpretations by tax authorities in these jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period.

Taxing authorities may successfully assert that we should have collected or, in the future, should collect additional sales and use taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We have not historically filed sales and use tax returns or collected sales and use taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. While operations of these jurisdictions are managed based on our interpretation of local regulations, a change in regulations or interpretations of legislation may result in an obligation that we are not aware of. Taxing authorities may seek to impose such taxes on us, including for past sales, which could result in penalties and interest. Any such tax assessments may adversely affect the results of our operations.

Our operating results could be adversely affected by an increase in our effective tax rate as a result of U.S. and foreign tax law changes, outcomes of current or future tax examinations, or by material differences between our forecasted and actual effective tax rates.

Our operations are subject to income and transaction taxes in the United States and in multiple foreign jurisdictions, with a significant amount of our foreign earnings generated by our subsidiaries organized in Australia, Canada, Ireland and the United Kingdom. Any significant change in our future effective tax rates could adversely impact our results of operations for future periods. Our future effective tax rates could be adversely affected by the following:

- changes in tax laws or the interpretation of such tax laws as applied to our business and corporate structure in the United States, Australia, Canada, France, Germany, India, Ireland, Israel, Malaysia, the Netherlands, Romania and the United Kingdom, or other international locations where we have operations;

- earnings being lower than anticipated in countries where we are taxed at lower rates as compared to the United States federal and state statutory tax rates;

- an increase in expenses not deductible for tax purposes;

- changes in tax benefits from stock-based compensation;

- changes in the valuation allowance against our deferred tax assets;

- changes in judgment from the evaluation of new information that results in a recognition, derecognition or change in measurement of a tax position taken in a prior period;

- increases to interest or penalty expenses classified in the financial statements as income taxes;

- new accounting standards or interpretations of such standards; or

- results of examinations by the Internal Revenue Service ("IRS"), state, and foreign tax or other governmental authorities.

The IRS and other tax authorities regularly examine our income tax returns and other non-income tax returns, such as payroll, sales, use, value-added, net worth or franchise, property, goods and services, consumption, import, stamp, and excise taxes, in both the United States and foreign jurisdictions. The calculation of our provision for income taxes and our accruals for other taxes requires us to use significant judgment and involves dealing with uncertainties in the application of complex tax laws and regulations. In determining the adequacy of our provision for income taxes, we regularly assess the potential settlement outcomes resulting from income tax examinations. However, the final outcome of tax examinations, including the total amount payable or the timing of any such payments upon resolution of these issues, cannot be estimated with certainty. In addition, we cannot be certain that such amount will not be materially different from the amount that is reflected in our historical income tax provisions and accruals for other taxes. Should the IRS or other tax authorities assess additional taxes, penalties or interest as a result of a current or a future examination, we may be required to record charges to operations in future periods that could have a material impact on our results of operations, financial position or cash flows in the applicable period or periods.

Forecasts of our annual effective tax rate are complex and subject to uncertainty because our income tax position for each year combines the effects of estimating our annual income or loss, the mix of profits and losses earned by us and our subsidiaries in tax jurisdictions with a broad range of income tax rates, as well as benefits from available deferred tax assets, the impact of various accounting rules, our interpretations of changes in tax laws and results of tax audits. Forecasts of our annual effective tax rate do not include the anticipation of future tax law changes. In addition, we report for certain tax benefits from stock-based compensation in the period the stock compensation vests or is settled, which may cause increased variability in our quarterly effective tax rates. If there were a material difference between forecasted and actual tax rates, it could have a material impact on our results of operations.

Tax laws, regulations, and compliance practices are evolving and may have a material adverse effect on our results of operations, cash flows and financial position.

The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially affect our results of operations, cash flows and financial position. In addition, there are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Governments are increasingly focused on ways to increase tax revenues, particularly from multinational corporations, which may lead to an increase in audit activity and harsher positions taken by tax authorities. We are currently subject to tax audits in various jurisdictions and these jurisdictions may assess additional tax liabilities against us.

In July 2025, the United States enacted significant tax legislation commonly referred to as the One Big Beautiful Bill Act (the "OBBBA"). The OBBBA makes permanent many provisions of the Tax Cuts and Jobs Act of 2017 and introduces additional changes affecting individuals and businesses. The issuance of additional regulatory or accounting guidance related to the OBBBA or other executive or Congressional actions in the United States or globally could materially affect our tax obligations and significantly impact our effective tax rate in the period such guidance is issued or such actions take effect, and in future periods.

Our effective tax rate could also be materially affected by the Organisation for Economic Co-operation and Development's (the "OECD"), the European Commission's and other certain major jurisdictions' heightened interest in and taxation of large multinational companies. For instance, the OECD has enacted model rules for a new global minimum tax framework ("BEPS Pillar Two"), and various governments around the world have enacted, or are in the process of enacting, legislation on these rules. These developments in tax laws and regulations, and compliance with these rules, could have a material adverse effect on our results of operations, cash flows and financial position.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct integrated operations internationally through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries and between our subsidiaries and us. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms' length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. Such reallocations may subject us to interest and penalties that would increase our consolidated tax liability, and could adversely affect our financial condition, results of operations, and cash flows.

New and evolving AI, privacy, and data protection laws and regulations, and the risks and costs of compliance or noncompliance, could adversely affect our business.

The regulatory framework for privacy and data security matters around the world is rapidly evolving and is likely to remain volatile for the foreseeable future. We are subject to privacy and data security obligations in the United States, United Kingdom, European Union and other foreign jurisdictions relating to the collection, use, sharing, retention, security, transfer and other handling of personal data about individuals, including our users and employees around the world. Data protection, consumer protection and privacy laws may differ, conflict and be interpreted and applied inconsistently, from country to country. In many cases, these laws apply not only to user data, employee data and third-party transactions, but also to transfers of personal data between or among ourselves, our subsidiaries, and other parties with which we have commercial relations, in addition to methods of communication and consent for such communication. These laws continue to develop in the U.S. and around the globe, including through regulatory and legislative action and judicial decisions, in ways we cannot predict and that may harm our business. For example, Quebec's data protection law took effect in September 2023 and is fully in force, and updates to Canadian federal privacy legislation are pending. India passed the Digital Personal Data Protection Act, which was enacted in 2023 with implementing rules and guidance continuing to develop. In addition, the United States, through the Federal Communications Commission, has adopted and begun enforcing enhanced lead generation "robot-text" and "robo-calls" regulations under the Telephone Consumer Protection Act (TCPA). These regulations include heightened consent, disclosure and recordkeeping requirements for certain automated and semi-automated communications, and their scope and interpretation continue to evolve through regulatory guidance and judicial decisions. Compliance with these requirements could impact our organization's corporate go-to-market sales initiatives, as well as certain feature sets in our current product stack.

Any failure to comply with applicable laws, regulations or contractual obligations may harm our business, results of operations and financial condition. If we are subject to an investigation or litigation or suffer a breach of security of personal data, we may incur costs or be subject to forfeitures and penalties that could reduce our profitability. Compliance with these laws may restrict our ability to provide services to our customers that they may find to be valuable.

The General Data Protection Regulation ("GDPR") became effective in May 2018 in the EU, and a separate but substantially similar data protection regime applies in the United Kingdom. The GDPR and UK GDPR apply to personal data collected in the context of all of our activities conducted from an establishment in the European Union and United Kingdom, related to products and services offered to individuals in the European Union and United Kingdom or related to the monitoring of individuals' behavior in Europe or the United Kingdom, imposes a range of significant compliance obligations regarding the handling of personal data. These obligations include requirements relating to lawful bases for processing, transparency, data subject rights, data security, breach notification, cross-border data transfers and accountability. Actions required to comply with these obligations depend in part on how particular and strict regulators interpret and apply them and continue to evolve through regulatory guidance and judicial decisions. If we fail to comply with the GDPR, or if regulators assert we have failed to comply with the GDPR, we may be subject to, for example, regulatory enforcement actions that can result in monetary penalties of up to 4% of our annual worldwide revenue or EUR 20 million (whichever is higher), orders restricting or prohibiting data processing, private lawsuits, class actions, regulatory orders to stop processing and delete data, and reputational damage. In June 2021, the European Commission published new versions of the Standard Contractual Clauses, which are used as a legal cross-border mechanism allowing companies to transfer/allow access to personal data outside the European Economic Area. Use of the previous versions of the Standard Contractual Clauses is no longer allowed. Also in June 2021, the European Data Protection Board finalized its recommendations regarding supplemental transfer measures to protect personal data during cross-border transfers. We must incur costs and expenses to comply with these requirements, which may impact the cross-border transfer of personal data throughout our organization and to/from third parties. In some circumstances, data localization requirements or restrictions on cross-border data transfers in certain jurisdictions may further limit our ability to transfer personal data or require changes to our technical, contractual or business practices.

Further, U.S. states continue to adopt new laws or amend existing laws related to data privacy, requiring attention to frequently changing regulatory requirements. For example, the California Consumer Privacy Act of 2018 ("CCPA") requires businesses to provide specific disclosures in their privacy notices and honor residents' privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although certain data processed in specific contexts may be exempt from the CCPA, efforts to comply with the CCPA may increase our annual compliance costs and subject us to potential liability with respect to other personal information we may maintain about California residents. In addition, the California Privacy Rights Act of 2020 ("CPRA"), which became operative on January 1, 2023, expanded the CCPA's requirements, extending it to cover personal information of business representatives and employees and the CPRA established a new regulatory agency to implement and enforce the law. Other states, such as Virginia, Nevada, Connecticut, Utah, Texas, Colorado, Oregon, Montana, Iowa, Indiana, Tennessee, Delaware, and New Jersey, have enacted comprehensive privacy laws that have taken effect or are scheduled to take effect, and similar laws are being considered in several other states, as well as at the federal and local levels, which impose similar obligations to those in the CCPA. These laws may increase our potential liability related to our data processing activities, complicate our compliance efforts, and increase both legal risk and compliance costs for us and the third parties upon whom we rely.

Compliance with the GDPR, the U.S. state consumer privacy laws, and other current and future applicable U.S. and international privacy, data protection, cybersecurity, artificial intelligence and other data-related laws can be costly and time-consuming. Complying with these varying requirements could cause us to incur substantial costs and/or require us to change our business practices in a manner adverse to our business. Violations of applicable data and privacy-related laws can result in significant penalties that could adversely affect our business, financial condition, reputation, and results of our operations. Furthermore, conflicting requirements across applicable privacy and data security laws may complicate our compliance efforts and increase both legal risk and compliance costs for us and the third parties upon whom we rely.

Australia has amended its Privacy Act, increasing the maximum penalties available for serious or repeated data breaches from AUD 2.2 million to the greater of: (i) AUD 50 million; (ii) three times the value of any benefit obtained through misuse of the information; or (iii) 30% of a company's adjusted turnover in the relevant period.

We also may be bound by additional, more stringent contractual obligations relating to our collection, use and disclosure of personal data or may find it necessary or desirable to join industry or other self-regulatory bodies or other privacy or security related organizations that require compliance with their rules pertaining to privacy and data protection.

We post on our websites our privacy notices and practices concerning the collection, use, sharing, disclosure, deletion and retention of our user data. Any failure, or perceived failure, by us to comply with our posted privacy notices or with any regulatory requirements or orders or other federal, state or international privacy-related laws and regulations, including the GDPR, CCPA and CPRA, could result in proceedings or actions against us by governmental entities or others (e.g., class action plaintiffs), subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and adversely affect our business. We may also experience security breaches, which may result in a violation of these laws and give rise to regulatory enforcement and/or private litigation.

In addition to the influx of privacy and data protection law, AI has become a topic of discussion across the United States and globally. In the United States, states have either passed laws or have utilized existing laws to implement policies and rules governing the use of AI as it relates to the personal data of individuals and decision-making. For example, the California Privacy Protection Agency has adopted and continues to refine regulations governing automated decision-making technologies pursuant to its authority under the CCPA, with compliance obligations for automated decision-making technology planned to begin in 2027 under the final regulations. At the federal level, the United States government has affirmed its ability to regulate AI through, but not limited to, existing laws such as the Federal Trade Commission Act, the federal rulemaking process through various federal agencies, and Presidential Executive Orders. In addition, the United States Congress is actively and continuously introducing laws governing AI and data protection with the expectation that such laws will regulate AI systems while providing protection for individuals within the United States, although the timing, scope and substance of any such legislation remain uncertain. Globally, countries have been proactive in implementing laws and regulations concerning AI. For example, the European Union's AI Act ("EU AI Act") was adopted by the European Union and entered into force on August 1, 2024, which provides for a compliance centered around a risk-based approach taking into account the implementation and use of the AI system. Other countries, such as Canada, Australia, the United Kingdom, have adopted or have proposed laws, regulations, standards, and guidance related to AI and automated decision-making, which may impose additional compliance obligations, restrict certain uses of AI, increase our compliance costs, and adversely affect our business.

The EU AI Act is considered the world's first comprehensive legal framework on AI, and will impose new obligations regarding transparency, oversight, and accountability on entities providing, deploying, distributing, importing, or manufacturing AI systems. Notably, the AI Act applies to providers who place or put into service AI systems on the EU market, even if they are not themselves established or located within the EU.

Compliance with the ever-changing AI landscape could result in substantial costs or require changes in business practices, with violations resulting in significant penalties.

Our internal computer systems, or those of any third-party with whom we do business may fail or suffer a cybersecurity incident, such as a data breach or computer virus, which could harm our business by damaging our reputation, exposing us to liability, adversely impacting our revenue, or materially disrupting our operations.

We rely on our information technology systems and infrastructure to manage our business. In addition, we receive, process, store, and transmit, data of others. Unauthorized access to our (or any third party with whom we do business) computer systems or stored data could result in theft or improper disclosure of personal or confidential information or other sensitive data, the deletion or modification of records, or could cause interruptions in our operations. Cybersecurity threats include, but are not limited to, ransomware attacks, phishing attempts, and the exploitation of software vulnerabilities to gain access to our information technology environment, and cybersecurity risks increase when we transmit information from one location to another, including transmissions over the Internet or other electronic networks. Despite our existing security measures and our commitment to implementing and continually improving our cybersecurity posture to mitigate the risk of a cybersecurity incident, we cannot guarantee that such incidents will not occur to us or any third-party with whom we do business. A cybersecurity incident, even if promptly addressed, may harm our reputation, damage our brand, and erode trust. Our systems, and those of any third-party with whom we do business, may also be vulnerable to software viruses, stolen, misplaced, or lost data, programming and/or human errors, or other similar events that may disrupt our operations or expose personal and confidential information.

Moreover, in the event of a cybersecurity incident, we may face investigations, legal actions, including class action litigation, regulatory inquiries, and regulatory enforcement actions. We may also be subject to fines, consent orders, or mandated corrective actions that could have a material adverse impact on our operations and financial position. If such an event were to occur and cause material interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, and our competitive position could be harmed.

Certain data breaches must be reported to affected individuals and various government and/or regulatory agencies, including under U.S. federal and state laws, and requirements of non-U.S. jurisdictions, including the GDPR, Canadian law, and other foreign laws. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of others, whether by us or a third-party, could: (i) subject us to civil and criminal penalties; (ii) have a negative impact on our reputation; or (iii) expose us to liability to third parties or government authorities.

Notifications and follow-up actions related to a data security incident could impact our reputation and cause us to incur significant costs, including significant legal expenses and remediation costs. We expect to incur significant costs in an effort to detect and prevent security incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security incident. However, we cannot guarantee that we will be able to detect or prevent any such incidents, or that we can remediate any such incidents in an effective or timely manner. Our efforts to improve security and protect data from compromise may also identify previously undiscovered instances of data breaches or other cybersecurity incidents. To the extent that any data breach, disruption or security incident were to result in any loss, destruction, or alteration of, damage, unauthorized access to or inappropriate or unauthorized disclosure or dissemination of, our data, including personal data, or other information that is processed or maintained on our behalf, we could be exposed to litigation and governmental investigations and inquiries, and we could be subject to significant fines or penalties for any noncompliance with applicable state, federal, and foreign privacy and security laws, rules, regulations, and standards.

Any failure to comply with governmental export and import control laws and regulations could adversely affect our business.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our applications are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls. Exports of our applications must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including: the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities. In addition, changes in our applications or changes in applicable export or import regulations may create delays in the introduction and sale of our applications in international markets, prevent our customers with international operations from deploying our applications, or, in some cases, prevent the export or import of our applications to certain countries, governments, or persons altogether. Any change in export or import regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our applications, or in our decreased ability to export or sell our applications to existing or potential customers with international operations. Any decreased use of our applications or limitation on our ability to export or sell our applications would likely adversely affect our business.

Furthermore, we incorporate encryption technology into certain of our applications. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our applications or could limit our customers' ability to implement our applications in those countries. Encrypted applications and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export approval for our applications, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our applications, including with respect to new releases of our applications, may create delays in the introduction of our applications in international markets, prevent our customers with international operations from deploying our applications throughout their globally-distributed systems or, in some cases, prevent the export of our applications to some countries altogether.

Moreover, U.S. export control laws and economic sanctions programs prohibit the shipment of certain products and services to countries, governments, and persons that are subject to U.S. economic embargoes and trade sanctions. Even though we take precautions to prevent our applications from being shipped or provided to U.S. sanctions targets, our applications and services could be shipped to those targets or provided by third parties despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm.

Risks Related to Ownership of Our Common Stock

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, if they publish negative evaluations of our stock, or if we fail to meet the expectations of analysts, the price of our stock and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If few analysts commence coverage of us, the trading price of our stock would likely decrease if one or more of the analysts covering our business downgrade their evaluation of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline. Furthermore, if our operating results fail to meet analysts' expectations our stock price would likely decline.

Because we do not expect to pay any dividends on our common stock for the foreseeable future, our investors may never receive a return on their investment.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, our ability to pay cash dividends is currently limited by the terms of our existing Credit Facility (as defined herein), which prohibits our payment of dividends on our capital stock without prior consent, and any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock, which could negatively impact the market price and liquidity of our common stock and our ability to access the capital markets.

Our common stock is listed on the NASDAQ Global Market, or Nasdaq. In order to maintain this listing, we must satisfy the continued listing requirements and standards of Nasdaq, including a minimum closing bid price requirement for our common stock of $1.00 per share. On February 12, 2026, our common stock closed below the $1.00 per share minimum price. If our common stock closes below $1.00 per share for 30 consecutive trading days, we expect to receive a deficiency notice from Nasdaq. Upon receipt of such notice, we would generally have 180 calendar days to regain compliance by achieving a closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days, subject to Nasdaq's discretion.

If we are unable to regain compliance within the applicable cure period, including any available extension, our common stock would be subject to delisting from Nasdaq. A delisting could significantly reduce the liquidity and market price of our common stock, limit investors' ability to buy and sell our common stock, reduce analyst coverage, and negatively affect our ability to access the capital markets or complete strategic transactions on favorable terms, or at all. Delisting could also trigger certain contractual provisions or investor concerns that may further adversely affect us.

If the closing bid price of our common stock continues to trade below $1.00 per share, we may consider implementing a reverse stock split to attempt to regain compliance. However, a reverse stock split would require stockholder approval, and there can be no assurance that our stockholders would approve such a proposal or that a reverse stock split, if effected, would result in our regaining or maintaining compliance with Nasdaq's continued listing requirements.

Anti-takeover provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our board of directors or management and, therefore, depress the trading price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated, will contain provisions that may depress the market price of our common stock by acting to discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove members of our board of directors or our management. These provisions include the following:

- our certificate of incorporation provides for a classified board of directors with staggered three-year terms so that not all members of our board of directors are elected at one time;

- directors may be removed by stockholders only for cause;

- our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- special meetings of our stockholders may be called only by our Chief Executive Officer, our board of directors or holders of not less than the majority of our issued and outstanding capital stock limiting the ability of minority stockholders to take certain actions without an annual meeting of stockholders;

- our stockholders may not act by written consent unless the action to be effected and the taking of such action by written consent are approved in advance by our board of directors and, as a result, a holder, or holders, controlling a majority of our capital stock would generally not be able to take certain actions without holding a stockholders' meeting;

- our certificate of incorporation prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates;

- stockholders must provide timely notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at an annual meeting of stockholders and, as a result, these provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us; and

- our board of directors may issue, without stockholder approval, shares of undesignated preferred stock, making it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock from engaging in certain business combinations with us.

Any provision of our certificate of incorporation and bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock. The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Pursuant to the terms of the Purchase Agreement (as defined herein), we have issued shares of our Series A Preferred Stock that ranks senior to our common stock in priority of distribution rights and rights upon our liquidation, dissolution or winding up and has additional corporate governance rights.

In 2022, we entered into a Securities Purchase Agreement (the "Purchase Agreement") to issue and sell at closing 115,000 shares of Series A Preferred Stock, at a price of $1,000 per share (the "Initial Liquidation Preference") for an aggregate purchase price of $115.0 million. As of December 31, 2025, all 115,000 shares of Series A Preferred Stock outstanding. The holders of the Series A Preferred Stock are entitled to dividends payable quarterly in arrears, which may be paid, at our option, in cash or by increasing the Liquidation Preference (as defined below) of each share of Series A Preferred Stock by the amount of the applicable dividend. The holders of Series A Preferred Stock (each, a "Holder" and collectively, the "Holders") will be entitled to dividends (i) at the rate of 4.5% per annum until but excluding the seven year anniversary of the Closing, and (ii) at the rate of 7% per annum on and after the seven year anniversary of the Closing. Our ability to pay cash dividends is subject to the restrictions under our existing credit agreement. The Series A Preferred Stock has no mandatory conversion feature and is a perpetual security. Although we have the ability to redeem the shares of Series A Preferred Stock beginning on the date that is seven years from the closing date, we may be unable to do so at that time, and we will be forced to pay the higher dividend rate of 7% per annum until the time that the holders of Series A Preferred Stock convert their shares into shares of common stock or we obtain sufficient capital to redeem the Series A Preferred Stock.

The Series A Preferred Stock ranks senior to our common stock with respect to distribution rights and rights upon our liquidation, dissolution or winding up, on parity with any class or series of our capital stock expressly designated as ranking on parity with the Series A Preferred Stock with respect to distribution rights and rights upon our upon liquidation, dissolution or winding up, junior to any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock with respect to distribution rights and rights upon our upon liquidation, dissolution or winding up and junior in right of payment to our existing and future indebtedness. Further, upon our liquidation, dissolution or winding up, holders of our Series A Preferred Stock will receive a distribution of our available assets before common stockholders in an amount equal to (i) the Initial Liquidation Preference, plus (ii) any accrued and unpaid dividends on such share of Series A Preferred Stock to, but excluding, the date of payment of such amounts (the "Liquidation Preference").

The holders of Series A Preferred Stock generally are entitled to vote with the holders of our common stock on all matters submitted for a vote of holders of our common stock (voting together with the holders of our common stock as one class) on an as-converted basis. In addition, so long as the original purchaser and its affiliates beneficially own in the aggregate at least 5% of the shares of our common stock on a fully diluted basis including the shares of common stock issuable upon conversion of shares of Series A Preferred Stock, the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a single class, are entitled to nominate and elect one individual to serve on our board of directors. In addition, the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, will have the right to elect, for so long as the Purchaser and its affiliates own in the aggregate at least 10% of the shares of Series A Preferred Stock (or common stock into which it is convertible) outstanding as of the Closing, one non-voting observer to our board of directors. Such governance rights may grant the holders of our Series A Preferred Stock additional control rights, which may impact our ability to run our business, and may adversely affect the trading price of our common stock. Upon issuance of the Series A Preferred Stock, holders of our common stock experienced dilution of both economic and voting rights, and, because we may pay dividends in kind by increasing the liquidation value of each share of Series A Preferred Stock, holders of common stock will be further diluted at each regular dividend payment date.

The fundamental change redemption feature of our Series A Preferred Stock may make it more difficult for a party to take over our company or discourage a party from taking over our company.

Upon a "Fundamental Change" (involving a change of control as further described in the certificate of designation governing our Series A Preferred Stock), each holder of Series A Preferred Stock shall have the right to require us to redeem all or any part of the holder's Series A Preferred Stock for an amount equal to greater of (i) the sum of 105% of the Liquidation Preference and a customary make-whole amount, and (ii) the amount that such Holder would have received had such Holder, immediately prior to such "Fundamental Change," converted the Holder's Series A Preferred Stock into common stock, without regard to the Issuance Limitation. The mandatory redemption option conferred to holders of our Series A Preferred Stock upon certain events constituting a Fundamental Change (involving a change of control) under the Series A Preferred Stock, may have the effect of discouraging a third party from making an acquisition proposal for our company or of delaying, deferring or preventing certain change of control transactions of our company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests.

We have entered into the 2024 Tax Benefit Preservation Plan, which may not protect the future availability of the Company's tax assets in all circumstances and which could delay or discourage takeover attempts that some shareholders may consider favorable.

As of December 31, 2025, we had approximately $216.7 million of NOLs as well as other tax attributes that could be available in certain circumstances to reduce future U.S. corporate income tax liabilities. Pursuant to Section 382 ("Section 382") of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations issued thereunder, a corporation that undergoes an "ownership change" is subject to limitations on its use of its existing NOL and interest expense carryforwards and certain other tax attributes (collectively, "Tax Assets"), which can be utilized in certain circumstances to offset future U.S. tax liabilities. Generally, an "ownership change" occurs if the percentage of our stock owned by one or more "five percent stockholders" increases by more than fifty percentage points over the lowest percentage of stock owned by such stockholders at any time during the prior three-year period or, if sooner, since the last "ownership change" experienced by Upland. In the event of such an "ownership change," Section 382 imposes an annual limitation on the amount of post-change taxable income a corporation may offset with pre-change Tax Assets. Similar rules apply in various U.S. state and local jurisdictions. However, with respect to the substantial majority of our Tax Assets potentially available for use (as described in the risk factor above "*Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.*"), while we have in recent years experienced significant changes in the ownership of our stock, we do not believe we have undergone an "ownership change" that would limit our ability to use these Tax Assets. However, there can be no assurance that the Internal Revenue Service will not challenge this position.

As part of the 2024 Tax Benefit Preservation Plan, our Board of Directors declared a dividend of one preferred stock purchase right for each outstanding share of Common Stock payable as of June 15, 2024. See "*Note 12. Stockholders' Deficit*" for additional information on the terms and operation of the 2024 Tax Benefit Preservation Plan. By adopting the 2024 Tax Benefit Preservation Plan, we are seeking to protect our ability to use our NOLs and other tax attributes to offset potential future income tax liabilities. Our ability to use such NOLs and other tax attributes would be substantially limited if we experience an "ownership change," as defined in Section 382. the 2024 Tax Benefit Preservation Plan is intended to make it more difficult for us to undergo an ownership change by deterring any person from acquiring 4.9% or more of the outstanding shares of stock without the approval of our Board. However, there can be no assurance that the 2024 Tax Benefit Preservation Plan will prevent an "ownership change" from occurring for purposes of Section 382, and events outside of our control and which may not be subject to the 2024 Tax Benefit Preservation Plan, such as sales of our stock by certain existing shareholders, may result in such an "ownership change" in the future. While we currently have a full valuation allowance against our NOLs and other historic Tax Assets for financial accounting purposes, if we have undergone or in the future undergo an ownership change that applies to our Tax Assets, our ability to use those Tax Assets could be substantially limited after the ownership change, and this limit could have a substantial adverse effect on our cash flows and financial position. The 2024 Tax Benefit Preservation Plan will expire on June 4, 2027, unless earlier terminated.

While the 2024 Tax Benefit Preservation Plan is not, and a future tax benefit preservation plan will not be, principally intended to prevent a takeover, it may have an anti-takeover effect because an "acquiring person" thereunder may be diluted upon the occurrence of a triggering event. Accordingly, the 2024 Tax Benefit Preservation Plan or a future tax benefit preservation plan may complicate or discourage a merger, tender offer, accumulations of substantial blocks of our stock, or assumption of control by a substantial holder of our securities. The 2024 Tax Benefit Preservation Plan or a future tax benefit preservation plan should not interfere with any merger or other business combination approved by the Board of Directors. Because the Board of Directors may consent to certain transactions, the 2024 Tax Benefit Preservation Plan gives, and a future tax benefit preservation plan is expected to give, our Board of Directors significant discretion to act in the best interests of shareholders.

General Risks

An epidemic, pandemic or contagious disease and measures intended to prevent the spread of such an event could adversely affect our business, results of operations and financial condition.

We face risks related to an epidemic, pandemic or contagious disease which has impacted, and in the future could impact, the markets in which we operate and could have a material adverse effect on our business, results of operations and financial condition. The impact of an epidemic, pandemic or other health crisis and measures to prevent the spread of such an event could materially and adversely affect our business in a number of ways. For example, existing and potential customers may choose to reduce or delay technology spending in response, or attempt to renegotiate contracts and obtain concessions, which could materially and negatively impact our operating results, financial condition and prospects.

Adverse economic conditions may reduce our customers' ability to spend money on information technology or software, or our customers may otherwise choose to reduce their spending on information technology or software, which may adversely impact our business.

Our business depends on the overall demand for information technology and software spend and on the economic health of our current and prospective customers. If worldwide economic conditions become unstable, including as a result of protectionism and nationalism, other unfavorable changes in economic conditions, such as inflation, rising interest rates, a U.S. government default on its obligations or a recession, and other events beyond our control, such as changes in trade policy, economic sanctions, natural disasters, results of global epidemics, pandemics, or contagious diseases, political instability, and global conflicts and uncertainty, then our existing customers and prospective customers may re-evaluate their decision to purchase our applications. Weak global economic conditions or a reduction in information technology or software spending by our customers could harm our business in a number of ways, including longer sales cycles and lower prices for our applications.

The market price of our common stock may be volatile, which could result in substantial losses for investors.

The market price of our common stock could be subject to significant fluctuations. Some of the factors that may cause the market price of our common stock to fluctuate include:

- actual or anticipated changes in the estimates of our operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

- price and volume fluctuations in the overall equity markets from time to time;

- significant volatility in the market price and trading volume of comparable companies;

- changes in the market perception of software generally or in the effectiveness of our applications in particular;

- disruptions in our services due to computer hardware, software or network problems;

- announcements of technological innovations, new products, strategic alliances or significant agreements by us or by our competitors;

- announcements of new customer agreements or upgrades and customer downgrades or cancellations or delays in customer purchases;

- litigation involving us;

- our ability to successfully consummate and integrate acquisitions;

- investors' general perception of us;

- recruitment or departure of key personnel;

- sales of our common stock by us or our stockholders;

- fluctuations in the trading volume of our shares or the size of our public float; and

- general economic, legal, industry and market conditions and trends unrelated to our performance.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. If we were to become involved in securities litigation, it could result in substantial costs, divert management's attention and resources from our business and adversely affect our business.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity represents a critical component of our overall approach to risk management. Our customers expect us to protect their data and the impact of not doing so has financial, reputational, and regulatory implications. Disruptions caused by cyberattacks, data breaches, or system compromises can impact our business operations and financial performance. We maintain a global presence, with cybersecurity threat operations functioning 24/7 with the specific goal of identifying, preventing and mitigating cybersecurity threats and responding to cybersecurity incidents in accordance with established plans.

Cybersecurity risks are among the core enterprise risks that are subject to oversight by our Audit Committee and ultimately, our Board of Directors (the "Board") where that oversight and review takes place at a regular cadence through quarterly reports. Our Security & Compliance Team ("S&C Team") has established policies, procedures, and controls to protect information assets, mitigate risks, and ensure compliance with relevant laws and regulations. The S&C Team regularly reviews and updates security practices, and stays updated on emerging threats, best practices, and evolving regulatory requirements to adapt Upland's security measures accordingly.

Risk Management and Strategy

A key part of our strategy for managing risks from cybersecurity threats is the ongoing assessment and testing of processes and practices through auditing, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee, the Board, and, if needed, we adjust our cybersecurity policies, standards, processes and practices based on the information provided by the assessments, audits and reviews.

The Company's Chief Security Officer ("CSO") and the S&C Team, work collaboratively across Upland to implement a program designed to protect our customer's data and our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents. To facilitate the success of this program, multidisciplinary teams throughout Upland are deployed to address cybersecurity threats and to respond to cybersecurity incidents in accordance with our incident response and recovery plans. Through the ongoing communications from these teams, the Chief Security Officer monitors the prevention, detection, mitigation and remediation of cybersecurity incidents in real time, and reports such incidents to Senior Leadership and the Audit Chair when appropriate.

In addition, we have established a Security Incident Response, Disaster Recover, and Business Continuity Team ("SIRT/DR/ BCP") led by the CSO and consisting of (i) President, Chief Executive Officer, (ii) Chief Product and Operating Officer, (iii) Chief Financial Officer, and others. When any defined incident occurs, the SIRT/DR/BCP team convenes to drive a remediation plan based on its security incidence response escalation process designed to contain potential incidents, investigate the root causes and corrective action required, notify relevant stakeholders and determine reporting requirements.

Governance

The CSO is the member of management that is principally responsible for overseeing our cybersecurity risk management program, in partnership with other business leaders across Upland. Our CSO has held leadership positions in information security for over 30 years, including serving as Chief Security Officer of large public and private organizations, with a high focus on data security. Team members that support the CSO and our information security program have relevant educational and industry experience, including holding a Masters in Cyber Security and Certified Information Systems Security Professional certifications.

The Audit Committee receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding such incident until it has been addressed. On a quarterly basis, the Audit Committee discusses our approach to cybersecurity risk management with the CSO and management. This discussion may include reports on cybersecurity risks, which address a wide range of topics including, for example, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties.

We utilize a cross-functional approach to address the risk from cybersecurity threats, involving management personnel from our technology, operations, legal, risk management, internal audit and other key business functions, as well as the members of the Board and the Audit Committee in an ongoing dialogue regarding cybersecurity threats and incidents, while also implementing controls and procedures for the escalation of cybersecurity incidents pursuant to established thresholds so that decisions regarding the disclosure and reporting of such incidents can be made by management in a timely manner.

Item 2.   Properties

Our principal corporate offices are located in Austin, Texas, where we occupy approximately 10,385 square feet of space under a lease that expires January 2033. We also lease other office facilities domestically, some of which we sublease, located in New Hampshire, Nebraska, North Carolina, Ohio, and Texas. Internationally, we lease office space in Australia, Canada, India, Israel, Malaysia, Netherlands, Romania and the United Kingdom. We believe that our properties are generally suitable to meet our needs for the foreseeable future.

Item 3.   Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that we believe would, individually or taken together, have a material adverse effect on our business, operating results, financial condition, or cash flows. See *Note 9. Commitments and Contingencies*.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Market, or Nasdaq, under the symbol "UPLD".

As of March 2, 2026, the last reported sales price of our common stock on the Nasdaq Global Market was $0.88 and there were 28 stockholders of record of our common stock, including Broadridge Financial Solutions, Inc., which holds shares of our common stock on behalf of an indeterminable number of beneficial owners.

We have never declared or paid dividends on our common stock. We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings will be used for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors. In addition, the terms of our loan facility currently restrict our ability to pay dividends.

Performance Graph

Notwithstanding any statement to the contrary in any of our filings with the SEC, the following information shall not be deemed "filed" with the SEC or "soliciting material" under the Exchange Act and shall not be incorporated by reference into any such filings irrespective of any general incorporation language contained in such filing.

The following graph compares the total cumulative stockholder return on our common stock with the total cumulative return of the Nasdaq Computer Technology Index (the "Computer Technology Index") and the S&P 500 Composite Index during the period commencing on December 31, 2020 and ending on December 31, 2025. The graph assumes a $100 investment at the beginning of the period in our common stock, the stocks represented in the S&P 500 Composite Index and the stocks represented in Computer Technology Index, and reinvestment of any dividends. The Computer Technology Index is designed to represent a cross section of widely-held U.S. corporations involved in various phases of the computer industry. The Computer Technology Index is market-value (capitalization) weighted, based on the aggregate market value of its component stocks. Historical stock price performance should not be relied upon as an indication of future stock price performance.

Comparison of Cumulative Total Return of Upland Software, Inc.



Recent Sales of Unregistered Securities

None

Issuer Purchases of Equity Securities

On August 15, 2025, the Board of Directors authorized a stock repurchase program (the "2025 Share Repurchase Plan" as defined in *Note 12. Stockholders' Deficit*) in the aggregate amount of up to $10,000,000 (inclusive of any taxes payable as a result of such repurchase). The authorization does not have a specified expiration date. Accordingly, unless terminated earlier by resolution of the Board, the 2025 Share Repurchase Plan will expire when the Company has repurchased all shares authorized for repurchase thereunder. The Company is not obligated to acquire any particular amount of Common Stock and may modify or suspend the repurchases at any time in the Company's discretion.

The following table provides information about purchases of equity securities that are registered by the Company pursuant to Section 12 of the Exchange Act during the three months ended December 31, 2025.

Period		Total number of shares purchased	Average price paid per share (1)	Total number of shares purchased as part of the publicly announced plan	Maximum approximate dollar value of shares that may yet be purchased under the plan
10/1/2025 - 10/31/2025		—	—	—	$ 9,862,718
11/1/2025 - 11/30/2025		—	—	—	$ 9,862,718
12/1/2025 - 12/31/2025	(2)	87,546	$ 1.49	—	$ 9,862,718
		87,546		—	

(1) Average price paid per share excludes commission costs and excise taxes associated with the above mentioned repurchases.

(2) The total number of shares repurchased includes 87,546 shares withheld from employees to satisfy the statutory withholding tax liability upon the vesting of share-based awards.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in "Item 1A. Risk Factors." See "Part 1 - Special Note Regarding Forward Looking Statements".

Overview

We have established a library of diverse, cloud-based software applications under the Upland brand that address specific digital transformation needs. Our solutions help enterprises unlock critical knowledge, automate content workflows, and drive measurable ROI—enhancing customer and employee experiences while supporting regulatory compliance. More than 1,100 enterprise customers rely on Upland to solve complex challenges and provide a trusted path for AI adoption.

Sunset Assets and Divestitures

In connection with periodic reviews of our business, we decided to discontinue the availability of certain non-strategic product offerings and a limited number of non-strategic customer contracts (collectively referred to as "Sunset Assets"). As a result of the discontinuation of these Sunset Assets, we established end of life targets and reduced certain expenditures related to the sales and marketing of the Sunset Assets. It is possible that during future reviews of our business we may determine to add additional non-strategic product offerings or non-strategic customer contracts to Sunset Assets or remove certain product offerings or customer contracts from the classification of Sunset Assets. In either case, we will adjust the revenues attributable to Sunset Assets for the then current period and properly reflect the year over year change for such addition or removal.

During 2025 we completed divestitures of certain product lines in order to streamline and focus our business. These divestitures had the effect of reducing revenue and expense in the near term. In conjunction with these divestitures, we terminated a legacy vendor contract related to out-sourced research and development. As a result of this termination, we believe we are able to efficiently use our R&D Center of Excellence and reduce overall R&D costs while maintaining our development capacity and product competitiveness.

Components of Operating Results

Revenue

Subscription and support revenue. We derive our subscription revenue from fees paid to us by our customers for use of our cloud-based applications. We recognize the revenue associated with subscription agreements ratably over the term of the agreement as the customer receives and consumes the benefits of the cloud services through the contract period. Our subscription agreements typically have terms of one to three years.

Our support revenue consists of maintenance fees associated with our perpetual licenses and hosting fees paid to us by our customers. Typically, when purchasing a perpetual license, a customer also purchases maintenance for which we charge a fee, priced as a percentage of the perpetual license fee. Maintenance agreements include the right to support and unspecified upgrades. We recognize the revenue associated with maintenance ratably over the term of the contract. In limited instances, at the customer's option, we may host the software purchased by a customer under a perpetual license on systems at our third-party data centers.

Perpetual license revenue. Perpetual license revenue reflects the revenue recognized from sales of perpetual licenses to new customers and additional perpetual licenses to existing customers. We generally recognize the license fee portion of the arrangement up-front at a point in time when the software is made available to the customer.

Professional services revenue. Professional services revenue consists of fees related to implementation, data extraction, integration and configuration and training on our applications. We generally recognize the revenue associated with these professional services over time as services are performed. Revenues for fixed price services are generally recognized over time applying input methods to estimate progress to completion. Revenues for consumption-based services are generally recognized as the services are performed.

Cost of Revenue

Cost of product revenue. Cost of product revenue consists primarily of hosting costs, personnel-related costs of our customer success and cloud operations teams, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, and allocated overhead, as well as software license fees, internet connectivity, depreciation expenses, amortization of acquired intangible assets, specifically developed technology, as a result of business combination purchase accounting adjustments and pass-through costs directly related to delivering our applications. We expect that cost of revenues may increase in the future depending on the growth rate of our new customers and billings and our need to support the implementation, hosting and support of those new customers. We intend to continue to invest additional resources in expanding the delivery capability of our applications. As we add hosting infrastructure capacity and support personnel in advance of anticipated growth, our cost of product revenue will increase, and if such anticipated revenue growth does not occur, our product gross profit will be adversely affected both in terms of absolute dollars and as a percentage of total revenues in any particular quarterly or annual period. Our cost of product revenue is generally expensed as the costs are incurred. Acquired developed technology is valued using a cost-to-recreate approach and is generally amortized over a four- to nine-year period.

Cost of professional services revenue. Cost of professional services revenue consists primarily of personnel-related costs, including salaries, benefits, bonuses, payroll taxes, stock-based compensation and allocated overhead, as well as the costs of contracted third-party vendors and reimbursable expenses. As most of our personnel are employed on a full-time basis, our cost of professional services revenue is largely fixed in the short-term, while our professional services revenue may fluctuate, leading to fluctuations in professional services gross profit. We expect that cost of professional services as a percentage of total revenues could fluctuate from period to period depending on the level of our professional services business, the timing of sales of applications, and any associated costs relating to the delivery of services. Our cost of professional services revenue is generally expensed as costs are incurred.

Operating Expenses

Our operating expenses are classified into six categories: sales and marketing, research and development, general and administrative, depreciation and amortization, acquisition and divestiture related expenses and impairment of goodwill and other intangibles.

Sales and marketing. Sales and marketing expenses primarily consist of personnel-related costs for our sales and marketing staff, including salaries, benefits, deferred commission amortization, bonuses, payroll taxes, stock-based compensation and allocated overhead, as well as costs of promotional events, corporate communications, online marketing, product marketing and other brand-building activities. Sales commissions earned by our sales force, and related payroll taxes, are considered incremental and recoverable costs of obtaining a contract with a customer. Deferred commissions and other costs for a particular customer agreement for initial contracts are amortized over the expected life of the customer relationships while deferred commissions related to contract renewals are amortized over average renewal term. Sales commissions, and related payroll taxes, are earned when the initial customer contract is signed and upon any renewal as our obligation to pay a sales commission arises at these times. Sales and marketing expenses may fluctuate as a percentage of total revenues for a variety of reasons including the timing of such expenses, in any particular quarter or annual period.

Research and development. Research and development expenses primarily consist of personnel-related costs of our research and development staff, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, and allocated overhead. Research and development costs related to the development of our software applications are generally recognized as incurred. We have devoted our product development efforts primarily to enhancing the functionality, and expanding the capabilities, of our applications. Investment tax credits are included as a reduction of research and development costs. Investment tax credits are recorded in the year in which the research and development costs of the capital expenditures are incurred, provided that we are reasonably certain that the credits will be received. The investment tax credit must be examined and approved by the tax authorities, and it is possible that the amounts granted will differ from the amounts recorded.

General and administrative. General and administrative expenses primarily consist of personnel-related costs for our executive, administrative, accounting and finance, information technology, legal, accounting and human resource staff, including salaries, benefits, bonuses, payroll taxes, stock-based compensation, allocated overhead, professional fees and other corporate expenses. General and administrative expenses may fluctuate as a percentage of revenue, and over time we expect that general and administrative expenses will decrease as a percent of revenue due to operational efficiencies.

Depreciation and amortization. Depreciation and amortization expenses primarily consist of depreciation and amortization of acquired intangible assets, specifically customer relationships and trade names, as a result of business combination purchase accounting adjustments.

Acquisition and divestiture related expenses. Acquisition and divestiture related expenses are transaction related expenses such as commissions, banker fees, legal and professional fees, and insurance costs. These expenses may also include transformational expenses such as severance, compensation for transitional personnel, office lease terminations and vendor cancellations. These expenses can vary based on the size, timing and location of each transaction. See "*Note 15. Divestitures*" in the notes to our consolidated financial statements for more information regarding current divestiture related expenses.

Impairment of goodwill and other intangibles. Goodwill impairment is recognized on a non-recurring basis when the carrying value of the Company (which is our only reporting unit) exceeds the estimated fair value of the Company as determined by reference to a number of factors and assumptions, including the spot closing price of our common stock as of a certain reporting or measurement date. We assess goodwill for impairment annually on October 1st, or more frequently when an event occurs which could cause the carrying value of the Company to exceed the estimated fair value of the Company. We periodically review the estimated useful lives of our identifiable intangible assets, taking into consideration any events or circumstances that might result in either a diminished fair value or revised useful life. See "*Note 4. Goodwill and Other Intangible Assets*" in the notes to our consolidated financial statements for more information regarding our impairment charges. We will continue to evaluate goodwill and other intangibles for impairment in future periods.

Total Other Expense

Total other expense consists primarily of amortization of debt issuance costs over the term of the related term loan, revaluation of foreign subsidiaries, interest expense on outstanding debt, partially offset by amounts recognized related to our interest rate derivatives and interest income on our interest-bearing cash balances held in money market accounts. In addition, gains/losses on divested assets that meet the definition of a business under ASC 805 are included in total other expense.

Income Taxes

Because we have not generated domestic net income in any period to date, we have recorded a full valuation allowance against our domestic net deferred tax assets, exclusive of tax deductible goodwill. We have historically not recorded any significant provision for U.S.federal or state income taxes, other than deferred taxes related to tax deductible goodwill and current taxes in certain separate company filing states and states in which loss carryforwards do not fully offset taxable income. The balance of the tax benefit (provision) for the years ended December 31, 2025, 2024 and 2023, outside of tax deductible goodwill and current taxes in separate filing states, is related to foreign income taxes, primarily operations of our subsidiaries in Canada and Ireland, and to the release of valuation allowances associated with acquisitions of domestic entities with a benefit generated in the UK and Australia fully offset by valuation allowances. Realization of any of our domestic deferred tax assets depends upon future earnings, the timing and amount of which are uncertain. Based on analysis of acquired net operating losses, utilization of our net operating losses will be subject to annual limitations due to the ownership change rules under the Internal Revenue Code of 1986, as amended, or the Code, and similar state provisions. In the event we have subsequent changes in ownership, the availability of net operating losses and research and development credit carryovers could be further limited.

Results of Operations

Consolidated Statements of Operations Data

The following tables set forth our results of operations for the specified periods, as well as our results of operations for the specified periods as a percentage of revenue. The period-to-period comparisons of results of operations are not necessarily indicative of results for future periods (*dollars in thousands, except share and per share data*).

| | Year Ended December 31, | | | | | |
| | **2025** | | **2024** | | **2023** | |
	Amount	Percent of Revenue	Amount	Percent of Revenue	Amount	Percent of Revenue
Revenue:						
Subscription and support	$ 205,073	95%	$ 260,685	95%	$ 281,554	95%
Perpetual license	5,280	2%	5,837	2%	6,077	2%
Total product revenue	210,353	97%	266,522	97%	287,631	97%
Professional services	6,523	3%	8,272	3%	10,221	3%
Total revenue	216,876	100%	274,794	100%	297,852	100%
Cost of revenue:						
Subscription and support [1][2]	50,882	23%	76,037	28%	88,894	30%
Professional services and other	3,876	2%	5,055	2%	7,467	2%
Total cost of revenue	54,758	25%	81,092	30%	96,361	32%
Gross profit	162,118	75%	193,702	70%	201,491	68%
Operating expenses:						
Sales and marketing [1]	44,113	20%	66,301	24%	64,342	22%
Research and development [1]	36,511	17%	47,365	17%	49,375	17%
General and administrative [1]	38,025	18%	49,463	18%	61,264	21%
Depreciation and amortization	26,850	12%	45,622	17%	58,614	20%
Acquisition and divestiture related expenses	9,720	5%	19	—%	3,060	—%
Impairment of goodwill and other intangibles	2,469	1%	87,227	32%	128,755	43%
Total operating expenses	157,688	73%	295,997	108%	365,410	123%
Income (loss) from operations	4,430	2%	(102,295)	(38)%	(163,919)	(55)%
Other expense:						
Interest expense, net	(15,785)	(7)%	(8,939)	(3)%	(18,684)	(6)%
Loss on divestitures of businesses	(24,364)	(11)%	—	—%	—	—%
Loss on debt extinguishment	(2,301)	(1)%	—	—%	—	—%
Other expense, net	(652)	(1)%	1,142	—%	236	—%
Total other expense	(43,102)	(20)%	(7,797)	(3)%	(18,448)	(6)%
Loss before benefit from (provision for) income taxes	(38,672)	(18)%	(110,092)	(41)%	(182,367)	(61)%
Benefit from (provision for) income taxes	(232)	—%	(2,640)	—%	2,493	1%
Net loss	(38,904)	(18)%	(112,732)	(41)%	(179,874)	(60)%
Preferred stock dividends	(5,848)	(3)%	(5,592)	(2)%	(5,347)	(2)%
Net loss attributable to common stockholders	$ (44,752)	(21)%	$ (118,324)	(43)%	$ (185,221)	(62)%
Net loss per common share:						
Loss from continuing operations per common share, basic and diluted	$ (1.56)		$ (4.26)		$ (5.77)	
Weighted-average common shares outstanding, basic and diluted	28,615,649		27,789,248		32,074,906	

[1] Includes stock-based compensation as detailed below and under *Note 12. Stockholders' Deficit - Stock-Based Compensation*.

[2] Includes amortization expense as detailed below.

Comparison of Years Ended December 31, 2025 and December 31, 2024

Revenue

	Year Ended December 31,			
	2025	**2024**	**Change**	
	Amount	Amount	Amount	% Change
	(dollars in thousands)			
Revenue:				
Subscription and support	$ 205,073	$ 260,685	$ (55,612)	(21)%
Perpetual license	5,280	5,837	(557)	(10)%
Total product revenue	210,353	266,522	(56,169)	(21)%
Professional services	6,523	8,272	(1,749)	(21)%
Total revenue	$ 216,876	$ 274,794	$ (57,918)	(21)%

Subscription and support revenue was $205.1 million in the year ended December 31, 2025, compared to $260.7 million in the year ended December 31, 2024, a decrease of $55.6 million, or 21%. The decrease is primarily due to the expected declines in subscription and support revenue related to divested product lines and Sunset Assets of $53.1 million and $3.3 million, respectively. These decreases are offset by an increase in subscription and support revenue of $0.8 million related to our core product lines.

Perpetual license revenue was $5.3 million in the year ended December 31, 2025, compared to $5.8 million in the year ended December 31, 2024, a decrease of $0.5 million, or 10%. The decrease is attributable to decreases in customer purchases of on-premise software of $0.1 million in divested product lines, $0.1 million in Sunset Assets and $0.3 million related to core product lines.

Professional services revenue was $6.5 million in the year ended December 31, 2025, compared to $8.3 million in the year ended December 31, 2024, a decrease of $1.7 million, or 21% due to fewer implementation services provided in the year ended December 31, 2025. Professional services revenue related to our divested product lines decreased by $0.6 million and Sunset Assets decreased by $0.1 million while professional services revenue related to our core product lines decreased by $1.0 million.

Cost of Revenue

	Year Ended December 31,			
	2025	**2024**	**Change**	
	Amount	Amount	Amount	% Change
	(dollars in thousands)			
Cost of revenue:				
Subscription and support [(1)]	$ 50,882	$ 76,037	$ (25,155)	(33)%
Professional services	3,876	5,055	(1,179)	(23)%
Total cost of revenue	54,758	81,092	(26,334)	(32)%
Gross profit	$ 162,118	$ 193,702	$ (31,584)	(16)%
[(1)] Includes amortization and stock-based compensation expense as follows:				
Amortization	$ 5,287	$ 9,364	$ (4,077)	(44)%
Stock-based compensation	$ 420	$ 765	$ (345)	(45)%

Cost of subscription and support revenue was $50.9 million in the year ended December 31, 2025, compared to $76.0 million in the year ended December 31, 2024, a decrease of $25.1 million, or 33%. The decrease related to divested product lines was $22.3 million attributable to $6.1 million of infrastructure costs, $9.4 million of variable telecom carrier costs, $4.2 million of personnel costs and $2.6 million of non-cash amortization of divested intangibles. The decrease related to Sunset assets was $1.1 million total attributable to reduced infrastructure costs of $0.4 million, reduced personnel costs of $0.6 million and reduced non-cash amortization of intangibles of $0.1 million. The remaining decrease of $1.8 million related to a reduction of $1.4 million in non-cash amortization of intangibles, a decrease of $0.5 million personnel costs, and $0.3 million in professional services offset with an increase in $0.4 million of infrastructure costs in our on-going product lines.

Cost of professional services revenue was $3.9 million in the year ended December 31, 2025, compared to $5.1 million in the year ended December 31, 2024, a decrease of $1.2 million, or 23%. The decrease in cost of professional services was comprised of a decrease in personnel-related expenses of $0.5 million in our divested product lines, $0.1 million in our Sunset Assets and $0.6 million in our on-going product lines.

Operating Expenses

Sales and Marketing Expense

	Year Ended December 31,			
	2025	2024	Change	
	Amount	Amount	Amount	% Change
	(dollars in thousands)			
Sales and marketing	$ 44,113	$ 66,301	$ (22,188)	(33)%
Includes stock-based compensation as follows:				
Stock-based compensation	$ 448	$ 1,512	$ (1,064)	(70)%

Sales and marketing expense was $44.1 million in the year ended December 31, 2025, compared to $66.3 million in the year ended December 31, 2024, a decrease of $22.2 million, or 33%. The decrease related to divested product lines was $12.9 million comprised of $11.5 million in personnel-related costs and $1.4 million in marketing and other spend. The remaining decrease was related to decreases of $0.2 million in costs related to our Sunset Assets, and $9.1 million related to declines in personnel-related costs including non-cash stock-based compensation, facility costs, and marketing spend in our on-going product lines.

Research and Development Expense

	Year Ended December 31,			
	2025	2024	Change	
	Amount	Amount	Amount	% Change
	(dollars in thousands)			
Research and development	$ 36,511	$ 47,365	$ (10,854)	(23)%
Includes stock-based compensation as follows:				
Stock-based compensation	$ 785	$ 2,095	$ (1,310)	(63)%

Research and development expense was $36.5 million in the year ended December 31, 2025, compared to $47.4 million in the year ended December 31, 2024, a decrease of $10.9 million, or 23%. The decrease in research and development expense is primarily attributable to a $7.0 million decrease in personnel-related costs in our divested product lines, a $0.3 million decrease in personnel-related costs in our Sunset Assets and a $3.6 million decrease in personnel-related costs including stock-based compensation in our remaining product lines. These decreases reflect the termination of our out-sourced research and development contract and the continued use of our efficient India Center of Excellence.

General and Administrative Expense

	Year Ended December 31,			
	2025	2024	Change	
	Amount	Amount	Amount	% Change
	(dollars in thousands)			
General and administrative	$ 38,025	$ 49,463	$ (11,438)	(23)%
Includes stock-based compensation as follows:				
Stock-based compensation	$ 7,455	$ 10,898	$ (3,443)	(32)%

General and administrative expense was $38.0 million in the year ended December 31, 2025, compared to $49.5 million in the year ended December 31, 2024, a decrease of $11.5 million, or 23%. This decrease is due to a decrease of $9.7 million related to our on-going product lines comprised of decreases of $7.4 million in personnel-related costs, $0.4 million in office lease expense and $1.9 million in legal and accounting professional fees. The remainder of the decrease was related to a $0.3 million decrease in personnel-related costs in our Sunset Assets and a $1.5 million decrease related to our divested product lines combined with the effects of divestiture-related transition services agreements which ended in July 2025.

Depreciation and Amortization Expense

	Year Ended December 31,			
	2025	2024	Change	
	Amount	Amount	Amount	% Change
	(dollars in thousands)			
Depreciation and amortization:				
Depreciation	$ 955	$ 1,222	$ (267)	(22)%
Amortization	25,895	44,400	(18,505)	(42)%
Total depreciation and amortization	$ 26,850	$ 45,622	$ (18,772)	(41)%

Depreciation and amortization expense was $26.9 million in the year ended December 31, 2025, compared to $45.6 million in the year ended December 31, 2024, a decrease of $18.7 million, or 41%. $17.9 million of the decrease resulted from the decline in amortization from intangible assets associated with the divested product lines, $0.6 million from Sunset assets, and $0.2 million related to intangible assets related to our ongoing product lines becoming fully amortized.

Acquisition and Divestiture related Expenses

	Year Ended December 31,			
	2025	2024	Change	
	Amount	Amount	Amount	% Change
	(dollars in thousands)			
Acquisition and divestiture related expenses	$ 9,720	$ 19	$ 9,701	*NM

*NM - Not meaningful.

Acquisition and divestiture related expenses were $9.7 million in the year ended December 31, 2025, compared to nominal amounts for the year ended December 31, 2024, an increase of $9.7 million. Divestiture related expenses in 2025 consisted of $2.6 million in professional services fees related to the divestitures completed during the year ended December 31, 2025. We also recorded a one-time termination fee and other cancellation costs of $5.5 million in 2025 related to a legacy vendor contract for out-sourced research and development. Additional costs included severance of $1.0 million and $0.6 million of license, data center and other fees. Acquisition and divestiture related expenses were immaterial in 2024 as no acquisitions or divestitures occurred during 2023 or 2024.

Impairment of goodwill and other intangibles

	Year Ended December 31,			
	2025	2024	Change	
	Amount	Amount	Amount	% Change
	(dollars in thousands)			
Impairment of goodwill and other intangibles	$ 2,469	$ 87,227	$ (84,758)	(97)%

During the year ended December 31, 2025, we identified a triggering event related to certain intangible assets related to divestitures and performed a valuation of certain long-lived assets in accordance with ASC 360. As a result of the valuation, we recorded $2.5 million of impairment expense related to certain intangible assets.

As a result of declines in our stock price during the year ended December 31, 2024, we performed a goodwill impairment evaluation which resulted in a goodwill impairment of $87.2 million in 2024.

Other Expense, net

	Year Ended December 31,			
	2025	2024	Change	
	Amount	Amount	Amount	% Change
	(dollars in thousands)			
Other Expense:				
Interest expense, net	$ (15,785)	$ (8,939)	$ (6,846)	77%
Loss on divestitures of businesses	(24,364)	—	(24,364)	NM
Loss on debt extinguishment	(2,301)	—	(2,301)	NM
Other expense, net	(652)	1,142	(1,794)	(157)%
Total other expense	$ (43,102)	$ (7,797)	$ (35,305)	453%
*NM - Not meaningful.				

Interest expense, net was $15.8 million in the year ended December 31, 2025, compared to $8.9 million for the year ended December 31, 2024, an increase of $6.9 million, or 77%. The increase in interest expense is primarily attributable to the effects of our interest rate derivatives which reduced interest expense, net by $23.7 million in 2024 but only reduced interest expense, net by $7.9 million in 2025. The effects of the interest rate derivatives were offset by decreased cash interest expense of $14.8 million due to the reduction of outstanding debt from 2024 to 2025. In addition, interest income declined by $6.4 million in 2025 compared to 2024 due to lower cash and cash equivalents. Other changes in interest expense, net were due to changes in amortization of debt costs.

Loss on divestitures of businesses was $24.4 million in the year ended December 31, 2025 as compared to nil in the year ended December 31, 2024. During 2025, we divested multiple product lines in order to focus on our higher margin and higher growth potential product lines. No such divestitures occurred in 2024.

Loss on debt extinguishment was $2.3 million in the year ended December 31, 2025 compared to nil in the year ended December 31, 2024. The non-cash loss on debt extinguishment was the result of the replacement of our previous credit facility with our new credit facility. As a result of paying down our previous credit facility, we were required to expense $2.3 million of remaining unamortized debt discount on our previous term loan. No debt was extinguished in 2024.

Other expense, net was $0.7 million in the year ended December 31, 2025, compared to other income, net of $1.1 million in the year ended December 31, 2024, a change of $1.8 million. The change in other expense is primarily due to foreign currency exchange fluctuations.

Provision for Income Taxes

| | Year Ended December 31, | | | |
| | 2025 | 2024 | Change | |
	Amount	Amount	Amount	% Change
	(dollars in thousands)			
Provision for income taxes	$ (232)	$ (2,640)	$ 2,408	(91)%
Effective income tax rate	0.6 %	2.4 %		

Expense from income taxes was $0.2 million in the year ended December 31, 2025, compared to $2.6 million in the year ended December 31, 2024, a decrease in expense from income taxes of $2.4 million, or 91%. This decrease was related primarily to the the tax benefit recorded upon the current year divestiture in Ireland which was offset by increased tax expense in Canada.

Comparison of Years Ended December 31, 2024 and December 31, 2023

For a comparison of the years ended December 31, 2024 and 2023 refer to "*Item 7. Management's Discussion and Analysis*" in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 12, 2025.

Key Metrics and Non-GAAP Financial Measures

In addition to the GAAP financial measures described in "*Results of Operations*" above, we regularly review the following key metrics and non-GAAP financial measures to evaluate and identify trends in our business, measure our performance, prepare financial projections and make strategic decisions (*in thousands, except percentages*):

| | As of December 31, | | |
	2025	2024	2023
Other Financial Data (unaudited):			
Annualized recurring revenue value at year-end	$ 165,931	$ 225,620	$ 242,136
Annual net dollar retention rate	96%	96%	95%
Adjusted EBITDA	$ 58,012	$ 55,638	$ 64,438

Key Metrics

Annualized recurring revenue value at year-end

We define annualized recurring revenue ("ARR") as the value as of December 31 that equals the monthly value of our recurring revenue under support and subscription contracts excluding month-to-month contracts measured as of December 31 multiplied by 12. This measure excludes the revenue value of uncontracted overage fees, on-demand or monthly usage service fees. As a metric, ARR mitigates fluctuations in revenue recognition due to certain factors, including contract term and the sales mix of recurring revenue contracts and perpetual licenses. ARR does not have any standardized meaning and may not be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenues and deferred revenues and is not intended to be combined with or to replace either of those elements of our financial statements. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our clients.

Our ARR was $165.9 million, $225.6 million and $242.1 million as of December 31, 2025, 2024 and 2023, respectively.

Annual net dollar retention rate

We measure our ability to grow and retain ARR from existing clients using a metric we refer to as our annual net dollar retention rate. We define annual net dollar retention rate as of December 31 as the aggregate ARR as of December 31 from those customers that were also customers as of December 31 of the prior fiscal year, divided by the aggregate ARR value from all customers as of December 31 of the prior fiscal year. This measure excludes the revenue value of uncontracted overage fees, on-demand service fees, and our Sunset Assets.   For purposes of calculating our annual net dollar retention rate as of December 31, 2025, ARR attributable to the divested businesses has been excluded from both the current and prior fiscal year amounts used in the calculation.

Our annual net dollar retention rate was 96%, 96% and 95% as of December 31, 2025, 2024 and 2023, respectively.

Non-GAAP Financial Measures

Adjusted EBITDA

We monitor Adjusted EBITDA to help us evaluate the effectiveness and efficiency of our operations. We define Adjusted EBITDA as net loss, calculated in accordance with GAAP, adjusted for depreciation and amortization expense, net interest expense, loss on debt extinguishment, net other expense, benefit from (provision for) income taxes, stock-based compensation expense, acquisition and divestiture related expenses, non-recurring litigation costs, purchase accounting, deferred revenue discount, loss on divestitures of businesses and impairment of goodwill and other intangible assets.

Adjusted EBITDA is a non-GAAP financial measure that our management believes provides useful information to management, investors and others in understanding and evaluating our operating results for the following reasons:

- Adjusted EBITDA is widely used by our investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company depending upon their financing, capital structures and the method by which assets were acquired;

- Our management uses Adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, in the preparation of our annual operating budget, as a measure of our operating performance, to assess the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance because Adjusted EBITDA eliminates the impact of items that we do not consider indicative of our core operating performance;

- Adjusted EBITDA provides more consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our operations and also facilitates comparisons with other companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

- Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.

The use of Adjusted EBITDA as an analytical tool has limitations such as:

- Adjusted EBITDA should not be considered as an alternative to net loss or any other measure of financial performance calculated and presented in accordance with GAAP.

- Impairment of goodwill and other intangible assets and depreciation and amortization are non-cash charges, and the assets being depreciated or amortized, which contribute to the generation of revenue, will often have to be replaced in the future and Adjusted EBITDA does not reflect cash requirements for such replacements; however, much of the depreciation and amortization relates to amortization of acquired intangible assets, as well as the goodwill as a result of business combination purchase accounting adjustments, which will not need to be replaced in the future;

- Adjusted EBITDA may not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

- Adjusted EBITDA does not reflect the potentially dilutive impact of stock-based compensation;

- Adjusted EBITDA does not reflect interest or tax payments that could reduce cash available for use; and,

- other companies, including companies in our industry, might calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider Adjusted EBITDA together with other financial performance measures, including various cash flow metrics, net loss and our other GAAP results.

The following table presents a reconciliation of Net loss from continuing operations to Adjusted EBITDA for each of the periods indicated (in thousands).

	Year Ended December 31,		
	2025	**2024**	**2023**
	(dollars in thousands)		
Net loss	$ (38,904)	$ (112,732)	$ (179,874)
Depreciation and amortization expense	32,137	54,986	71,985
Interest expense (income), net	15,785	8,939	18,684
Loss on debt extinguishment	2,301	—	—
Other expense, net	652	(1,142)	(236)
Benefit from (provision for) income taxes	232	2,640	(2,493)
Stock-based compensation expense	9,108	15,270	22,874
Acquisition and divestiture related expenses	9,720	19	3,060
Non-recurring litigation costs	35	187	1,126
Purchase accounting deferred revenue discount	113	244	557
Loss on divestitures of businesses	24,364	—	—
Impairment of goodwill and other intangibles	2,469	87,227	128,755
Adjusted EBITDA	$ 58,012	$ 55,638	$ 64,438

Core Organic Growth Rate

We use Core Organic Growth Rate as a key performance measure to assess our consolidated operating performance over time and for planning and forecasting purposes. Core Organic Growth Rate is the percentage change between two reported periods in subscription and support revenue, excluding subscription and support revenue from Sunset Assets, subscription and support revenue from divestitures, and Overage Charges, each as defined below. We calculate our year-over-year Core Organic Growth Rate as though all acquisitions or dispositions closed as of the end of the latest period were closed as of the first day of the prior year period presented. Core Organic Growth Rate does not represent actual organic revenue generated by our business as it stood at the beginning of the respective period.

For the three-month period ended December 31, 2025, our Core Organic Growth Rate was negative 0.1%.

Core Organic Growth Rates are not necessarily indicative of either future results of operations or actual results that might have been achieved had certain Sunset Asset classifications not been made or had certain acquisitions or dispositions been consummated on the first day of the prior year period presented. We believe that this metric is useful to management and investors in analyzing our financial and operational performance period-over-period along with evaluating the growth of our business normalized for the impact of acquisitions and dispositions, as well as adjusting for the exclusion of Sunset Assets and non-committed Overage Charges.

Related Defined Terms

Overage Charges are subscription and support revenues earned in addition to contractual minimum customer commitments as a result of the usage volume of services including text and e-mail messaging and third-party pass-through costs that exceed the levels stipulated in contracts with the Company.

The following table represents a reconciliation of total revenue, the most comparable GAAP measure, to core organic revenue for each of the periods indicated.

| | Three Months Ended December 31, | |
	2025	2024
	(dollars in thousands)	
Reconciliation of total revenue to core organic revenue:		
Total revenue	$ 49,312	$ 68,027
Less:		
Perpetual license revenue	1,313	1,531
Professional services revenue	1,300	2,164
Subscription and support revenue from Sunset Assets	2,124	2,848
Subscription and support revenue from divestitures	—	15,408
Overage Charges	217	1,668
Core organic revenue	$ 44,358	$ 44,408

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from operating activities, the raising of capital including sales of our common stock and our convertible preferred stock, and borrowings under our Credit Facilities (as hereinafter defined). We believe that current cash and cash equivalents and cash flows from operating activities will be sufficient to fund our operations for at least the next twelve months.

The following table summarizes our liquidity for the periods indicated:

| | Year Ended December 31, | |
	2025	2024
	(dollars in thousands)	
Cash, cash equivalents and restricted cash	$ 30,024	$ 57,052
Available borrowings from our Revolving Facility	30,000	—
Total Liquidity	$ 60,024	$ 57,052

The $27.0 million decrease in cash and cash equivalents from December 31, 2024 to December 31, 2025 was due primarily to the $55.2 million reduction of our outstanding debt and payment of fees related to the debt refinance of $7.1 million offset with cash inflows from operations of $25.8 million, and $9.8 million of proceeds divestitures of businesses.

Our cash and cash equivalents held by our foreign subsidiaries was $10.0 million as of December 31, 2025. If these funds held by our foreign subsidiaries are repatriated, we would be required to accrue and pay U.S. taxes. However, our intent is to either permanently reinvest these funds outside the U.S. or use these funds to repay certain long-term intercompany loans. We do not provide for federal income taxes on the undistributed earnings of our foreign subsidiaries.

As of December 31, 2025 and 2024, we had a working capital deficits of $18.5 million and $2.0 million respectively.

Credit Facility

On July 25, 2025, we entered into a Credit Agreement with (i) a new $240.0 million, six-year term loan and (ii) a $30.0 million revolving credit facility maturing in July 2031. We used the proceeds of the term loan, together with cash on hand, including proceeds from the sale of our interest rate swaps, to redeem all of our prior existing Term Loans. The proceeds of loans under the revolving credit facility will be used for working capital and other general corporate purposes. No amounts have been drawn on the revolving credit facility as of December 31, 2025. At December 31, 2025, the floating interest rate was 9.7%. As of December 31, 2025, we were in compliance with all covenants under the Credit Agreement.

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,	
	2025	**2024**
	(dollars in thousands)	
Consolidated Statements of Cash Flow Data:		
Net cash provided by operating activities	$ 25,800	$ 24,239
Net cash provided by (used in) investing activities	8,800	(882)
Net cash used in financing activities	(63,446)	(202,307)
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash	1,818	(557)
Change in cash, cash equivalents and restricted cash	(27,028)	(179,507)
Cash, cash equivalents and restricted cash, beginning of period	57,052	236,559
Cash, cash equivalents and restricted cash, end of period	$ 30,024	$ 57,052

Cash Flows from Operating Activities

Cash provided by operating activities is significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business. Our working capital consists primarily of cash, receivables from customers, prepaid assets, unbilled professional services, deferred commissions, accounts payable, accrued compensation and other accrued expenses, lease liabilities and deferred revenues. The volume of professional services rendered, the volume and timing of customer bookings and contract renewals, and the related timing of collections and renewals on those bookings, as well as the timing of spending commitments and payments of our accounts payable, accrued expenses, accrued payroll and related benefits, all affect these account balances.

Cash provided by operating activities was $25.8 million for 2025 compared to $24.2 million for 2024, an increase of $1.6 million. This increase in operating cash flow is generally attributable to differences in non-cash adjustments to net loss and timing differences in changes in working capital.

A substantial source of cash is invoicing for subscriptions and support fees in advance, which is recorded as deferred revenue, and is included on our consolidated balance sheets as a liability. Deferred revenue consists of the unearned portion of booked fees for our software subscriptions and support and for professional services, which is amortized into revenue in accordance with our revenue recognition policy. We assess our liquidity, in part, through an analysis of new subscriptions invoiced, expected cash receipts on new and existing subscriptions, and our ongoing operating expense requirements.

Cash Flows from Investing Activities

Historically, our investing activities have consisted of routine purchases of office equipment. Other activities, such as divestitures of businesses including the collections on a note receivable from divested product lines, and purchases of other fixed assets, may affect our cash flows from investing activities in such periods as these transactions occur.

Cash provided by investing activities was $8.8 million for 2025 compared to cash used of $0.9 million for 2024, a change of $9.7 million. During 2025, the Company divested of certain products and received cash proceeds of $9.8 million. Other cash proceeds consisted $0.3 million in collections on the note receivable related to divestitures. Cash used in investing activities consisted of purchases of leasehold improvements and equipment of $1.4 million for 2025 compared to $0.9 million of purchases of property and equipment for 2024.

Cash Flows from Financing Activities

Historically, our primary financing activities have consisted of capital raises, proceeds from debt obligations, repayments of our debt obligations, share repurchases and share based employee payroll tax payment activity.

Cash used in financing activities was $63.4 million in 2025 compared to $202.3 million in 2024, a decrease in cash used of $138.9 million. Cash used in financing activities decreased primarily due to $55.2 million in payments on our outstanding debt in 2025 compared to $188.4 million in payments made in 2024 and less cash used in repurchases of Common Stock which totalled $0.1 million in 2025 as compared to $11.0 million in 2024. These decreases in cash used for financing activities were partially offset by additional cash paid for lender fees and debt issuance costs in 2025 of $7.1 million as compared to $0.4 million in 2024.

Contractual Payment Obligations

The following table summarizes our future contractual obligations as of December 31, 2025 (in thousands):

	Next 12 Months	Beyond 12 Months	Total
Debt Obligations [1]	$ 8,872	$ 229,628	$ 238,500
Interest on Debt Obligations [2]	22,921	99,979	122,900
Operating Lease Obligations [3]	1,053	2,355	3,408
Purchase Commitments [4]	9,597	30,652	40,249
Total	$ 42,443	$ 362,614	$ 405,057

(1)   Consists of contractual principal payments on our Credit Facility. See "*Liquidity and Capital Resources*" above for further discussion regarding our Credit Facility.

(2)   Future interest on debt obligations is calculated using the interest rate effective as of December 31, 2025. We have entered into interest rate derivatives to limit exposure to interest rate risk related to a portion of our debt. See "*Item 7A. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk*" for further discussion.

(3)   We lease office space under operating leases that expire between 2025 and 2033. Operating lease obligations above do not include the impact of future rental income related to agreements we have entered into to sublet excess office space as a result of our transformation activities.

(4)   We define a purchase commitment as an agreement that is enforceable and legally binding and that specifies all significant terms, including: fixed or minimum services to be used; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Obligations under contracts that we can cancel without a significant penalty are not included. In addition, purchase orders are not included as they represent authorizations to purchase rather than binding agreements.

The Company has purchase commitments related to hosting services, third-party technology used in the Company's solutions and for other services the Company purchases as part of normal operations. In certain cases these arrangements require a minimum annual purchase commitment.

Critical Accounting Policies and the Use of Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

While our significant accounting policies are more fully described in "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies*" in the notes to the consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K, we believe that the accounting policy discussed below is critical to understanding our historical and future performance, as this policy relates to a more significant area involving management's judgments and estimates.

Goodwill Impairment

We assess goodwill for impairment annually on October 1st, or more frequently when an event occurs which could cause the carrying value of the Company to exceed the estimated fair value of the Company.

As we operate as one reporting unit, the goodwill impairment evaluation is performed at the consolidated entity level by comparing the estimated fair value of the Company to its carrying value. We first assess qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying value. Qualitative factors considered include: industry and market considerations; macroeconomic conditions; and other relevant events and factors. Based on the qualitative assessment, if it is determined that it is more likely than not that the Company's fair value is less than its carrying value, then we perform a quantitative analysis using a fair-value-based approach to determine if the fair value of our reporting unit is less than its carrying value. Performing a quantitative goodwill impairment test includes the determination of the fair value of a reporting unit and involves significant estimates and assumptions. These estimates and assumptions include, among others, revenue growth rates and operating margins used to calculate projected future cash flows, weighted average cost of capital, and future economic and market conditions. See "*Note 4. Goodwill and Other Intangible Assets*" for more information.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our consolidated financial statements, refer to "*Note 2. Basis of Presentation and Summary of Significant Accounting Policies*" in the notes to the consolidated financial statements included in "*Part II—Item 8. Financial Statements and Supplementary Data*" of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. The statement of operations impact is mitigated by having an offsetting liability in deferred revenue to partially or completely offset against the outstanding receivable if an account should become uncollectible. Our cash balances are kept in customary operating accounts, a portion of which are insured by the Federal Deposit Insurance Corporation, and uninsured money market accounts. The majority of our cash balances are with top tier banks held in investment grade money market accounts and short term US treasury bills. We have not used, nor do we intend to use, derivatives for trading or speculative purposes.

Interest Rate Risk

Our exposure to market risk for changes in interest rates primarily relates to our cash equivalents in money market funds and our variable rate indebtedness.

The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This objective is accomplished currently by making diversified investments, consisting only of money market mutual funds and certificates of deposit. As of December 31, 2025, we had $18.6 million in money market mutual funds. Based on the Company's balance of money market mutual funds at December 31, 2025, a hypothetical change of 100 basis point could have resulted in a $0.2 million change in interest income for the year ended December 31, 2025.

Our Credit Agreement bears interest at the secured overnight financing rate, which shall not be less than 1.50%, plus a margin of 6.00% per annum (with step downs and a potential step up at specified leverage levels). We have an interest rate cap to limit the interest rate risk exposure and effectively cap the secured overnight financing rate on $120 million of our outstanding debt at 4.5% as described in *"Note 6. Debt.*

As of December 31, 2025, we had an outstanding balance of $238.5 million under our Credit Agreement that matures in July 2031. Based on the Company's outstanding balance of variable rate debt at December 31, 2025, a hypothetical change of 100 basis points could have resulted in a $1.1 million increase to total interest expense for the year ended December 31, 2025.

Foreign Currency Exchange Risk

Our customers are generally invoiced in the currency of the country in which they are located. In addition, we incur a portion of our operating expenses in foreign currencies, including Australian dollars, British pounds, Canadian dollars, Indian Rupees, Euros and Israeli New Shekels, and in the future, as we expand into other foreign countries, we expect to incur operating expenses in other foreign currencies. As a result, we are exposed to foreign exchange rate fluctuations as the financial results of our international operations and our revenue and operating results could be adversely affected. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exchange rate exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs, or illiquid markets. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would have resulted in a change in revenue of $6.0 million for the year ended December 31, 2025. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in foreign currency exchange rates.

The non-financial assets and liabilities of our foreign subsidiaries are translated into USD using the exchange rates in effect at the balance sheet date. The related translation adjustments are recorded in a separate component of stockholders' deficit in accumulated other comprehensive loss. We have foreign currency denominated intercompany loans. To the extent that repayment of the loans is not anticipated for the foreseeable future, the foreign currency gains (losses) resulting from remeasurement are recognized in accumulated other comprehensive loss in the consolidated statements of stockholders' deficit. Foreign currency translation gains and losses related to long-term intercompany loans that are payable in the foreseeable future are recorded in other expense, net in the consolidated statements of operations.

Item 8.   Financial Statements and Supplementary Data

UPLAND SOFTWARE, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)   53

Consolidated Balance Sheets   55

Consolidated Statements of Operations   56

Consolidated Statements of Comprehensive Loss   57

Consolidated Statements of Equity (Deficit)   58

Consolidated Statements of Cash Flows   59

Notes to Consolidated Financial Statements   60

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Upland Software, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Upland Software, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of goodwill for impairment

Description of the Matter   At December 31, 2025, the Company's goodwill balance was $260 million. As discussed in Note 2 to the consolidated financial statements, goodwill is tested at least annually for impairment, or more frequently when events or circumstances indicate that it is more likely than not that the Company's fair value is less than its carrying value. Estimating fair value in connection with this impairment evaluation involves the utilization of the discounted cash flow and guideline public company methods. As described in Note 4 to the consolidated financial statements, the Company performed a quantitative impairment evaluation during the quarter ended December 31, 2025, which did not result in goodwill impairment.

Auditing management's quantitative goodwill impairment evaluation was complex because the estimation of fair value under the income approach involves subjective management assumptions, including estimation of future revenue growth rates, operating margins, and weighted average cost of capital. Assumptions used in these valuation models are forward-looking, and changes in these assumptions can have a material effect on the determination of fair value.

How We Addressed the Matter in Our Audit   Our audit procedures to test the Company's impairment evaluation included, among others, assessing the valuation methodologies and significant assumptions discussed above and the underlying data used to develop such assumptions. For example, we compared the significant assumptions to current industry, market, and economic trends, to historical results of the Company and to other guideline companies within the same industry. We also assessed the historical accuracy of management's estimates and performed independent sensitivity analyses. We involved our valuation specialists to assist us in evaluating the methodologies and auditing the significant assumptions used to calculate the estimated fair values.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2013.

Austin, Texas

March 3, 2026

Upland Software, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)		December 31,	
		2025	**2024**
ASSETS			
Current assets:			
Cash and cash equivalents	$	29,398 $	56,426
Restricted cash		626	626
Accounts receivable, net of allowance for credit losses		25,603	38,647
Deferred commissions, current		5,660	8,361
Unbilled receivables		3,981	3,441
Income tax receivable, current		1,832	762
Prepaid expenses and other current assets		8,154	10,129
Total current assets		75,254	118,392
Tax credits receivable		863	951
Property and equipment, net		1,815	1,518
Operating lease right-of-use asset		1,713	1,364
Intangible assets, net		62,317	123,903
Goodwill		259,631	260,976
Deferred commissions, noncurrent		7,865	12,147
Interest rate derivatives		15	9,742
Other assets		3,704	529
Total assets	$	413,177 $	529,522
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT			
Current liabilities:			
Accounts payable	$	2,140 $	9,388
Accrued compensation		4,358	6,226
Accrued expenses and other current liabilities		3,938	6,876
Deferred revenue		74,768	93,706
Operating lease liabilities, current		817	1,000
Current maturities of notes payable (includes unamortized discount of $1,133 and $2,176 at December 31, 2025 and December 31, 2024, respectively)		7,739	3,224
Total current liabilities		93,760	120,420
Notes payable, less current maturities (includes unamortized discount of $4,961 and $1,280 at December 31, 2025 and December 31, 2024, respectively)		224,667	286,970
Deferred revenue, noncurrent		4,841	4,670
Operating lease liabilities, noncurrent		1,971	762
Noncurrent deferred tax liability, net		6,723	11,347
Other long-term liabilities		505	428
Total liabilities		332,467	424,597
Commitments and contingencies (*Note* 9)			
Mezzanine Equity:			
Series A Convertible Preferred stock, 0.0001 par value; 5,000,000 shares authorized: 115,000 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively		129,078	123,230
Stockholders' deficit:			
Common stock, $0.0001 par value; 75,000,000 shares authorized as of December 31, 2025 and December 31, 2024, respectively; 29,118,178 and 28,168,267 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively		3	3
Additional paid-in capital		607,275	605,286
Accumulated other comprehensive loss		(15,138)	(21,990)
Accumulated deficit		(640,508)	(601,604)
Total stockholders' deficit		(48,368)	(18,305)
Total liabilities, convertible preferred stock and stockholders' deficit	$	413,177 $	529,522

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue:			
Subscription and support	$ 205,073	$ 260,685	$ 281,554
Perpetual license	5,280	5,837	6,077
Total product revenue	210,353	266,522	287,631
Professional services	6,523	8,272	10,221
Total revenue	216,876	274,794	297,852
Cost of revenue:			
Subscription and support	50,882	76,037	88,894
Professional services and other	3,876	5,055	7,467
Total cost of revenue	54,758	81,092	96,361
Gross profit	162,118	193,702	201,491
Operating expenses:			
Sales and marketing	44,113	66,301	64,342
Research and development	36,511	47,365	49,375
General and administrative	38,025	49,463	61,264
Depreciation and amortization	26,850	45,622	58,614
Acquisition and divestiture related expenses	9,720	19	3,060
Impairment of goodwill and other intangibles	2,469	87,227	128,755
Total operating expenses	157,688	295,997	365,410
Income (loss) from operations	4,430	(102,295)	(163,919)
Other income (expense):			
Interest expense, net	(15,785)	(8,939)	(18,684)
Loss on divestitures of businesses	(24,364)	—	—
Loss on debt extinguishment	(2,301)	—	—
Other income (expense), net	(652)	1,142	236
Total other expense, net	(43,102)	(7,797)	(18,448)
Loss before benefit from (provision for) income taxes	(38,672)	(110,092)	(182,367)
Benefit from (provision for) income taxes	(232)	(2,640)	2,493
Net loss	$ (38,904)	$ (112,732)	$ (179,874)
Preferred stock dividends	(5,848)	(5,592)	(5,347)
Net loss attributable to common stockholders	$ (44,752)	$ (118,324)	$ (185,221)
Net loss per common share:			
Net loss per common share, basic and diluted	$ (1.56)	$ (4.26)	$ (5.77)
Weighted-average common shares outstanding, basic and diluted	28,615,649	27,789,248	32,074,906

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Comprehensive Loss

(in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Net loss	$ (38,904)	$ (112,732)	$ (179,874)
Other comprehensive income (loss):			
Unrealized foreign currency translation adjustment	6,526	(6,225)	2,685
Realized foreign currency gain	4,423	—	—
Unrealized translation gain (loss) on foreign currency denominated intercompany loans, net of taxes	3,872	(3,147)	4,096
Interest rate swaps, net of reclassifications into earnings	(7,969)	(18,786)	(11,723)
Other comprehensive income (loss):	$ 6,852	$ (28,158)	$ (4,942)
Comprehensive loss	$ (32,052)	$ (140,890)	$ (184,816)

See accompanying notes.

57

Upland Software, Inc.

Consolidated Statements of Equity (Deficit)

(*in thousands, except share amount*)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance at December 31, 2022	115,000	$ 112,291	32,221,855	$ 3	$ 606,755	$ 11,110	$ (308,998)	$ 308,870
Dividends accrued - Convertible Preferred Stock	—	5,347	—	—	(5,347)	—	—	(5,347)
Issuance of stock under Company plans, net of shares withheld for tax	—	—	931,652	—	(1,086)	—	—	(1,086)
Stock repurchases and retirements	—	—	(3,245,100)	—	(14,201)	—	—	(14,201)
Stock-based compensation	—	—	—	—	22,874	—	—	22,874
Foreign currency translation adjustment	—	—	—	—	—	2,685	—	2,685
Unrealized translation gain (loss) on foreign currency denominated intercompany loans	—	—	—	—	—	4,096	—	4,096
Interest rate swaps	—	—	—	—	—	(11,723)	—	(11,723)
Net loss	—	—	—	—	—	—	(179,874)	(179,874)
Balance at December 31, 2023	115,000	117,638	29,908,407	$ 3	$ 608,995	$ 6,168	$ (488,872)	$ 126,294
Dividends accrued - Convertible Preferred Stock	—	5,592	—	—	(5,592)	—	—	(5,592)
Issuance of stock under Company plans, net of shares withheld for tax	—	—	1,468,565	—	(2,591)	—	—	(2,591)
Stock repurchases and retirements	—	—	(3,208,705)	—	(10,796)	—	—	(10,796)
Stock-based compensation	—	—	—	—	15,270	—	—	15,270
Foreign currency translation adjustment	—	—	—	—	—	(6,225)	—	(6,225)
Unrealized translation gain (loss) on foreign currency denominated intercompany loans	—	—	—	—	—	(3,147)	—	(3,147)
Interest rate swaps	—	—	—	—	—	(18,786)	—	(18,786)
Net loss	—	—	—	—	—	—	(112,732)	(112,732)
Balance at December 31, 2024	115,000	$ 123,230	28,168,267	$ 3	$ 605,286	$ (21,990)	$ (601,604)	$ (18,305)
Dividends accrued - Convertible Preferred Stock	—	5,848	—	—	(5,848)	—	—	(5,848)
Issuance of stock under Company plans, net of shares withheld for tax	—	—	1,005,508	—	(1,134)	—	—	(1,134)
Stock repurchases and retirements	—	—	(55,597)	—	(137)	—	—	(137)
Stock-based compensation	—	—	—	—	9,108	—	—	9,108
Realized foreign currency translation from divestitures of businesses	—	—	—	—	—	4,423	—	4,423
Foreign currency translation adjustment	—	—	—	—	—	6,526	—	6,526
Unrealized translation gain (loss) on foreign currency denominated intercompany loans	—	—	—	—	—	3,872	—	3,872
Interest rate swaps	—	—	—	—	—	(7,969)	—	(7,969)
Net loss	—	—	—	—	—	—	(38,904)	(38,904)
Balance at December 31, 2025	115,000	$ 129,078	29,118,178	$ 3	$ 607,275	$ (15,138)	$ (640,508)	$ (48,368)

See accompanying notes.

Upland Software, Inc.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Operating activities			
Net loss	$ (38,904)	$ (112,732)	$ (179,874)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	32,137	54,986	71,985
Deferred income taxes	(5,283)	(3,658)	(4,209)
Amortization of deferred costs	8,132	12,150	13,170
Foreign currency re-measurement	(873)	(999)	(538)
Non-cash interest, net and other income, net	(2,931)	(11,978)	(2,976)
Non-cash stock-based compensation expense	9,108	15,270	22,874
Non-cash loss on impairment of goodwill and other intangibles	2,469	87,227	128,755
Non-cash loss on divestitures of businesses	24,364	—	—
Non-cash loss on retirement of fixed assets	60	17	47
Non-cash loss on debt extinguishment	2,301	—	—
Changes in operating assets and liabilities:			
Accounts receivable	5,393	(328)	8,916
Prepaid expenses and other current assets	(854)	74	(471)
Other assets	(1,062)	(10,089)	10,866
Accounts payable	(5,719)	1,344	(6,896)
Accrued expenses and other liabilities	(926)	(556)	(6,188)
Deferred revenue	(1,612)	(6,489)	(5,518)
Net cash provided by operating activities	25,800	24,239	49,943
Investing activities			
Purchase of property and equipment	(1,352)	(882)	(1,220)
Collections on note receivable	339	—	—
Proceeds from the divestitures of businesses, net of cash transferred	9,813	—	—
Net cash provided by (used in) investing activities	8,800	(882)	(1,220)
Financing activities			
Proceeds from notes payable, net of debt discount	234,600	—	—
Payments on notes payable	(295,150)	(188,400)	(40,400)
Payments of debt issuance costs	(1,625)	(358)	(221)
Stock repurchases and retirement	(137)	(10,958)	(14,060)
Taxes paid related to net share settlement of equity awards	(1,134)	(2,591)	(1,091)
Issuance of common stock, net of issuance costs	—	—	5
Additional consideration paid to sellers of businesses	—	—	(5,617)
Net cash used in financing activities	(63,446)	(202,307)	(61,384)
Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash	1,818	(557)	567
Change in cash, cash equivalents and restricted cash	(27,028)	(179,507)	(12,094)
Cash, cash equivalents and restricted cash, beginning of period	57,052	236,559	248,653
Cash, cash equivalents and restricted cash, end of period	$ 30,024	$ 57,052	$ 236,559
Supplemental disclosures of cash flow information:			
Cash paid for interest, net of interest rate derivatives	$ 20,403	$ 28,900	$ 32,137
Cash paid for taxes, net of refunds	$ 6,946	$ 2,015	$ 7,106
Non-cash investing and financing activities:			
Note receivable from divestiture of businesses, net of discount	$ 4,881	$ —	$ —
Right-of-use assets obtained in exchange for lease obligations	$ 1,259	$ —	$ —

See accompanying notes.

Upland Software, Inc.

Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

Upland Software, Inc. ("Upland," "we," "us," "our," or the "Company"), a Delaware corporation, is a leader in AI-powered knowledge and content management software. Our solutions help enterprises unlock critical knowledge, automate content workflows, and drive measurable ROI—enhancing customer and employee experiences while supporting regulatory compliance. More than 1,100 enterprise customers rely on Upland to solve complex challenges and provide a trusted path for AI adoption. The Company's customers operate in a wide variety of industries, including financial services, consulting services, technology, manufacturing, media, telecommunications, government, insurance, non-profit, healthcare, life sciences, retail, and hospitality.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. There have been no significant changes in the Company's accounting policies since December 31, 2024.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make, on an ongoing basis, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses. Significant items subject to such estimates include those related to revenue recognition, deferred commissions, allowance for credit losses, stock-based compensation, impairment of goodwill, intangibles and long-lived assets, the useful lives of intangible assets and property and equipment, and income taxes. In accordance with GAAP, management bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ from those estimates.

Upland is not aware of any specific event or circumstance that would require an update to its estimates or judgments or a revision of the carrying value of its assets or liabilities as of March 3, 2026, the date of issuance of this Annual Report on Form 10-K. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and liquid investments with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates market value, because of the short maturity of these instruments.

Restricted Cash

The Company is required to maintain a letter of credit as collateral during the term of an operating lease for office space. As of December 31, 2025 and December 31, 2024, we had $0.6 million of restricted cash deposited in a restricted account as collateral for the letter of credit.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows (in thousands):

	As of December 31,	
	2025	**2024**
Cash and cash equivalents	$ 29,398	$ 56,426
Restricted cash	626	626
Total cash, cash equivalents and restricted cash	$ 30,024	$ 57,052

Accounts Receivable and Allowance for Credit Losses

The Company extends credit to the majority of its customers. Issuance of credit is based on ongoing credit evaluations by the Company of customers' financial condition and generally requires no collateral. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Invoices generally require payment due upon receipt of invoice. The Company generally does not charge interest on past due payments, although the Company's contracts with its customers usually allow it to do so.

To manage accounts receivable credit risk, the Company performs periodic credit evaluations of its customers and maintains current expected credit losses which considers such factors as historical loss information, geographic location of customers, current market conditions, and reasonable and supportable forecasts.

The allowance for credit losses on accounts receivable was $0.1 million, $0.4 million and $0.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Concentration of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents are placed with high-quality financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts, and the Company does not believe it is exposed to any significant credit risk related to cash and cash equivalents. The Company provides credit, in the normal course of business, to a number of its customers. The Company performs periodic credit evaluations of its customers and generally does not require collateral. No individual customer represented more than 10% of total revenues for the years ended December 31, 2025, 2024 or 2023 or more than 10% of accounts receivable at December 31, 2025 or 2024.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over each asset's useful life. Leasehold improvements are amortized over the shorter of the lease term or of the estimated useful lives of the related assets. Upon retirement or disposal, the cost of each asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs, maintenance, and minor replacements are expensed as incurred. The estimated useful lives of property and equipment are as follows:

Computer hardware and equipment	3 - 5 years
Purchased software and licenses	3 - 5 years
Furniture and fixtures	7 years
Leasehold improvements	Lesser of estimated useful life or lease term

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. We assess goodwill for impairment annually on October 1st, or more frequently when events or circumstances indicate that it is more likely than not that the Company's fair value is less than its carrying value.

As we operate as one reporting unit, the goodwill impairment evaluation is performed at the consolidated entity level. We first assess qualitative factors to determine whether impairment indicators exist. Based on the qualitative assessment, if it is determined that it is more likely than not that the Company's fair value is less than its carrying value, then we perform a quantitative analysis using a fair-value-based approach to determine the amount, if any, of goodwill impairment. See "*Note 4. Goodwill and Other Intangible Assets*" for more information regarding goodwill impairments.

Intangible Assets

The Company's intangible assets consist primarily of customer relationships, marketing-related intangible assets and developed technology. Intangible assets with definite lives are amortized over their estimated useful lives on a straight-line basis. The straight-line method of amortization represents the Company's best estimate of the distribution of the economic value of the identifiable intangible assets. Each period the Company evaluates the estimated remaining useful lives of long-lived assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization.

Definite lived intangible assets are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset's carrying value to determine whether impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. See "*Note 4. Goodwill and Other Intangible Assets*" for more information regarding intangible asset impairments.

Software Development Costs

Software development costs for software to be sold are expensed as incurred until the point the Company establishes technological feasibility. Technological feasibility is established upon the completion of a working model. Costs incurred by the Company between establishment of technological feasibility and the point at which the product is ready for general release are capitalized, subject to their recoverability, and amortized over the economic life of the related products. Because the Company believes its current process for developing its software products essentially results in the completion of a working product concurrent with the establishment of technological feasibility, no software development costs have been capitalized to date. Software development costs associated with internal use software are incurred in three stages of development: the preliminary project stage, the application development stage, and the post-implementation stage. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Eligible internal and external costs associated with significant upgrades and enhancements incurred during the application development stage are capitalized as property and equipment. During the years ended December 31, 2025, 2024 or 2023, there were no internal use software development costs capitalized under ASC 350-40, *Internal-Use Software*.

ASC 350-40 also requires hosting arrangements that are service contracts to follow the guidance for internal-use software to determine which implementation costs can be capitalized. In accordance with ASC 350-40, (i) capitalized implementation costs are classified in the same balance sheet line item as the amounts prepaid for the related hosting arrangement; (ii) amortization of capitalized implementation costs are presented in the same income statement line item as the service fees for the related hosting arrangement; and (iii) cash flows related to capitalized implementation costs are presented within the same category of cash flow activity as the cash flows for the related hosting arrangement (i.e. operating activity).

As of December 31, 2025 and 2024, the net carrying value of capitalized implementation costs related to hosting arrangements that were incurred during the application development stage were not material. Capitalized implementation costs are amortized over the expected term of the arrangement and are amortized in the same line item on our consolidated statements of operations as the expense for fees for the associated hosting arrangement.

Debt Issuance Costs

The Company capitalizes underwriting, legal, and other direct costs incurred related to the issuance of debt. Costs associated with term loan are recorded as a direct deduction from the associated long-term debt and costs associated with revolving facilities are recorded in other assets in the consolidated balance sheets. All costs are amortized to interest expense, net over the term of the related debt using the effective interest rate method.

Derivatives

The Company has entered into interest rate derivative instruments to manage a portion of the interest rate risk associated with its variable rate debt. Derivatives are recorded as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship.

Effective September 30, 2025, the Company entered into an interest rate cap agreement to limit exposure to interest rate risk, effectively capping the secured overnight financing rate at 4.5% related to $120.0 million of its outstanding debt. The interest rate cap was not designated for hedge accounting, accordingly the change in the fair value of the interest rate cap is reported in interest expense, net on the consolidated statements of operations.

In 2019, the Company entered into floating-to-fixed interest rate swap agreements to limit exposure to interest rate risk related to its variable rate debt. Prior to August 2024, the Company had determined the interest rate swaps qualified for designation as cash flow hedges and recorded the changes in their fair value on its consolidated statements of comprehensive loss and reclassified these amounts into earnings within interest expense, net when the payments occurred. In August 2024, in conjunction with the prepayment of a portion of the Company's debt, the Company de-designated its interest rate swaps and as a result, under the accounting guidance, changes in the fair value of the interest rate swaps after that date are recorded in interest expense, net in the consolidated statements of operations. Amounts deferred in the consolidated statements of comprehensive loss for the interest rate swaps are reclassified to interest expense, net on the consolidated statements of operations in the period in which the hedged item affects earnings over the term of the derivative instrument.

Cash flows from interest rate derivatives are classified in the same category as the cash flows for the underlying item being hedged within "Net cash provided by operating activities" on the consolidated statements of cash flows.

See *Note 6. Debt - Interest rate derivatives.*

Fair Value of Financial Instruments

The Company recognizes financial instruments in accordance with the authoritative guidance on fair value measurements and disclosures for financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. The guidance also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

These tiers include Level 1, defined as observable inputs, such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore, requiring an entity to develop its own assumptions.

Preferred Stock

In August 2022, the Company closed on the issuance and sale of its Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The Series A Preferred Stock is classified as Mezzanine Equity because it is redeemable at the option of its holders upon a deemed liquidation event and has a condition for redemption that is not solely within the control of the issuer. See "*Note 11. Mezzanine Equity—Series A Convertible Preferred Stock"* for further details.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services over the term of the agreement, generally when made available to the customers. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of sales credits and allowances. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenue is recognized based on the following five step model in accordance with ASC 606, *Revenue from Contracts with Customers*:

- Identification of the contract with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, the Company satisfies a performance obligation

Performance obligations under our contracts consist of subscription and support, perpetual licenses, and professional services revenue within a single operating segment.

Subscription and Support Revenue

The Company's software solutions are available for use as hosted application arrangements under subscription fee agreements without licensing perpetual rights to the software. Subscription fees from these applications are recognized over time on a ratable basis over the customer agreement term beginning on the date the Company's solution is made available to the customer. As our customers have access to use our solutions over the term of the contract agreement we believe this method of revenue recognition provides a faithful depiction of the transfer of services provided. Our subscription contracts are generally 1 to 3 years in length. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue or subscription and support revenue, depending on whether the revenue recognition criteria have been met. Additional fees for monthly usage above the levels included in the standard subscription fee are recognized as subscription and support revenue at the end of each month and are invoiced concurrently. Subscription and support revenue includes revenue related to the Company's digital engagement application which provided short code connectivity for its two-way short message service programs and campaigns. These product lines were divested in the first quarter of 2025. As discussed further in the "*Principal vs. Agent Considerations*" section below, the Company recognizes revenue related to these messaging-related subscription contracts on a gross basis.

Perpetual License Revenue

The Company also records revenue from the sales of proprietary software products under perpetual licenses. Revenue from distinct on-premises licenses is recognized upfront at the point in time when the software is made available to the customer. The Company's products do not require significant customization.

Professional Services Revenue

Professional services provided with subscription and support licenses and perpetual licenses consist of implementation fees, data extraction, configuration, and training. The Company's implementation and configuration services do not involve significant customization of the software and are not considered essential to the functionality. Revenue from professional services is recognized over time as such services are performed. Revenue for fixed price services is generally recognized over time applying input methods to estimate progress to completion. Revenue for consumption-based services are generally recognized as the services are performed.

Performance Obligations and Standalone Selling Price

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting. The Company has contracts with customers that often include multiple performance obligations, usually including professional services sold with either individual or multiple subscriptions or perpetual licenses. For these contracts, the Company records individual performance obligations separately if they are distinct by allocating the contract's total transaction price to each performance obligation in an amount based on the relative standalone selling price ("SSP") of each distinct good or service in the contract. We only include estimated amounts of variable consideration in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. We determine the SSP based on our overall pricing objectives, taking into consideration market conditions and other factors, including the value of our contracts, historical standalone sales, customer demographics, geographic locations, and the number and types of users within our contracts.

Principal vs. Agent Considerations

The Company evaluates whether it is the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis) for vendor reseller agreements and messaging-related subscription agreements. Where the Company is the principal, it first obtains control of the inputs to the specific good or service and directs their use to create the combined output. The Company's control is evidenced by its involvement in the integration of the good or service on its platform before it is transferred to its customers, and is further supported by the Company being primarily responsible to its customers and having a level of discretion in establishing pricing. While none of the factors individually are considered presumptive or determinative, in reaching conclusions on gross versus net revenue recognition, the Company places the most weight on the analysis of whether or not it is the primary obligor in the arrangement.

Generally, the Company reports revenue from vendor reseller agreements on a gross basis, meaning the amounts billed to customers are recorded as revenue, and expenses incurred are recorded as cost of revenue. As the Company is primarily obligated in its messaging-related subscription contracts, has latitude in establishing prices associated with its messaging program management services, is responsible for fulfillment of the transaction, and has credit risk, we have concluded it is appropriate to record revenue on a gross basis with related pass-through telecom messaging costs incurred from third parties recorded as cost of revenue. Revenue provided from agreements in which the Company is an agent are immaterial.

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables, and deferred revenue. Billings scheduled to occur after the performance obligation has been satisfied and revenue recognition has occurred result in unbilled receivables, which are expected to be billed during the succeeding twelve-month period and are recorded in unbilled receivables in our consolidated balance sheets. A contract liability results when we receive prepayments or deposits from customers in advance for implementation, maintenance and other services, as well as subscription fees. Customer prepayments are generally applied against invoices issued to customers when services are performed and billed. We recognize contract liabilities as revenue upon satisfaction of the underlying performance obligations. Contract liabilities that are expected to be recognized as revenue during the succeeding twelve-month period are recorded in deferred revenue and the remaining portion is recorded in deferred revenue, noncurrent on the consolidated balance sheets at the end of each reporting period.

Deferred Revenue

Deferred revenue primarily consist of amounts that have been billed to or received from customers in advance of revenue recognition and prepayments received from customers in advance for maintenance and other services, as well as initial subscription fees. We recognize deferred revenue as revenue when the services are performed, and the corresponding revenue recognition criteria are met. Our payment terms vary by the type and location of our customer and the products or services offered. The term between invoicing and when payment is due is not significant. For certain products or services and customer types, we require payment before the products or services are delivered to the customer.

Unbilled Receivables

Unbilled receivables represent amounts for which the Company has recognized revenue, pursuant to its revenue recognition policy, for software licenses already delivered and professional services already performed, but invoiced in arrears and for which the Company believes it has an unconditional right to payment.

Deferred Commissions

Sales commissions earned by our sales force, and related payroll taxes, are considered incremental and recoverable costs of obtaining a contract with a customer. Deferred commissions and other costs for new customer contracts are capitalized upon contract signing and amortized on a systematic basis that is consistent with the transfer of goods and services over the expected life of the customer relationships, which has been determined to be approximately 6 years. The expected life of our customer relationships is based on historical data and management estimates, including estimated renewal terms and the useful life of the associated underlying technology. Commissions paid on renewal contracts are not commensurate with commissions paid on new customer contracts, as such, deferred commissions related to renewals are capitalized and amortized over the estimated contractual renewal term of 18 months. We utilized the 'portfolio approach' practical expedient, which allows entities to apply the guidance to a portfolio of contracts with similar characteristics as the effects on the financial statements of this approach would not differ materially from applying the guidance to individual contracts. The portion of capitalized costs expected to be amortized during the succeeding twelve-month period is recorded as deferred commissions, current, and the remainder is recorded as deferred commissions, noncurrent, in our consolidated balance sheets. Amortization expense is included in sales and marketing expenses on our consolidated statements of operations. Deferred commissions are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable No indicators of impairment of deferred commissions were identified during the years ended December 31, 2025, 2024 or 2023.

Cost of Revenue

Cost of revenue primarily consists of salaries and related expenses (e.g. bonuses, employee benefits, and payroll taxes) for personnel directly involved in the delivery of services and products directly to customers. Cost of revenue also includes the amortization of acquired technology, and hosting and infrastructure costs related to the delivery of the Company's products and services.

Advertising Costs

Advertising costs are expensed in the period incurred. Advertising expenses were $1.0 million, $2.3 million and $2.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. Advertising costs are recorded in Sales and marketing expenses on our consolidated statements of operations.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized.

The Company has adopted a permanent reinvestment position whereby foreign earnings for foreign subsidiaries are expected to be reinvested and future earnings are not expected to be repatriated as dividends. As a result of this policy, no tax liability has been accrued in anticipation of future dividends from foreign subsidiaries.

The Company accounts for uncertainty of income taxes based on a "more likely than not" threshold for the recognition and derecognition of tax positions. Interest and penalties are recorded as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception. This determination includes the review of contracts with third parties to identify the existence of potential embedded leases. Operating leases are included in operating lease right-of-use ("ROU") assets, current and noncurrent operating lease liabilities on the Company's consolidated balance sheets. Finance leases are included in property and equipment, accrued expenses and other liabilities, and other noncurrent liabilities on the Company's consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and the corresponding lease liabilities represent its obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The lease ROU asset includes any initial direct costs incurred and is reduced for any tenant incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Company does not record short term leases with an initial lease term of one year or less on the consolidated balance sheets. As the Company's leases do not provide an implicit rate, the net present value of future minimum lease payments is determined using the Company's incremental borrowing rate.

Stock-Based Compensation

The cost of services received from employees and non-employees in exchange for awards of equity instruments is recognized in our consolidated statements of operations based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period. We value restricted stock units at the closing price of our common stock on the grant date. We value stock option awards using the Black-Scholes option-pricing model.

From time to time, we grant restricted stock units that also include performance or market-based conditions ("PRSUs"). For PRSUs granted with a market condition, we use a Monte Carlo simulation analysis to value the award. Compensation expense for awards with marked-based conditions is recognized over the requisite service period of the grant based on the grant date fair value of the award and is not subject to fluctuation due to achievement of the underlying market-based condition.

We record forfeitures as they occur.

Comprehensive Loss

The Company utilizes the guidance in ASC 220, *Income Statement—Reporting Comprehensive Income*, for the reporting and display of comprehensive income and loss and its components in the consolidated financial statements. Comprehensive loss consists of net loss, foreign currency translation adjustments for subsidiaries with functional currencies other than the United States dollar ("USD"), unrealized translation gains (losses) on certain foreign currency denominated intercompany loans, and gains (losses) on interest rate swaps designated as cash flow hedges and related amortization of amounts reclassified into interest expense, net. Refer to "*Note 12. Stockholders' Deficit—Accumulated Other Comprehensive Loss*" for further discussion of the components of accumulated other comprehensive loss.

Foreign Currency Transactions

The functional currency of the Company's foreign subsidiaries are generally the local currencies. Results of operations for foreign subsidiaries are translated into USD using the average exchange rates on a monthly basis during the year. The assets and liabilities of those subsidiaries are translated into USD using the exchange rates in effect at the balance sheet date. The related translation adjustments are recorded as a separate component of the Company's consolidated statements of stockholders' equity in accumulated other comprehensive loss. Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for non-monetary accounts, with exchange differences on remeasurement included in other expense, net in the consolidated statements of operations.

The Company has foreign currency denominated intercompany loans. To the extent that repayment of the loans is not anticipated for the foreseeable future, foreign currency gains (losses) resulting from remeasurement are recognized in accumulated other comprehensive loss in the consolidated statements of stockholders' deficit. Foreign currency translation gains and losses related to long-term intercompany loans that are payable in the foreseeable future are recorded in other expense, net in the consolidated statements of operations.

Recent Accounting Pronouncements

Recently issued accounting pronouncements - Adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued accounting standards update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. The ASU is effective for public business entities for annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted this ASU for the Annual Report for the year ended December 31, 2025 and applied the expanded disclosure requirements. The adoption of this ASU did not have an impact on the company's consolidated financial position, results of operations or cash flows.

Recently issued accounting pronouncements - Not Adopted

In December 2025, the FASB issued ASU 2025-12, *Codification Improvements,* which addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. The ASU is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements* which provides clarity about current requirements to help entities determine whether disclosures not specified in ASC 270 should be provided in interim reporting periods. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, and permits prospective or full retrospective adoption. The Company is evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-07 *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract.* ASU 2025-07 expands the scope exception for certain contracts not traded on an exchange to include contracts for which settlement is based on operations or activities specific to one of the parties to the contract. This improvement is expected to result in more contracts and embedded features being excluded from the scope of Topic 815. This ASU is effective for annual periods beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the effects adoption of this guidance and does not anticipate a material impact on its consolidated financial statements.

In September 2025, FASB issued ASU 2025-06 *Intangibles—Goodwill and Other—Internal-Use Software Targeted Improvements to the Accounting for Internal-Use Software* related to accounting for internal-use software costs. ASU 2025-06 improves the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. This ASU is effective for annual periods beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company will adopt this guidance in the first quarter of 2026 and does not anticipate a material impact on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 *Measurement of Credit Losses for Accounts Receivable and Contract Assets* related to credit losses for accounts receivable and contract assets. ASU 2025-05 provides a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. This ASU is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years, with early adoption permitted. The Company will adopt this guidance in the first quarter of 2026 and does not anticipate a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, *Debt-Debt with Conversions and Other Options*. ASU 2024-04 is intended to clarify requirements for determining whether certain settlements of convertible debt instruments, including convertible debt instruments with cash conversion features or convertible debt instruments that are not currently convertible, should be accounted for as an induced conversion. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company will adopt this guidance in the first quarter of 2026 and does not anticipate a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures*. ASU 2024-03 (as clarified by ASU 2025-01) is intended to improve disclosures about a public business entity's expense and provide more detailed information to investors about the types of expenses in commonly presented expense captions. This ASU is effective for public companies with annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements but anticipates expanded disclosures in its consolidated financial statements.

3. Fair Value Measurements

Assets measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements at December 31, 2025			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 18,551	$ —	$ —	$ 18,551
Interest rate derivatives	$ —	$ 15	$ —	$ 15
Total	$ 18,551	$ 15	$ —	$ 18,566

	Fair Value Measurements at December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 40,428	$ —	$ —	$ 40,428
Interest rate derivatives	—	9,742	—	9,742
Total	$ 40,428	$ 9,742	$ —	$ 50,170

The Company's cash equivalents - money market funds are measured at fair value using quoted market prices and active markets, therefore are categorized as Level 1.

The fair value of the Company's interest rate derivatives are measured at the end of each interim reporting period based on the then assessed fair value. As the fair value measure is based on the market approach, they are categorized as Level 2.

The Company's other financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, and long–term debt. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value, primarily due to short maturities.

The Company believes the carrying value of its long-term debt approximates its fair value based on its variable interest rate feature and interest rates currently available to the Company. The estimated fair value and carrying value of the Company's debt, before debt discount, at December 31, 2025 and December 31, 2024 are $238.5 million and $293.7 million, respectively, based on valuation methodologies using interest rates currently available to the Company which are Level 2 inputs.

The Company's non-financial assets, such as goodwill and intangible assets, are recorded at fair value upon a business combination and are remeasured at fair value only if an impairment charge is recognized. The Company uses unobservable inputs to the valuation methodologies that are significant to the fair value measurements, and the valuations require management's judgment due to the absence of quoted market prices. The Company determines the fair value of its held and used assets, goodwill and intangible assets using an income, cost or market approach as determined reasonable. As the fair value measures are based on unobservable inputs, they are categorized as Level 3.

4. Goodwill and Other Intangible Assets

Changes in the Company's goodwill balance for each of the two years in the period ended December 31, 2025 are summarized in the table below (in thousands):

Balance at December 31, 2023	$	353,778
Impairment of goodwill		(87,227)
Foreign currency translation adjustment		(5,575)
Balance at December 31, 2024	$	260,976
Divestitures of businesses		(8,633)
Foreign currency translation adjustment		7,288
Balance at December 31, 2025	$	259,631

The Company reviews goodwill for impairment annually at the beginning of the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate that the carrying value of goodwill might not be recoverable. As a result of the decline of the Company's stock price at December 31, 2025 and March 31, 2024, the Company determined that a triggering event had occurred, therefore we performed quantitative impairment evaluations as of those interim dates. As a result of the quantitative impairment evaluation at December 31, 2025, the Company determined that no impairment existed at that date as the estimated fair value of the Company's one reporting unit exceeded the carrying value. As a result of the quantitative impairment evaluation at March 31, 2024, the Company determined that the carrying value of its one reporting unit exceeded the estimated fair value which resulted in goodwill impairment of $87.2 million during the quarter ended March 31, 2024. The quantitative goodwill impairment analyses applied two methodologies to estimate the Company's fair value which were: a) a discounted cash flow method and b) a guideline public company method which were equally weighted. The discounted cash flow method requires significant judgments, including estimation of future cash flows, which is dependent on internally developed forecasts, estimation of the long-term rate of growth for the business, and determination of the weighted average cost of capital. Under the guideline public company method, the Company estimates fair value based on a market multiple of revenues and earnings derived for comparable publicly traded companies with similar operating characteristics as the Company. See Note *15. Divestitures* regarding divested businesses.

Intangible assets, net, include the estimated acquisition-date fair values of customer relationships, marketing-related assets and developed technology that the Company recorded as part of its past business acquisitions purchases and from acquisitions of customer relationships. The following is a summary of the Company's intangible assets, net (in thousands):

	Estimated Useful Life (Years)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
December 31, 2025							
Customer relationships	7-10	$	201,918	$	146,221	$	55,697
Trade name	9.6-10		1,196		889		307
Developed technology	4-9		32,340		26,126		6,214
Favorable leases	6.3	$	270	$	171	$	99
Total intangible assets		$	235,724	$	173,407	$	62,317

	Estimated Useful Life (Years)	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
December 31, 2024							
Customer relationships	1-10	$	348,524	$	239,563	$	108,961
Trade name	1.5-10		9,329		7,949		1,380
Developed technology	4-9		85,558		72,132		13,426
Favorable leases	6.3		258		122		136
Total intangible assets		$	443,669	$	319,766	$	123,903

During the year ended December 31, 2025, the Company divested certain product lines and their related intangible assets which resulted in a reduction of $31.9 million in the net carrying value of intangible assets. See Note *15. Divestitures*.

The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances that might result in either a diminished fair value or revised useful life. During the year ended December 31, 2025, the Company identified a triggering event related to certain intangible assets associated with Sunset Assets and performed a valuation of certain long-lived assets in accordance with ASC 360 *Impairment and Disposal of Long-Lived Assets*. The Company used a discounted cash flow analysis to estimate the fair value of the long-lived asset group. As a result of the valuation, the Company recorded a $2.5 million impairment charge related to intangible assets associated with certain Sunset Assets for the year ended December 31, 2025. No impairments of intangibles were recorded during the years ended December 31, 2024 or 2023.

Total amortization expense was $31.2 million, $53.8 million, and $70.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, the estimated annual amortization expense for the next five years and thereafter is as follows (in thousands):

Year ending December 31:	Amortization Expense
2026	$ 24,958
2027	21,869
2028	13,600
2029	1,890
Total	$ 62,317

5. Income Taxes

The Company's loss before provision of income taxes was as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Loss before provision for income taxes:			
United States	$ (27,370)	$ (76,081)	$ (117,208)
Foreign	(11,302)	(34,011)	(65,159)
	$ (38,672)	$ (110,092)	$ (182,367)

The components of the provision for (benefit from) income taxes attributable to continuing operations were as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Current			
Federal	$ 155	$ 126	$ —
State	407	1,216	901
Foreign	4,976	4,922	1,613
Total current	$ 5,538	$ 6,264	$ 2,514
Deferred			
Federal	$ (95)	$ 87	$ (468)
State	30	(876)	(771)
Foreign	(5,241)	(2,835)	(3,768)
Total deferred	(5,306)	(3,624)	(5,007)
Provision for (benefit from) income taxes	$ 232	$ 2,640	$ (2,493)

As of December 31, 2025 the Company had total net operating loss carryforwards of approximately $216.7 million consisting of $195.4 million and $21.3 million related to the U.S federal and foreign net operating loss carryforwards, respectively. In addition, as of December 31, 2025 the Company had research and development credit carryforwards of $4.2 million. $136.5 million of the U.S. federal net operating loss carryforwards are related to years prior to 2018 and begin to expire in 2026 and the remaining $58.9 million carry forward indefinitely. Utilization of the U.S. federal net operating loss and tax credits may be subject to substantial annual limitation due to the "change of ownership" provisions of the Internal Revenue Code of 1986. The annual limitation will result in the expiration of approximately $153.9 million of U.S. federal net operating losses and $4.2 million of credit carryforwards before utilization. $21.3 million of foreign net operating loss carryforwards carry forward indefinitely.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes are as follows (in thousands):

	As of December 31,		
	2025	2024	2023
Deferred tax assets:			
Accrued expenses and allowances	$ 424	$ 722	$ 583
Deferred revenue	798	794	571
Stock compensation	297	512	489
Net operating loss and tax credit carryforwards	21,218	27,683	40,222
Disallowed interest expense carryforwards	20,185	19,482	17,670
Capital expenses	41	346	66
Tax credit carryforwards	70	216	—
Lease liability	705	453	960
Unrealized losses	1,168	—	—
Research and development expenses	19,484	19,402	13,247
Other	563	550	410
Valuation allowance	(53,936)	(50,385)	(41,259)
Net deferred tax assets	$ 11,017	$ 19,775	$ 32,959
Deferred tax liabilities:			
Prepaid expenses	$ (148)	$ (142)	$ —
Intangible assets	(11,832)	(23,409)	(36,342)
Goodwill	(1,890)	(195)	(2,850)
Tax credit carryforwards	—	—	(15)
Right of use asset	(430)	(326)	(670)
Unrealized gains	—	(2,143)	(4,049)
Deferred commissions	(3,063)	(4,562)	(5,003)
Net deferred tax liabilities	$ (17,363)	$ (30,777)	$ (48,929)
Net deferred taxes	$ (6,346)	$ (11,002)	$ (15,970)

Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its domestic net deferred tax assets, exclusive of goodwill. During the years ended December 31, 2025 and 2024 the valuation allowance increased by $4.0 million and $9.1 million, respectively. The valuation allowance for the year ended December 31, 2025 increased $7.0 million related to the U.S. valuation allowance, offset by a $3.0 million decrease in the U.K. valuation allowance. The valuation allowance for the year ended December 31, 2024 increased by $9.1 million due to an increase of $10.1 million related primarily to current U.S., U.K. and Australia operations, offset with the tax effects of $1.0 million of items recorded in other comprehensive income.

At December 31, 2025, we did not provide deferred income taxes on temporary differences resulting from earnings of certain foreign subsidiaries which are indefinitely reinvested. The reversal of these temporary differences could result in additional tax; however, it is not practicable to estimate the amount of any unrecognized deferred income tax liabilities at this time. Deferred income taxes are provided as necessary with respect to earnings that are not indefinitely reinvested.

The Tax Cuts and Jobs Act of 2017 subjects a U.S. shareholder to current tax on certain earnings of foreign subsidiaries under a provision commonly known as the global intangible low-taxed income ("GILTI"). Under U.S. GAAP, an accounting policy election can be made to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years, or to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has elected to account for GILTI as the of effects of cross-border taxes in the year the tax is incurred.

The Company's provision for income taxes differs from the expected tax expense (benefit) computed by applying the statutory federal income tax rate to income before taxes due to the following:

	Year Ended December 31,					
	2025		2024		2023	
	$	%	$	%	$	%
U.S.federal statutory rate	$ (8,121)	21.0 %	$ (23,119)	21.0 %	$ (38,297)	21.0 %
Nontaxable or nondeductible items:						
Stock compensation	1,419	(3.6)%	1,300	(1.2)%	3,518	(1.9)%
Goodwill impairment	—	— %	8,301	(7.5)%	13,717	(7.5)%
Divestiture tax impact	2,207	(5.7)%	—	— %	—	— %
Other	(258)	0.7 %	725	(0.7)%	640	(0.4)%
Effects of cross-border taxes	—	— %	2,810	(2.6)%	2,317	(1.3)%
Changes in valuation allowance	2,428	(6.3)%	3,182	(2.9)%	3,454	(1.9)%
State taxes, net of federal income tax effect	428	(1.1)%	308	(0.3)%	571	(0.3)%
Foreign tax effects:						
United Kingdom						
Statutory rate difference between United Kingdom and United States	1,656	(4.3)%	2,068	(1.9)%	(906)	0.5 %
Dividends received deduction	(1,150)	3.0 %	(2,736)	2.5 %	—	— %
Goodwill impairment	—	— %	215	(0.2)%	2,184	(1.2)%
Changes in valuation allowance	(3,471)	9.0 %	2,465	(2.2)%	3,493	(1.9)%
Divestiture tax impact	3,812	(9.9)%	—	— %	—	— %
Other	(134)	0.4 %	830	(0.8)%	(522)	0.3 %
Canada						
Statutory rate difference between Canada and United States	1,160	(3.0)%	(1,056)	1.0 %	(722)	0.7 %
Goodwill impairment	—	— %	3,920	(3.6)%	4,678	(2.6)%
Changes in valuation allowance	(277)	0.7 %	—	— %	—	— %
Other	145	(0.4)%	793	(0.7)%	(571)	0.1 %
Ireland						
Statutory rate difference between Ireland and United States	(2,299)	5.9 %	908	(0.8)%	2,378	(1.3)%
Goodwill impairment	—	— %	1,647	(1.5)%	2,198	(1.2)%
Divestiture tax impact	2,964	(7.7)%	—	— %	—	— %
Other	(108)	0.3 %	(56)	0.1 %	(565)	0.3 %
Other foreign jurisdictions	(169)	0.4 %	135	(0.1)%	558	(0.3)%
Changes in unrecognized tax benefits	—	— %	—	— %	(616)	0.3 %
	$ 232	(0.6)%	$ 2,640	(2.4)%	$ (2,493)	1.4 %

The Company periodically reviews the uncertainties and judgments related to the application of complex income tax regulations to determine income tax liabilities in several jurisdictions. The Company uses a "more likely than not" criterion for recognizing an asset for unrecognized income tax benefits or a liability for uncertain tax positions. The Company has determined it has an immaterial exposure related to uncertain tax positions as of December 31, 2025. To the extent the Company is required to recognize interest and penalties related to unrecognized tax liabilities, this amount will be recorded as an accrued liability.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2025, the Company has not accrued any interest or penalties related to uncertain tax positions.

Cash paid (received) for taxes was as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Australia	$ (5)	$ (2)	$ (12)
Canada (Federal)	2,806	(1,024)	2,701
Canada (Provincial)	1,073	(171)	951
Ireland	1,079	1,121	1,971
India	320	331	244
Netherlands	(140)	62	226
US (Federal)	676	—	—
US (State):			
Texas	477	238	249
New Jersey	(77)	196	197
US (State - Other)	660	1,247	597
Other	77	17	(18)
Total cash taxes paid	$ 6,946	$ 2,015	$ 7,106

The Company and its subsidiaries file tax returns in the U.S. federal jurisdiction and in several state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2020 and is no longer subject to state and local or foreign income tax examinations by tax authorities for years ending before December 31, 2019 US operating losses generated in years prior to 2020 remain open to adjustment until the statute of limitations closes for the tax year in which the net operating losses are utilized.

6. Debt

Long-term debt consisted of the following at December 31, 2025 and December 31, 2024 (in thousands):

	December 31,	
	2025	2024
Senior secured loans (includes unamortized discount of $6,094 and $3,456 based on an imputed interest rate of 10.4% and 6.6%, at December 31, 2025 and December 31, 2024, respectively)	$ 232,406	$ 290,194
Less current maturities (including Excess Cash Flow payment)	(7,739)	(3,224)
Total long-term debt	$ 224,667	$ 286,970

On July 25, 2025, (the "Closing Date"), the Company entered into a Credit Agreement (the "Credit Agreement") which provided for (i) a senior secured term loan facility in the aggregate principal amount of $240 million (the "Term Loan") and (ii) a senior secured revolving credit facility in the aggregate principal amount of $30 million (the "Revolving Facility" and together with the Term Loan, the "Credit Facilities").

On the Closing Date the proceeds of the Term Loan, together with cash on hand, were used to redeem all of the then current outstanding aggregate principal amount of the Company's previous senior secured credit facility. The Term Loan matures on July 25, 2031 and bears an interest rate of the secured overnight financing rate, which shall not be less than 1.5%, plus a margin of 6.0% per annum (with step downs and a potential step up at specified leverage levels). At December 31, 2025, the floating interest rate was 9.7%.

Payments on the Term Loan are due quarterly in amounts equal to (a) 2.5% per annum of the original principal amount of the Term Loan commencing beginning December 31, 2025 through September 30, 2026, (b) 1.8% per annum of the original principal amount of the Term Loan commencing December 31, 2026 through September 30, 2027, and (c) 1.0% per annum of the original principal amount of the Term Loan commencing December 31, 2027 and continuing each fiscal quarter thereafter, with the balance payable on the maturity date. Quarterly Excess Cash Flow payments may be due approximately 90 days after each quarter end based on net leverage ratios as defined in the Credit Agreement. At December 31, 2025, the Excess Cash Flow payment due under the terms of the Credit Agreement was $3.3 million and is included in current maturities of long-term debt in the consolidated balance sheets.

The Revolving Facility matures on July 25, 2031 and bears the same interest rate as the Term Loan. The proceeds of loans under the Revolving Facility can be used by the Company for working capital and other general corporate purposes. No amounts were outstanding under the Revolving Facility as of December 31, 2025.

The Credit Facilities contains customary representations, warranties, covenants, including financial covenant, and events of default. The Credit Facilities are secured by substantially all of the Company's assets, subject to certain exclusions. The Term Loan also includes (i) a covenant tested quarterly which limits the consolidated secured leverage ratio to 6.0 to 1.0 or under and (ii) certain other changes to the terms of the Credit Agreement, including with respect to certain negative covenants. The Revolving Facility is subject to the same covenants and terms as the Term Loan. As of December 31, 2025, the Company was in compliance with all covenants under the Credit Facilities.

The Company's previous senior secured credit agreement provided for (i) 7 year, senior secured term loans which were repaid July 25, 2025 with the proceeds of the Term Loan and (ii) a $60 million, 5 year, revolving credit facility which matured August 6, 2024.

In conjunction with the repayment of the previous credit agreement, the Company incurred a loss on early extinguishment of debt of $2.3 million related to the write-off of unamortized debt discount and deferred financing fees, which was recorded as a loss on debt extinguishment in the consolidated statements of operations for the year ended December 31, 2025. The Company incurred $7.1 million of lender fees (debt discount) and third party financing costs associated with the Credit Agreement entered into in July 2025. The lender fees and third party costs associated with the Term Loan are recorded as a direct deduction from the long-term debt and the lender fees and third party costs associated with the Revolving Facility are recorded in Other assets in the consolidated balance sheets. All lender fees and third party costs are amortized into interest expense, net over the contractual term of the Credit Agreement.

Interest rate derivatives

In 2019 the Company entered into floating-to-fixed interest rate swap agreements to limit exposure to interest rate risk related to its debt, effectively converting a portion of the balance of the Company's debt from variable interest payments to fixed interest rate payments, based on an annualized fixed rate of 5.4%, through the maturity of the previous senior secured term loans, August 6, 2026. At the time the Company entered into the interest rate swap agreements, the Company designated all of the swaps as cash flow hedges. In August 2024, the Company de-designated all of the interest rate swaps and the realized and unrealized gains previously recognized as a component of accumulated other comprehensive loss are being amortized to interest expense, net as interest is accrued or prepayments are made on the Company's debt. Subsequent to the de-designation, changes in the fair value of the interest rate swaps were recorded to interest expense, net. On July 18, 2025, the Company sold all of its remaining floating-to-fixed interest rate swap agreements.

Effective September 30, 2025, the Company entered into an interest rate cap agreement to limit exposure to interest rate risk, effectively capping the secured overnight financing rate at 4.5% related to $120.0 million of its outstanding debt. The interest rate cap is reported at fair value and is included in other assets on the consolidated balance sheets, and the change in the fair value of the interest rate cap is reported in interest expense, net on the consolidated statements of operations.

Amounts previously reported in accumulated other comprehensive loss related to the Company's interest rate swaps are reclassified to interest expense, net as interest is accrued on the Company's variable-rate debt or prepayments are made. The impact of the Company's derivative financial instruments on its consolidated statements of comprehensive loss was as follows (in thousands):

	Year Ended December 31		
	2025	2024	2023
Unrealized gain (loss) recognized in other comprehensive loss on interest rate swaps	$ —	$ (2,918)	$ (6,434)
Amounts reclassified from accumulated other comprehensive loss to interest expense, net	(7,969)	(15,868)	(5,289)
Total other comprehensive income (loss) on interest rate derivatives, net of reclassifications into earnings	$ (7,969)	$ (18,786)	$ (11,723)

The impact of the Company's interest rate derivatives on its consolidated statements of operations was as follows (in thousands):

	Year Ended December 31		
	2025	2024	2023
Unrealized loss in fair value of interest rate derivatives	$ (3,237)	$ (1,611)	$ —
Amounts reclassified from accumulated other comprehensive loss to interest expense, net	7,969	15,868	5,289
Cash payments	3,163	9,423	13,942
Total income (expense) related to interest rate derivatives in interest expense, net	$ 7,895	$ 23,680	$ 19,231

In the next twelve months assuming no additional prepayments, the Company estimates that $2.7 million will be reclassified from accumulated other comprehensive loss to interest expense, net on the consolidated statements of operations.

Cash interest costs averaged 7.9%, 6.6%, and 7.2% for the years ended December 31, 2025, 2024, and 2023, respectively.

Debt Maturities

Under the terms of the Credit Facilities, future debt maturities of long-term debt excluding debt discounts at December 31, 2025 are as follows (in thousands):

Year ending December 31:	Amount
2026	$ 8,872
2027	3,750
2028	2,400
2029	2,400
2030	2,400
Thereafter	218,678
Total debt outstanding	$ 238,500
Less unamortized discount	6,094
Total debt outstanding, net of discount	$ 232,406

7. Net Loss Per Share

The Company computes loss per share of Common Stock and Series A Preferred Stock using the two-class method. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its Series A Preferred Stock to be a participating security, as its holders are entitled to fully participate in any dividends or other distributions declared or paid on Common Stock on an as-converted basis.

The following table sets for the computations of net loss per share (in thousands, except share and per share amounts):

| | Year Ended December 31, | | |
	2025	2024	2023
Numerator:			
Net loss	$ (38,904)	$ (112,732)	$ (179,874)
Preferred stock dividends and accretion	(5,848)	(5,592)	(5,347)
Net loss attributable to common stockholders	$ (44,752)	$ (118,324)	$ (185,221)
Denominator:			
Weighted–average common shares outstanding, basic and diluted	28,615,649	27,789,248	32,074,906
Net loss per common share, basic and diluted	$ (1.56)	$ (4.26)	$ (5.77)

Due to the net losses incurred for the years ended December 31, 2025, 2024 and 2023, basic and diluted loss per share were the same, as the effect of all potentially dilutive securities would have been anti-dilutive. The Company uses the application of the if-converted method for calculating diluted earnings per share on Series A Preferred Stock. The Company applies the treasury stock method for calculating diluted earnings per share on stock options, restricted stock awards, restricted stock units and performance restricted stock units. Contingently issuable shares associated with outstanding performance-based restricted stock units (each, a "PSU") were not included in the basic earnings per share calculations for the periods presented, as the applicable vesting conditions had not been satisfied.

Potential shares of common stock are excluded from the computation of diluted earnings per share when their effect would be antidilutive. Performance-based restricted stock units are considered dilutive when the related performance criteria have been met assuming the end of the reporting period represents the end of the performance period. All potential shares of common stock are antidilutive in periods of net loss. Potential shares of common stock not included in the computation of earnings per share because their effect would have been antidilutive or because the performance criterion was not met were as follows:

| | Year Ended December 31, | | |
	2025	2024	2023
Stock options	71,632	103,561	149,914
Restricted stock units	1,699,383	2,177,132	1,758,847
Performance restricted stock units	250,000	100,000	100,000
Series A Preferred Stock on an as-converted basis[1]	7,636,226	7,302,047	6,982,493
Total anti–dilutive common share equivalents	9,657,241	9,682,740	8,991,254

(1) As of December 31, 2025, the Series A Preferred Stock plus accumulated dividends totaled $133.6 million. The Series A Preferred Stock has a conversion price of $17.50 per share, as detailed in "*Note 11. Mezzanine Equity*".

8. Leases

Operating Leases

The Company leases office space under operating leases that expire between 2026 and 2033. The terms of the Company's non-cancelable operating lease arrangements typically contain fixed rent increases over the term of the lease, rent holidays and provide for additional renewal periods. Rent expense on these operating leases is recognized over the term of the lease on a straight-line basis.

Lease Expense

The Company has entered into sublease agreements related to excess office space. Sublease income is recognized as an offset to lease costs. The Company's current sublease agreements terminate in 2027. Operating lease obligations in the future minimum payments table below do not include the impact of future rental income of $0.5 million related to these subleases as of December 31, 2025.

The components of lease expense were as follows (in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Operating lease cost	$ 1,279	$ 2,195	$ 3,243
Sublease income	(226)	(797)	(1,762)
Total lease expense	$ 1,053	$ 1,398	$ 1,481

Other information about lease amounts recognized in the consolidated financial statements is summarized as follows:

| | Year Ended December 31, | |
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities (in thousands):		
Operating cash flows from operating leases	$ 496	$ 2,483
Right-of-use assets obtained in exchange for lease obligations (in thousands):		
Operating leases	$ 1,259	$ 212
Weighted average remaining lease term (in years):		
Operating leases	5.4	1.9
Weighted average discount rate		
Operating leases	7.5 %	6.2 %

The Company no longer has any finance lease agreements. Future minimum payments for operating lease obligations are as follows (in thousands):

	Operating Leases
2026	$ 1,053
2027	492
2028	392
2029	355
2030	352
Thereafter	764
Total minimum lease payments	3,408
Less amount representing interest	(620)
Present value of lease liabilities	$ 2,788
Operating lease liabilities, current	$ 817
Operating lease liabilities, noncurrent	1,971
Total lease liabilities	$ 2,788

9. Commitments and Contingencies

Purchase Commitments

The Company has purchase commitments related to hosting services, third-party technology used in the Company's solutions and for other services the Company purchases as part of normal operations. In certain cases these arrangements require a minimum annual purchase commitment.

Future minimum payments for purchase commitments are as follows (in thousands):

Year		Purchase Commitments
2026	$	9,597
2027		8,263
2028		8,217
2029		8,238
2030		5,934
Total minimum payments	$	40,249

Litigation

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. As of December 31, 2025, the Company is not involved in any current or pending legal proceedings that it believes may have a material adverse effect on its consolidated financial position or results of operations.

In addition, when we acquire companies, we require that the sellers provide industry standard indemnification for breaches of representations and warranties contained in the acquisition agreement and we will withhold payment of a portion of the purchase price for a period of time in order to satisfy any claims that we may make for indemnification. In certain transactions, we agree with the sellers to purchase a representation and warranty insurance policy that will pay such claims for indemnification. From time to time we may have one or more claims for indemnification pending. Similarly, we may have one or more ongoing negotiations related to the amount of an earnout. Gain contingencies related to indemnification claims are not recognized on the consolidated financial statements until realized.

Letter of Credit

In conjunction with a December 2024 operating lease agreement, the Company provided a $0.6 million letter of credit in conformance with the contractual provisions of the lease. The letter of credit expires July 2029. The amount underlying such letter of credit is reflected as restricted cash in the Company's consolidated balance sheets as of December 31, 2025 and 2024.

10. Property and Equipment, Net

Property and equipment consisted of the following (in thousands) at:

	December 31,			
		2025		2024
Equipment	$	4,996	$	5,399
Furniture and fixtures		124		221
Leasehold improvements		1,228		639
Accumulated depreciation		(4,533)		(4,741)
Property and equipment, net	$	1,815	$	1,518

Depreciation expense on property and equipment, net was $1.0 million, $1.2 million and $1.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. The Company recorded no impairments of property and equipment during the years ended December 31, 2025, 2024 and 2023. During the years ended December 31, 2025, 2024 and 2023, we recognized $60.0 thousand, $17.0 thousand and $47.0 thousand in losses on disposal of assets including office equipment and leasehold improvements.

11. Mezzanine Equity

Series A Convertible Preferred Stock

In 2022, the Company issued 115,000 shares of Series A Preferred Stock of the Company, par value $0.0001 per share, at a price of $1,000 per share (the "Initial Liquidation Preference") for an aggregate purchase price of $115.0 million. In connection with the issuance of the Series A Preferred Stock, the Company incurred direct and incremental expenses comprised of transaction fees, and financial advisory and legal expenses of $4.6 million which reduced the the carrying value of the Series A Preferred Stock. The Purchaser has certain customary registration rights with respect to any shares of Series A Preferred Stock or the Common Stock of the Company issuable upon conversion of the Series A Preferred Stock, including rights with respect to the filing of a shelf registration statement, underwritten offering rights and piggy back rights.

Dividend Provisions

The Series A Preferred Stock rank senior to the Company's common stock with respect to payment of dividends and rights on the distribution of assets on any liquidation, dissolution or winding up of the affairs of the Company. The Series A Preferred Stock has an Initial Liquidation Preference of $1,000 per share, representing an aggregate Liquidation Preference (as defined below) of $1,000 upon issuance. Holders of the Series A Preferred Stock are entitled to the dividend at the rate of 4.5% per annum, within first seven years after the Closing Date regardless of whether declared or assets are legally available for the payment. Such dividends shall accrue and compound quarterly in arrears from the date of issuance of the shares. The dividend rate will increase to 7.0% on the seven-year anniversary of the Closing Date. The dividend can be paid, in the Company's sole discretion, in cash or dividend in kind by adding to the Liquidation Preference of each share of Series A Preferred Stock outstanding. On June 7, 2023, the stockholders of the Company authorized, for purposes of complying with Nasdaq Listing Rules 5635(b) and (d), the issuance of shares of Common Stock underlying shares of Series A Preferred Stock in an amount equal to or in excess of 20% of the Common Stock outstanding immediately prior to the issuance of such Series A Preferred Stock (including upon the operation of anti-dilution provisions contained in the Certificate of Designation designating the terms of such Series A Preferred Stock). The Series A Preferred Stock is also entitled to fully participate in any dividends paid to the holders of common stock in cash, in stock or otherwise, on an as-converted basis. The Series A Preferred Stock had accrued unpaid dividends of $18.6 million as of December 31, 2025.

Liquidation Rights

In the event of any Liquidation, holders of the Series A Preferred Stock are entitled to receive an amount per share equal to the greater of (1) the Initial Liquidation Preference per share plus any accrued or declared but unpaid dividends on such shares (the "Liquidation Preference") or (2) the amount payable if the Series A Preferred Stock were converted into common stock. The Series A Preferred Stock will have distribution and liquidation rights senior to all other equity interests of the Company. As of December 31, 2025, the Liquidation Preference of the Series A Preferred Stock plus accrued and unpaid dividends was $133.6 million.

Optional Redemption

On or after the 7th anniversary of the original issue date of the Series A Preferred Stock, the Company has the right to redeem any outstanding shares of the Series A Preferred Stock for a cash purchase price equal to 105% of the Liquidation Preference plus accrued and unpaid dividends as of the date of redemption.

Deemed Liquidation Event Redemption

Upon a fundamental change, holders of the Series A Preferred Stock have the right to require the Company to repurchase any or all of its Series A Preferred Stock for cash equal to the greater of (1) 105% of the Liquidation Preference plus the present value of the dividend payments the holders would have been entitled to through the fifth anniversary of the issue date and (2) the amount that such Preferred Stock would have been entitled to receive as if converted into common shares immediately prior to the fundamental change.

A fundamental change ("Deemed Liquidation Event") is defined as either the direct or indirect sale, lease, transfer, conveyance or other disposition of all or substantially all the properties or assets of the Company and its subsidiaries to any third party or the consummation of any transaction, the result of which is that any third party or group of third parties become the beneficial owner of more than 50% of the voting power of the Company.

Voting Rights

The Series A Preferred Stock vote together with the Common Shares on all matters and not as a separate class (except as specifically provided in the Certificate of Designation or as otherwise required by law) on an as-if-converted basis.

The holders of the Series A Preferred Stock have the right to elect one member of the Board of Directors for so long as holders of the Series A Preferred Stock own in the aggregate at least 5% of the shares of common stock on a fully diluted basis.

In addition, the holders of the Series A Preferred Stock have the right to elect one non-voting observer to the Board of Directors for so long as they hold at least 10% of the shares of Convertible Preferred Stock outstanding as of the date of the issue date.

__Conversion Feature__

The Series A Preferred Stock may be converted, at any time in whole or in part at the option of the holder into a number of shares of common stock equal to the quotient obtained by dividing the sum of the Liquidation Preference plus all accrued and unpaid dividends by the conversion price of $17.50 (the "Conversion Price"). The Conversion Price is subject to adjustment in the following events:

- Stock splits and combinations

- Tender offers or exchange offers

- Distribution of rights, options, or warrants at a price per share that is less than the average of the last reported sale prices per share of Common Stock for the ten consecutive trading days

- Spin-offs and other distributed property

- Issuance of equity-linked securities at a price per share less than the conversion price

__Anti-Dilution Provisions__

The Series A Preferred Stock has customary anti-dilution provisions for stock splits, stock dividends, mergers, sales of significant assets, and reorganization events and recapitalization transactions or similar events, and weighted average anti-dilution protection, subject to customary exceptions for issuances pursuant to current or future equity-based incentive plans or arrangements (including upon the exercise of employee stock options).

12. Stockholders' Deficit

Common Stock

The common stock has a par value of $0.0001 per share. Each share of common stock is entitled to one vote at all meetings of stockholders. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote. The holders of common stock are also entitled to receive dividends, when, if and as declared by the Board of Directors, whenever funds are legally available therefore, subject to the priority rights of any outstanding preferred stock.

Share repurchase programs

On August 15, 2025, the Board of Directors authorized a stock repurchase program (the "2025 Share Repurchase Plan") in the aggregate amount of up to $10 million (inclusive of any taxes payable as a result of such repurchase) that would allow the Company to repurchase shares of its issued and outstanding common stock from time to time in the open market or otherwise (including in negotiated transactions, open market transactions, through accelerated share repurchase, through indirect purchases of Common Stock such as by using derivatives or in other transactions) in each case in accordance with applicable securities laws so long as the aggregate purchase price paid for such transactions does not exceed $10 million (inclusive of any taxes payable as a result of such repurchase) for all such purchases. The authorization does not have a specified expiration date. Accordingly, unless terminated earlier by resolution of the Board, the 2025 Share Repurchase Plan will expire when the Company has repurchased all shares authorized for repurchase thereunder. The Company is not obligated to acquire any particular amount of Common Stock and may modify or suspend the repurchases at any time in the Company's discretion.

In September and October 2023, the Board of Directors authorized a stock repurchase program (the "2023 Share Repurchase Plan") in the aggregate amount of up to $25.0 million (inclusive of any taxes payable as a result of such repurchase) that allowed the Company to repurchase shares of its issued and outstanding Common Stock. The 2023 Share Repurchase Plan expired in May 2024 when the Company had repurchased all shares authorized for repurchase.

In the year ended December 31, 2025, the Company purchased 55,597 shares as part of the 2025 Stock Repurchase Plan at an average price of $2.44 per share, excluding commission costs and the impact of excise taxes. As of December 31, 2025, $9.9 million was still available for share repurchases under the 2025 Share Repurchase Plan. The Company is not obligated to acquire any particular amount of Common Stock and may modify or suspend the repurchases at any time in the Company's discretion.

The Company's net stock repurchases are subject to a 1 percent excise tax under the Inflation Reduction Act. The excise tax is included as a reduction to accumulated deficit in the consolidated statements of stockholders' equity. Total accrued excise tax was immaterial at December 31, 2025

Tax Benefit Preservation Plan and Preferred Stock Purchase Rights

Effective June 5, 2024, the Company entered into the 2024 Tax Benefit Preservation Plan with Broadridge Corporate Issuer Solutions, LLC, as Rights Agent (the "2024 Tax Benefit Preservation Plan"). By adopting the 2024 Tax Benefit Preservation Plan, the Company is seeking to protect its ability to use its net operating loss carryforwards ("NOLs") and other tax attributes to offset potential future income tax liabilities. The Company's ability to use such NOLs and other tax attributes would be substantially limited if the Company experiences an "ownership change," as defined in Section 382 of the Internal Revenue Code. The 2024 Tax Benefit Preservation Plan is intended to make it more difficult for the Company to undergo an ownership change by deterring any person from acquiring 4.9% or more of the outstanding shares of stock without the approval of the Board of Directors.

As part of the 2024 Tax Benefit Preservation Plan, the Board declared a dividend of one preferred stock purchase right (a "2024 Right") for each outstanding share of Common Stock of the Company as of June 15, 2024. 27,030,605 Rights were issued to the holders of record of shares of Common Stock. The description and terms of the 2024 Rights are set forth in the 2024 Tax Benefit Preservation Plan. The 2024 Rights trade with, and are inseparable from, the Common Stock, and the record holders of shares of Common Stock are the record holders of the 2024 Rights. The 2024 Rights are not exercisable until the Distribution Date, as defined in the 2024 Tax Benefit Preservation Plan.

After the Distribution Date, each Right will be exercisable to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.0001 per share, of the Company (the "Series B Preferred"), at a purchase price of $15.25 per one one-thousandth of a share of Series B Preferred (the "Purchase Price"), subject to adjustment as provided in the 2024 Tax Benefit Preservation Plan. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company by virtue of holding such Right, including, without limitation, the right to vote and to receive dividends. The Board of Directors may adjust the Purchase Price, the number of shares of Series B Preferred issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Series B Preferred or Common Stock or certain other specified transactions. No adjustments to the Purchase Price of less than 1% are required to be made.

Each one one-thousandth of a share of Series B Preferred, if issued:

- Will not be redeemable.

- Will entitle holders to quarterly dividend payments of $0.001 per one one-thousandth of a share of Series B Preferred, or an amount equal to the dividend paid on one share of Common Stock, whichever is greater.

- Will entitle holders upon liquidation either to receive $0.001 per one one-thousandth of a share of Series B Preferred, or an amount equal to the payment made on one share of Common Stock, whichever is greater.

- Will have the same voting power as one share of Common Stock.

- If shares of Common Stock are exchanged as a result of a merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

Accumulated Other Comprehensive Loss

Comprehensive loss consists of two elements, net loss and other comprehensive income (loss). Other comprehensive income (loss) items are recorded in the stockholders' deficit section on the consolidated balance sheets and excluded from net loss. Other comprehensive loss consists primarily of unrealized foreign currency translation adjustments for subsidiaries with functional currencies other than the USD, unrealized translation gains (losses) on intercompany loans with foreign subsidiaries when repayment of those loans is not anticipated in the foreseeable future, and gains (losses) on interest rate swaps, net of amounts reclassified into interest expense, net.

The following table shows the ending balance of the components of accumulated other comprehensive loss, net of income taxes, in the stockholders' equity section on the consolidated balance sheets at the dates indicated (in thousands):

	December 31,	
	2025	2024
Unrealized foreign currency translation adjustment, net of realized amounts reclassified into loss from divestitures of businesses	$ (15,223)	$ (26,172)
Unrealized translation losses on intercompany loans with foreign subsidiaries, net of taxes	(2,605)	(6,477)
Unrealized gains on interest rate swaps, net of amounts reclassified into interest expense, net	2,690	9,033
Realized gain on interest rate swap sale, net of amounts reclassified into interest expense, net	—	1,626
Total accumulated other comprehensive loss	$ (15,138)	$ (21,990)

The functional currency of foreign subsidiaries are the local currencies. Results of operations for foreign subsidiaries are translated into United States dollars ("USD") using the average exchange rates on a monthly basis during the year. The assets and liabilities of those subsidiaries are translated into USD using the exchange rates in effect at the balance sheet date. The related translation adjustments are recorded as a separate component of stockholders' deficit in AOCI. During the year ended December 31, 2025, the Company divested certain product lines and reclassified $4.4 million of the cumulative foreign currency translation adjustment as a component of the loss on divestitures. See Note *15. Divestitures*.

As of December 31, 2025 and December 31, 2024, the unrealized translation losses on intercompany loans with foreign subsidiaries considered long-term in nature are net of unrealized income tax of $1.5 million and $1.4 million, respectively.

The income tax expense/benefit allocated to each component of other comprehensive loss for all other periods and components is not material. The Company reclassifies taxes from AOCI to earnings as the items to which the tax effects relate are similarly reclassified.

Stock-Based Compensation

The Company's stock-based compensation generally includes awards of restricted stock units ("RSUs") and performance-based restricted stock units ("PRSUs"). Key employees, officers and directors of the Company and its consultants or advisors are eligible to receive awards under the Upland Software, Inc. 2024 Omnibus Incentive Plan. Prior to 2024, awards were issued under the Upland Software, Inc. 2014 Equity Incentive Plan or the Amended and Restated Upland Software, Inc. 2010 Stock Option Plan (collectively, the "Plans").

At December 31, 2025, there were 1,090,826 shares of common stock reserved for issuance under the Plans including the reserve for maximum vesting potential of performance-based restricted stock units as described below.

Restricted Stock Units ("RSU")

Restricted stock units primarily vest over a period of 1 to three years upon the satisfaction of a service-based condition with yearly or quarterly vesting.

The total fair value of the RSUs vested during the years ended December 31, 2025, 2024 and 2023 was $3.4 million, $4.3 million and $5.0 million, respectively.

Performance-Based Restricted Stock Units ("PRSU")

In 2025, 2024 and 2023, fifty percent of the awards granted to the Chief Executive Officer were PRSUs. The PRSU agreements provide that the quantity of units subject to vesting may range from —% to 300% of the units granted based on the Company's absolute total shareholder return ("TSR") at the end of twenty-four to thirty-six month performance periods.

The 2025 PRSU did not vest during year ended December 31, 2025. In December 2024, 750,000 of the 2024 PRSUs vested when the TSR met the performance criteria. The 2023 PRSU did not vest prior to the end of its performance period on December 31, 2025 and was cancelled. The total fair value of PRSUs vested during the years ended December 31, 2025, 2024 and 2023 was nil, $3.5 million and nil, respectively.

Significant assumptions used in the Monte Carlo simulation model for the PRSUs granted during the years ended December 31, 2025, 2024 and 2023 are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Expected volatility	81.9%	62.1% -74.6%	55.5%
Risk-free interest rate	4.2%	4.0% - 4.4%	4.4%
Remaining performance period (in years)	3.08	3.08 -2.73	2.86
Dividend yield	—	—	—

The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities as of the grant date. Expected volatility is based on the historical volatility of the Company's common stock over the estimated expected life. The Company does not pay a dividend, therefore, the dividend yield is assumed to be zero.

The following table summarizes PRSU and RSU activity during the year ended December 31, 2025 :

	Number of Units	Weighted-Average Grant Date Fair Value
Unvested restricted units outstanding as of December 31, 2024	2,277,132	$ 5.36
Granted	2,025,000	4.77
Vested	(1,493,869)	5.01
Cancelled	(100,000)	14.73
Forfeited	(758,880)	4.45
Unvested restricted units outstanding as of December 31, 2025	1,949,383	$ 4.88

At December 31, 2025, there were 1,699,383 restricted stock units and 250,000 performance-based restricted stock units outstanding under the Plans. The PRSU and RSU activity table above includes PRSU units granted that are based on a 100% target payout.

As of December 31, 2025, $5.8 million of unrecognized compensation cost related to unvested restricted stock units (including performance based awards) is expected to be recognized over a weighted-average period of 1.88 years.

Stock Option Activity

Under the Plans, options granted to date generally vest over a three or four year period, with a maximum term of ten years. Stock option activity during the year ended December 31, 2025 is as follows:

	Number of Options Outstanding	Weighted–Average Exercise Price	Weighted–Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	103,561	$ 10.77		
Options expired	(31,929)	7.56		
Outstanding at December 31, 2025	71,632	$ 12.20	0.9	$ —
Options vested and expected to vest at December 31, 2025	71,632	$ 12.20	0.9	$ —
Options vested and exercisable at December 31, 2025	71,632	$ 12.20	0.9	$ —

The aggregate intrinsic value of options exercised at December 31, 2025, 2024, and 2023, was nil, nil, and nil, respectively. All of the Company's outstanding stock options are fully vested. As of December 31, 2025, there was no remaining unrecognized compensation cost related to stock options.

Share-based Compensation

The Company recognized share-based compensation expense from all awards in the following expense categories (in thousands):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Cost of revenue	$	420	$	765	$	952
Research and development		785		2,095		2,463
Sales and marketing		448		1,512		2,059
General and administrative		7,455		10,898		17,400
Total	$	9,108	$	15,270	$	22,874

Income tax benefits recognized from stock-based compensation arrangements in each of the periods presented were immaterial due to cumulative losses and valuation allowances.

13. Revenue Recognition

Deferred Commissions

The following table presents the activity impacting deferred commissions for the year ended December 31, 2025 (in thousands):

	Deferred Commissions	
Balance as of 12/31/2023	$	22,997
Capitalized deferred commissions		9,662
Amortization of deferred commissions		(12,151)
Balance as of 12/31/2024	$	20,508
Deferred commissions divested (see *Note 15. Divestitures*)		(5,646)
Capitalized deferred commissions		6,796
Amortization of deferred commissions		(8,133)
Balance as of 12/31/2025	$	13,525

Deferred Revenue

During the year ended December 31, 2025, we recognized $81.6 million and $1.9 million of subscription services and professional services revenue, respectively, that was included in the deferred revenue balances at the beginning of the period.

Remaining Performance Obligations

As of December 31, 2025, approximately $165.6 million of revenue is expected to be recognized from remaining performance obligations. We expect to recognize revenue on approximately 70% of these remaining performance obligations over the next 12 months, with the balance recognized thereafter.

Disaggregated Revenue

The Company disaggregates revenue from contracts with customers by geography and revenue generating activity, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Revenue by geography is based on the ship-to address of the customer, which is intended to approximate where the customers' users are located. The ship-to country is generally the same as the billing country. The Company has operations primarily in the U.S., United Kingdom and Canada. Information about these operations is presented below (in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenues:			
Subscription and support:			
United States	$ 150,574	$ 187,762	$ 201,252
United Kingdom	21,218	33,697	37,004
Canada	11,815	12,793	13,644
Other International	21,466	26,433	29,654
Total subscription and support revenue	205,073	260,685	281,554
Perpetual license:			
United States	2,042	2,959	2,654
United Kingdom	345	310	589
Canada	189	258	199
Other International	2,704	2,310	2,635
Total perpetual license revenue	5,280	5,837	6,077
Professional services:			
United States	3,863	4,919	5,961
United Kingdom	767	937	1,318
Canada	578	704	827
Other International	1,315	1,712	2,115
Total professional service revenue	6,523	8,272	10,221
Total revenue	$ 216,876	$ 274,794	$ 297,852

14. Employee Benefit Plans

The Company has established various international defined contribution plans and one voluntary defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code. The Company made no contributions to the 401(k) plans for the years ended December 31, 2025, 2024 and 2023.

15. Divestitures

During the year ended December 31, 2025, the Company completed divestitures of certain product lines for combined total consideration of $15.5 million with up to $4.0 million in earn-outs over the next 2 years. For the year ended December 31, 2025, the combined net loss on divestitures was $24.4 million and divestiture-related expenses were $9.7 million.

Total consideration included a secured promissory note in the principal amount of $5.5 million to be repaid quarterly over 5 years bearing interest at 10% annually. The Company recognized the promissory note at its fair value of $4.9 million on the date of sale. The Company evaluated the collectability of the promissory note at inception and based on that evaluation the Company provided a $1.5 million reserve which was recorded as an additional loss on the divestiture of the product lines. At December 31, 2025, the book value of the note was $3.0 million. The Company will continue to monitor the collectability of the note and will record adjustments to the estimated net realizable value as deemed necessary until the note is settled. This note matures in 2030. At December 31, 2025, the current portion of the promissory note, net of the allowance, was $0.5 million and is recorded in prepaid expenses and other current assets on the Company's consolidated balance sheets and the long-term portion of the promissory note, net of the allowance, was $2.5 million and is recorded in other assets on the Company's consolidated balance sheets. The Company's interest in this note receivable is a variable interest and the underlying entity is a variable interest entity ("VIE"). The Company is not the primary beneficiary of this VIE because the Company does not individually have the power to direct the activities that are most significant to the entity and accordingly, the VIE is not consolidated.

As part of the divestitures, the Company entered into transition services agreements (each a "TSA") with each of the buyers to assist them in the transition of certain functions, including, but not limited to, information technology, finance and accounting. Each TSA period has lapsed as of December 31, 2025. The Company has $0.2 million in TSA receivables due from the buyers recorded in prepaid expenses and other current assets in the consolidated balance sheets at December 31, 2025.

16. Segment Information and Geographic Information

The Company's Chief Executive Officer is considered to be the chief operating decision-maker ("CODM"). The CODM manages the business as a multi-product cloud-based software application business that utilizes a singular operating model to deliver a consistently high level of operating performance to customers regardless of their geography or IT environment. Operating results are reviewed by the CODM primarily at the consolidated entity level for purposes of making resource allocation decisions and for evaluating financial performance. Accordingly, we consider the Company to be in a single operating and reporting segment structure. The key measure of profit or loss utilized by the CODM to assess the performance of and allocate resources within the Company's single operating segment is net loss. This measure is presented on the consolidated statements of operations. Significant segment expenses included in net loss are cost of revenue, sales and marketing, research and development, general and administrative, depreciation and amortization, acquisition and divestiture related expenses, interest expense, net and other income (expense), which are presented on the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total assets.

Revenue

See "*Note 13 Revenue Recognition—Disaggregated Revenue*" for a detail of revenue by geography.

Property and equipment

	December 31,	
	2025	**2024**
Property and equipment, net:		
United States	$ 1,208	$ 720
United Kingdom	75	117
Canada	369	367
Other International	163	314
Total property and equipment, net	$ 1,815	$ 1,518

Operating lease right-of-use asset

	December 31,	
	2025	**2024**
Operating lease right-of-use asset:		
United States	$ 1,436	$ 906
United Kingdom	59	67
Canada	74	161
Other International	144	230
Total operating lease right-of-use asset	$ 1,713	$ 1,364

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) of the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer (our principal executive officer and principal financial officer, respectively), has evaluated our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2025.

Our management does not expect that our disclosure controls and procedures will prevent or detect all errors and all fraud. Disclosure controls and procedures, no matter how well designed, operated and managed, can provide only reasonable assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations of disclosure controls and procedures, no evaluation of such disclosure controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Management Report on Internal Control Over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) . Based on that assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025 based on those criteria.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

Retention Arrangement

On February 26, 2026, the Compensation Committee of the Board approved a retention arrangement for Dan Doman, the Company's Chief Operating and Product Officer. Pursuant to the arrangement, all of his then-outstanding and unvested equity awards were modified to provide for full vesting upon a change in control of the Company.

Rule 10b5-1 Trading Arrangements

None of our directors or executive officers adopted or terminated a "Rule 10b5-1 trading arrangement" or adopted or terminated a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K) during the quarter ended December 31, 2025.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Officers and Corporate Governance

We have adopted a code of ethics that applies to the Company's directors, officers and employees, including the Chief Executive Officer and the Chief Financial Officer and any other persons performing similar functions. The text of our code of ethics, "Code of Business Conduct and Ethics," has been posted on our website at https://investor.uplandsoftware.com/governance/governance-documents/default.aspx. We will provide a copy of the code of ethics without charge upon request to Corporate Secretary, Upland Software, Inc., 900 S. Capital of Texas Highway, Las Cimas IV, Suite 300, Austin, Texas 78746.

Additional information required by this item is incorporated by reference from our 2026 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2026 Annual Meeting of Stockholders ("2026 Proxy Statement), under the headings "Proposal One: Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Directors and Corporate Governance" and "Executive Officers." The 2026 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 11.   Executive Compensation

The information required by this item is incorporated by reference from our 2026 Proxy Statement, under the headings "Executive Compensation" and "Directors and Corporate Governance-Compensation Committee Interlocks and Insider Participation." The 2026 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference from our 2026 Proxy Statement under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management." The 2026 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 13.   Certain Relationships, and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from our 2026 Proxy Statement under the headings "Certain Relationships and Related Party Transactions" and "Directors and Corporate Governance-Director Independence." The 2026 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

Item 14.   Principal Accounting Fees and Services

The information required by this item is incorporated by reference from our 2026 Proxy Statement under the heading "Proposal Two: Ratification of Selection of Independent Registered Public Accounting Firm." The 2026 Proxy Statement will be filed with the SEC within 120 days after the end of the calendar year to which this report relates.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a) Financial Statements

The financial statements filed as part of this Annual Report on Form 10-K are listed on the "Index to Consolidated Financial Statements" included in *"Item 8. Financial Statements and Supplementary Data"* herein.

(b) Financial Statement Schedules

All schedules have been omitted because they are not required or because the required information is otherwise included in the consolidated financial statements or notes thereto set forth under Item 8 above.

(c) Exhibits

See Exhibit Index at the end of this Annual Report on Form 10-K, which is incorporated by reference.

Item 16. Form 10-K Summary

Not applicable.

Exhibit No.	Description of Exhibit	Incorporated by Reference			
		Form	**File No.**	**Exhibit**	**Filing Date**
3.1	Amended and Restated Certificate of Incorporation, as currently in effect	10-K	001-36720	3.1	March 30, 2016
3.2	Amended and Restated By-laws of Upland Software, Inc., effective February 3, 2020	8-K	001-36720	3.1	February 4, 2020
3.3	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock	8-K	001-36720	3.1	August 23, 2022
3.4	Certificate of Designations of Series B Junior Participating Preferred Stock of Upland Software, Inc., filed with the Secretary of State of the State of Delaware on May 2, 2023.	8-K	001-36720	3.1	May 3, 2023
3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Upland Software, Inc.	8-K	001-36720	3.1	June 8, 2023
3.6	Amendment to the Second Amended and Restated Bylaws of Upland Software, Inc.	8-K	001-36720	3.1	March 3, 2025
4.1	Description of Capital Stock	10-K	001-36720	4.1	March 12, 2025
4.3	Tax Benefit Preservation Plan, dated as of June 5, 2024, by and between Upland Software, Inc. and Broadridge Corporate Issuer Solutions, LLC, as rights agent.	8-K	001-36720	10.1	June 5, 2024
10.1+	Form of Indemnification Agreement for directors and officers	S-1	333-198574	10.2	October 27, 2014
10.2+	Amended and Restated 2010 Stock Plan, as amended September 2, 2014	S-1	333-198574	10.3.1	September 4, 2014
10.3+	Form of Stock Option Agreement under Amended and Restated 2010 Stock Plan (Standard)	S-1	333-198574	10.4	September 4, 2014
10.3.1+	Form of Stock Option Agreement under Amended and Restated 2010 Stock Plan (Former ComSci, LLC Employees)	S-1	333-198574	10.4.1	September 4, 2014
10.3.2+	Form of Stock Option Agreement under Amended and Restated 2010 Stock Plan (Executive)	S-1	333-198574	10.4.2	September 4, 2014
10.3.3+	Form of Amendment to Stock Option Agreement under Amended and Restated 2010 Stock Plan with Certain Executives	S-1	333-198574	10.4.3	September 4, 2014
10.4+	Form of Restricted Stock Purchase Agreement under Amended and Restated 2010 Stock Plan	S-1	333-198574	10.5	September 4, 2014
10.4.1+	Form of Amendment to Restricted Stock Purchase Agreement under Amended and Restated 2010 Stock Plan	S-1	333-198574	10.5.1	September 4, 2014
10.5+	2014 Equity Incentive Plan	S-1	333-198574	10.6	October 27, 2014
10.6+	Form of Stock Option Award Agreement under 2014 Equity Incentive Plan	S-1	333-198574	10.7	October 27, 2014
10.6.1+	Form of Stock Option Award Agreement under 2014 Equity Incentive Plan (Executive)	S-1	333-198574	10.7.1	October 27, 2014
10.7+	Form of Restricted Stock Purchase Agreement under 2014 Equity Incentive Plan	S-1	333-198574	10.8	October 27, 2014
10.7.1+	Form of Restricted Stock Purchase Agreement under 2014 Equity Incentive Plan (Executive)	S-1	333-198574	10.8.1	October 27, 2014
10.8+	Form of Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan	S-1	333-198574	10.9	October 27, 2014
10.8.1+	Form of Restricted Stock Unit Award Agreement under 2014 Equity Incentive Plan (Executive)	S-1	333-198574	10.9.1	October 27, 2014
10.9+	Upland Software, Inc. 2024 Omnibus Incentive Plan	8-K	001-36720	4.1	June 5, 2024
10.20+	Employment Agreement between the Registrant and Michael D. Hill, dated March 28, 2017	10-K	001-36720	10.21	March 30, 2017
10.21+	Employment Agreement between the Registrant and John T. McDonald, dated March 28, 2017	10-K	001-36720	10.23	March 30, 2017
10.22+	Amendment #1 to Employment Agreement between the Registrant and Michael D. Hill, dated March 28, 2017	10-K	001-36720	10.23	March 15, 2019
10.23+	Amendment #1 to Employment Agreement between the Registrant and John T. McDonald, dated March 28, 2017	10-K	001-36720	10.25	March 15, 2019

		Incorporated by Reference			
10.24+	Amendment #2 to Employment Agreement between the Registrant and Michael D. Hill, dated March 28, 2017	10-K	001-36720	10.29	February 25, 2021
10.25+	Amendment #2 to Employment Agreement between the Registrant and John T. McDonald, dated March 28, 2017	10-K	001-36720	10.31	February 25, 2021
10.26+	Employment Agreement between the Registrant and Dan Doman, dated November 1, 2022	10-Q	001-36720	10.1	August 3, 2023
10.27+	Amendment #3 to Employment Agreement between the Registrant and John T. McDonald, dated January 30, 2024	10-K	001-36720	19	March 12, 2025
10.35	Securities Purchase Agreement, by and between Upland Software, Inc. and Ulysses Aggregator, LP, dated as of July 14, 2022	8-K	001-36720	10.1	July 14, 2022
10.36	Registration Rights Agreement, by and between Upland Software, Inc. and Ulysses Aggregator, LP, dated as of August 23, 2022	8-K	001-36720	10.1	August 23, 2022
10.37	Credit Agreement, dated as of July 25, 2025, by and among Upland Software, Inc., the subsidiary guarantors party thereto, Sound Point Capital, as administrative agent, and the lenders party thereto.	8-K	001-36720	10.1	July 28, 2025
19*	Insider Trading Policy				
21.1*	List of subsidiaries of Upland Software, Inc.				
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm				
24.1*	Power of Attorney (included on signature pages hereto)				
31.1*	Certification of the Principal Executive Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of the Principal Financial Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1*	Certification of Principal Executive Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2*	Certification of Principal Financial Officer Required Under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1	10-K	001-36720	97.1	March 12, 2025
101*	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.				
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

+ Indicates management contract, compensatory plan or arrangement.

* Filed herewith.

(1) The material contained in Exhibit 32.1 and Exhibit 32.2 is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 as amended or the Securities Exchange Act of 1934 as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing, except to the extent that the Company specifically incorporates it by reference.

Pursuant to the requirement of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2026

Upland Software, Inc.

By: /s/ John T. McDonald

John T. McDonald

Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John T. McDonald and Michael D. Hill and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent the full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ John T. McDonald John T. McDonald	Chief Executive Officer and Chairman (*Principal Executive Officer*)	March 3, 2026
/s/ Michael D. Hill Michael D. Hill	Chief Financial Officer and Treasurer (*Principal Financial Officer and Principal Accounting Officer*)	March 3, 2026
/s/Tim Mattox Tim Mattox	Director	March 3, 2026
/s/ David D. May David D. May	Director	March 3, 2026
/s/ Stephen E. Courter Stephen E. Courter	Director	March 3, 2026
/s/ Teresa M. Walsh Teresa M. Walsh	Director	March 3, 2026
/s/ David H.S. Chung David H.S. Chung	Director	March 3, 2026